As filed with the Securities and Exchange Commission on May 3, 2021

Registration Statement No. 333-255337

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 1

to

Form F-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

Camposol Holding PLC

(Exact name of registrant as specified in its charter)

Cyprus	100	Not Applicable
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

81-83 Grivas Digenis Avenue, 1st Floor

Nicosia Jacovides Tower

Nicosia 1090

Cyprus

(357) 22-209-999

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Cogency Global Inc.

122 East 42nd Street, 18th Floor

New York, NY 10168 (212) 947-7200

(Name and address, including zip code, and telephone number, including area code, of agent for service)

With copies to:

Gregory Harrington Arnold & Porter Kaye Scholer LLP 601 Massachusetts Ave., NW Washington, D.C. (202) 942 5000 (202) 942 5999	Samuel B. Dyer Coriat Chief Executive Officer Camposol S.A. Av. El Derby 250 Santiago de Surco Lima, Peru (51) (1) 213-6565	Adam J. Brenneman Manuel Silva Cleary Gottlieb Steen & Hamilton LLP One Liberty Plaza New York, New York (212) 225 2704 (212) 225 3999

Approximate date of commencement of proposed sale to the public:

As soon as practicable after the effective date of this Registration Statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933. Emerging growth company.  ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 7 (a)(2)(B) of the Securities Act.  ☐

†	The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012

CALCULATION OF REGISTRATION FEE

TITLE OF EACH CLASS OF SECURITIES TO BE REGISTERED	PROPOSED MAXIMUM AGGREGATE OFFERING PRICE(1)(2)	AMOUNT OF REGISTRATION FEE(3)
Ordinary Shares	U.S.$450,000,000	U.S.$49,095

(1)	Estimated solely for the purpose of computing the amount of the registration fee pursuant to Rule 457(o) under the Securities Act.
(2)

Includes Ordinary Shares that may be sold upon exercise of the underwriter’s over-allotment option, if any, and Ordinary Shares that may be offered outside the United States pursuant to Regulation S, but that may be resold from time to time in the United States in transactions requiring registration under the Securities Act. See “Underwriting.”

(3)

A fee of U.S.$42,953 was previously paid by Camposol Holding PLC on November 14, 2017 with the filing of Registration Statement No. 333-221545. An additional fee of U.S.$14,317 was previously paid by Camposol Holding PLC on December 29, 2017 with the filing of Registration Statement No. 333-221545. The aggregate fee of U.S.$57,270 (the “Aggregate Fee”) was previously paid, determined at the then applicable rate of U.S.$124.50 per U.S.$1,000,000 of the then- proposed maximum aggregate offering price of U.S.$460,000,000. Pursuant to Rule 457(p) under the Securities Act, the current fee of U.S.$49,095 is offset against the previously paid Aggregate Fee.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. Neither we nor the Selling Shareholders may sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION PRELIMINARY

PROSPECTUS DATED MAY 3, 2021

Ordinary Shares

Camposol Holding PLC

This is Camposol Holding PLC’s (the “Company”) initial public offering. We are offering ordinary shares of the Company and the selling shareholders named in this prospectus (the “Selling Shareholders”) are offering ordinary shares (collectively, the “Ordinary Shares”) in a combined offering (this “Offering”) consisting of (1) an international offering of              Ordinary Shares in the United States and other countries outside the United States and Peru through the underwriters named in this prospectus, which we refer to as the international offering, and (2) a concurrent public offering directed exclusively to institutional investors in Peru of              Ordinary Shares, registered with the Peruvian Capital Markets Superintendency (Superintendencia del Mercado de Valores or the “SMV”), through the Peruvian placement facilitation agents named in this prospectus, which we refer to as the Peruvian offering. We will not receive any proceeds from the sale of Ordinary Shares by the Selling Shareholders. No public market currently exists for our Ordinary Shares. We expect the initial public offering price of the Ordinary Shares to be between U.S.$             and U.S.$             per share. We have applied to have our Ordinary Shares listed on the New York Stock Exchange (“NYSE”) under the symbol “CMSL”. We will apply to register the Ordinary Shares in the Peruvian Public Registry of the Capital Markets (Registro Público del Mercado de Valores) under the Institutional Investors’ Market Section managed by the SMV, and to list the Ordinary Shares on the Lima Stock Exchange (Bolsa de Valores de Lima or the “LSE”) pursuant to the Institutional Investors’ Market Regulations (Reglamento del Mercado de Inversionistas Institucionales or the “IIM Regulations”) approved by SMV Resolution No. 021-2013-SMV/01, as amended, and the Securities Registration and Exclusion Regulations (Reglamento de Inscripción y Exclusión de Valores Mobiliarios en el Registro Público del Mercado de Valores y en la Rueda de Bolsa), approved by SMV Resolution No. 031-2012-SMV/01, as amended. The closings of the international offering and the Peruvian offering are conditioned upon each other.

We qualify as an “emerging growth company” as defined in Section 2(a) of the Securities Act of 1933 and, as a result, are subject to reduced public company reporting requirements.

Investing in our Ordinary Shares involves risks. Please read “Risk Factors” beginning on page 41 of this prospectus.

	Per Ordinary Share	Total
Initial public offering price	U.S.$	U.S.$
Underwriting discounts and commissions(1)	U.S.$	U.S.$
Proceeds to us, before expenses	U.S.$	U.S.$
Proceeds to Selling Shareholders, before expenses	U.S.$	U.S.$
(1)	See “Underwriting” for additional information regarding total underwriter compensation.

We have granted an option to the underwriters, exercisable for 30 days after the date of this prospectus, to purchase up to             additional Ordinary Shares at the public offering price, less the underwriting discount.

Neither the U.S. Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the Ordinary Shares against payment in New York, New York on or about             , 2021, through the Book- Entry facility of The Depositary Trust Company.

Global Coordinators and Joint Bookrunners

BofA Securities	UBS Investment Bank	J. P. Morgan

Joint Bookrunner

Scotiabank		Santander

Peruvian Co-Manager

Interbank The date of this prospectus is , 2021

Camposol®

CAMPOSOL CARES FROM FARM TO FAMILY

U.S. Per Capita Consumption
10-Year CAGR (2010 – 2019)

Source: U.S. Department of Agriculture (USDA)

Blueberries 8.5%

Avocados 7.7%

US$343mm	US$143mm	US$90mm	US$362mm[1]
2020 Revenue	*2020 Gross Profit Before Adj. for Biological Assets*	*2020 Operating Profit*	*2020 Long-Term Debt*

- Presence in +40 countries
- 23 Distribution Facilities
- 10 Packing Facilities
- +20,000 Has of Own Fields
- 24 Years in the Market

- Diverse portfolio of on-trend, branded, fresh food products
- Year-round production capabilities
- Market-leading yields across key products
- Vertically-integrated producer
- Strong relationship with top retailers and wholesalers worldwide
- Total control from farm to retail ensuring full product traceability

Camposol Holding PLC Revenue Evolution (US$mm)

2011-2020 CAGR
15.5%
$94
$84
$122
$154
$179
$207
$286
$374
$327
$343
2011
2012
2013
2014
2015
2016
2017
2018
2019
2020

1 The amount includes the current and non-current portions of the Company's long-term debt.

We are responsible for the information contained in this prospectus and in any free writing prospectus we prepare or authorize. Neither the Company, the Selling Shareholders, nor the underwriters have authorized anyone to provide you with information other than that contained in this prospectus or in any free writing prospectus prepared by or on behalf of us or to which we have referred you. We take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give to you. The information contained in this prospectus or any free writing prospectus is accurate only as of the date of this prospectus or such free writing prospectus, regardless of the time of delivery of this prospectus or any free writing prospectus. Our business, financial condition, results of operations and prospects may have changed since that date.

We and the Selling Shareholders are offering to sell, and seeking offers to buy, Ordinary Shares only in jurisdictions where offers and sales are permitted. None of the Company, the Selling Shareholders nor the underwriters have taken any action to permit a public offering of our Ordinary Shares or the possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than the United States and Peru. You are required to inform yourselves about and to observe any restrictions relating to this Offering and the distribution of this prospectus.

-i-

Basis of Presentation

Unless otherwise specified, references herein to “U.S. dollars,” “dollars,” “U.S.$” or “$” are to United States dollars, the legal currency of the United States; references to “sol”, “Sol”, “PEN,” “soles” or “S/” are to the sol, the legal currency of Peru; references to “€,” “Euros” and “EUR” are to the currency introduced at the start of the third stage of European economic and monetary union pursuant to the treaty establishing the European Community, as amended; and references to “Yuan” are to the official currency of the Republic of China.

References in this prospectus to the “Company,” “we,” “us”, “our” or “Camposol Holding” refer to Camposol Holding PLC and its consolidated subsidiaries, unless the context requires otherwise. As used in this prospectus, the terms “fiscal,” “fiscal year” and “fiscal year ended” refer to our fiscal year, which ends on December 31 of such fiscal year. “ Camposol S.A.” or “Camposol” refers to our subsidiary Camposol S.A., a sociedad anónima organized and existing under the laws of Peru.

NOTICE TO RESIDENTS OF PERU

THIS OFFERING WILL BE CONSIDERED A PUBLIC OFFERING DIRECTED EXCLUSIVELY TO “INSTITUTIONAL INVESTORS” (AS SUCH TERM IS DEFINED UNDER THE IIM REGULATIONS). THE ORDINARY SHARES WILL BE REGISTERED WITH THE SMV PURSUANT TO THE PROCEDURES SET FORTH IN TITLE III OF THE IIM REGULATIONS, WHICH IS APPLICABLE TO CONCURRENT U.S. INITIAL PUBLIC OFFERINGS DULY REGISTERED WITH THE U.S. SECURITIES AND EXCHANGE COMMISSION AND PERUVIAN PUBLIC OFFERINGS. THE ORDINARY SHARES OFFERED HEREBY ARE SUBJECT TO TRANSFER AND RESALE RESTRICTIONS AND SHALL NOT BE OFFERED OR SOLD IN PERU, EXCEPT (I) THE OFFERING IS REGISTERED WITH THE SMV AND THE SHARES ARE PREVIOUSLY REGISTERED BY THE SMV, (II) IN COMPLIANCE WITH THE IIM REGULATIONS, OR (III) IF SUCH OFFERING IS CONSIDERED A PRIVATE OFFERING UNDER THE PERUVIAN SECURITIES LAWS AND REGULATIONS OF PERU. THE PERUVIAN SECURITIES LAWS ESTABLISH, AMONG OTHER THINGS, THAT AN OFFER DIRECTED EXCLUSIVELY TO INSTITUTIONAL INVESTORS QUALIFIES AS A PRIVATE OFFERING. IN MAKING AN INVESTMENT DECISION, INSTITUTIONAL INVESTORS (AS DEFINED BY THE IIM REGULATIONS) MUST RELY ON THEIR OWN EXAMINATION OF THE TERMS OF THE OFFERING OF THE SHARES TO DETERMINE THEIR ABILITY TO INVEST IN THE SHARES.

NO OFFER OF OR INVITATION TO SUBSCRIBE FOR OR BUY OR SELL THE ORDINARY SHARES CAN BE MADE IN THE REPUBLIC OF PERU, EXCEPT IN COMPLIANCE WITH THE APPLICABLE SECURITIES LAWS OF PERU.

NOTICE TO RESIDENTS IN THE EUROPEAN ECONOMIC AREA

In any European Economic Area (“EEA”) Member State (each, an “EEA Member State”), this communication is only addressed to and is only directed at “qualified investors” in that EEA Member State within the meaning of Regulation (EU) 2017/1129 (the “Prospectus Regulation”). This prospectus has been prepared on the basis that any offer of Ordinary Shares in any EEA Member State will be made pursuant to an exemption under the Prospectus Regulation from the requirement to publish a prospectus for offers of Ordinary Shares. Accordingly, any person making or intending to make an offer of Ordinary Shares which are the subject of the offering contemplated in this prospectus in an EEA Member State may only do so in circumstances in which no obligation arises for us, the Selling Shareholders or the underwriters to publish a prospectus pursuant to Article 3 of the Prospectus Regulation in relation to such offer. Neither us, the Selling Shareholders nor the underwriters have authorized, nor do they authorize, the making of any offer of Ordinary Shares in circumstances in which an obligation arises for us, the Selling Shareholders or the underwriters to publish a prospectus for such offer.

NOTICE TO RESIDENTS OF THE UNITED KINGDOM

In relation to the United Kingdom, this communication is only addressed to and directed at persons in the United Kingdom who are “qualified investors” within the meaning of Regulation (EU) 2017/1129 as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018 (“EUWA”) (the “UK Prospectus Regulation”). This prospectus has been prepared on the basis that any offer in the United Kingdom will be made pursuant to an exemption under the UK Prospectus Regulation from the requirement to publish a prospectus for offers of Ordinary Shares. Accordingly any person making or intending to make any offer within the United Kingdom of Ordinary Shares which are the subject of the offering contemplated in this prospectus may only do so in circumstances in which no obligation arises for us, the Selling Shareholders or the underwriters to publish a prospectus pursuant to Section 85 of the Financial Services and Markets Act 2000 (the “FSMA”) in relation to such offer. Neither us, the Selling Shareholders nor the underwriters have authorized, nor do they authorize, the making of any offer of Ordinary Shares in circumstances in which an obligation arises for us, the Selling Shareholders or the underwriters to publish a prospectus for such offer. In addition, this communication is only being distributed to and is only directed at persons who (i) are outside the United Kingdom; (ii) have professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the “Financial Promotion Order”); (iii) are persons falling within Article 49(2)(a) to (d) (“high net worth companies, unincorporated associations etc.”) of the Financial Promotion Order; (iv) are members or creditors of certain bodies corporate as defined by or within Article 43(2) of the Financial Promotion Order; or (v) are persons to whom an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the FSMA) in connection with the issue or sale of any securities may otherwise lawfully be communicated or caused to be communicated (all such persons together being referred to as “relevant persons”). The Ordinary Shares are only available to, and any invitation, offer or agreement to subscribe, purchase or otherwise acquire such Ordinary Shares will be engaged in only with, relevant persons. Any person who is not a relevant person should not act or rely on this document or any of its contents. This prospectus is not a prospectus that has been approved by the Financial Conduct Authority or any other United Kingdom regulatory authority for the purposes of Section 85 of the FSMA.

In connection with the issue of any Ordinary Shares, the underwriters (if any) acting as Stabilization Managers (or persons acting on behalf of any Stabilization Managers) may over allot Ordinary Shares or effect transactions with a view to supporting the market price of the Ordinary Shares at a level higher than that which might otherwise prevail. However, stabilization may not necessarily occur. Any stabilization action may begin on or after the date on of this prospectus and, if begun, may cease at any time, but it must end no later than the earlier of 30 days after the issue date of the Ordinary Shares and 60 days after the date of the allotment of the Ordinary Shares. Any stabilization action or over allotment must be conducted by the relevant Stabilization Managers (or persons acting on behalf of any Stabilization Managers) in accordance with all applicable laws and rules.

PRESENTATION OF FINANCIAL MEASURES AND OTHER INFORMATION

Financial Statements

Camposol Holding

The Company was incorporated on October 22, 2019 as a limited company under Cyprus law. On February 17, 2021, the Company held a shareholders meeting approving its conversion into a public company limited by shares under Cyprus law. On March 30, 2021, the Company held a shareholders meeting approving its change of name to Camposol Holding PLC. This prospectus includes the audited historical consolidated financial statements of Csol Holding LTD (subsequently renamed Camposol Holding PLC) and Subsidiaries as of and for the years ended December 31, 2019 and 2020 and the related notes thereto, which were prepared in accordance with International Financial Reporting Standards, or “IFRS”, and interpretations issued by the IFRS Interpretations Committee applicable to companies reporting under IFRS, as issued by the International Accounting Standards Board, or the IASB, and audited in accordance with the Public Company Accounting Oversight Board, or PCAOB, standards. The functional currency of the Company is the U.S. dollar. For more information, see “Exchange Rates.”

Non-IFRS Financial Measures

Adjusted EBITDA and Adjusted EBITDA Margin

We have disclosed our historical Adjusted EBITDA and Adjusted EBITDA Margin in this prospectus, which are non-IFRS financial measures. See “Summary Selected Consolidated Financial and Other Data” and “Selected Consolidated Financial and Other Data”. Adjusted EBITDA and Adjusted EBITDA Margin should not be considered as an alternative to profit (loss) or operating cash flow, nor should they be considered as a liquidity measurement, because they do not reflect certain costs involved in our operations, such as finance expenses, taxes, depreciation, capital expenses and other related costs, any of which may have a significant effect on our net profit. Adjusted EBITDA and Adjusted EBITDA Margin are not a measurement of our financial performance under IFRS and should not be considered as an alternative to profit (loss), income (loss) from operating profit or any other performance measures derived in accordance with IFRS.

Adjusted EBITDA and Adjusted EBITDA Margin are presented in this prospectus because they are important metrics used by management as one of the means by which we assess our financial performance. Adjusted EBITDA and Adjusted EBITDA Margin are also frequently used by analysts, investors and other interested parties to evaluate companies in our industry. We use Adjusted EBITDA and Adjusted EBITDA Margin as supplements to IFRS measures of performance to evaluate the effectiveness of our business strategies. These measures, when used in conjunction with related IFRS financial measures, provides investors with additional financial analytical framework which management uses, in addition to historical operating results, as the basis for financial, operational and planning decisions and present measurements that third parties have indicated are useful in assessing our company and its results of operations. You should rely primarily on our IFRS results, and use Adjusted EBITDA and Adjusted EBITDA Margin in a supplemental manner. There is no standard definition of Adjusted EBITDA and Adjusted EBITDA Margin, and our definitions may not be comparable to Adjusted EBITDA and Adjusted EBITDA Margin as used by other companies.

We calculate Adjusted EBITDA as profit (loss) for the period/year excluding interest net; income tax expense/benefit; depreciation and amortization; share of profit of investments accounted for using the equity method; net foreign exchange losses/gains, other income and expenses; net gain arising from changes in fair value of biological assets and impairment of fixed assets. We calculate Adjusted EBITDA Margin as Adjusted EBITDA divided by revenue from operations.

The use of Adjusted EBITDA and Adjusted EBITDA Margin, instead of profit (loss) and profit (loss) margin, has limitations as an analytical tool, including the following:

•	Adjusted EBITDA and Adjusted EBITDA Margin do not reflect changes in, or cash requirements for, our working capital needs;

•	Adjusted EBITDA and Adjusted EBITDA Margin do not reflect our interest expense, or the cash requirements necessary to service interest or principal payments, on our debt;

•	Adjusted EBITDA and Adjusted EBITDA Margin do not reflect our tax expense or the cash requirements to pay taxes;

•

Although depreciation and amortization are non-cash charges, the assets being depreciated and amortized will often have to be replaced in the future, and Adjusted EBITDA and Adjusted EBITDA Margin do not reflect any cash requirements for such replacements; and

•	Adjusted EBITDA and Adjusted EBITDA Margin do not reflect historical cash expenditures or future requirements for capital expenditures or contractual commitments.

Industry, Market Data and Other Information

We obtained the statistical data and information included in this prospectus relating to the markets where we operate from reports prepared by government agencies, third party surveys, market research, consultant surveys, industry publications and surveys and other publicly-available sources. Although we believe that these sources are reliable, neither we nor the Selling Shareholders have performed any independent verification with respect to such statistical data and information and, therefore, we and the Selling Shareholders cannot guarantee its accuracy or completeness. Any such market data, information or forecast may prove to be inaccurate because of the method by which we obtain it or because it cannot always be verified with complete certainty given the limits on availability and reliability of raw data, the voluntary nature of the data gathering process and other limitations and uncertainties, including those discussed under the “Risk Factors”. Nothing in this prospectus should be interpreted as a market forecast. In addition, the data that we compile internally and our estimates included in this prospectus have not been verified by an independent source.

Rounding

Certain figures and some percentages included in this prospectus have been subject to rounding adjustments. Accordingly, the totals included in certain tables contained in this prospectus may not correspond to the arithmetic aggregation of the figures or percentages that precede them.

Implications of Being an Emerging Growth Company

As a company with less than U.S.$1.07 billion in revenue during our last fiscal year, we qualify as an “Emerging Growth Company” pursuant to the Jumpstart Our Business Startups Act of 2012, or the JOBS Act. An Emerging Growth Company may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement in the assessment of the Emerging Growth Company’s internal control over financial reporting. As an Emerging Growth Company, we are eligible to take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not Emerging Growth Companies including, but not limited to, exemptions from the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act, and any Public Company Accounting Oversight Board, or PCAOB, rules, including any future audit rule promulgated by the PCAOB (unless the SEC determines otherwise). Accordingly, the information about us available to you will not be the same as, and may be more limited than, the information available to shareholders of a non-emerging growth company. We have availed ourselves in this prospectus of the reduced reporting requirements with respect to financial data. Furthermore, we are not required to present selected financial information or any management’s discussion herein for any period prior to the earliest audited period presented in connection with this prospectus.

We will remain an Emerging Growth Company until the earliest of (1) the last day of our fiscal year during which we have total annual gross revenues of at least U.S.$1.07 billion; (2) the last day of our fiscal year following the fifth anniversary of the completion of this Offering; (3) the date on which we have, during the previous 3-year period, issued more than U.S.$1.07 billion in non-convertible debt; or (4) the date on which we are deemed to be a “Large Accelerated Filer” under the Securities Exchange Act of 1934, or the Exchange Act. When we are no longer deemed to be an Emerging Growth Company, we will not be entitled to the exemptions provided in the JOBS Act discussed above. If we choose to take advantage of any of these reduced reporting burdens, the information that we provide shareholders may be different than you might receive from other public companies.

In addition, we will report under the Exchange Act as a non-U.S. company with foreign private issuer status. As a “foreign private issuer”, we are subject to reporting obligations that, in certain respects, are less detailed and less frequent than those of U.S. domestic reporting companies. For example, we will not be required to issue quarterly reports, proxy statements that comply with the requirements applicable to U.S. domestic reporting companies, or individual executive compensation information that is as detailed as that required of U.S. domestic reporting companies. We will also have four months after the end of each fiscal year to file our annual reports with the SEC and will not be required to file current reports as frequently or promptly as U.S. domestic reporting companies. Furthermore, our officers, directors and principal shareholders are exempt from the insider reporting and short-swing profit recovery requirements in Section 16 of the Exchange Act.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus includes “forward-looking statements” within the meaning of U.S. securities laws, or collectively, forward-looking statements. Forward-looking statements include statements that may relate to our plans, objectives, goals, strategies, future events, future revenue or performance, capital expenditures, financing needs and other information that is not historical information. Many of these statements appear, in particular, under the headings “Prospectus Summary,” “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Summary—Recent Developments—Expectations for the First Quarter of 2021 Results” and “Business.” Forward-looking statements can often be identified by the use of terminology such as “subject to”, “believe,” “anticipate,” “plan,” “expect,” “intend,” “estimate,” “project,” “envision,” “predict,” “target,” “contemplate,” “potential,” “may,” “will,” “should,” “would,” “could,” “can,” the negatives thereof, variations thereon and similar expressions, or by discussions of strategy. In addition, any statements or information that refer to expectations, beliefs, plans, projections, objectives, performance or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking. In particular, forward-looking statements in this prospectus include, but are not limited to, statements about:

•	our ability to implement our goals and strategies;

•	the size of our addressable markets and our ability to commercialize product candidates;

•	our ability to identify optimal production windows;

•	our ability to maintain the size of our distribution network;

•	our ability to maintain our relationships with our merchants and agents;

•	the expected growth of our Company and our products;

•	our ability to continue to develop new and attractive products;

•	our future business development, results of operations and financial condition;

•	our ability to continue to develop new technologies and upgrade our existing technologies;

•	competition in our industry;

•	the proposed use of proceeds of this Offering;

•	projected revenue, profits, earnings and other estimated financial information;

•

adverse effects in the global economy, including adverse effects as a result of the COVID-19 outbreak and related economic shutdowns and their impact on the Peruvian, Colombian, Uruguayan, Mexican or Chilean economies, or other global or local epidemics and the Peruvian, Colombian, Uruguayan, Mexican or Chilean government’s response; and

•	developments in, or changes to, the laws, regulation and governmental policies governing our business and industry.

All forward-looking statements, including, without limitation, our examination of historical operating trends, are based upon our current expectations and various assumptions. Certain assumptions made in preparing the forward-looking statements include:

•	our ability to manage our growth effectively;

•	the absence of material adverse changes in our industry or the local, regional and global economy;

•	expectations regarding industry trends and the size and growth rates of addressable markets;

•	our ability to maintain good business relationships with our strategic partners and international distributors;

•	our ability to handle the effects of the COVID-19 outbreak (and any similar future events) and related economic shutdowns in our businesses and in the global economy;

•	our ability to comply with current and future regulatory standards;

•	our ability to manage and integrate acquisitions;

•	our ability to retain key personnel; and

•	our ability to raise sufficient debt or equity financing to support our continued growth.

We believe there is a reasonable basis for our expectations and beliefs, but they are inherently uncertain. We may not realize our expectations, and our beliefs may not prove correct. Actual results could differ materially from those described or implied by such forward-looking statements. The following uncertainties and factors, among others (including those set forth under “Risk Factors”), could affect future performance and cause actual results to differ materially from those matters expressed in or implied by forward-looking statements:

•	changes in demand for, and prices of, fruits and vegetables;

•

our ability to obtain, maintain and renew all licenses, permits, quota shares and other authorizations associated with our land, processing plants or otherwise required in connection with our business;

•	the availability of qualified personnel to work on our land and in our processing plants;

•	other governmental policies affecting our business, including agriculture, food processing and trade policies;

•	our ability to generate cash and to obtain sufficient financing for our operations and our future expansion plans;

•	our ability to integrate and benefit from our recent acquisitions, as well as other joint ventures and strategic alliances;

•	our ability to comply with laws and regulations;

•	industry conditions, including the cyclicality of the agricultural industry, and unpredictability of the weather;

•	our ability to meet changes in customer preferences;

•	the effects of economic, political or social conditions and changes in foreign exchange policy or other conditions affecting our principal export markets;

•	increases in our operating costs or our inability to meet efficiency or cost reduction objectives, including increases in the cost of personnel;

•	possible disruptions to commercial activities due to natural and human-induced disasters, including terrorist activities and armed conflict;

•	the outcome of pending regulatory and legal proceedings;

•	economic, political, regulatory and other risks associated with international operations;

•	the risk of losing our “foreign private issuer” status;

•	our ability to retain key executives and attract and retain qualified personnel;

•	a prolonged duration of the economic adverse effects derived from the COVID-19, including extensions in shutdowns and their impact on the Peruvian, Colombian, Uruguayan, Mexican or Chilean economies;

•	our ability to manage organizational growth; and

•	additional factors discussed under the sections entitled “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business.”

The preceding list is not intended to be an exhaustive list of all of our forward-looking statements and should be read with other cautionary statements in this prospectus. The forward-looking statements are based on our beliefs, assumptions and expectations of future performance, taking into account the information currently available to us. These statements are only predictions based upon our current expectations and projections about future events. There are important factors that could cause our actual results, level of activity, performance or achievements to differ materially from the results, level of activity, performance or achievements expressed or implied by the forward-looking statements. In particular, you should consider the numerous risks provided under “Risk Factors” in this prospectus. Although we have attempted to identify important risk factors, there may be other risk factors not presently known to us or that we presently believe are not material that could also cause actual results and developments to differ materially from those made in or suggested by the forward-looking statements contained in this prospectus.

SUMMARY

This summary highlights certain information contained elsewhere in this prospectus. This summary does not contain all of the information that may be important to you. You should read and carefully consider the following summary together with the entire prospectus, especially the “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” sections of this prospectus and our audited consolidated financial statements and the notes thereto appearing elsewhere in this prospectus before deciding to invest in our Ordinary Shares. For more information on our business refer to the “Business” section of this prospectus. Some of the statements in this prospectus constitute forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in such forward-looking statements as a result of certain factors, including those discussed in the “Risk Factors” and other sections of this prospectus. See “Cautionary Note Regarding Forward-Looking Statements.”

Our Company

We are a global provider of fresh and healthy foods, serving retail and wholesale consumers in over 40 countries across the globe, such as Costco, Walmart, OGL, ALDI, Edeka, Sam’s Club, Publix, Kaufland, Tesco and Lidl, among others. Our offering is sustained by our recognized value proposition: high consistency, superior quality and full traceability. The strategic location of our fields in some of the most economically stable countries in South America (Peru, Colombia, Chile and Uruguay) according to Fitch Solutions, gives us flexibility to produce year-round, considering the production cycles of all our products collectively. This enable us to sell and distribute products globally when supplies are low and prices are high in North America, Europe and China resulting in strong operating margins. We optimize our operations to supply products that are in high demand, which today include fresh produce such as blueberries, avocados and tangerines. We control our entire value chain: research and product development, growing fields, processing facilities, and sales and distribution channels. We hold a 20-year track record of success introducing and scaling new on-trend products in the demanding European and United States markets, mainly through world-class retailers and wholesalers. Moreover, our sustainable production practices address the demand by consumers and our retail customers for socially-responsible and environmentally-friendly products.

The companies shown in the graphic below include the most representative and comparable public companies to us based on their business model, product portfolio and geographic focus. In addition, the selected comparables include sourcing and vertically integrated focused business. We have a “hybrid” business model as most of our sales are from products originating from our own lands. However, we are also expanding our third-party sourcing operation. For further disclosure please see “Our Strategy - Engage in measured expansion into third party sourcing on the back of a well-established logistics and distribution platform to enhance future growth.”

(1)

Adjusted EBITDA and Adjusted EBITDA Margin are non-IFRS measures. See “Presentation of Financial Measures and Other Information” for a discussion of how we define and calculate these measures. The reconciliation of Adjusted EBITDA to Profit for the period and the reconciliation of Adjusted EBITDA Margin to Profit for the period margin, the most directly comparable measures calculated in accordance with IFRS, are included in the sections “Summary Selected Consolidated Financial and Other Data” and “Selected Consolidated Financial and Other Data.”

Below we present our existing product offering to our retailers clients.

During 2020, we sold our products in over 40 countries worldwide and sold directly to five of the world’s top 10 food retailers as determined by the National Federation of Retailers based on top 100 retailers in 2020 for their sales in 2019, among others. We operate through commercial and distribution offices in the United States, the Netherlands, China and Switzerland, and a Costa Rican branch of our Swiss commercial office. As of December 31, 2020, we had 10,040 planted hectares of land (9,918 hectares for current products and 122 hectares undergoing research & development (“R&D”)). During 2020, we employed on average 15,313 production workers and 946 administrative employees.

The map below shows the location and number of our owned and rented (planted and unplanted) fields:

Location of our Owned and Rented Fields (Planted and Unplanted) and Distribution Centers

Our Market Opportunity

We focus on fast-growing produce categories as consumer preferences are shifting towards healthier and more convenient products. Fresh produce is one of the fastest growing food categories, with avocado and blueberries playing an outsized role in this growth, due to their health benefits and convenience.

Strong demand for healthy, fresh and convenient foods alongside favorable demographic changes promotes our products. Hispanic households consume approximately 45% more avocadoes than non-Hispanic households. In the United States, the Hispanic population is increasing at a higher pace than the non-Hispanic population. According to a study by Immersive Youth Marketing, 71% of Americans prefer to buy natural and/or organic foods over conventional foods if prices are comparable. Social media users generally reflect a positive view on avocadoes and blueberries and are usually favored by millennials with increasingly higher spending capability.

According to the Food and Agriculture Organization of the United Nations (“FAOSTAT”), global production of avocados increased from 2.8 million MT in 2000 to 7.3 million MT in 2019 and global production of blueberries increased from 211,000 MT in 2000 to 823,000 MT in 2019. In the United States, blueberries are one of the most consumed fruits and are known for their overall health benefits, taste and versatility for a variety of situations, including snacking and baking. We believe that blueberries will continue to be a high growing product with the increase in healthy eating and because of their nutritional characteristics, given that blueberries are a fat-free, sodium-free and cholesterol-free fruit rich in Vitamin C and Vitamin K, with proven brain health benefits. Also, we believe the continued increase in demand of blueberries in the United States, particularly in periods of low supply when prices tend to be higher, will be supplied by imports from Mexico and South America. We are well-positioned to capitalize on this by expanding our production window in a disciplined manner to drive revenue while closely analyzing pricing and supply dynamics.

According to Trademap, the aggregate global value of the avocado and blueberries markets was estimated at U.S.$11.2 billion in 2020, growing from U.S.$5.8 billion in 2015. These markets have had a joint annual growth rate of 14.2% since 2015 to 2020.

The table below indicates the year-by-year annual retail sales and the CAGR(1) from 2015 to 2020 in the United States for the products indicated:

Year-by-Year Product U.S. Annual Retail Sales CAGR(1)

Unit: Metric tons

Year	Blueberries	Mangoes	Avocados	Tangerines	Grapes
2015	129,839	93,683	336,929	405,014	750,068
2016	143,490	101,428	340,385	444,749	700,669
2017	147,504	109,633	336,486	487,885	739,157
2018	162,183	114,580	404,297	509,939	740,642
2019	195,812	127,825	410,158	514,180	750,652
2020	214,758	148,625	493,286	562,438	791,292
CAGR 2015-2020 (%)	10.6%	9.7%	7.9%	6.8%	1.1%

Source: IRI Sales data

(1)	Compound Annual Growth Rate

Key Strengths

We believe our competitive strengths have contributed to our historical success and will enable us to capitalize on future growth opportunities. Our principal strengths include the following:

- We operate in a large and growing market with supportive tailwinds, and have a diversified and well-balanced product portfolio consisting mainly of avocados, blueberries and tangerines with a global footprint.

We have built a reputation for providing key global retailers with a variety of high-quality, consistent, traceable, socially-responsible and environmentally-friendly products. We are currently present in five of the world’s top ten food retailers as determined by the National Federation of Retailers based on the top 100 ranking of retailers by sales in 2019, and have been able to establish strong relationships with many of these retailers in a relatively short period of time, as demonstrated by our relationship with Walmart, to which we began selling in 2011 and which awarded us for our performance as a supplier in 2017 and 2019. In 2019 and 2020, 41% and 54% of our total sales were directly to retailers. In 2020, we sold 72% of our fresh blueberries and 54% of our fresh avocados directly to retailers. We are focused on expanding our relationships with these retailers through our unique value proposition and commercial and distribution offices. Our global footprint allows us to serve consumers in a wide variety of markets. We are uniquely positioned to address the health and wellness demands from millennials and other new generation of consumers and costumers, as well as of a growing middle class in developing countries that is focused on “quality” food. Our unique position and capability to produce our healthy and wellness oriented products places us above the competition and provides us with an advantage. According to a study undertaken by the United States Department of Agriculture—USDA comparing food purchase decisions of millennial households to those of other generations, millennials (i) have a stronger preference for fruits and vegetables, (ii) make fewer trips to the grocery store per month, and (iii) spend less time in food presentation, preparation and cleaning, purchasing a larger portion of ready-to-eat foods. Furthermore, according to the same study, millennials work with trusted sources on food and nutrition claims, such us (i) nutritionists, in the 65% of cases, (ii) dieticians, in the 58% of cases, (iii) family and friends, in the 57% of cases, (iv) personal trainers, in the 45% of cases, and (v) packaging claims, in the 26% of cases. We expect that health and wellness trends will continue to drive consumption patterns and increased foot traffic in fresh food aisles. Indeed, fresh produce represents one of the fastest growing food categories, growing at a 2.1% CAGR from 2015 to 2020, which is significantly higher compared to other food categories such us, sauces & dressing, seafood, hot drinks, staple food and meat which have increased at CAGRs of 1.5%, 1.4%, 1.2%, 0.7% and 0.1%, respectively, and confectionery and milk which have remained with a neutral increase. Consequently, we believe that we are well-positioned to capture consumers’ shifts towards fresh products.

We are present in the fastest growing fresh produce sub-categories. U.S. per capita consumption CAGR for the ten year period ended 2019 increased by 9%, 6%, 5%, 4% and 1% for blueberries, avocadoes, tangerines, mangoes and grapes, respectively. For the ten year period ended 2019, blueberries, avocadoes, tangerines, mangoes and grapes where five of the six top products. We are a relevant player in the U.S. market. In 2019, the blueberry imports to the U.S. market totaled U.S.$1,237 million, of which 39.2% was from Peru, 23.5% was from Mexico and 37.2% was from other countries. In the case of Peru, its blueberry imports to the U.S market were U.S.$162.1 million in 2017, U.S.$284.4 million in 2018 and U.S.$484.9 million in 2019, growing at a 73% CAGR from 2017 to 2019. In the case of Mexico, its blueberry imports to the U.S market were U.S.$219.4 million in 2017, U.S.$289.6 million in 2018 and U.S.$291.1 million in 2019, growing at a 15% CAGR from 2017 to 2019. Our competitive advantages to serve the U.S. market with our blueberries are, among others, the ability to time the market and enter when prices are high and supply is low, higher yields due to location, the offering of branded products and the closeness of our plantations in Peru and, in the case of Mexico, we are studying the future development of blueberries in a region close to its primary market, the United States. In 2019, the avocado imports to the U.S. market totaled U.S.$2,761 million, in which 8.2% was from Peru, 0.1% was from Colombia and 91.7% was from other countries. In the case of Peru, its avocado imports to the U.S market were of U.S.$164.6 million in 2017, U.S.$177.4 million in 2018 and U.S.$225.9 million in 2019, growing at a 17% CAGR from 2017 to 2019. In the case of Colombia, its avocado imports to the U.S market were U.S.$0.1 million in 2017, U.S.$0.6 million in 2018 and U.S.$3.6 million in 2019, growing at a 581% CAGR from 2017 to 2019. Our competitive advantages to serve the U.S. market with our avocados are, among others, higher yields due to location and infrastructure, the production of both Hass and Ettinger varieties, the offering of branded products, and the closeness of our plantations in Peru and Colombia. In 2019, tangerine imports to the U.S. market totaled U.S.$423 million, in which 33.4% was from Peru, 7.1% was from Uruguay and 59.4% was from other countries. In the case of Peru, its tangerine imports to the U.S market were U.S.$91.2 million in 2017, U.S.$89.2 million in 2018 and U.S.$141.2 million in 2019, growing at a 24% CAGR from 2017 to 2019. In the case of Uruguay, its tangerine imports to the U.S. market were U.S.$15.5 million in 2017, U.S.$15.0 million in 2018 and U.S.$30.2 million in 2019, growing at a 40% CAGR from 2017 to 2019. Our competitive advantages to serve the U.S. market with our tangerines are that are an easy-to-peel and seedless product in line with healthy and convenient trends and the closeness of our plantations in Peru and Uruguay.

We expect that health and wellness trends will continue to drive consumption patterns and increased foot traffic in fresh food aisles. Indeed, fresh produce is one of the fastest growing food categories, growing at a 2.1% CAGR from 2015, and we believe that we are well-positioned to capture consumers’ shifts towards fresh products. Our fresh blueberries, fresh avocados, easy-peeler tangerines and seedless grapes and mangoes have gained increasing popularity as natural, healthy and convenient snacking alternatives, high in fiber, gluten free, high in antioxidants and low in carbohydrates, looking to address the consumption preferences and health and wellness demands from millennials, other new generations of consumers and customers and the growing middle class in developing countries that is focused on “quality” food. Our health and wellness value proposition also increases the attractiveness of our products with retailers who in turn are pivoting to address the demands of new generations.

- We are well positioned to deliver strong volume growth through our properties and rented lands in strategic locations in Peru, Colombia, Chile, Mexico and Uruguay. This allows us to produce year-round and secure constant supply to our customers.

We own the majority of our productive land (except for 720 hectares in Peru, 176 hectares in Chile and 61 hectares in Mexico, which are rented) and grow, harvest, pack and process substantially all of our products. We distribute our products directly to retailers and wholesalers globally. As a result, we control all processes in the value chain, which allows us to trace our products back to the parcel of land from which they were harvested, and to the seeds, inputs, people or services used in our sustainable and socially-responsible growing process. We source approximately 83% of our sales from our own fields and 5% from rented fields. In the next 5 to 10 years we plan to reach a level in which approximately 30% of our sales are sourced from third party growers, without reducing our own production. Our intent is to partner with growers that share our same objectives and values in promoting sustainable development and promoting social growth. This business model differentiates us and has been key to quickly building strong relationships with top retailers and the development of “The Berry that Cares” and “Camposol Cares From Farm to Family” campaigns. We source our products from a wide variety of locations that benefit from favorable climate conditions that allow for superior yields and year-round supply, accessible water supply and reduced exposure to conflicted areas. This allows us to continue to improve our commitment to sustainable development and social inclusion.

- Our diversified sourcing grants us access to complementary growing seasons, and mitigates the impact of periodic, geographically- specific disruptions.

We are one of the few companies of scale in our industry that can serve our retail partners during “off-season” time periods given the unique climatological conditions of the countries where we grow our products. Currently, our production fields are located in areas in which the climate is temperate throughout the year, facilitating our strategic production cycles and lowering agricultural risks. This contributes to our ability to drive higher yields on average, supply our retail partners year-round and provide our products during favorable commercial windows, such as in the northern hemisphere’s winter months when supply is low. Below find a calendar showing the harvest season of each of our products1.

[1]

This calendar containing the start and end of the harvest season of each of our main products is subject to change, in particular, due to delays in harvesting of our crops, either by internal or external factors. For more information, see “Risk Factors—Risks Related to our Business and Industry—Our results are seasonal, and any circumstance that adversely affects our business during high seasons would have a disproportionately significant effect on our annual results of operations and cash flows.”

As shown in the chart below, our average yield per hectare between 2019 and 2018 for blueberries was 16.1 metric tons, higher compared to our average yields per hectare of 12.0 metric tons in 2020, and higher as well compared to the average yields per hectare of 11.2, 7.0 and 6.4 metric tons registered by Mexico, the United States and the world, respectively, between 2019 and 2018. In the case of avocados, our average yield per hectare between 2019 and 2018 was 14.9 metric tons, higher compared to our average yields per hectare of 13.5 metric tons in 2020, and higher as well compared to the average yields per hectare of 10.6, 9.8 and 6.8 metric tons registered by Mexico, the world and the United States, respectively, between 2019 and 2018. In the case of tangerines, our average yield per hectare between 2019 and 2018 was 41.9 metric tons, higher compared to our average yields per hectare of 29.6 metric tons in 2020, and higher as well compared to the average yields per hectare of 29.5, 14.7 and 12.8 metric tons registered by the United States, Mexico and the world, respectively, between 2019 and 2018. In the case of grapes, our average yield per hectare in 2020 was 34.7 metric tons, higher compared to our average yields per hectare of 28.0 metric tons between 2019 and 2018, and higher as well compared to the average yields per hectares of 24.4, 10.7 and 10.0 metric tons registered by the United States, Mexico and the world, respectively, between 2019 and 2018. In the case of mangoes, our average yield per hectare in 2020 was 28.0 metric tons, higher compared to our average yields per hectare of 17.8 metric tons between 2019 and 2018, and higher as well compared to the average yields per hectares of 24.4, 10.7 and 10.0 metric tons registered by the United States, Mexico and the world, respectively, between 2019 and 2018. During the past six years, we have enhanced this value proposition by developing our R&D capabilities, continually improving our production capabilities, and building and expanding our commercial and logistics platform.

In recent years, we have identified and invested in purchasing and leasing arable lands and planting throughout Latin America, with the objective of diversifying our production capacity and the expectation of generating sustainable growing opportunities. In the case of blueberries and avocados, we are undergoing volume growth by adding third party growers to our already established networks. In the next five to ten years, we expect that the 30% of our sales will be sourced from third party growers. In the case of avocados, we acquired 4,109 hectares of land in the departments of Risaralda, Quindio and Valle del Cauca in Colombia, with the primary objective of expanding our production window from 15 to 52 weeks, and thereby increasing our presence in our sales markets throughout the year. We expect that these lands will reach peak production by 2025. As of December 31, 2020, we were harvesting avocados on 241 hectares of planted fields. Our geographical diversity provides us with ample opportunities to access the markets and reduces disruptions due to location specific incidents.

Moreover, we purchased 1,521 hectares in Uruguay (Salto province), a traditional citrus-producing region, to further expand our volumes of tangerines and to complement our Peruvian production window, expanding our production window to more than eight weeks and increasing our commercial presence from three to more than six months of the year. As of December 31, 2020, we have 749 hectares planted of which 217 hectares are already in production. We expect to complete the planting of the remaining area in 2022 and to reach peak production by 2028.

In addition, in 2020 we leased 176 hectares in Chile (Sexta region) to conduct a pilot project with cherries, to test the agricultural hypothesis for high scale production. We planted 150 hectares of cherries in 2020 with the expectation of generating know-how for future projects. In 2020, we also leased 61 hectares in Mexico (Los

Mochis region), an initiative to study the future development of our blueberry business in a region closer to our primary market, the United States. Further, in 2020 we planted 92 hectares of lemon in Trujillo, Peru, as part of our initial R&D with this product. If we decide to develop a lemon business, we will replicate our recent experience in tangerines and expand our citric portfolio. We believe we can take advantage of our existing commercial relationship with top retailers that are our clients, considering that the United States, Europe and Mexico are the main markets for lemons.

- Highly-experienced, results-oriented management team supported by a controlling shareholder focused on corporate governance and growth.

We believe our management team is a key driver to our success and positions us well for long-term growth. Our day-to-day operations are led by Chief Executive Officer Samuel Barnaby Dyer Coriat and Chief Financial Officer Andres Daniel Colichón Sas, each of whom has a track record of success at Camposol and other leading organizations. Samuel B. Dyer has been a member of Camposol’s board of directors since 2008, a position which enabled him to contribute to the transformation of the company into a leading commercial organization employing the principles of corporate governance and social responsibility, and has been chairman of the board since 2011. Mr. Dyer served as Camposol’s CEO from October 2011 to October 2015, with the goal of continuing to consolidate the company’s leadership in the agro-industrial sector. He is currently the chairman of the Strategy and Investments Committee of our board and rejoined as CEO of Camposol in March 2021. Mr. Dyer has a wide experience in leading roles in Copeinca, a Peruvian fishing company, where he served as operations manager and chief executive officer. Andres Colichón Sas has over 20 years of experience as a CFO in leading companies in diverse sectors in the infrastructure, protein, and energy sectors before joining Camposol. During that time, Mr. Colichon has successfully led and deployed initiatives ranging from complex project finance transactions, to all sorts of structured, capital markets, M&A and derivative transactions. Moreover, he has also had a key role leading corporate reorganizations, as well as deployed various transformational digitalization initiatives. Part of Mr. Colichon’s background includes more than three years as a consultant in McKinsey & Co., where his work concentrated in strategy, mining operations and banking. During his almost four years at Camposol, Mr. Colichon has led several initiatives to enhance the financial flexibility of the company, and has also been in charge of implementing the new ERP SAP S/4 Hanna that went live in July 2020 during the pandemic. He has also led the global reorganization that is currently in place. The leaders of our primary operating businesses are José Antonio Gómez Bazan and Juan Manuel Güell Camacho, all of whom have extensive experience with Camposol and other organizations in related industries. Our management team is supported by the controlling shareholder of the Company, the Dyer Coriat family, which has consistently maintained a strong focus on corporate governance and growth. The Dyer Coriat family has an extensive track record of success in the fresh produce, fishing and agro-industrial sectors, with leadership and corporate governance experience at Camposol and Copeinca.

Also, we have strong corporate governance practices including a board of directors composed of nine members, of which five are independent directors. The independent directors are deemed to be independent by us as they did not have any material connection with us or the Selling Shareholders. Independent directors are also part of the following committees of the board: (i) the audit, internal control and risks committee, (ii) the governance, compensation and social responsibility committee, (iii) the strategy and investments committee, and (iv) the innovation and technology committee.

Our Strategy

Our vision is to become the preferred global supplier of healthy, fresh and convenient food. To reach this goal, we intend to:

Capitalize on strong growth trends by continuing to expand our global consumer base as well as gaining market share.

We continue to expand our global reach not only in the places where we produce our products but also in the high-income countries where we sell our products. We plan to increase our penetration and volumes of sales into already consolidated markets, such us the United States and Europe as well as promote increased access to high population centers in east Asia. Our plan focuses on growers and clients that share our same values and desires of promoting sustainable development and social impact investment. Through this strategy, we intend to increase our consumer base as well as our market share with suppliers.

Engage in measured expansion into third party sourcing on the back of a well-established logistics and distribution platform to enhance future growth.

We plan to increase our volume growth adding third party growers to our already established network. Currently, we own the majority of our productive land (except for 720 hectares in Peru, 176 hectares in Chile and 61 hectares in Mexico, which are rented). We source approximately 83% of our sales from our own fields and

5% from rented fields. In the next 5 to 10 years we plan to reach a level in which approximately 30% of our sales are sourced from third party growers, without reducing our own production. Our intent is to partner with growers that share our same objectives and values in promoting sustainable development and promoting social growth.

We also continue to develop our third party product sourcing and commercialization business. Over the last ten years we consolidated a high scale fresh product farming, logistic and commercialization platform based on our own production fields. Over the past two years we have been working to leverage on our existing model, and as of December 31, 2020, 12% of our sold volumes come from third party production channeled through our logistic and commercial platforms. This process requires maintaining traceability and thus we are relying heavily on technology to guarantee visibility along the value chain. In the future, we expect that approximately 30% of our revenues may come from third party production. With this initiative, we will not only capitalize on our existing capabilities but also provide even more stable sourcing for our retail clients.

Further consolidate our existing fresh produce operations

Over the next few years, we plan to focus on consolidating our current operations. Our goal is to consolidate our production volume of blueberries between our fields in Peru and Mexico. We expect to have 2,897 hectares of productive blueberries in Peru by 2023. As for Mexico, we have leased 61 hectares of land and have commenced planting new varieties a blueberries. We believe we can take advantage of the closeness between Mexico and the United States, our primary market for this product, and extend our market window for blueberries between January and April, months in which the Peruvian season is in its tail. We will consolidate our production volume of avocado between our productive lands in Colombia and Peru. In Colombia, we currently have 2,125 planted hectares and our goal is to reach more than 4,000 planted hectares in the medium term. We will consolidate our production of tangerines between our planted fields in Peru and Uruguay. Our goal is to reach a total of 1,303 hectares of producing fields between our Peruvian and Uruguayan operations by 2023. For such purpose, we have acquired lands in Uruguay and expect to conclude planting in 2021, which will allow us to increase our presence in the market with this product.

Additionally, we are revising our core operations procedures to make them more efficient and flexible, which will then continue with the digital transformation of our operations. This process started three years ago and is still ongoing. To date it has begun to generate positive results, such as the reduction of operating costs, improvements in commercial effectiveness and increasing efficiencies through our value chain. It is one of our main priorities to continue implementing technological improvements.

Successful track record of introducing and rapidly scaling new products supported by strong R&D process.

We continue to identify on-trend “super food” products and evaluate how these products will interact with our platform of diverse growing environments. We are currently evaluating and testing over eight types of new products, including persimmon, dragon fruit, cherries, lychees and lemon. Also, through ongoing R&D efforts, we are continuing to improve our existing products through breeding programs, biological pest control programs and testing of new seed types. As of December 2020, as part of our introduction of organic blueberries, 283.4 hectares had already been certified as USDA organic, and we plan to substantially increase our organic production in the short to medium term. Recently, we leased 176 hectares in Chile, where we are conducting onsite testing of new varieties of cherries. Further, in 2020 we planted 92 hectares of lemon in Trujillo, Peru, starting our tests with such product. We plan to continue to identify, develop and launch new products.

We have leading R&D programs and facilities complemented by partnerships with key research institutions in Peru, Chile, the United States, Mexico and the Netherlands. These R&D capabilities allow us to improve the quality of existing products, introduce new products to our portfolio, and quickly scale up production. We are constantly testing new products in on-trend categories and adjusting our product mix to optimize sales and profits. In 2009, we identified avocados as a more profitable product for our portfolio than some of our legacy products. Similarly, in 2013 we began to test production of blueberry varieties and are now a key global producer. As of December 2020, we had more than eight crops being tested by our R&D team.

Further, we are trying to develop packaging that could travel through alternative sales channels. In China, for example, there are deficient-quality cold supply chains because they were originally created to store dry products instead of fresh products. As a result, fresh products may experience multiple breakdowns affecting their “shelf life” resulting in customer dissatisfaction with the quality of the products they receive. We are collaborating with different online platforms, one of them Alibaba, to offer solutions to this issue. For such purpose, we have developed a top seal clamshell that produces a controlled atmosphere environment through a micro perforated plastic membrane that modifies the natural respiration rate of fruits. Control atmosphere technology extends the “shelf life” of fresh products and keeps the food in a safe condition. We are testing this technology in Alibaba’s platforms and supply chain network. Also, we are trying to improve customer satisfaction on ripe avocados and fresh blueberries by developing modified atmosphere packaging that could improve the quality and consumer experience on direct channels.

Further diversify our geographic presence.

We are focused on diversifying our geographic presence into key markets. For example, we believe that the Chinese market represents an important opportunity as healthy-conscious consumption continues to rise due to an expanding middle class, urbanization and changing eating habits. We began exporting avocados to China in 2014 and blueberries in 2016. We opened a commercial office in Shanghai, China, in 2017 to strengthen and develop relationships with retailers, such as Walmart, Sam’s Club, Carrefour, Yonghui, Olé, and Alibaba. We have also generated awareness of our brand, our products and their benefits with Chinese consumers.

Further, we are developing a new commercial strategy for our businesses which includes giving more relevance to our commercial office in Switzerland. From March 2021, our commercial team will be transferred to Switzerland, from where it will establish and implement our commercial strategy and provide business intelligence assistance to all our offices across the globe. Also, the Costa Rica branch of our Swiss commercial office will be in charge of the allocation of our products and billing and collections of our sales. We believe these measures will provide a more global and diversified perspective to our businesses and reduce labor and tax costs in Peru, which have increased due to the New Agricultural Law.

We are also analyzing new opportunities to consolidate our leadership through additional planting of current products in other geographies. For example, China has favorable climate conditions for avocado production, with extensive land available. Mexico has better labor conditions for growth than Peru and can deliver better quality to the United States due to its proximity and Colombia’s endemic climate and geographical conditions are favorable for avocados. As of December 31, 2020, we owned approximately 20,567 hectares of land and had rented 957 hectares, totaling 21,524 hectares, of which 73% are located in Peru and 28% are located in our operations in Colombia, Uruguay, Chile and Mexico. These actions demonstrate our commitment to driving revenue growth in new geographies.

Develop and maintain a best-in-class commercial and logistics platform in the regions where we operate.

We aim to become the leading strategic supplier for the key retailers in the markets in which we operate. Our strong business model and robust infrastructure enable us to meet our client’s standards regarding product quality and reliability of services. Through the continued development of our commercial and distribution offices, we are focused on developing and pursuing commercial relationships with retailers and supermarkets worldwide. As a result, in 2020 we sold 72% of our fresh blueberries and 54% of our fresh avocados directly to retailers. We continue to focus on building strong brand recognition with our clients and the end customers. Current branding efforts include our “The Berry that Cares” and “Camposol Cares From Farm to Family” initiatives and the continued commercialization of products under the Camposol brand. The “Camposol Cares From Farm to Family” campaign seeks to differentiate Camposol by demonstrating that Camposol-branded products can be traced back to sustainable and environmentally-conscious growing practices. The campaign also aims to increase brand recognition by continuing to focus on health and wellness branding. We are also able to benefit from increasing penetration into leading retailers by leveraging existing relationships and product purchases as we continue to harvest and roll out new products to clients. Furthermore, our best-in-class customer service and consistent delivery of fresh and high-quality products have resulted in a loyal retail client base.

Commitment to our sustainable business model.

Our sustainability practices are widely recognized by our stakeholders, the communities that surround our operations, our workers, authorities, major retailers, food safety administrations and our consumers. We also believe that we are at the forefront of responsible and sustainable production practices with a solid commitment to transparency and the continuous improvement of our sustainability performance. We have been an active member of the United Nations Global Compact since 2008, which encourages businesses worldwide to adopt sustainable and socially responsible policies and to report on their implementation. We report in our annual sustainability reports our performance according to the GRI (Global Reporting Initiative) indicators such as the consumption of water, the consumption of electricity, solid waste generation, climate change impact of our operations, job creation and turnover, pest management, biodiversity of the ecosystems where our products are harvested, among others.

As one of the few vertically-integrated global produce companies, we are able to ensure complete internal control of our supply chain from our own farms to the supermarket shelf to provide sustainably-produced products consumers can trust. We strive to provide consumers with the highest quality products based on environmentally sustainable management, which envisions the rational and efficient use of natural resources (water), the conservation of local flora and fauna, reforestation, and Environmental Adaptation and Management Programs (PAMAs) or similar environmental instruments, which includes all our actions to assuage environmental issues for our operations. Camposol also participates in the Blue Certificate program that the Peruvian Water National Authority (Autoridad Nacional del Agua, or the “ANA”) leads. This program rewards responsible water users participating in the “Water Footprint Program” who successfully executed the commitments assumed to measure their Water Footprint Measurement Report, Water Footprint Reduction Plan and Shared Value Program, creating a positive impact on nearby communities. In 2019, Camposol became the first Peruvian agro-industrial company to obtain a Blue Certificate recognition, which has been annually-renewed by Camposol and is effective until June 27, 2021.

We actively participate in the Water Efficiency Initiative promoted by SuizAgua consisting on the development of methodologies to reduce water usage across the value chain. Camposol holds a reforestation program consisting of the plantation of trees in several deforested areas in Peru and the constant control and monitor of air quality in our productive locations. We earned a first place in the “Caring for the Environment” category for the use of our water treatment plant and receive an Environmental National Reward Antonio Brack EGG in the eco-efficiency category for our environmental protection practices. We are a company with a strong moral purpose, providing high-quality jobs and a superior product while remaining good stewards of our human and natural resources. Our primary goal is to provide the best and healthiest food for families around the world.

We received from SENATI an award for our fair labor practices and contribution to the professional development of citizens in Piura and Arellano Marketing named us as the most desirable place to work across the aquaculture and agriculture industries in Peru. Further, Merco recognized us as one of the top 50 companies in Peru for being a leader in the development of talent.

Our social responsibility concerns include the well-being of our team members at and outside the job. We provide a vast network of programs covering workplace safety, maternity leave and education for the children of team members. Environmental care is also part of our corporate DNA. Our methods and strategies are carefully chosen to reduce environmental contamination. We are privileged to work in beautiful lands where delicate ecosystems must be preserved and low-impact farming practices are essential. As part of our workers first initiative, we provide several key programs to foster employee support and wellness. For example, the Wawa Wasi center offers daycare to the children of our workers (more than 1,000 since its creation) and the Prenatal Care program provides education and basic services to pregnant employees and relatives of employees. We provide a number of programs to foster community development and support, such as the El Chao Medical Center.

Implications of Being an Emerging Growth Company

As a company with less than U.S.$1.07 billion in revenue during our last fiscal year, we qualify as an “Emerging Growth Company” pursuant to the Jumpstart Our Business Startups Act of 2012, or the JOBS Act. An Emerging Growth Company may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement in the assessment of the Emerging Growth Company’s internal control over financial reporting. The JOBS Act also provides that an Emerging Growth Company need not comply with any new or revised financial accounting standard until such date that a non-reporting company is required to comply with such new or revised accounting standard. Furthermore, we are not required to present selected financial information or any management’s discussion herein for any period prior to the earliest audited period presented in connection with this prospectus.

We will remain an Emerging Growth Company until the earliest of (1) the last day of our fiscal year during which we have total annual gross revenues of at least U.S.$1.07 billion; (2) the last day of our fiscal year following the fifth anniversary of the completion of this Offering; (3) the date on which we have, during the previous three-year period, issued more than U.S.$1.07 billion in non-convertible debt; or (4) the date on which we are deemed to be a “Large Accelerated Filer” under the Securities Exchange Act of 1934, or the Exchange Act. When we are no longer deemed to be an Emerging Growth Company, we will not be entitled to the exemptions provided in the JOBS Act discussed above. If we choose to take advantage of any of these reduced reporting burdens, the information that we provide shareholders may be different than you might receive from other public companies.

Summary Risk Factors

Investing in our Ordinary Shares is speculative and involves substantial risk. You should carefully consider all of the information in this prospectus prior to investing in our Ordinary Shares. There are numerous risk factors related to our business that are described under “Risk Factors” and elsewhere in this prospectus. These risks could materially and adversely impact our business, results of operations, financial condition and future prospects, which could cause the trading price of our Ordinary Shares to decline and could result in a loss of your investment. Among these important risks are the following:

Risks Related to our Business and Industry

•	our fruits and vegetables products are subject to price fluctuations;

•	even when we successfully develop marketable products, consumer preferences can evolve over time;

•	climate change and global warming could adversely impact us by increasing our productions costs, reducing our production yields and decreasing our harvesting windows;

•

the sale and distribution of our products depend on the continued availability of transportation and logistics infrastructure and services and the growth of our supply is dependent, in part, on improvements thereto, which may not occur on a timely basis, if at all;

•	the long-growth cycle of fruits and the cost associated make it difficult for us to meet change in demand from the market;

•	our operations may be affected by climatic events, such as El Niño and La Niña;

•	we and our growers are subject to the risks that are inherent in farming;

•	we are dependent on exports to the United States and Europe, and to certain extent, China, so our sales could be affected by economic, political and social developments in such markets;

•

changes in laws and regulations (or the interpretations thereof) in our production locations or any of our principal export markets may adversely affect our business, financial condition and results of operations;

•	illegal occupations may affect the use of our agricultural properties, which could adversely affect our operations and results of operations;

•	we face competition from other fruit, and vegetable producers located throughout the world and are subject to consumer product substitution;

•

we currently experience limited competition during our windows of production and our competitors may be able in the future to provide similar products or different varieties that appeal more to our customers during the same windows of production;

•	water shortages, any failure to maintain existing licenses for water rights or the unavailability of a supply of clean water could adversely affect our business;

•	we are subject to certain operating and financial restrictions on our business, including with respect to the declaration and payments of dividends, as a result of current indebtedness;

•	environmental regulation may adversely affect our business;

•

our results are seasonal, and any circumstance that adversely affects our business during high seasons would have a disproportionately significant effect on our annual results of operations and cash flows;

•	the land and processing plants we operate or manage may be temporarily interrupted or suffer loss or damage which may not be covered by our insurance policies;

•	we are exposed to foreign exchange rate risk;

•	our products may be subject to contamination, as a result of which we may be subject to product recalls or other liabilities that could cause us to incur significant additional costs;

•	we are subject to labor risks and a dispute with one or more of our labor unions could have an adverse effect on our results of operations;

•	labor shortages or increases in labor costs could slow our growth or harm our business;

•	we have a highly-skilled senior management team, as well as other key personnel, and our business may be disrupted if we lose their services; and

•

we may experience difficulties in managing our Corporate Reorganization activities and the final outcome may not be as effective as anticipated. Further, potential income tax and dividend tax benefits may not materialize and, if they do, might be lost.

Risks Related to the Latin American Countries in which we Operate

•

the economic effects in Latin America and around the world of the outbreak and economic shutdown caused by the COVID-19 pandemic is adversely affecting the economies in which we produce and those to where we sell our products, and the impact could be material;

•	economic and political developments in Latin America could affect our business, financial condition and results of operations;

•

the implementation of certain laws by the Latin American governments, most notably restrictive exchange rate policies, could have an adverse effect on our business, financial condition and results of operations;

•	changes to agricultural regulations could adversely affect the industry;

•	the economies of Latin American countries could be adversely affected by economic developments in Latin American or global markets;

•

the laws of Latin American countries include anti-bribery and anti-corruption legislation which could be less stringent than that of other jurisdictions, and our risk management and internal controls may not be successful in preventing or detecting all violations of law or of company-wide policies;

•	inflation could adversely affect our financial condition and results of operations; and

•	market volatility generated by distortions in the international financial markets may affect the Latin American capital markets.

Risks Relating to this Offering

•	our share price is likely to be volatile and the market price of our Ordinary Shares after this Offering may drop below the price you pay;

•	an active trading market for our Ordinary Shares may not be sustained;

•

substantial future sales of our Ordinary Shares, or the perception that these sales could occur, may cause the price of our Ordinary Shares to drop significantly, even if our business is performing well;

•	we are an “Emerging Growth Company” and we cannot be certain whether the reduced requirements applicable to emerging growth companies will make our Ordinary Shares less attractive to investors;

•	we will incur significant increased costs as a result of operating as a public company, and our management will be required to devote substantial time to corporate governance standards;

•

we will be a “foreign private issuer” and our disclosure obligations will be different from those of U.S. domestic reporting companies. As a foreign private issuer, we will be subject to different U.S. securities laws and rules than a domestic U.S. issuer, which could limit the information publicly available to our shareholders;

•	if securities or industry analysts do not publish research or publish inaccurate or unfavorable research about our business, our share price and trading volume could decline;

•	insiders have substantial control over us which could delay or prevent a change in corporate control or result in the entrenchment of management or the Board of Directors;

•	our controlling shareholders will continue to have significant influence over us after this Offering, and their interests could conflict with yours;

•	changes to U.S. federal income tax rules and regulations could have material U.S. federal income tax consequences for the Company and the shareholders; and

•	we may not be able to obtain timely authorizations for this initial public offering in Uruguay, a jurisdiction in which one of our subsidiaries operates.

Risks Related to Cyprus Law

•	the rights of our shareholders are governed by Cyprus law and our articles of association, and differ in some important respects from the typical rights of shareholders under U.S. state laws;

•	you will not be able to benefit from certain anti-takeover protections;

•	you may not be able to exercise your pre-emptive rights in relation to future issuances of Ordinary Shares;

•	we may be deemed to be a tax resident outside of Cyprus;

•	we may be subject to defense tax in Cyprus; and

•	our interest expenses may not be deductible.

As a result of these risks and other risks described under “Risk Factors” there is no guarantee that we will experience growth or profitability in the future.

Corporate Structure

We operate as a holding company and through our wholly-owned subsidiaries, including our main operating subsidiary Camposol, which owns a series of subsidiaries contributing to our consolidated activities. The following organizational chart sets forth in summary form certain of our direct and indirect subsidiaries, shareholders and certain related parties, as of the date of this prospectus:

Company Information

The legal address of Camposol Holding is 81-83 Grivas Digenis Avenue, 1st Floor, Nicosia Jacovides Tower, Nicosia 1090, Cyprus, and its telephone number is +357 22-209-999. Camposol Holding is incorporated in Cyprus as a public company limited by shares, under registration number 403333.

The complete mailing address of the Company’s principal executive offices is Av. El Derby 250, Santiago de Surco, Lima, Peru and its telephone number is +(51) (1) 213-6565.

Our Principal and Selling Shareholders

Camposol S.A. was founded and began operations in 1997. In October 2007, Dyer Coriat Holding S.L. (a company controlled by the Dyer and Coriat families and since renamed Generación del Pacífico Grupo S.L. (“Generación del Pacífico”)) and a group of investors acquired Camposol Holding PLC from its previous controlling shareholders with the proceeds from a U.S.$184.0 million private placement carried out by Camposol AS. Through a corporate reorganization that took place in 2008, Camposol Holding PLC became the holding company of the Camposol group of companies (the “Camposol group”) and listed its shares on the Oslo Stock Exchange (Oslo Børs).

On December 12, 2013, following the settlement of the mandatory takeover bid offer dated September 24, 2013, the Cyprus Securities and Exchange Commission approved the application submitted by Dyer Coriat Holding S.L. (since renamed Generación del Pacífico) to acquire from the minority shareholders all the shares of the issued share capital of Camposol Holding PLC which Dyer Coriat Holding S.L. did not own (directly or indirectly) at that time. The squeeze-out was effective as of December 13, 2013. On December 20, 2013, the shares of Camposol Holding PLC were delisted from the Oslo Stock Exchange. In April 2014, the shareholders of Camposol Holding PLC voted to convert Camposol Holding PLC, from a “PLC” (a public company limited by shares) to a “Limited” company (a private company limited by shares). On August 7, 2017, the shareholders of Camposol Holding Ltd. voted to convert Camposol Holding Ltd. back to a “PLC”.

On September 10, 2014, following a stock option purchase agreement entered on September 10, 2013, Osterlin Luis Dyer Ampudia, William Paul Dyer Osorio, Sergio Ivan Dyer Osorio, Rodrigo Israel Dyer Fernandez and Yazmin Ellie Dyer Osorio, executed their option to purchase shares from Generación del Pacífico. After the execution of the stock option purchase, Generación del Pacífico owned 82.6% of the total outstanding shares of Camposol Holding PLC.

In 2019, the Camposol group began implementing a new legal structure for its global business segregating its shrimp farming business from its agricultural business. On October 22, 2019, the Company was incorporated as a limited company under Cyprus law under the name Csol Holding LTD. On February 17, 2021, the Company held a shareholders meeting approving its conversion from a limited company to a public company. On March 30, 2021, the Company held a shareholders meeting approving the change of its name to Camposol Holding PLC. As of the date of this prospectus, all of the operating companies, assets and brands related to our agribusiness, including Camposol S.A., have been transferred to the Company.

The legal entities that have been combined and included in our audited financial statements included in this prospectus (except for certain related party balances that were not contributed to the Company and are not related to our agribusiness) and their activities are as follows:

	Principal activity	Country of incorporation	Direct or indirect interests as of 31 December
Company			2020	2019
Camposol S.A.	Agribusiness	Peru	100%	100%
Nor Agro Perú S.A.C.	Farmland owner	Peru	100%	100%
Muelles y Servicios Paita S.R.L.	Farmland owner	Peru	100%	100%
Inversiones Agrícolas Inmobiliarias S.A.C.	Farmland owner	Peru	99.99%	99.99%
Camposol Europa S.L.	Distribution	Spain	87.27%	87.27%
Camposol Trade España S.L.	Distribution	Spain	100%	—
Camposol Fresh B.V.	Distribution	Netherlands	100%	100%
Grainlens S.A.C.	Holding	Peru	100%	100%
Blacklocust S.A.C.	Holding	Peru	100%	100%
Camposol Cyprus Limited	Holding	Cyprus	100%	—
Persea, Inc.	Holding	United States	100%	100%
Camposol Fresh U.S.A., Inc.	Distribution	United States	100%	100%
Camposol Switzerland GMBH	Distribution	Switzerland	100%	—
Camposol Colombia S.A.S.	Agriculture	Colombia	100%	100%
Camposol Foods Trading (Shangai) Co Ltd.	Distribution	China	100%	100%
Camposol Fresh Foods Trading Co Ltd.	Distribution	China	100%	100%
Aliria S.A.C.	R&D	Peru	100%	—
Camposol Uruguay S.R.L.	Agriculture	Uruguay	100%	—
Arándanos Campasolinos S.A.P.I. de C.V.	Agriculture	Mexico	100%	—
Camposol Chile SpA	Agriculture	Chile	100%	100%
Asociación para la Certificación de Productores Agrícolas Proveedores de Camposol	Agriculture	Peru	100%	100%

The following table sets forth the share ownership of Camposol Holding PLC, as adjusted to reflect the reorganization:

Outstanding Shares
Samuel Barnaby Dyer Coriat(1)(2)	33,037,345
Piero Martin Dyer Coriat(1)(2)	33,037,345
Sheyla Dyer Coriat(1)	16,518,671
Osterlin Luis Dyer Ampudia	9,072,107
Sergio Dyer Osorio	2,911,357
William Paul Dyer Osorio(2)	2,251,318
Yazmin Dyer Osorio	1,986,202
Rodrigo Dyer Fernandez	1,185,651
Risger S.A.	4

Total	100,000,000

(1)	Samuel Barnaby Dyer Coriat, Piero Martin Dyer Coriat and Sheyla Dyer Coriat control Camposol Holding PLC.
(2)	Samuel Barnaby Dyer Coriat, Piero Martin Dyer Coriat and William Paul Dyer Osorio serve as directors of Camposol Holding PLC.

The following table sets forth our share ownership prior to the Offering, as adjusted to reflect the number of shares being offered by our Selling Shareholders and the shares that our Selling Shareholders will beneficially own after the Offering including the full exercise of the over- allotment option by the underwriters:

	Shares Beneficially Owned Prior to the Offering		Number of Shares being Offered	Shares Beneficially Owned After the Offering		Shares Beneficially Owned after the Offering and the Full Exercise of the Over-allotment Option
Samuel Barnaby Dyer Coriat(1)(2)	33,037,345	33.04%			%		%
Piero Martin Dyer Coriat(1)(2)	33,037,345	33.04%			%		%
Sheyla Dyer Coriat(1)	16,518,671	16.52%			%		%
Osterlin Luis Dyer Ampudia	9,072,107	9.07%			%		%
Sergio Dyer Osorio	2,911,357	2.91%			%		%
William Paul Dyer Osorio(2)	2,251,318	2.25%			%		%
Yazmin Dyer Osorio	1,986,202	1.98%			%		%
Rodrigo Dyer Fernandez	1,185,651	1.18%			%		%
Risger S.A.	4	0.01%			%		%
Total	100,000,000	100.0%		100.0%		100.0%

(1)	Samuel Barnaby Dyer Coriat, Piero Martin Dyer Coriat and Sheyla Dyer Coriat control Camposol Holding PLC.
(2)	Samuel Barnaby Dyer Coriat, Piero Martin Dyer Coriat and William Paul Dyer Osorio serve as directors of the Company.

The address of our principal and Selling Shareholders is Av. El Derby 250, piso 4, Santiago de Surco, Lima, Peru.

THE OFFERING

The following is a brief summary of the terms of this Offering and should be read together with the more detailed information and financial data and statements contained elsewhere in this prospectus. For a more complete description of our Ordinary Shares, see “Description of Share Capital” in this prospectus.

Issuer	Camposol Holding PLC

The global offering:	We and the Selling Shareholders are offering an aggregate of Ordinary Shares of the Company in a public global offering, consisting of an international offering and a concurrent Peruvian offering exclusively directed to Institutional Investors (as such term is defined under the IIM).

International offering:	We and the Selling Shareholders are offering an aggregate of Ordinary Shares in the United States and elsewhere outside Peru.

Peruvian offering:	Concurrently with the international offering, we and the Selling Shareholders are offering an aggregate of Ordinary Shares in a public offering in Peru directed exclusively to Institutional Investors (as such term is defined under the IIM Regulations) pursuant to the IIM Regulations. The Peruvian offering does not require a separate prospectus and certain additional conditions applicable to the Peruvian offering will be made available to the Institutional Investors in Peru through an offer notice to be made public shortly before the Peruvian offering, in compliance with Peruvian law.

Peruvian SMV Registration:	The Ordinary Shares will be registered with the Peruvian Public Registry of the Capital Markets (Registro Público del Mercado de Valores) under the Institutional Investors’ Market Section managed by the SMV, and the Ordinary Shares will be listed on the LSE pursuant to the IIM Regulations and the Securities Registration and Exclusion Regulations (Reglamento de Inscripción y Exclusión de Valores Mobiliarios en el Registro Público del Mercado de Valores y en la Rueda de Bolsa), approved by SMV Resolution No. 031-2012-SMV/01, as amended. The documents to be submitted to the SMV and the LSE will not be part of the registration statement of which this prospectus forms a part and are not and will not be incorporated by reference herein.

Additionally, a market maker agreement will be entered into with a Peruvian securities broker duly authorized by the SMV and the LSE. Pursuant to Peruvian regulations, Market Makers are securities brokers that provide services for issuers or investors in an effort to maintain or increase the liquidity of the market for a certain security. As such, Market Makers buy and sell a specific security (i.e. the Company shares) for their own account and for a specific amount duly authorized by the LSE.

Selling Shareholders:	Samuel Barnaby Dyer Coriat

Piero Martin Dyer Coriat

Sheyla Dyer Coriat

Osterlin Luis Dyer Ampudia

Sergio Dyer Osorio

William Paul Dyer Osorio

Yazmin Dyer Osorio

Rodrigo Dyer Fernandez

Underwriters:	BofA Securities, Inc.

UBS Securities LLC

J.P. Morgan Securities LLP

Scotia Capital (USA) Inc.

Santander Investment Securities Inc.

Type of Offering:	Initial public offering of Ordinary Shares to be made by Camposol Holding and the Selling Shareholders pursuant to a global offering, consisting of an international offering and a concurrent Peruvian offering.

Public offering price:	We currently expect that the initial public offering price will be between U.S.$ and U.S.$ per Ordinary Share.

Over-allotment option:	We have granted the underwriters an option, exercisable within 30 days of the date of this prospectus, to purchase up to additional Ordinary Shares to cover over-allotments, if any, in connection with this Offering.

Ordinary shares to be outstanding after this Offering:	Ordinary Shares (or Ordinary Shares if the over-allotment option is exercised in full).

Use of proceeds:	We estimate that the net proceeds from this Offering will be approximately U.S.$ million, based upon an assumed initial public offering price of U.S.$ per ordinary share, the midpoint of the estimated price range set forth on the cover page of this prospectus, after deducting underwriting discounts and commissions and estimated offering expenses payable by us. If the underwriters exercise their over-allotment option in full, we estimate that the net proceeds will be approximately U.S.$ million after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

We will use approximately U.S.$52.1 million from the proceeds of the primary portion of the Offering to fund our capital expenditures for the year 2021 as set forth below:

•

U.S.$24.4 million for our operations in Peru, mainly to the modernization of our processing plants (U.S.$4.6 million), R&D (U.S.$4.1 million), and technology and information internal services (U.S.$2.3 million);

•	U.S.$13.1 million for our operations in Colombia, mainly to the cropping of our plants (U.S.$10.2 million) and the construction of access points to our lands (U.S.$2.9 million);

•	U.S.$10.3 million for our operations in Uruguay, mainly to the implementation of irrigation equipment (U.S.$3.8 million) and to the cropping of our plants (U.S.$3.2 million); and

•	U.S.$4.3 million for other countries, mainly in Mexico (U.S.$2.7 million) and Chile (U.S.$1.1 million).

Furthermore, we will use approximately U.S.$7.9 million from the proceeds of the primary portion of the Offering to develop new packing facilities in Colombia, as part of our capital expenditures for the year 2022.

Additionally, we will use approximately U.S.$40.0 million from the proceeds of the primary portion of the Offering to prepay our existing short-term debt as described below:

Financial Institution	Interest	Outstanding Amount at March 31, 2021		Maturity Date
Banco Internacional del Perú - Interbank	0.93%	U.S.$	10,000,000	August 14, 2021
Banco BBVA Peru	1.25%	U.S.$	10,000,000	July 15, 2021
Banco BBVA Peru	1.25%	U.S.$	10,000,000	July 15, 2021
Scotiabank Perú	1.30%	U.S.$	10,000,000	August 6, 2021

Total:		U.S.$	40,000,000

We will not receive any proceeds from the sale of the Ordinary Shares by the Selling Shareholders.

A U.S.$1.00 increase or decrease in the assumed initial public offering price of U.S.$ per ordinary share, the midpoint of the estimated price range set forth on the cover page of this prospectus, would increase or decrease the net proceeds to us from this Offering by approximately U.S.$ million, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the underwriting discounts and commissions and estimated offering expenses payable by us. An % increase or decrease in the number of Ordinary Shares offered by us would increase or decrease the net proceeds to us from this Offering by approximately U.S.$ million, assuming the assumed initial public offering price remains the same and after deducting the underwriting discounts and commissions and estimated offering expenses payable by us

Conflicts of Interest:

Scotiabank Perú S.A.A., an affiliate of Scotia Capital (USA) Inc., will receive proceeds from this Offering through the repayment of U.S.$20 million of existing short-term debt. Therefore, Scotia Capital (USA) Inc. is deemed to have a conflict of interest within the meaning of Rule 5121 of the Financial Industry Regulatory Authority, Inc.

(“Rule 5121”). For more information, see “Underwriting (Conflict of Interest)—Conflicts of Interest.”

Proposed NYSE trading symbol:	NYSE: “CMSL”

Risk factors:	See “Risk Factors” beginning on page 37 and the other information included in this prospectus for a discussion of factors you should consider carefully before investing in our Ordinary Shares.

Dividend policy:	Our Board of Directors has adopted a policy of paying up to 50% of our net profit as dividends distribution on a yearly basis. Any future determination regarding the declaration of dividends reservation of part of the profits and distributions to shareholders will depend on a range of factors, including the availability of distributable profits, our liquidity and financial position, restrictions imposed by our financing arrangements, tax considerations, planned acquisitions and other relevant factors. The declaration and payment of dividends is limited by the terms of our existing indebtedness. For more information, see “Risk Factors—Risks Related to our Business and Industry—We are subject to certain operating and financial restrictions on our business, including with respect to the declaration and payment of dividends, as a result of current indebtedness.”

Lock-up:	In connection with this Offering, for a period of 180 days from the date of this prospectus, our Selling Shareholders and our directors and officers will not, without the prior written consent of BofA Securities, Inc., UBS Securities LLC and J.P. Morgan Securities LLP sell, dispose of or hedge any Ordinary Shares or any securities convertible into or exchangeable for our Ordinary Shares. See “Underwriting.”

Pre-emptive rights:	Under the law of Cyprus, existing holders of shares in Cypriot public companies are entitled to pre-emptive rights on the issue of new shares in that company (provided such shares are paid in cash). The Selling Shareholders and Risger S.A. will waive their pre-emptive rights for a period of five years, including the pre-emptive rights for this Offering.

Voting rights:	Shareholders are allowed one vote per share. Each Shareholder is entitled to attend general meetings, to address the meeting and to exercise any voting rights of such shareholder.

Taxation:	For a summary of certain U.S. federal income tax and certain Cyprus tax consequences of the acquisition, ownership and disposition of our Ordinary Shares, see “Taxation.”

The total number of Ordinary Shares outstanding before and after this Offering is based on Ordinary Shares outstanding as of , 2021.

SUMMARY SELECTED CONSOLIDATED FINANCIAL AND OTHER DATA

The following table presents our summary selected consolidated financial information, as of and for the years indicated, in each case in accordance with IFRS. This information should be read in conjunction with, and is qualified in its entirety by reference to, our audited consolidated financial statements and the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” appearing elsewhere in this prospectus.

We have derived the consolidated statement of financial position as of December 31, 2020 and 2019 and the consolidated statement of comprehensive income and consolidated statement of cash flows for the years ended December 31, 2020 and 2019 from our audited consolidated financial statements included elsewhere in this prospectus.

Consolidated Statement of Comprehensive Income:

	Year ended December 31,
	2020	2019
	(in thousands of U.S. Dollars, except for per share data)
Revenue	343,245	326,638
Cost of sales:
Cost of sales	(177,913)	(156,908)
Depreciation of bearer plants	(22,493)	(19,164)
Gross profit before adjustment for biological assets	142,839	150,566
Net gain arising from changes in fair value of biological assets	23,981	10,163

Gross profit after adjustment for biological assets	166,820	160,729

Selling expenses	(44,916)	(37,659)
Administrative expenses	(22,090)	(25,428)
Other income	1,115	6,410
Other expenses	(10,208)	(5,009)
Net foreign exchange transactions (losses) gains	(663)	2,517

Operating profit	90,058	101,560

Share of profit of investments accounted for using the equity method	1,708	81
Financial income	816	1,001
Financial cost	(34,997)	(21,851)

Profit before income tax	57,585	80,791

Income tax (expense) benefit	(27,754)	2,843

Profit for the year	29,831	83,634

Other comprehensive income:
Item that may be reclassified to profit or loss:
Currency translation adjustment	(1,223)	(2,131)
Item that will not be reclassified to profit or loss:
Revaluation surplus (land)(1)	243,639	—
Deferred income tax of revaluation surplus	(71,025)	—

Total comprehensive income for the year	201,222	81,503

[1]

There is no a comparable measure in the year ended December 31, 2019, because in 2020 the Company changed the way in which it accounts for land. For the 2019 year, land was accounted on a cost basis and since 2020 has been accounted on a fair value basis. The adjustment reflects the change in valuation calculated on a cost basis to a calculation on a fair value basis.

	Year ended December 31,
	2020	2019
	(in thousands of U.S. Dollars, except for the per share)
Profit attributable to:
Owners of the parent	29,143	83,263
Non-controlling interests	688	371
Total comprehensive income for the year attributable to:
Owners of the parent	200,700	81,322
Non-controlling interest	522	181
Earnings per share - Basic and Diluted	0.29	0.83

Consolidated Statement of Financial Position (at period end):

	At December 31,
	2020	2019
	(in thousands of U.S. dollars, except for the number of shares outstanding)
Cash and cash equivalents	33,991	27,788
Working capital(1)	146,812	116,672
Total assets	1,112,850	790,083
Long-term debt(2)	354,615	313,910
Total equity and liabilities	1,112,850	790,083
Total equity	406,980	227,758
Share capital	10,000	10,000
Number of shares outstanding (thousands of shares)	100,000	100,000

(1)	Total current assets minus total current liabilities.
(2)	Only includes the non-current portion.

Consolidated Statement of Cash Flows:

	For the year ended December 31,
	2020	2019
	(in thousands of U.S. dollars)
Cash paid to suppliers and employees	(231,354)	(244,793)
Interest paid	(21,845)	(21,092)
Net cash generated from operating activities	85,700	74,240
Net cash used in investing activities	(71,405)	(105,658)
Net cash (used in) generated from financing activities	(8,092)	26,701

Non-IFRS information and other information:

	For the year ended December 31,
	2020	2019
	(in thousands of U.S. dollars, except margins and dividends declared per share)
Profit for the year margin(1)	8.69%	25.60%
Aggregate amount of dividends paid	—	10,000
Adjusted EBITDA(2)	116,825	120,241
Adjusted EBITDA Margin(2)	34.0%	36.8%

(1)	We calculate Profit for the year margin as Profit for the year from our operations divided by Revenue. This indicator allows investors and management to evaluate the margin of our operations.
(2)

Adjusted EBITDA and Adjusted EBITDA Margin are non-IFRS measures. See “Presentation of Financial Measures and Other Information” for a discussion of how we define and calculate these measures and why we believe they are important. A reconciliation of Adjusted EBITDA to profit for the period, the most directly comparable measure calculated in accordance with IFRS, is set forth below and is included in “Selected Consolidated Financial and Other Data”.

Reconciliation:

	For the year ended December 31,
	2020	2019
	(in thousands of U.S. dollars, except Adjusted EBITDA Margin)
Profit for the year	29,831	83,634
Interest net(3)	34,181	20,850
Income tax (expense) benefit	27,754	(2,843)
Depreciation and amortization	18,499	13,598
Depreciation of bearer plants	22,493	19,164
Share of profit of investments accounted for using the equity method	(1,708)	(81)
Net foreign exchange transactions (losses) gains(4)	663	(2,517)
Other income	(1,115)	(6,410)
Other expenses	10,208	5,009
Net gain arising from changes in fair value of biological assets	(23,981)	(10,163)

Adjusted EBITDA	116,825	120,241

Adjusted EBITDA Margin(5)	34.0%	36.8%

(3)	We calculate interest net by adding financial income and financial cost.
(4)	Gains/Losses due to the translation of currencies into our functional currency, the U.S. dollar.
(5)	We calculate Adjusted EBITDA Margin as Adjusted EBITDA divided by Revenue.

Recent Developments

COVID-19

During 2020, our operations were not significantly impacted by the public health crisis and related economic shutdown caused by the Coronavirus Disease 2019 (“COVID-19”) pandemic. In Peru, during the initial months of the pandemic, our ability to transport workers to our production lands was limited to 50% due to sanitary protocols mandated by the government of Peru. This measure temporarily increased our transportation cost for around four months until the Peruvian government raised the transportation occupancy rate to 100%. Our plants and facilities continued to operate and were not required to shut down. The mandatory lockdowns ordered by governments around the world during the initial months of the COVID-19 pandemic caused the temporary closure of restaurants, hotels and the majority of participants in the food service channel. These events generated a redirection of avocados used to serve to the food service channel, to be offered and sold to the retail and wholesale channels, reducing the price of avocados in these channels. Demand for tangerines increased during the period in parallel with a global increase in demand for citrus fruits, raising prices for tangerines. Deliveries to our main customers around the world continued. We have procured the necessary personal protective equipment and have implemented appropriate health and safety measures in our offices and throughout our properties. We have not experienced any closure or suspension of operations due to the COVID 19 pandemic.

During the last six months of 2019, we began to implement a system to get on-line control of the transportation, access, and deployment of personnel in the fields in Peru, which system was fully operational towards the end of 2019 and was a key factor in our efforts to mitigate the risks of a shutdown due to the COVID-19 pandemic. With the system, we were able to track every worker from the moment he or she was in transit to the workplace. We implemented health protocols starting at the commencement of the transportation point in order to minimize the probability of an outbreak inside the facilities. Moreover, we keep track of all our workers while in our operations and were able to isolate any active or suspected cases.

New Agricultural Law

On January 1, 2021, a significant new law went into effect in Peru, the Agricultural Labor Regime and Incentives under the Agrarian and Irrigation, Agro-exporter and Agro-industrial Sector Law (Ley del Régimen Laboral Agrario y de Incentivos para el Sector Agrario y Riego, Agroexportador y Agroindustrial) (the “New Agricultural Law”). This law was enacted following a national work stoppage by agricultural workers during November and December of 2020, seeking the repeal of the Agricultural Sector Promotion Law and the enactment of a new agricultural law with wage increases and additional labor benefits.

The New Agricultural Law has reduced benefits granted to agricultural companies, such as Camposol, by the repealed Agricultural Sector Promotion Law (Ley de Promoción del Sector Agrario), which may result in increased overall labor costs for Camposol. Under the New Agricultural Law, Camposol may qualify for certain benefits, such as (i) a discounted health insurance contribution (EsSalud) of 7% of the monthly salary until December 31, 2022 (it will be further increased to 8% as of January 1, 2023 and to 9% as of January 1, 2025), (ii) until December 31, 2025, 20% depreciation rate for hydraulic infrastructure, and (iii) until the end of 2022, a 15% income tax rate (it will be further progressively increased until 2028 when the applicable income tax rate will become equal to the general income tax rate (29.5%)). The increase in the income tax rate may significantly impact the profitability and margins of our businesses.

In order to mitigate the tax impact of the New Agricultural Law, we are developing a new commercial strategy for our businesses which includes giving more relevance to our commercial office in Switzerland, which includes transitioning management operations. From March 2021, our commercial team has been transferred to Switzerland and this office will establish and implement our commercial strategy and provide business intelligence assistance to all our offices across the globe. Also, the Costa Rica branch of our Swiss commercial office will be in charge of the allocation of our products and billing and collections of our sales. We believe these measures will, among others, reduce the labor and tax costs in Peru resulting from the New Agricultural Law. We have also implemented changes to the weekly work time with employees working five instead of six days per week, a reduction in overtime payments and a flexible incentive bonus to increase productivity, among others. In addition, we are measuring our productivity in detail in an effort to maximize it. We plan to hire fewer workers than usual during the blueberry harvest season to compensate for increased labor costs but in a way that would not reduce our harvest volumes.

Chief Executive Officer

On March 1, 2021, Mr. Samuel Barnaby Dyer Coriat, the Chairman of our Board of Directors and one of our largest individual shareholders, became the new Chief Executive Officer of Camposol, replacing Mr. Jorge Luis Ramirez Rubio.

Corporate Reorganization

We operate as a holding company and through our wholly-owned subsidiaries, including our main operating subsidiary Camposol, which owns a series of subsidiaries contributing to our consolidated activities. In order to improve business efficiencies and promote growth and investment, we have implemented a global corporate reorganization. Camposol’s original parent company was incorporated on July 9, 2007 as a limited company under Cyprus law under the name Camposol Holding Limited. On October 18, 2017, Camposol Holding Limited was converted to a public company limited by shares under Cyprus law with the name “Camposol Holding PLC.”

For the purpose of segregating Camposol Holding PLC’s agricultural business (Camposol and related subsidiaries) from the shrimp farming business (Marinasol S.A.), on October 22, 2019, the Company was incorporated as a limited company under Cyprus law. Through a series of capital stock increases and spin-offs, all of our operating companies related to our agribusiness, including Camposol, were transferred, directly or indirectly, to the Company. On February 17, 2021, the Company held a shareholders meeting approving its conversion from a limited company to a public company. On March 30, 2021, the Company held a shareholders meeting approving the change of its name to Camposol Holding PLC.

To face the global competitive environment, the Company continues to implement a new legal structure of its global business with the purpose of attracting new investments for the agricultural business as well as simplifying the corporate governance and isolate the risks associated with each of its businesses (the “Corporate Reorganization”). The Corporate Reorganization was initiated in 2019 with the goal of expanding the Company’s global operations, align processes and capture synergies under a global strategy which will enable it to better compete in the worldwide market. As discussed above, the fresh produce business segment was separated from the shrimp farming business. For such purposes, a new Cyprus sub holding entity, Camposol Cyprus Limited and fully owned by the Company, was created.

On October 7, 2020, a new principal company named Camposol Switzerland GmbH was incorporated in Schwyz, Switzerland. Camposol Switzerland GmbH will also operate through a branch in Costa Rica and potentially through one or more additional branches located outside Switzerland. The Costa Rica branch provides Camposol Switzerland GmbH with logistics, language, time-zone, cost, geographical advantage related to the production locations and other benefits. Further, Camposol Switzerland GmbH will have the role of standardizing quality production processes, identify best practices, deploy knowledge and know-how, define and manage transportation and shipping practices, manage lead times and cost practices. Camposol Switzerland GmbH will also centralize costs by having purchase leverage with third parties and coordinate the global supply chain as well as direct pricing directive.

Once the Corporate Reorganization is complete, the planned supply chain structure will consist of our productive and growing subsidiaries in Peru, Colombia, Uruguay, Chile and Mexico supplying our products to our trading entities in Switzerland as well as through Camposol Switzerland GmbH’s branch in Costa Rica. Our trading subsidiaries including Camposol Switzerland GmbH’s branches and Camposol Trading Switzerland will then commercialize our products to our distribution entities such as Camposol Fresh U.S.A., Inc., Camposol Fresh Food Trading (Shanghai) Co. Ltd., Camposol Trade España S.L. and Camposol Fresh B.V., among others. Finally, our distribution entities will supply our products to our global customers. Camposol Switzerland GmbH’s branches will also supply products directly to our retail customers.

The standard income tax rate applicable to our Peruvian subsidiaries ranged between 29.5% and 15% for 2019 and 2020. The New Agricultural Law will progressively increase the minimum income tax rate to a single minimum tax rate of 29.5% in 2028. The standard income tax rate applicable to non-Peruvian subsidiaries ranged between 33% and 25% for the same period.

Under the new Corporate Reorganization and through the operations of Camposol Switzerland GmbH, we might be able to obtain a reduced income tax rate on profits allocated to the foreign operational branches of Camposol Switzerland GmbH. The profits allocable to the Swiss head office would be subject to a tax close to 12%. This applicable tax rate may change and is in no way a guarantee. The tax rate is also subject to Swiss, Costa Rica and Cyprus governmental approvals and revisions, as well as authorizations and applicable tax regimes at the level of the operational branches and as such is subject to multiple uncertainties and thus change.

Under the Swiss Withholding Tax Act, dividend distributions made by a Swiss corporation are subject to Swiss withholding tax of 35% unless the dividend is paid out of qualifying capital contribution reserves. Foreign recipients of a dividend paid by a Swiss corporation may claim a partial or full refund of the Swiss withholding tax based on a double tax treaty or the Switzerland-EU agreement. Under specific tax considerations relating to the Swiss withholding tax, Camposol Switzerland GmbH’s direct shareholder, Camposol Cyprus Limited, may be eligible to claim relief pursuant to the double taxation treaty in force between Switzerland and Cyprus. Consequently, the Swiss withholding tax on dividend distributions from Camposol Switzerland GmbH may be reduced to 0% if certain specific conditions are met. There is no guarantee that we and our subsidiaries will be able to meet the tax requirements of the jurisdictions in which we are taxed.

For purposes of completing the Corporate Reorganization, we need to complete some internal steps, such us the acquisition of our Colombian, Chilean and Uruguayan subsidiaries by our Spanish subsidiary, cash contributions and redemption of shares in some of our subsidiaries.

The Company expects to conclude the final stage of its Corporate Reorganization by December 2021.

Expectations for the First Quarter of 2021 Results

Our condensed consolidated interim financial statements for the first quarter of 2021 are based on management’s internal estimates and are subject to further internal review by management and approval by our board of directors. The information for the first quarter 2021 results included in this Registration Statement on Form F-1 has been prepared by, and is the responsibility of, the Company’s management. Gaveglio Aparicio y Asociados S. Civil de R. L., member firm of PricewaterhouseCoopers International Limited, has neither audited, reviewed, examined, compiled nor applied agreed-upon procedures with respect to the accompanying information for the first quarter of 2021 results contained herein and, accordingly, Gaveglio Aparicio y Asociados S. Civil de R. L. does not express an opinion or any other form of assurance on such information or its achievability. The Gaveglio Aparicio y Asociados S. Civil de R. L. report included in this Registration Statement on Form F-1 relates to the Company’s historical financial information. It does not extend to the information for the first quarter of 2021 results and should not be read to do so.

We expect that our total volume sold for the first quarter of 2021 will range from 26,547 MT to 28,067 MT, representing an increase of approximately 0.9% to 6.7% as compared to the first quarter of 2020. We expect that for the first quarter of 2021, our blueberry volumes will range from 6,002 MT to 6,402 MT, our avocado volumes will range from 768 MT to 888 MT, and our other products volumes will range from 19,777 MT to 20,777 MT. Additionally, we expect our revenues from operations for the first quarter of 2021 will range from U.S.$80.8 million to U.S.$87.4 million, representing an increase of approximately 27.0% to 37.4% as compared to the first quarter of 2020. We expect that for the first quarter of 2021, our blueberry revenues will range from U.S.$37.2 million to U.S.$40.2 million, our avocado revenues will range from U.S.$2.4 million to U.S.$3.0 million, and our other products revenues will range from U.S.$41.2 million to U.S.$44.2 million. Furthermore, we expect that our selling expenses for the first quarter of 2021, will range from U.S.$9.5 million to U.S.$11.5 million, representing an increase of approximately 0.3% to 21.4% as compared to the first quarter of 2020. Moreover, we expect that our administrative expenses for the first quarter of 2021 will range from U.S.$4.2 million to U.S.$5.2 million, representing a decrease of approximately 25.4% to 7.6% as compared to the first quarter of 2020. Likewise, we expect that our other expenses for the first quarter of 2021 will range from U.S.$0.5 million to U.S.$1.3 million, representing an increase of approximately 23.6% to 230.8% as compared to the first quarter of 2020. As a result, we expect that our loss for the first quarter of 2021 will range from U.S.$15.8 million to U.S.$9.2 million, representing a decrease in our loss of approximately 39.6% to 64.8% as compared to our loss in the first quarter.

of 2020

In the view of our management, the financial information above was prepared on a reasonable basis, reflects the best currently available estimates and judgments, and presents, to the best of management’s knowledge and belief, our performance for the first quarter of 2021 in terms of volumes sold, revenues, selling expenses, administrative expenses, other expenses and loss. However, this information is not a fact and no assurances can be given that our actual volumes, revenues, selling expenses, administrative expenses, other expenses and loss for the first quarter of 2021 will not differ from these amounts. Readers of this prospectus are cautioned not to place undue reliance on this information. Our actual volumes sold, revenues, selling expenses, administrative expenses, other expenses and loss for the first quarter of 2021 may vary from these amounts.

40

RISK FACTORS

Investing in our Ordinary Shares is speculative and involves substantial risk. You should carefully consider all of the information in this prospectus prior to investing in our Ordinary Shares. There are numerous risk factors related to our business that are described under “Risk Factors” and elsewhere in this prospectus. These risks could materially and adversely impact our business, results of operations, financial condition and future prospects, which could cause the trading price of our Ordinary Shares to decline and could result in a loss of your investment. Among these important risks are the following:

Risks Related to our Business and Industry

Our fruits and vegetables products are subject to price fluctuations.

Our financial performance and future development depend to a considerable extent on the market prices of the fruits and vegetables products that we produce and sell. Most of the products we sell are soft commodities, and market prices generally follow a cyclical pattern. In particular, the consumption level of fruits and vegetables is an important force that drives prices. Our fresh products are more price sensitive than our frozen products, mainly due to the ability to store frozen products for longer periods. The prices for fresh products vary according to the global volume supplied and price of comparable fresh products offered during the same time period. For example, in 2019 blueberry prices in commercial windows decreased due to significant increases in volumes from Peruvian exporters. In addition, prices of our products may vary because of differences in their quality. In 2019, our blueberries suffered a deterioration in quality due to adverse climate conditions while harvested, affecting their ability to be exported to China. As a result, we reorient our distributions of these blueberries to the European and United States markets which resulted in us receiving lower prices. We cannot assure you that high price levels will be maintained, and if suppliers increase volume without a concomitant increase in demand in future years, prices may decrease, which may affect the profitability of this segment.

The supply, and therefore pricing, of agricultural products is subject to wide fluctuations due to factors that are beyond our control, such as weather, acreage planted, governmental farm programs, incentives and policies, changes in foreign exchange rates, development in trade negotiations, changes in global demand resulting from population growth and changes in standards of living and consumer preferences, global production of similar and competitive crops and outbreaks of disease and natural disasters which produce temporary imbalances in demand and supply. These factors have historically caused volatility in the agricultural industry and, consequently, in the availability and price of the agricultural products we produce and distribute. A prolonged decline in the market prices of agricultural products due to any of the foregoing factors could adversely affect our business, financial condition and operating results.

Even when we successfully develop marketable products, consumer preferences can evolve over time.

Consumer preferences evolve over time and our success depends on our ability to identify the tastes and dietary habits of consumers and offer products that appeal to those preferences. We need to continue to respond to changing consumer preferences and develop new products that are appealing to our consumers and aligned to their preferences. It takes substantial time and effort to develop products that are suitable to grow on the location of our land holdings and to then scale those operations in order to profitably sell these products. If our current products including blueberries, avocados and other products like tangerines, mangoes and grapes fail to meet consumer preferences or if we are unable to introduce new products that meet consumer preferences on a timely basis, then our return on those investments and our sales could suffer. As a result, changing consumer preferences for our products could materially and adversely affect our business, financial condition and operating results.

Climate change and global warming could adversely impact our operations by increasing our productions costs, reducing our production yields and decreasing our harvesting windows.

Recent and increasing climate and weather pattern shifts throughout the world and in Latin America where we have our production fields may have an adverse impact in our operations by increasing our production and transportation costs as well as reducing our production yields and volumes. Climate change serves to exponentially increase and multiply the regularity and strength of natural disasters. Further, climate change and global warming might aggravate the effects of pollution, pandemics and pest insects.

Adverse weather conditions caused by climate change and global warming could also adversely affect our supply chain and our ability to transport workers to our working fields as well. Moreover, transportation of our products from our producing countries to the consumer countries might be impaired by climate change and its effects.

The sale and distribution of our products depend on the continued availability of transportation and logistics infrastructure and services and the growth of our supply is dependent, in part, on improvements thereto, which may not occur on a timely basis, if at all.

Our products are delivered by truck to ports and shipped in chartered container vessels to markets in Europe, the United States and Asia, among other destinations. Due to the location of our fields, we rely heavily on one main highway in Peru, the Pan-American highway. Moreover, we use the services provided by port terminal operators who are exposed to changes in law and port regulations that may, for example, require the hiring of additional, higher-paid unionized workers. We also purchase and sell ocean freight services globally. In contrast to the well-established transportation and logistical operations and infrastructure supporting avocado exports, blueberry exports demand more complex preparation and means of distribution, including outlets from our facilities to ports and shipping to other countries.

Our supply chain relies on the availability of dependable and efficient transportation and logistics services and infrastructure. A natural disaster, an accident, human error, rising fuel costs, rising costs due to market concentration of transportation providers, port congestion, social unrest, increased violence, a strike, work slowdown or other labor action, or other circumstances, could result in disruptions in regional and international transportation systems that could materially and adversely affect our logistics and distribution operations and ultimately could adversely affect our business, financial condition and operating results.

Substantial infrastructure development by persons and entities outside our control is required for our operations to grow. Areas requiring expansion include, but are not limited to, additional port cargo capacity and additional storage facilities. Any delay or failure in making improvements to, or in expanding, transportation and logistics operations and infrastructure may hurt the growth potential of the demand for, or prices of, our products, prevent our products’ delivery, impose additional costs on us or otherwise have an adverse effect on our business, financial condition and operating results.

The long growth cycle of fruits and the associated costs make it difficult for us to meet change in demand from the market.

Planting new fruit can take years before the plants will bear harvestable fruit. In Peru, for example, avocado trees typically take three years to grow and begin production and another three years to mature and achieve peak stable yields. By December 31, 2020, 54% of our avocado plants had entered their fully-productive stage. However, avocado trees have a tendency to adopt an alternate bearing cycle that results in a large crop of small avocados in one year, followed by a small crop of large avocados the next year, and such is the case with our avocado trees. To reduce the impact of this alternate bearing cycle, we have invested in taking the DNA from our most productive avocado trees and planting new, more productive trees. Consequently, we may not be able to grow fruit fast enough to meet an increase in demand. In addition, planting and growing new fruit crops is capital intensive and we may not recover the investment in planting such crops should demand fall prior to being able to harvest the new crops. An inability to meet market demand as it changes could have an adverse effect on our business, financial condition and operating results.

We and our growers are subject to the risks that are inherent in farming.

Our results of operations may be adversely affected by numerous factors over which we have little or no control and that are inherent in farming, including reductions in the market prices for our products, adverse weather (including but not limited to, drought, high winds, earthquakes and/or wildfire), unforeseen conditions of our biological assets and growing conditions, pest and disease problems, and new government regulations regarding farming and the marketing of agricultural products, among others.

Our operations may be affected by climatic events, such as El Niño and La Niña.

As we are involved in a fruits and vegetables business, we are subject to inherent risks associated with changes in weather patterns and natural phenomena that can disrupt and adversely affect our operations. Although the Peruvian lands on which our products are grown generally enjoy favorable growing conditions due to stable weather patterns and the absence of extreme weather patterns such as frost or heavy rain, natural phenomena (such as “El Niño” or “La Niña”) can threaten production during certain seasons and in certain of our planting regions. Because we produce a variety of fruits and vegetables, and in different countries, such phenomena affect each crop differently and it is difficult to predict the consequences of any such phenomena on our operations as a whole, as changes in weather patterns can have either a positive or negative effects on us, depending on the particular product.

In terms of unusual temperature conditions, La Niña generally means that the winter is colder than usual, and this can have either a positive or negative effect on our production, depending on the particular product. For example, in the case of avocados, the cold weather reduces the growth rate of the fruit, and by harvest time the fruit typically weighs less than an avocado grown under typical conditions. However, since as of the date of this prospectus we have not experienced “La Niña” with this product yet, we cannot confirm the extent of the impact that any such phenomenon would have on our avocado production. On the other hand, El Niño, which can usually be predicted some months in advance, increases both summer and winter temperatures. El Niño reduces avocado volumes depending on the time of the year in which it occurs.

El Niño also heightens the risk of flooding and infrastructure damage, particularly, in the Northern part of Peru where our plantations are located, and could therefore create disruptions to our supply chain. Consequently, El Niño can have a negative effect on production should it occur during the harvest season, and therefore can limit the ability of fruits and vegetables businesses, such as ours, of generating cash flow.

For example, during the first quarter of 2017, a specific phenomenon known as “El Niño Costero”, a variation of El Niño in which there was an irregular increase in the temperature of the ocean surface along the coast of Peru and Ecuador which resulted in massive rainfall and floods, caused heavy losses in several regions along the Northern coastline of Peru, including Trujillo, Piura and Tumbes, where the Company has some operations. The Peruvian government estimated that it would need to invest approximately S/23,338 million to repair public infrastructure, such as roads and bridges, and cities in the 13 regions where the impact of the phenomenon was most significant. No material impact on yields was seen during this period: avocado year on year volume change went from 10.5% in the first half of 2016 to 15.4% in the first half of 2017, and blueberry year on year volume change went from 4.7% in the first half of 2016 to 5.7% in the first half of 2017. However, we cannot assure you that a recurrence of this phenomenon, or the occurrence of any other climatic phenomena, will not have any significant impact on our supply-chain and therefore on our business, financial condition and operating results.

In Colombia, analyzing the recent past, there is no record of El Niño having a substantial negative impact in the region where we operate. However, La Niña’s lower temperatures could affect production yields. In El Salto, Uruguay, given its latitude, La Niña could bring hail that could damage the crops. In both cases, we have studied the land and looked for locations that help us to mitigate these risks (i.e. planting at different altitudes or close to bodies of water).

In Mexico, in Los Mochis plantation, extreme high temperatures can reach up to 113 degrees Fahrenheit and reach temperatures as low as 26 degrees Fahrenheit, which in turn could have a substantial negative impact on our production yield.

In the Patagua Cerro of Chile, our crops are subject to sub-freezing temperatures and volatile rainfall amounts, which in turn could have a substantial negative impact on our production yield.

Our financial position, including our revenue and results of operations, among others, may be adversely affected by adverse weather conditions and climate change. We have little or no control over adverse weather conditions caused by climate change including, but not limited to flooding, drought, extreme high and low temperatures, and wildfires, among others. Climate change could also adversely affect our operations by causing changes to seasonal growing conditions including increases and changes in pest and disease problems.

We are dependent on exports to the United States and Europe, and to a certain extent, China, so our sales could be affected by economic, political and social developments in such markets.

Exports account for a considerable proportion of our total sales, with North America accounting for 58% of foreign sales, Europe accounting for 33%, and Asia accounting for 6% (with 4% to China, 1% to Japan, and 1% to Korea) in 2020. In recent years, the principal markets for our products have been the United States, Germany, China, the United Kingdom and Spain. The United States is currently the largest importer of blueberries in the world, and has also seen increasing sales of Hass avocados in recent years. The imposition of tariffs, quotas, trade barriers, import bans or any other restrictions by the European Union, the United Kingdom, the United States, China or any of our export countries would affect our pricing structure, competitiveness and our ability to sell into these countries, and it may be difficult to place our products in other countries. With respect to the United States, the former President of the United States, Donald J. Trump, and his Administration expressed support for policies that could have negatively impact existing trade agreements, such as the United States-Peru Free Trade Agreement (FTPA) and other existing and proposed trade agreements, and promoted greater restrictions on free trade generally, including significant increases on tariffs on goods imported into the United States. There can be no assurances that future presidents will not continue or return to these types of policies or that other countries will not react to such policies by restricting their own trade policies. Should such policies be undertaken it could adversely affect our business, financial condition and operating results.

Additionally, our ability to compete effectively in our export markets could be materially and adversely affected by a number of factors beyond our control, including deterioration in macroeconomic conditions, exchange rate volatility or government subsidies. For example, depreciation of the currency in the markets to which we export against the U.S. dollar could also have an adverse impact on us as long as we are collecting revenues in local currency. This could take the form of reduced demand, losses on receivables resulting from customers’ inability to pay their debts, or other factors. Moreover, the demand for our products may decrease materially if there are any unforeseen events such as outbreak of wars, terrorist attacks or other political, economic or social events in our principal markets that lead to a protracted economic downturn. If our ability to sell our products competitively in one or more of our significant export markets were impaired by any such development, we might not be able to reallocate our products to other markets on equally favorable terms, and our business, financial condition and operating results might be adversely affected.

Changes in laws and regulations (or the interpretations thereof) in our production locations or any of our principal export markets may adversely affect our business, financial condition and results of operations.

Our industry is subject to numerous statutes, rules, and regulations, including health regulations. To operate our land and production plants, for example, we must comply with certain administrative requirements, such as acquiring appropriate permits, licenses, concessions, authorizations, certifications and registrations, some of which are granted for fixed terms and therefore require periodic renewal. Fresh fruits and vegetables production as well as trade thereof are subject to extensive government policies and regulations. Governmental policies affecting the fruits and vegetables industry, such as taxes, tariffs, duties, subsidies and import and export restrictions on agricultural commodities and commodity products, can influence which crops are planted and the trade in unprocessed or processed commodity products, the volume and types of imports and exports, and industry profitability. In addition, international trade disputes can adversely affect agricultural commodity trade by limiting or disrupting trade between countries or regions. Future government policies or changes to existing policies may adversely affect the supply of, demand for, and prices of products we produce and distribute, restrict our ability to do business in our existing and target markets, reduce our access to water to irrigate our fields and otherwise adversely affect our business, financial condition and operating results.

Compliance with such government policies and regulations may require us to incur costs and capital expenditures on an ongoing basis. Such regulations may require us to obtain and maintain authorizations, permits and licenses for, among other things, the use of water for irrigation and breeding purposes, construction of new facilities, and the installation and operation of new equipment used in our operations. Such authorizations, permits and licenses may be subject to periodic renewal and challenges from third parties. Regulatory agencies may take enforcement actions against us for any failure to comply with applicable laws and regulations. Such enforcement actions could include the imposition of fines, revocation of licenses, suspension of operations or imposition of criminal liability for non-compliance.

Furthermore, we depend substantially on a large labor force to operate our business. Labor is subject to regulation in all the countries where we operate, and such regulation is subject to changes which may or may not be foreseeable. Future changes in labor regulations applicable to us could have a material adverse effect on our business, financial condition and operating results.

In addition to being required to comply with Peruvian, Colombian, Uruguayan, Chilean and Mexican regulations, the governments of countries in which we sell our products, including in the European Union, the United Kingdom, the United States, China, Japan and Canada, from time to time consider new regulatory proposals relating to raw materials, food safety and environmental regulations. If adopted, such regulations could lead to disruptions in the distribution of our products and increase our operational costs, which, in turn, could affect our results of operations and cash flows. To the extent that we increase our product prices as a result of such changes, our sales volume and revenues may be adversely affected. Furthermore, governments may change regulations or impose taxes or duties on certain imports, which may have an adverse effect on our business, financial condition and operating results.

The governments in which we operate and produce our products as well as those in which we sell our products might or have already implemented regulations aimed at preventing climate change which could in turn adversely affect our operations. Regional, national and international regulatory bodies have increased regulatory oversight aimed at reducing climate change and global warming. Our failure to comply with current or future laws, regulations, rules, or policies that apply to us may subject us to revocation of licenses or to civil or regulatory proceedings, including fines, injunctions, recalls, suspension of operations, imposition of criminal liability for non-compliance or seizures, which may have a material adverse effect on our business, financial condition and operating results.

Illegal occupations may affect the use of our agricultural properties, which could adversely affect our operations and results of operations.

Invasions or illegal occupations of rural land by members of certain native or farming communities are a common occurrence in certain regions of Peru, including those where we currently operate. Remedies such as police protection or eviction procedures are often inadequate, insufficient or take a long time to be resolved. As a result, we cannot assure you that our agricultural properties will not be subject to trespass or occupation. Any trespass or occupation may materially impair the use of our lands and adversely affect our operations and the value of such land.

In 2011, a significant portion of our 1,090 hectares in the “Fundo Huangalá” parcel, located in Piura, Peru, was trespassed upon and occupied by a group of local residents. We cannot assure you that future occupation to our agricultural properties will not occur. Any occupation of a significant portion of our agricultural properties could have a material adverse effect on our business, financial condition and operating results. In August 2016, the leader of the occupying group, Mr. Claudio Guirón, was convicted to four months of imprisonment on probation and ordered to pay damages to Camposol in the amount of S/5,000.00. As the defendant failed to file an appeal, the court’s decision became final in October 2016. Furthermore, in February and May 2016 other groups of local residents occupied 15 hectares of uncultivated land located in “Fundo Huangalá” destroying part of the boundary hedges, sowing seeds and installing irrigation equipment. Two separate complaints were filed in connection with the aforementioned incidents and investigations are being conducted by the Regional Prosecutor of Sullana. Given that no specific individuals have been identified yet as the potential offenders, the prosecutor has not, as of the date of this prospectus, pressed charges against any of the persons who trespassed into and occupied our property. Currently, there are 306.9 hectares of uncultivated land located in “Fundo Huangalá” illegaly occupied by two groups of local residents named “Asociación de Ganaderos Señor Cautivo –San Vicente de Piedra Rodada” and “Asociación de Campesinos sin Tierra Juan Velazco Alvarado”, and Camposol has made contact with their leaders in order to reach a peaceful agreement. If we are unable to seek remedy against illegal occupations or if occupations impair the use of our lands there may be a material effect on our business, financial condition and operating results.

We face competition from other fruit and vegetable producers located throughout the world and are subject to consumer product substitution.

We have several competitors for our products around the world. Some competitors for certain products are larger than we are and have greater financial resources than we do. Competition is based on price, logistics, service offerings and geographic location. With respect to our main products, we face competition from producers in diverse parts of the world. For example, our main competition in the avocado market comes from producers located in California, Mexico and South Africa, and our main competition in the blueberry market comes from producers located in Peru, Chile and Argentina. Accordingly, our competitors operate in diverse regions characterized by different weather patterns, geographies and regulatory regimes, as well as varying labor, production, transportation and other costs. Many of the risks associated with the industry are inherently local; for example, a natural disaster or labor disruption in Peru may affect our crop yields, but are unlikely to affect simultaneously those of our North American, Asian or African competitors.

Furthermore, the market for our products is highly price competitive and sensitive to product substitution. Consumers have been shown to change their fruit and vegetable purchasing preferences based on material changes in price. For example, consumers may substitute peaches for mangoes, depending on the prices offered. Competition could cause us to lose market share, exit certain lines of business, or reduce prices, each of which could adversely affect our business, financial condition and operating results.

In addition, potential changes to international trade regulations and agreements, as well as other political and economic arrangements (including direct or indirect subsidies) may benefit agro-industrial companies or traders operating in countries other than where our operations are currently located or adversely affect our export costs when we engage in international transactions. We cannot guarantee you that we will be able to compete on the basis of price or other factors with companies that in the future may benefit from favorable regulations, trading or other agreements or that we will be able to maintain our export costs.

We currently experience limited competition during our windows of production and our competitors may be able in the future to provide similar products or different varieties that appeal more to our customers during the same windows of production.

Due to our locations and climates, we are able to produce fruits and vegetables during periods of time that are considered “off-season” for such products, thus we are able to demand a higher price for such products. If our competitors become able to procure or grow similar products during the “off-season” window when we supply our products, there may be a downward effect on the prices we may charge for our products, affecting our profitability. Additionally, our competitors may develop different varieties of the same fruit and vegetables than what we provide during these “off-season” periods, and such varieties may be more attractive to our customer than our products due to different factors, such as taste, shelf-life and appearance, among other factors. Should we experience increase competition in the manner described, it could have a material adverse effect on our business, financial condition and operating results.

Water shortages, any failure to maintain existing licenses for water rights or the unavailability of a supply of clean water could adversely affect our business.

We currently grow most of our productive crops in an arid, desert region of Northern Peru that is characterized by low levels of rainfall. Therefore, the continued supply of water is essential for our Fresh Produce business unit. We obtain the vast majority of the water used to irrigate our crops pursuant to licenses granted to us by the ANA. These rights permit us to use a system of canals that diverts water from major rivers that are fed by melting snow in the Andes Mountains. These licenses generally do not have an expiration date.

Water rights, including licenses, may be terminated by government authorities or courts under certain circumstances, including: (i) waiver by the titleholder; (ii) annulment declared by the ANA of the resolution approving the corresponding permit, authorization and/or license, based on certain infringements of applicable laws and regulations; and (iii) failure to pay applicable water rights fees. Under Peruvian law, authorities may grant temporary water rights, as well as rights for indefinite periods, such as those licenses that have been granted to us as of the date of this prospectus. Our licenses are subject to our compliance with certain customary legal conditions related to the permitted use of the water. For example, Peruvian law requires that water rights must be used efficiently without adversely affecting water quality or the environment, and taking into account uses with a higher order of priority (such as water for food preparation, human direct consumption, agricultural activities and personal hygiene) and preexisting water rights.

Nevertheless, during 2019, we devised a plan to increase our water supply autonomy in Chao (Trujillo) to approximately seven days. This plan will be deployed during the next five years.

In Colombia, we are located in Pereira, where the main source of water is rainfall. Due to the abundance of water resources, we have not contemplated other sources of water in the medium term. In Uruguay, the main sources of water for agricultural use include rainfall, direct access to the Arapey river and a water well. Additionally, since we are located very close to the “Hidroeléctrica Binacional Salto Grande”, which has a large dam, we are contemplating the implementation of dripping systems in 867 hectares during the next two years. In Mexico, our plantations rely heavily on hydroponic methods of cultivation. In Chile, we are the end users of a water supply channel and could experience water shortages due to high temperatures during summer. We have a reservoir with the capacity to hold the water that we use for up to seven days. We could experience water shortages for multiple reasons, including but limited to, climate change, weather pattern shifts and draining of water wells, among others. Water shortages and restrictions on water supply could have a material adverse impact on our ability to grow our products and in turn affect our sales and revenue.

Although we continue to seek alternative sources of water to minimize the risk of any disruption, the available water supply may be adversely affected by shortages or changes in governmental regulations that may reduce the available volumes of water to which we currently have access. We cannot assure you that water will be available in sufficient quantities or in an adequate quality to meet our water supply needs. In addition, we cannot assure you that our existing licenses related to water rights will be maintained. If our water supply is reduced or the quality of the supply is diminished, this could adversely affect our business, financial condition and operating results. See “Regulatory Environment—Water Supply Law.”

We are subject to certain operating and financial restrictions on our business, including with respect to the declaration and payment of dividends, as a result of current indebtedness.

Certain of our financing arrangements impose, and the terms of our future financial arrangements may impose, operating and financial restrictions on our business. These arrangements contain covenants restricting our and our subsidiaries’ ability to, among other things, incur additional debt, declare an pay dividends, redeem capital stock and make certain investments, transfer and sell assets, enter into agreements that would limit the ability of subsidiaries to pay dividends or make distributions, create liens, effect a consolidation, merger or sale of assets and enter into transactions with affiliates. Additionally, these arrangements contain requirements that we comply with a number of financial covenants, including maintaining certain financial ratios. Events beyond our control may lead us to be unable to comply with these financial ratios, which would negatively affect our ability to declare and pay dividends on our Ordinary Shares, plan for or react to changes in market conditions, take advantage of business opportunities we believe to be desirable, obtain future financing, fund needed capital expenditures, or withstand a continuing or future downturn in our business. Any of these could materially and affect our business, financial condition and operating results. See “Dividend Policy” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations— Liquidity and Capital Resources.”

Environmental regulation may adversely affect our business.

We are subject to a broad range of environmental laws and regulations which require us to incur costs and capital expenditures on an ongoing basis and expose us to substantial liabilities in the event of non-compliance. These laws and regulations apply mainly to our land and processing plants and cover, among other things, emissions into the atmosphere; use of water and water effluents; disposal of solid waste; management, transportation and disposal of hazardous wastes; and other activities incidental to our business. These laws and regulations also require us to obtain and maintain environmental permits, licenses and authorizations for the construction of new facilities or the installation and operation of new equipment required for our activities. Such permits, licenses and authorizations are subject to periodic renewal and/or compliance with different conditions and obligations. In this regard, government environmental agencies have had in the past and could take enforcement actions against us for any failure to comply with applicable laws and regulations. Such enforcement actions have included and could include the imposition of fines, revocation of permits, licenses and authorizations, suspension of operations or imposition of criminal liability for non-compliance.

As of December 31, 2020, the Peruvian government was developing plans to promote the sustainable development of agricultural activity in Peru. The proposed changes will likely include environmental compliance costs. Compliance with new or modified environmental regulations could require us to make significant capital investments in additional pollution controls or process modifications. These expenditures may not be recoverable and may consequently divert funds away from planned investments in a manner that could adversely affect our business, financial condition and operating results. See “Regulatory Environment—Fresh Produce—Environmental Matters.”

Our results are seasonal, and any circumstance that adversely affects our business during high seasons would have a disproportionately significant effect on our annual results of operations and cash flows.

We produce a diverse range of fruits and vegetables, each of which is subject to its own pattern of planting, growth and harvesting. For example, avocados are typically harvested in Peru from April through July, blueberries are typically harvested in Peru from June to March and mangoes are typically harvested in Peru from

November through March. We harvest grapes in Peru during the fourth quarter of the year and avocados in Colombia from September through May. A delay in harvesting of our crops, either by internal or external factors, such as climate condition, may impact our sales revenue reducing sales revenue for the year in which the harvesting was delay and increasing sales revenue for the year in which sales will be performed. We tend to experience high and low periods of sales revenues, which have a corresponding effect on our cash flows, due to the nature of our business as an agricultural company. Any circumstance that adversely affects our business during high seasons would have a disproportionately significant effect on our annual results of operations and cash flows. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Principal factors affecting our results of operations and financial condition—Seasonality.”

The land and processing plants we operate or manage may be temporarily interrupted or suffer loss or damage which may not be covered by our insurance policies.

We may experience property and casualty loss, or the operation of our land or processing plants may be temporarily interrupted, arising from a number of causes, including adverse weather, collision, governmental or regulatory intervention, fire, flood or other natural calamity, mechanical failure, industrial accidents, repair, maintenance or servicing, communal unrest or acts of terrorism and human error. Any prolonged and/or significant disruption of our production facilities, could disrupt and adversely affect our operations and result in direct losses and liabilities, loss of income or increased costs. Further, any major or sustained disruptions in the supply of utilities such as water or electricity may disrupt our operations or damage our production facilities or inventories. We believe that we maintain insurance at reasonable levels and in line with other companies in our industry. However, if any of the above-mentioned or similar events occur, our insurance may not compensate us for all of our losses and our contingency plan may be inadequate. If so, such events could have a material adverse effect on our business, financial condition and operating results.

We are exposed to foreign exchange rate risk.

Management has determined that the functional currency of our principal operating entities is the U.S. dollar. These entities sell their products in international markets to customers in a number of countries, and sales are influenced by a number of currencies. Most operating costs are incurred in Peru but many are invoiced in U.S. dollars and the price of certain raw materials and supplies are influenced by the U.S. dollar. The borrowings and cash balances of these entities are held in U.S. dollars. Management has used its judgment to determine our functional currency, and concluded that the currency that most accurately represents the economic environment and conditions of these entities is the U.S. dollar. We buy and sell our products and services and obtain funding for our working capital and investments mainly in U.S. dollars and Euros. During the year ended December 31, 2019, 36% of our production costs were related to labor, which are largely incurred in soles. During the year ended December 31, 2020, 41.5% of our production costs were related to labor, which are largely incurred in soles. As a result, our financial results are affected by exchange rate fluctuations between the U.S. dollar and the sol. Furthermore, for the years ended December 31, 2019 and 2020, 32.8% and 35.4% of our total sales, respectively, were made to customers in Europe, with such sales being made mainly in Euros. Because our functional currency is the U.S. dollar, our financial results are affected by the exchange rate between the Euro and the U.S. dollar and between those currencies and the Peruvian sol. Fluctuations in exchange rates could have a significant impact on the portion of our costs denominated in soles, or the portion of our sales denominated in Euros, thus affecting our results of operations. For example, an appreciation of the sol against the Euro and/or the U.S. dollar could have a material adverse effect on our margins. We do not carry out a hedging strategy with derivative financial instruments to cover our exchange risk.

During 2019 and 2020 the Peruvian sol depreciated against the U.S. dollar. As a result of the decision to exit the preserved products business, we expect to reduce our sales to Europe, therefore reducing our exposure to fluctuation in the exchange rate between the Euro and the U.S. dollar. Given the relative sizes and maturity stages of the Colombian and Uruguayan operations, we do not expect substantial increases in our foreign exchange risk exposure in the short to medium term.

Our products may be subject to contamination, as a result of which we may be subject to product recalls or other liabilities that could cause us to incur significant additional costs.

The sale of food products for human consumption involves the risk of injury to consumers. We are subject to risks that include, but are not limited to, spoilage, contamination (including, without limitation, the presence of bacteria, pathogens, foreign objects, substances, chemicals, other agents, or residues introduced during the growing, storage, handling or transportation phases), tampering or other adulteration of products, product recalls, governmental regulations and potential product-liability claims. We cannot guarantee that consumption of our products will not cause a health-related illness in the future or that we will not be subject to claims or lawsuits relating to such matters. Any contamination, recall or other such event affecting any of our products could lead to significant harm to our corporate image, business interruption or unforeseen liabilities, each of which could have a material adverse effect on our financial condition and results of operations. Moreover, claims or liabilities of this nature might not be covered by any rights of indemnity or contribution that we may have against others, which could have a material adverse effect on our business, financial condition and operating results.

We are subject to labor risks and a dispute with one or more of our labor unions could have an adverse effect on our results of operations.

Our business is labor intensive, with labor costs constituting a significant portion of the cost of production. During 2020, we employed on average 15,313 production workers and 946 administrative employees. In the 2020 peak months of blueberry harvesting, we employed a total of 12,795 production workers. During 2018, we employed on average 12,168 production workers and 935 administrative employees in all countries in which we operate. During 2019, we employed on average 15,232 production workers and 1,076 administrative employees in all countries in which we operate.

As of December 31, 2020, approximately 7.5% of our employees were covered by collective bargaining agreements with labor unions. A work slowdown, work stoppage, strike or other labor dispute may occur prior to or upon the expiration of our other labor agreements, and we are unable to estimate the adverse effect of any such work slowdown, stoppage or strike or other dispute on our production and sales. Given our high concentration and dependency of labor in specific tasks, work slowdowns, stoppages, strikes or other labor-related developments affecting us, particularly in high seasons, could have an adverse effect on our business, financial condition and operating results.

We require large numbers of workers and future expansion of our operations will require additional workforce, including in regions of Peru where agricultural workers are not readily available. If we are unable to hire, train and retain qualified employees, our business could be harmed and we may be unable to implement our growth plans.

Labor shortages or increases in labor costs could slow our growth or harm our business.

We depend on production workers to harvest our products. During peak harvest times, competition for production workers with our local competitors has steadily increased in the past few years. We have maintained our employees by offering increased salaries and benefits, which we may not be able to do in the future. Additionally, we have benefited from availability of personnel due to the slowdown in other labor-intensive industries such as mining and construction, which could in the future recover and provide additional competition in the labor market. While in the past we have been able to transport laborers from other parts of the country to our operations, such laborers may be unwilling to do so if there is availability of other labor in the areas in which they are located. If we experience labor shortages or increases to our labor costs it could have a material affect our business, financial condition and operating results.

The New Agricultural Law has reduced certain benefits granted to agricultural companies such as Camposol, although certain benefits set forth in the New Agricultural Law, which is in effect since January 1,

2021, are still in place. These benefits mainly include (i) a discounted health insurance contribution (EsSalud) of 7% of the monthly salary until December 31, 2022 (it will be further increased to 8% as of January 1, 2023 and to 9% as of January 1, 2025), (ii) until December 31, 2025, 20% depreciation rate for hydraulic infrastructure, and (iii) a reduced income tax rate of 15% until the end of 2022 (it will be progressively increased up to 2028 when the applicable income tax rate will become 29.5%). However, the New Agricultural Law has also been strongly criticized by employees and employers. We cannot assure that the New Agricultural Law will not be amended, that the new Peruvian Congress will not modify or repeal such law and/or that riots or protests will not arise seeking to further increase labor benefits granted to employees and reduce benefits granted to employers by the New Agricultural Law. Any such changes could affect the continuity of our operations, our business, financial condition and operating results. For more detail see “Regulatory Environment – Agricultural Labor Regime and Incentives for the Agrarian and Irrigation, Agro-Exporter and Agro-industrial Sector Law, Law No. 31110.”

We have a highly-skilled senior management team, as well as other key personnel, and our business may be disrupted if we lose their services.

Our senior management team possesses extensive operating experience and industry knowledge. We rely upon our senior management to set our strategic direction and manage our business, both of which are crucial to our success. Furthermore, our continued success depends upon our ability to attract and retain a large group of experienced professionals. The loss of the services of our senior management, including the recent departure of our former chief executive officer, Mr. Jorge Luis Ramirez Rubio, or our inability to recruit, train or retain a sufficient number of experienced personnel could have an adverse effect on our operations and profitability. Our ability to retain senior management as well as experienced personnel will in part depend on us having in place appropriate staff remuneration and incentive schemes. The remuneration and incentive schemes we have in place may not be sufficient in retaining the services of our experienced personnel, and this could have a material adverse effect on our business.

An increase in our production expenses relating to the cost of packaging materials, fuel, fertilizers, feedstock or crop protection products could reduce our profitability.

Changes in our production expenses have a major impact on our profitability. Other than labor, our main production expenses relate to the cost of packaging materials, fuel, fertilizers and crop-protection products, which represent a significant portion of our cost of production. Changes in the prices of such materials (which may be linked to changes in global commodity prices), as well as general price inflation, may lead to increases in production expenses. Such increases could have a material adverse impact on our profitability. If we are unable to pass on any increases in our raw materials or other production expenses through higher product prices, or if increases in prices of packaging materials, fuel, fertilizer and/or crop protection products impair our ability to package our products in a cost-effective manner or increase or maintain our crop yields, which could have a material adverse effect on our business, financial condition and operating results.

Various diseases, pests and adverse weather conditions could affect quality and quantity of our agricultural products.

Various diseases, pests, fungi, viruses, drought or floods and certain other weather conditions could affect the quality and quantity of our agricultural products, decreasing the supply of our products and negatively impacting profitability. Adverse weather conditions may be exacerbated by the effects of climate change. The effects of adverse weather conditions may reduce yields of our agricultural activities. Additionally, higher than average temperatures and rainfall can contribute to an increased presence of pest and insects that may adversely impact our agricultural production. The occurrence and effects of disease and plagues can be unpredictable and devastating to agricultural products, potentially rendering all or a substantial portion of the affected harvests unsuitable for sale.

Our agricultural products are also susceptible to fungus and bacteria. Even when only a portion of the production is damaged, our results of operations could be adversely affected because all or a substantial portion of the production costs have been incurred. Although some diseases are treatable, the cost of treatment is high, and we cannot assure you that such events in the future will not adversely affect our operating results and financial condition. In recent years, for example, we have been adversely affected by lower crop yields that have resulted from the El Niño and La Niña weather phenomenon. See “—Our operations may be affected by climatic events, such as El Niño and La Niña.” Furthermore, if we fail to control a given plague or disease and our production is threatened, we may be unable to supply our main customers, which could affect our results of operations and financial condition. We cannot guarantee that we will succeed in preventing contamination in existing or future fields or farms we may acquire or build, as applicable. Future government restrictions regarding the use of certain materials used in agricultural production may increase maintenance costs and/or reduce production.

Increasing changes in weather patterns caused by climate change and global warming may negatively affect the cost and production of our products.

Some of our facilities are located near known earthquake fault zones and the occurrence of an earthquake or other catastrophic disaster could cause damage to our facilities and equipment that could require us to cease or curtail operations.

Peru has experienced severe earthquakes in the past that have caused damage to buildings and other infrastructure and have interrupted commerce. The last significant earthquake in Peru took place in August 2007, when a 6.9 (Richter scale) earthquake affected a large area on the Peruvian coast near the region of Ica. Many of our offices and plants are located in Peru and could be materially adversely affected or disrupted by an earthquake or other natural disaster.

Our production and revenues are highly concentrated on blueberries and avocados.

We derive a substantial portion of our revenues from a limited number of products, and we expect these products to continue to account for a large percentage of our revenues in the near term. As of December 31, 2019, blueberries and avocados accounted for 83.8% of our total sales revenue from our operations (61.4% blueberries and 22.4% avocados). For the year ended December 31, 2020, blueberries and avocados accounted for 72.7% of our total sales revenue (50.8% blueberries and 21.9% avocados). A decrease in the global consumption of blueberries and avocados or a material increase in our production costs would substantially affect our revenues. Our ability to maintain and increase net sales from these products depends on factors including, among others: a decline in demand for any of our more significant products, a decline in the average selling price of our more significant products, failure of our products to achieve continued market acceptance, availability of competitive products at the “off-season” windows we sell our products and changing preferences of consumers. A decrease in the sales or prices for any these products could have a material adverse effect on our business, financial condition and operating results.

We are subject to legal and regulatory proceedings.

We are subject to a variety of legal and regulatory proceedings and legal compliance risks. We, our representatives, and the business in which we operate are at times subject to review or investigation by regulators and other governmental authorities, which could lead to enforcement actions, fines and penalties or the assertion of private litigation, claims and damages.

We have adopted risk management and compliance programs which are evaluated and updated on an annual basis: an Entity-wide Risk Matrix (with the support of our Internal Audit area) and an Environmental Legal Compliance Matrix (within our Legal area). The global and diverse nature of our operations means that legal, regulatory and compliance risks will continue to exist and additional legal and regulatory proceedings and other contingencies, the outcome of which cannot be predicted with certainty, will arise from time to time. These could have an adverse effect on our production and ultimately on our revenue.

Legal and/or regulatory proceedings initiated against us, even those without merit and/or ultimately decided in our favor, may affect our reputation and business standing. See “Business—Legal Proceedings.”

Our customer concentration may adversely affect our business, financial condition and results of operations.

We are subject to customer concentration risk as a result of five customers representing a significant amount of our revenues. Costco, Walmart, OGL, ALDI and Edeka accounted for approximately 12%, 10%, 9%, 7% and 4%, respectively, of our revenues for the fiscal year ended December 31, 2020. No other direct or wholesale customers accounted for more than 4% of our revenues in the year ended December 31, 2020. Our loss of these companies as a customer or a reduction in the number of purchases from them could have a significant adverse impact on our business, financial condition and operating results.

Investment in acquisition of new land for planting of our products may not be successful and may present risks to our current and future business operations.

We have previously invested in expanding our cultivated land and landholdings to produce more blueberries and avocados. These expansion projects are subject to a number of risks. Such risks include disruption of our ongoing business, potential overpayment for the acquired assets required for the expansion, inability to gain comparable return on new investment operations and difficulties in staffing our expanding operations.

If demand declines and we have increased the size of our blueberry business without experiencing an increase in sales of our blueberries, we will experience reductions in our gross and operating margins and net profit. If we are unable to effectively manage our expanding blueberry business, our expenses may increase more than expected, our revenues could decline or grow more slowly than expected and we may be unable to implement our business strategy, which could materially affect our business, financial condition and operating results.

Entering new markets poses new competitive threats and commercial risks.

We expanded in 2017 into China by opening a commercial office in order to market and sell our products directly to retailers, instead of through third parties or wholesalers. We are also analyzing expansion into new markets. Expanding into new markets requires investments and resources that may not be available as needed. We cannot guarantee that we will be successful in leveraging our capabilities to compete favorably in any new market we enter or that we will be able to recoup our significant investments in our expansion projects into new markets. Operating in an increasing number of markets, each with its own unique consumer preferences and business climates, presents additional challenges that we must meet. We may not compete successfully against future potential competitors, especially those with significantly greater financial resources or brand name recognition in any new market we enter. Our products may not gain consumer acceptance and we may experience difficulties, delays and/or unanticipated costs due to our inexperience in working directly in the new markets we enter. There may be regulatory differences between the markets that we currently operate in and any other new markets we enter, further increasing compliance costs. Our failure to adapt to new regulatory regimes has resulted and may result in our failure to comply with government policies and regulations and enforcement actions against us. Further, in emerging markets, such as Mexico or Chile, our ability to operate successfully depends in part on economic, social and political conditions, such as economic crises, currency inflation, political instability or social protests in these new markets. If we experience any of these issues in entering any new market we may enter in the future, our business, financial condition and operating results could be materially affected.

We are subject to transportation risks.

An extended interruption in our ability to ship or distribute our products could have a material adverse effect on our business, financial position and operating results. We rely on third-party stevedores to load and unload our products at our port locations and third-party trucking companies to transport our products to and from our port locations, and these third parties are therefore a source of transportation risk. If we were to experience an interruption due to a strike, natural disaster or otherwise, we cannot assure that we would be able to find alternative transportation, or be successful in doing so, in a timely and cost-effective manner, which could have a material adverse effect on our business, financial condition and operating result.

We may have limited liquidity and we may not be able to generate sufficient cash flow to service our indebtedness.

As of December 31, 2020, our liquidity relied on cash and cash equivalents on hand of U.S.$34.0 million and our outstanding indebtedness was U.S.$474.4 million, compared to U.S.$27.8 million and U.S.$422.9 million, respectively, as of December 31, 2019. If we are unable to generate sufficient cash from operations for a prolonged period, we have limited liquidity and we may not be able to generate sufficient cash flow to meet our obligations. We finance our working capital and operating needs using a combination of our cash and cash equivalents balance, cash generated from operations, and as needed, the borrowings available from our credit agreements. Adverse climatic conditions could result in diminished, or even negative, cash flow from operations. The most common stress on our operating cash flow generation in past years has come from shortfalls of working capital. Since our operating cash flow generation depends on both our operating fields and substantially on our young fields, as our young fields represent a higher percentage of our total fields, we tend to experience high and low periods of sales revenues, which have a corresponding effect on our liquidity position. See “—Our results are seasonal, and any circumstance that adversely affects our business during high seasons would have a disproportionately significant effect on our annual results of operations and cash flows” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Seasonality.” Other risks and uncertainties that could impact our liquidity include our worldwide sales, our profit margin, our ability to respond to changes in consumer preferences, our ability to collect our receivables in a timely manner, our ability to effectively manage our inventories, unexpected changes in weather conditions and our ability to adapt to change in the regulatory environment, among others. For a description of our indebtedness, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources.”

Furthermore, we may require additional cash resources due to changed business conditions or other future developments, including any investments or acquisitions we may decide to pursue. If our existing sources of liquidity are insufficient to satisfy our cash requirements, we may seek to borrow under our existing borrowing arrangements, seek new borrowing arrangements, or sell additional debt or equity securities. The incurrence of additional indebtedness would result in additional debt service obligations, could result in operating and financial covenants that would restrict our operations, and could cause us to further encumber our assets. In addition, there can be no assurance that any additional financing will be available on acceptable terms, if at all. The failure to generate sufficient cash flow or to achieve any of these alternatives could significantly adversely affect our ability to service our indebtedness, including Camposol’s Senior Notes due 2027. Also, our or Camposol’s inability to comply with all our applicable covenants under Camposol’s Senior Notes due 2027 may restrict our alternatives to obtain new indebtedness and negatively affect our liquidity.

We may experience difficulties in managing our Corporate Reorganization activities and the final outcome may not be as effective as anticipated. Further, potential income tax and dividend tax benefits may not materialize and, if they do, might be lost.

In 2019, our corporate family began implementing a Corporate Reorganization in order to improve business efficiencies and promote growth and investment. For the purpose of segregating Camposol Holding PLC’s agricultural business (Camposol S.A. and related subsidiaries) from the shrimp farming business (Marinasol S.A.), on October 22, 2019, the Company was incorporated as a limited company under Cyprus law as Csol Holding LTD. On February 17, 2021, the Company held a shareholders meeting approving its conversion from a limited company to a public company under the name Csol Holding PLC. On March 30, 2021, the Company held a shareholders meeting approving the change of its name from Csol Holding to Camposol Holding PLC. Through a series of capital stock increases and spin-offs, all of the operating companies related to Camposol’s agribusiness including Camposol S.A. were transferred to the Company.

Once the Corporate Reorganization is complete, the planned supply chain structure will consist of our productive and growing subsidiaries in Peru, Colombia, Uruguay, Chile and Mexico, supplying our products to our trading entities in Switzerland and well as through Camposol Switzerland GmbH’s branch in Costa Rica. Our trading subsidiaries including Camposol Switzerland GmbH’s branches and Camposol Trading Switzerland will then commercialize our products to our distribution entities such as Camposol Fresh U.S.A., Inc., Camposol Foods Trading (Shanghai) Co. Ltd., Camposol Trade España S.L. and Camposol Fresh B.V., among others. Finally, our distribution entities will supply our products to our global costumers. Camposol Switzerland GmbH’s branches will also supply products directly to our retail customers.

The standard income tax rate applicable to our Peruvian subsidiaries ranged between 29.5% and 15% for 2019 and 2020. The New Agricultural Law will progressively increase the minimum income tax rate to a single minimum tax rate of 29.5% in 2028. The standard income tax rate applicable to non-Peruvian subsidiaries ranged between 33% and 25%.

Under the new Corporate Reorganization and through the operations of Camposol Switzerland GmbH, we might be able to obtain a reduced income tax rate on profits allocated to the foreign operational branches of Camposol Switzerland GmbH. The profits allocable to the Swiss head office would be subject to a tax close to 12%. This applicable tax rate may change and is in no way a guarantee. The tax rate is also subject to Swiss, Costa Rica and Cyprus governmental approvals and revisions, as well as authorizations and applicable tax regimes at the level of the operational branches and as such is subject to multiple uncertainties and thus change.

Under the Swiss Withholding Tax Act, dividend distributions made by a Swiss corporation are subject to Swiss withholding tax of 35% unless the dividend is paid out of qualifying capital contribution reserves. Foreign recipients of a dividend paid by a Swiss corporation may claim a partial or full refund of the Swiss withholding tax based on a double tax treaty or the Switzerland-EU agreement. Under specific tax considerations relating to the Swiss withholding tax, Camposol Switzerland GmbH’s direct shareholder, Camposol Cyprus Limited, may be eligible to claim relief pursuant to the double taxation treaty in force between Switzerland and Cyprus. Consequently, the Swiss withholding tax on dividend distributions from Camposol Switzerland GmbH may be reduced to 0% if certain specific conditions are met. There is no guarantee that we and our subsidiaries will be able to meet the tax requirements of the jurisdictions in which we are taxed.

We may not realize, in full or in part, the anticipated benefits, savings and improvements in our cost structure from our Corporate Reorganization efforts due to unforeseen difficulties, delays or unexpected costs. Furthermore, our Corporate Reorganization plan may be disruptive to our operations. If we are unable to realize the expected operational efficiencies and cost savings from the Corporate Reorganization, our operating results, which include net product revenue and financial condition would be adversely affected. There can be no assurance that we will be successful in implementing our Corporate Reorganization program. Future growth would impose significant added responsibilities on members of management, including the need to identify, recruit, maintain and integrate additional employees. Our future financial performance will depend, in part, on our ability to effectively manage any future growth or Corporate Reorganization. We may not be able to comply the applicable tax regulations, including those in Switzerland and Cyprus, that would give us and our subsidiaries tax relief. Other potential changes to global legislation potentially can adversely affect the benefits of the Corporate Restructuring anticipated above.

Risks Related to Latin American Countries in which we Operate

The economic effects in Latin America and around the world of the outbreak and economic shutdown caused by the COVID-19 pandemic is adversely affecting the economies in which we produce and those to where we sell our products, and the impact could be material.

The outbreak of the COVID-19 pandemic is currently having an indeterminable adverse impact on the world economy. COVID-19 was reportedly first detected in Wuhan, Hubei Province, China, and first reported to the World Health Organization (“WHO”) country office in China on December 31, 2019. On January 30, 2020, the WHO declared COVID-19 a public health emergency of international concern and on March 11, 2020 declared the outbreak a pandemic. COVID-19 has begun to have numerous worldwide effects on general commercial activity. Many of the main trading partners of Latin American countries, such as China, the European Union, the United Kingdom and the United States, among others, have undertaken various public health measures to control the spread of COVID-19 including mandatory quarantines, forced economic shutdowns and travel restrictions, as well as economic measures to mitigate the impacts of such public health policies on their respective national economy. For instance, in Peru, where a significant part of our operations are located, during the initial months of the pandemic, our ability to transport workers to our production lands was limited to 50% due to sanitary protocols mandated by the government of Peru. This measure increased our transportation cost for around four months, until the Peruvian government raised the occupancy rate to 100%.

Peru, Colombia, Uruguay, Mexico and Chile all experienced severe economic downturns during 2020, mainly due to the economic and public health crisis caused by COVID-19 and related economic shutdown. During the first four months of 2021, Latin American countries have experienced an increase in COVID-19 infections and deaths. This in turn has caused increased social and political tensions and high levels of poverty and unemployment. Future government policies to preempt or respond to social unrest could include, among other things, expropriation, nationalization, suspension of the enforcement of creditors’ rights and new taxation policies. These policies could adversely and materially affect the economies of these countries and our business.

Economic and political developments in Latin American could affect our business, financial condition and results of operations.

The vast majority of our production operations are conducted in Peru, Colombia, Uruguay, Mexico and Chile and are dependent upon the performance of these economies. As a result, our business, financial condition and results of operations may be affected by the general conditions of these economies, price instability, inflation, interest rates, regulation, taxation, social instability, political unrest and other developments in or affecting Peru, Colombia, Uruguay, Mexico and Chile, over which we have no control. In the past, these countries have experienced periods of weak economic activity and deterioration in economic conditions. If such conditions return, they may have a material and adverse effect on our business, financial condition or results of operations.

During the past several decades, Peru, Colombia and Mexico have experienced political instability that has included a succession of regimes with differing economic policies. In some instances, governments have imposed controls on prices, exchange rates, local and foreign investment and international trade, restricted the ability of companies to dismiss employees, expropriated private sector assets and prohibited the remittance of profits to foreign investors. We cannot assure you that these governments will continue to pursue open market economic policies that are designed to foster and stimulate economic growth and social stability.

During the past several decades Peru, Colombia and Mexico experienced severe terrorist activity targeted against, among others, the government and the private sector. Despite the suppression of terrorist activity, we cannot assure you that a resurgence of terrorism in these countries will not occur, or that if there is resurgence, it will not disrupt the economy and our business. In addition, Peru, Colombia, Mexico and Chile have, from time to time, experienced social and political turmoil, including riots, nationwide protests, strikes and street demonstrations. Despite these countries’ economic growth and stabilization prior to the economic crisis caused by the COVID-19 pandemic, social and political tensions and high levels of poverty and unemployment continue. Future government policies to preempt or respond to social unrest could include, among other things, expropriation, nationalization, suspension of the enforcement of creditors’ rights and new taxation policies. These policies could adversely and materially affect the economies of these countries and our business.

On April 11, 2021, the first round of the presidential elections were held in Peru. Pedro Castillo, a candidate from the leftist political party, “Peru Libre,” came in first place with approximately 19.1% of the votes cast, followed by Keiko Fujimori, a candidate from the right-wing political party, “Fuerza Popular,” with approximately 13.3%. These candidates will face off in the second round of the presidential elections, which are scheduled to be held on June 6, 2021. The principal political and economic measures being proposed by the leading candidate, Mr. Castillo, include: (i) promoting a new constituent assembly to draft a new constitution, which would include a change in the Peruvian economic model to shift from a generally passive and subsidiary role to granting the Peruvian government a more active role in the economy; (ii) the expropriation and nationalization of strategic sectors and their respective assets, such as gas, mining, telecommunications, and agriculture; (iii) an increase in the corporate income tax rate to an applicable rate of 80% and other changes to applicable taxes; (iv) changes in current labor and employment laws aimed at requiring companies hire and train local workers; and (v) the review and termination of certain concessions granted by the Peruvian government to private businesses. Keiko Fujimori, a pro-market candidate who supports national and foreign investments, and proposes to maintain the current Peruvian constitution, with the Peruvian government playing a restricted and secondary role in the economy.

On April 11, 2021, the legislative elections were held in Peru. The results of the general elections entail an important fragmentation of Congress, as 10 political parties will be part of composition. This could result in legislative gridlock and political and economic uncertainty. Peru Libre will have 37 legislators out of 130, which makes such party the most important minority in Congress, followed by Fuerza Popular with 24 legislators.

Any changes in the economies of Peru, Colombia, Uruguay, Mexico and Chile or an increase in political instability may have a negative effect on our business, financial condition and operating results.

The implementation of certain laws by the governments of Latin American countries, most notably restrictive exchange rate policies, could have an adverse effect on our business, financial condition and results of operations.

In the past few decades, the Peruvian and Colombian economies have undergone a major transformation from a highly protected and regulated system to a relatively free-market economy. During this period, protectionist and interventionist laws and policies have been gradually dismantled to create a liberal economy dominated by private sector and market forces. According to the United Nations Economic Commission for Latin America and the Caribbean, the per capita GDP of Latin America and the Caribbean contracted by 4.0% between 2014 and 2019, with an expected regional growth of 1.3% in 2020.

The governments of the countries in which we operate may institute restrictive exchange rate policies in the future. Any such restrictive exchange rate policy could affect our ability to access foreign currency or to engage in foreign exchange activities and make payments on debt instruments in U.S. dollars, and could also have a material adverse effect on our business, financial condition and operating results.

Changes to agricultural regulations could adversely affect the industry

Our agricultural operations qualify for certain tax benefits in certain jurisdictions. We cannot assure you that in the future the provisions set forth in the regulations that are favorable to us will not be amended with less favorable provisions and in turn affect the profitability of our operations.

The economies of the countries in which we currently operate could be adversely affected by economic developments in other Latin American countries or global markets.

Financial and securities markets in Peru, Colombia, Uruguay, Mexico and Chile are influenced, to varying degrees, by economic and market conditions in Latin American and global markets. Although economic conditions vary from country to country, investors’ perceptions of the events occurring in one country may substantially affect capital flows into and securities from issuers in other countries. The economies of the countries in which operate have been adversely affected by the political and economic events that occurred in several emerging economies in the 1990s, including in Mexico in 1994, which impacted the market value of securities in many markets throughout Latin America. The crisis in the Asian markets beginning in 1997 also negatively affected markets throughout Latin America. Similar adverse consequences resulted from the economic crisis in Russia in 1998, the Brazilian devaluation in 1999 and the Argentine crisis in 2001. In addition, these economies continue to be affected by events in the economies of their major regional partners. Furthermore, these economies may be affected by events in developed economies that are trading partners or that affect the global economy. During the global economic and financial crisis, global conditions led to a slowdown in economic growth in several countries in Latin America. In particular, the Peruvian economy suffered the effects of lower commodity prices in the international markets, a decrease in export volumes and a decrease in foreign direct investment inflows resulting in a decline in foreign reserves.

Adverse developments in regional or global markets in the future could adversely affect the economies of the countries in which we operate and, as a result, adversely affect our business, financial condition and results of operations. The 2008 global economic crisis, principally driven by the sub-prime mortgage market in the United States, significantly affected the international financial system, including that of Latin America’s securities market and economy. Additionally, the economic crisis in Europe, beginning with the financial crises in Greece, Spain, Italy and Portugal, reduced the confidence of foreign investors, which caused volatility in the securities markets and affected the ability of companies to obtain financing in the global capital markets. Moreover, the fiscal problems in the United States due to difficulties and delays in increasing the government debt ceiling, culminating in the downgrade of the U.S. long-term sovereign credit rating by Standard & Poor’s on August 6, 2011, has added to an already high risk-avert environment. Further, in 2015, the global economy was negatively affected by China’s economic slowdown, a factor that has affected growth across emerging markets. Global markets have also experience increased volatility in the last few years due to increased tariffs being imposed by the United States and other large economies. Although the United States and Europe have witnessed a slight economic recovery over the last few years, any interruption to the recovery of these or other developed economies, the continued effects of the global crisis in 2008 and 2009, a new economic and/or financial crisis, including as a result of the COVID-19 Pandemic, uncertainty surrounding the implementation and effect of the exit of the United Kingdom of Great Britain and Northern Ireland from the European Union, which could result in economic volatility, or the projected reduced growth of the Chinese economy and its shift away from infrastructure development growth could affect Latin American economies and, consequently, materially adversely affect our business, financial condition and operating results.

The laws of certain Latin American countries include anti-bribery and anti-corruption legislation which could be less stringent than that of other jurisdictions, and our risk management and internal controls may not be successful in preventing or detecting all violations of law or of company-wide policies.

Our business is subject to a significant number of laws, rules and regulations, including those relating to anti-bribery and anti-corruption. The regulatory regime of certain Latin American countries include anti-bribery and anti-corruption legislation which is currently under development and which could be less stringent than anti-bribery and anti-corruption legislation which has been implemented in other jurisdictions.

Our existing compliance processes and internal control systems may not be sufficient to prevent or detect all inappropriate practices, fraud or violations of law by our employees, contractors, agents, officers or any other persons who conduct business with or on behalf of us. We may in the future discover instances in which we have failed to comply with applicable laws and regulations or internal controls. If any of our employees, contractors, agents, officers or other persons with whom we conduct business engage in fraudulent, corrupt or other improper or unethical business practices or otherwise violate applicable laws, regulations or our own internal compliance systems, we could become subject to one or more enforcement actions by local or foreign authorities (including the U.S. Department of Justice) or otherwise be found to be in violation of such laws, which may result in penalties, fines and sanctions and in turn adversely affect our reputation, business, financial condition and operating results.

Inflation could adversely affect our financial condition and results of operations.

Inflationary pressures may also curtail our ability to access foreign financial markets and may lead to further government intervention in the economy, including the introduction of government policies that may adversely affect the overall performance of the economies of the countries in which we operate. Our operating results may be adversely affected by higher inflation. If the countries in Latin America in which we operate experience substantial inflation in the future, our costs may increase and our operating and net margins may decrease, which may adversely affect our business, financial condition and operating results.

Market volatility generated by distortions in the international financial markets may affect the Latin American capital markets.

Volatility in the international markets could adversely affect capital markets in Latin America. In addition, international investors’ reactions to events occurring in one market sometimes demonstrate a “contagion” effect in which an entire region or class of investment is disfavored by international investors. The economy of Latin America and its capital markets could be adversely affected by negative economic or financial developments in other countries. Because we will register the Ordinary Shares in the Peruvian Public Registry of the Capital Markets (Registro Público del Mercado de Valores) under the Institutional Investors Market Section managed by the SMV, and list them on the LSE, adverse effects on the Peruvian capital markets could have a material adverse effect on the price of our Ordinary Shares and our business, financial condition and operating results.

Changes in tax laws may increase our tax burden and, as a result, negatively affect our profitability.

Peru, Colombia, Uruguay, Mexico and Chile may adopt new tax laws or modify existing laws to increase taxes and/or eliminate certain tax benefits applicable to our business. These changes may include modifications in the rate of assessments and, on occasion, enactment of temporary taxes. For example, a decrease in the rate of drawback (benefit to recover import or custom duties previously paid on our fruit and vegetable operations) may affect our financial performance.

These countries may impose new taxes or increase taxes in the agro-industry business or cease favorable tax treatment for the agricultural industry. The imposition of new taxes or increases on the rates of existing taxes could negatively affect our overall financial performance.

In Peru, the reduced income tax rate of 15% applicable to individuals or legal entities cultivating land, such as Camposol, has been increased according to the New Agricultural Law. We cannot assure that the New Agricultural Law will not be amended and/or that the new Peruvian Congress will not modify or repeal such law increasing Camposol’s tax burden. Any such changes could affect the results of our operations, our business, financial condition and operating results.

Risks Relating to this Offering

Our share price is likely to be volatile and the market price of our Ordinary Shares after this Offering may drop below the price you pay.

You should consider an investment in our Ordinary Shares as risky and invest only if you can withstand a significant loss and wide fluctuations in the market value of your investment. You may be unable to sell your Ordinary Shares at or above the offering price due to fluctuations in the market price of our Ordinary Shares arising from changes in, among others, our operating performance, prospects or market perception. In addition, the stock market has recently experienced significant volatility, particularly with respect to agro-industrial, biotechnology and other life sciences company stocks. The volatility of agro-industrial, biotechnology and other life sciences company stocks often does not relate to the operating performance of the companies represented by the stock. Some of the factors that may cause the market price of our Ordinary Shares to fluctuate or decrease below the price paid in this Offering include:

•	issues in developing our product candidates or future approved products;

•	regulatory developments or enforcement in Peru, the United States and foreign countries with respect to our products or our competitors’ products;

•	existing competition or new competition that may emerge;

•	introduction of technological innovations or new commercial products by us or our competitors;

•	changes in estimates or recommendations by securities analysts, if any cover our Ordinary Shares;

•	fluctuations in the valuation of companies perceived by investors to be comparable to us;

•	public concern over our products;

•	litigation;

•	future sales of our Ordinary Shares;

•	share price and volume fluctuations attributable to inconsistent trading volume levels of our Ordinary Shares;

•	economic and other external factors or other disasters or crises;

•	general market conditions and market conditions for stocks in our industry;

•	overall fluctuations in U.S. equity markets; and

•	other factors that may be unanticipated or out of our control.

In addition, in the past, when the market price of a stock has been volatile, holders of that stock have instituted securities litigation against the company that issued the stock. If any of our shareholders brought a lawsuit against us, we could incur substantial costs defending the lawsuit and divert the time and attention of our management, which could seriously harm our business.

An active trading market for our Ordinary Shares may not be sustained.

There is currently no public market for our Ordinary Shares. Although we intend to apply to list our Ordinary Shares on the NYSE and the LSE, an active trading market for our Ordinary Shares may not develop or be sustained. If an active market for our Ordinary Shares does not develop or, once developed, is not sustained, it may be difficult for our shareholders to sell their Ordinary Shares without depressing the market price for the shares or sell their Ordinary Shares at or above the prices at which they acquired their Ordinary Shares or sell their Ordinary Shares at the time they would like to sell. The offering price of our Ordinary Shares will be determined through negotiations between us, the Selling Shareholders and the underwriters. The offering price may not be indicative of the market price of our Ordinary Shares after the offering. Any inactive trading market for our Ordinary Shares may also impair our ability to raise capital to continue to fund our operations by selling Ordinary Shares and may impair our ability to expand our business by using our Ordinary Shares as consideration.

Substantial future sales of our Ordinary Shares, or the perception that these sales could occur, may cause the price of our Ordinary Shares to drop significantly, even if our business is performing well.

A large volume of sales of our Ordinary Shares could decrease the prevailing market price of our Ordinary Shares and could impair our ability to raise additional capital through the sale of equity securities in the future. Even if a substantial number of sales of our Ordinary Shares does not occur, the mere perception of the possibility of these sales could depress the market price of our Ordinary Shares and have a negative effect on our ability to raise capital in the future.

We are an “Emerging Growth Company” and we cannot be certain whether the reduced requirements applicable to emerging growth companies will make our Ordinary Shares less attractive to investors.

We are an “Emerging Growth Company,” as defined in the Jumpstart Our Business Startups Act of 2012 effective on April 5, 2012, or the JOBS Act, and we may take advantage of certain exemptions from various requirements that are applicable to other public companies that are not “emerging growth companies.” Most of these requirements relate to disclosures that we would only be required to make if we cease to be a foreign private issuer in the future. Nevertheless, as a foreign private issuer that is an Emerging Growth Company, we will not be required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act for potentially up to five fiscal years after the date of this Offering. We will remain an Emerging Growth Company until the earliest of (a) the last day of our fiscal year during which we have total annual gross revenues of at least U.S.$1.07 billion; (b) the last day of our fiscal year following the fifth anniversary of the completion of this Offering; (c) the date on which we have, during the previous three-year period, issued more than U.S.$1.07 billion in non-convertible debt; or (d) the date on which we are deemed to be a “Large Accelerated Filer” under the Exchange Act. When we are no longer deemed to be an Emerging Growth Company, we will not be entitled to the exemptions provided in the JOBS Act discussed above. We cannot predict if investors will find our Ordinary Shares less attractive as a result of our reliance on exemptions under the JOBS Act. If some investors find our Ordinary Shares less attractive as a result, there may be a less active trading market for our Ordinary Shares and our Ordinary Shares price may be more volatile.

If we are unable to implement and maintain effective internal control over financial reporting in the future, or if we fail to promptly remediate our possible material weaknesses, our results of operations and the price of our shares could be adversely affected.

As an EGC and pursuant to Section 404 of the Sarbanes-Oxley Act of 2002, beginning with our Annual Report on Form 20-F for the year ending December 31, 2022, our management will be required to report on the effectiveness of our internal control over financial reporting. The rules governing the standards that must be met for management to assess our internal control over financial reporting are complex and require significant documentation, testing and possible remediation. We have not yet made a formal assessment of the effectiveness of our internal control over financial reporting for that purpose. Also, once we no longer qualify as an EGC the independent registered public accounting firm that audits our financial statements will also be required to audit our internal control over financial reporting. Any delays or difficulty in satisfying these requirements could adversely affect our future results of operations and the price of our shares. Moreover, it may cost us more than we expect to comply with these control- and procedure-related requirements. Failure to comply with Section 404 or to implement required new or improved controls, or difficulties encountered in their implementation, could harm our operating results or cause us to fail to meet our reporting obligations could potentially result in a loss in investor confidence in our reported financial information and subject us to sanctions or investigations by regulatory authorities.

We are in the process of implementing measures designed to improve our internal control over financial reporting and to remediate potential control deficiencies, including performing a Sarbanes-Oxley compliance risk assessment process on a regular basis to identify, design, implement, and reevaluate our control activities related to internal control over financial reporting. We cannot assure you that the measures we have taken to date, and actions we may take in the future, will be sufficient to prevent control deficiencies that could lead to material weaknesses in our internal control over financial reporting. In addition, neither our management nor an independent registered public accounting firm has performed an evaluation of our internal control over financial reporting in accordance with the provisions of the Sarbanes-Oxley Act because no such evaluation has been required. Had we or our independent registered public accounting firm performed an evaluation of our internal control over financial reporting in accordance with the provisions of the Sarbanes-Oxley Act, material weaknesses may have been identified. If we are unable to successfully remediate any future material weaknesses in our internal control over financial reporting, the accuracy and timing of our financial reporting may be adversely affected, we may be unable to maintain compliance with securities law requirements regarding timely filing of periodic reports in addition to applicable stock exchange listing requirements, investors may lose confidence in our financial reporting, and our share price may decline as a result.

We will incur significant increased costs as a result of operating as a public company, and our management will be required to devote substantial time to corporate governance standards.

As a public company, we will incur significant legal, accounting and other expenses that we did not incur as a private company. In addition, our administrative staff will be required to perform additional tasks. For example, in anticipation of becoming a public company, we will need to adopt additional internal controls and disclosure controls and procedures and retain a transfer agent. As a public company, we will bear all of the internal and external costs of preparing and distributing periodic public reports in compliance with our obligations under the securities laws.

In addition, regulations and standards relating to corporate governance and public disclosure, including the Sarbanes-Oxley Act and the related rules and regulations implemented by the SEC and the NYSE will increase our legal and financial compliance costs and will make some compliance activities more time consuming. We are currently evaluating these rules and cannot predict or estimate the amount of additional costs we may incur or the timing of such costs. We intend to invest resources to comply with evolving laws, regulations and standards, and this investment will result in increased general and administrative expenses and may divert management’s time and attention from our other business activities. If our efforts to comply with new laws, regulations and standards differ from the activities intended by regulatory or governing bodies due to ambiguities related to practice, regulatory authorities may initiate legal proceedings against us and our business may be harmed. In the future, it may be more expensive or more difficult for us to obtain director and officer liability insurance, and we may be required to accept reduced coverage or incur substantially higher costs to obtain coverage. These factors could also make it more difficult for us to attract and retain qualified members of our Board of Directors, particularly to serve on our Audit, Internal Control and Risks Committee and Governance, Compensation and Social Responsibility Committee, and qualified executive officers.

Under the corporate governance standards of the SEC, each member of our Audit Committee must be an independent director no later than the first anniversary of the completion of this Offering. We may encounter difficulty in attracting qualified persons to serve on our Board of Directors and the Audit, Internal Control and Risks Committee, and our Board of Directors and management may be required to divert significant time and attention and resources away from our business to identify qualified directors. If we fail to attract and retain the required number of independent directors, we may be subject to the delisting of our Ordinary Shares from the NYSE and subsequently from the LSE.

We will be a “foreign private issuer” and our disclosure obligations will be different from those of U.S. domestic reporting companies. As a foreign private issuer, we will be subject to different U.S. securities laws and rules than a domestic U.S. issuer, which could limit the information publicly available to our shareholders.

As a “foreign private issuer”, we will be subject to reporting obligations that, in certain respects, are less detailed and less frequent than those of U.S. domestic reporting companies. For example, we will not be required to issue quarterly reports, proxy statements that comply with the requirements applicable to U.S. domestic reporting companies or individual executive compensation information that is as detailed as that required of U.S. domestic reporting companies. We will also have four months after the end of each fiscal year to file our annual report (on Form 20-F) with the SEC and will not be required to file current reports like U.S. domestic reporting companies. Furthermore, our officers, directors and principal shareholders will be exempt from the insider reporting and short-swing profit recovery requirements in Section 16 of the Exchange Act. Accordingly, our shareholders may not know when our officers, directors and principal shareholders purchase or sell their Ordinary Shares. As a foreign private issuer, we will also exempt from the requirements of Regulation FD (Fair Disclosure), which, generally, are meant to ensure that select groups of investors are not privy to specific information about an issuer before other investors. As a result of such varied reporting obligations, shareholders should not expect to receive the same information at the same time as information provided by U.S. domestic companies.

In addition, as a foreign private issuer, we will have the option to follow certain corporate governance practices of the country in which we are incorporated, rather than those of the United States, except to the extent that such laws would be contrary to U.S. securities laws, provided that we disclose the requirements we are not following and describe the practices we follow instead. We are currently incorporated in Cyprus. As a result, our shareholders may not have the same protections afforded to shareholders of companies that are subject to all domestic U.S. corporate governance requirements.

If securities or industry analysts do not publish research or publish inaccurate or unfavorable research about our business, our share price and trading volume could decline.

The trading market for our Ordinary Shares will depend on the research and reports that securities or industry analysts publish about us or our business. We do not have any control over these analysts. We cannot assure you that analysts will cover us or provide favorable coverage. If one or more of the analysts who cover us downgrade our stock or change their opinion of our Ordinary Shares, our share price would likely decline. If one or more of these analysts cease coverage of our company or fail to regularly publish reports on us, we could lose visibility in the financial markets, which could cause our share price or trading volume to decline.

Insiders have substantial control over us which could delay or prevent a change in corporate control or result in the entrenchment of management or the Board of Directors.

After this Offering, certain of our directors, executive officers and principal shareholders, together with their affiliates and related persons, will beneficially own, in the aggregate, approximately % of our outstanding Ordinary Shares. As a result, these shareholders, if acting together, may have the ability to determine the outcome of matters submitted to our shareholders for approval, including the election and removal of directors and any merger, or sale of all or substantially all of our assets. In addition, these persons, acting together, may have the ability to control the management and affairs of our company. Accordingly, this concentration of ownership may harm the market price of our Ordinary Shares by:

•	delaying, deferring, or preventing a change in control;

•	entrenching our management or the Board of Directors;

•	impeding a merger, takeover, or other business combination involving us; or

•	discouraging a potential acquirer from making a tender offer or otherwise attempting to obtain control of us.

Our controlling shareholders will continue to have significant influence over us after this Offering, and their interests could conflict with yours.

Upon the consummation of the Offering, Samuel, Piero and Sheyla Dyer Coriat, our controlling shareholders, will jointly own approximately % of our outstanding Ordinary Shares (assuming no exercise of the overallotment option). As such, our controlling shareholders have the ability to determine the outcome of substantially all matters submitted for a vote to our shareholders and thus exercise control over our business policies and affairs, including, among others, the following:

•

the composition of our Board of Directors and, consequently, determinations of our board with respect to our business direction and policy, including the appointment and removal of our executive officers;

•	determination with respect to mergers, other business combinations and other transactions, including those that may result in a change of control;

•	whether dividends are paid or other distributions are made and the amount of such dividends or distributions;

•	whether we decide that our subsidiaries pay dividends or make other distributions to us and the amount of such dividends or distributions;

•	sales and dispositions of assets; and

•	the amount of debt financing that we may incur.

Our controlling shareholder may direct us to take actions that could be contrary to your interests and may be able to prevent other shareholders, including you, from blocking these actions or from causing different actions to be taken. We currently pay approximately U.S.$1.5 million to a related party of our controlling shareholder for strategic advisory services. We cannot assure you that our controlling shareholder will act in a manner consistent with your best interests.

Changes to U.S. federal income tax rules and regulations could have material U.S. federal income tax consequences for the Company and the shareholders.

Future legislation, regulations, rulings or other authority with respect to U.S. federal income taxes could affect the U.S. federal income tax treatment of the Company and the shareholders. Prospective investors should consult their tax advisors regarding the potential effect of such changes on the U.S. federal income tax treatment of the Company and their investment in the Company.

We may not be able to obtain timely authorizations for this initial public offering in Uruguay, a jurisdiction in which one of our subsidiaries operates.

Under applicable local regulations, non-Uruguayan owned entities that own agricultural land in Uruguay are required to submit an authorization application to the Uruguayan government requesting approval of any changes in its ownership structure. Our Uruguayan subsidiary, Camposol Uruguay S.R.L., has been unable to submit this application to the Uruguayan authorities due to the closure of the pertinent office within the Ministry of Cattle, Agriculture and Fisheries of Uruguay. The pertinent office has closed as part of a nationwide shutdown aimed at mitigating an increase in deaths, hospitalizations and infections caused by the COVID-19 virus. Camposol Uruguay S.R.L.’s failure to submit and obtain the approval for our initial public offering prior to the settlement of the transaction would constitute a breach of applicable regulations in Uruguay. Camposol Uruguay S.R.L. may be subject to sanctions by the Uruguayan authorities, including being precluded from acquiring or developing new rural lands in Uruguay, and may face delays or additional scrutiny in administrative and regulatory processes with such authorities.

Our capital expenditure program for 2021 includes a U.S.$10.3 million investment in our Uruguayan fields aimed mainly at implementing and improving irrigation equipment and cropping our plants. Any delay or failure in obtaining the appropriate approvals under Uruguayan law may negatively impact the growth strategy of our Uruguayan operations, which may adversely affect our production of tangerines in Uruguay. Our ability to expand and implement our capital expenditure program in Uruguay may also be adversely affected.

Risks Related to Cyprus Law

The rights of our shareholders are governed by Cyprus law and our articles of association, and differ in some important respects from the typical rights of shareholders under U.S. state laws.

Our corporate affairs are governed by our articles of association and by the laws governing companies incorporated in Cyprus. The rights of our shareholders and the responsibilities of members of our Board of Directors under Cyprus law and our articles of association are different than under the laws of some U.S. state laws. For example, by law existing holders of shares in Cypriot public companies are entitled to pre-emptive rights on the issue of new shares in that company (provided such shares are paid in cash and the pre-emption rights have not been disapplied). The pre-emptive rights, however, may be disapplied by our shareholders at a general meeting for a period of five years.

You will not be able to benefit from certain anti-takeover protections.

As we are incorporated in Cyprus, we are subject to Cypriot law. As of the date of this prospectus, Cypriot law does not contain any requirement for a mandatory offer to be made by a person acquiring shares of a Cypriot company even if such an acquisition confers on such person control over us if neither such company’s shares are listed on a regulated market in the European Economic Area unless the acquirer acquires 90% or more of all the shares of a target company or of any class of shares in the target company, or acquires sufficient shares to aggregate, together with those which it already holds (in its own name or that of a nominee or held by its subsidiary) 90% or more of the target’s shares. Our Ordinary Shares are not listed on a European regulated market. Consequently, a prospective bidder acquiring Ordinary Shares may gain control over us in circumstances in which there is no requirement to conduct a mandatory offer under an applicable takeover protection regime. As a result, holders of Ordinary Shares may not be given the opportunity to receive treatment equal to what may be received, in the event of an offer made by a potential bidder with a view to gaining control over us or by certain other holders of Ordinary Shares. As a result, a bid for, or creeping acquisition of control over, us is currently not regulated by Cyprus law except in the limited circumstances outlined above.

You may not be able to exercise your pre-emptive rights in relation to future issuances of Ordinary Shares.

To raise funding in the future, we may issue additional Ordinary Shares, including in the form of Ordinary Shares. Generally, existing holders of shares in Cypriot public companies are entitled by law to pre-emptive rights on the issue of new shares in that company (provided that such shares are paid in cash and the pre-emption rights have not been disapplied). You may not be able to exercise pre-emptive rights for Ordinary Shares where there is an issue of a shares for a non-cash consideration or where pre-emption rights are disapplied. In the United States, we may be required to file a registration statement under the Securities Act to implement pre-emptive rights. We can give no assurance that an exemption from the registration requirements of the Securities Act would be available to enable U.S. holders of Ordinary Shares to exercise such pre-emptive rights and, if such exemption is available, we may not take the steps necessary to enable U.S. holders of Ordinary Shares to rely on it. Accordingly, you may not be able to exercise your pre-emptive rights on future issuances of Ordinary Shares, and, as a result, your percentage ownership interest in us would be reduced. Furthermore, rights offerings are difficult to implement effectively under the current U.S. securities laws and our ability to raise capital in the future may be compromised if we need to do so via a rights offering in the United States.

We may be deemed to be a tax resident outside of Cyprus.

According to the provisions of the Cyprus Income Tax Law, a company is considered to be a resident of Cyprus for tax purposes if its management and control are exercised in Cyprus. The concept of “management and control” is not defined in the Cypriot tax legislation. However, certain criteria generally considered as having to be taken into account in order to determine whether a company will be considered as being a tax resident of Cyprus: (i) whether the company is incorporated in Cyprus and is a tax resident only in Cyprus; (ii) whether the Board of Directors has a decision making power that is exercised in Cyprus in respect of key management, strategic and commercial decisions necessary for the company’s operations and general policies and, specifically, whether the majority of the Board of Directors meetings take place in Cyprus and, also, whether the majority of the Board of Directors are tax residents of Cyprus; (iii) whether the shareholders’ meetings take place in Cyprus; (iv) whether the company has issued general powers of attorney delegating the board’s power to exercise control and make decisions; (v) whether the corporate filings and reporting functions are performed by representatives located in Cyprus; (vi) whether the agreements relating to the company’s business or assets are executed or signed in Cyprus. Where, as with our Company, the majority of the Board of Directors is comprised of tax residents of Peru, there may be increased risk that the Company is not managed and controlled in Cyprus and, therefore, not a tax resident in Cyprus. If we are deemed not to be a tax resident in Cyprus, we may not be subject to the Cypriot tax regime other than in respect of Cyprus sourced income and we may be subject to the tax regime of the country in which we are deemed to be a tax resident. Further, we would not be eligible for benefits under the tax treaties entered into between Cyprus and other countries. Where the majority of our Board of

Directors comprises tax residents or citizens of Peru, this may pose a risk that we, even if we are managed and controlled in Cyprus and therefore a tax resident in Cyprus, may be deemed to have a permanent establishment in Peru or elsewhere. Such a permanent establishment could be subject to taxation of the jurisdiction of the permanent establishment on the profits allocable to the permanent establishment. If we are tax resident in a jurisdiction outside of Cyprus or are deemed to have a permanent establishment in Peru or elsewhere, our tax burden may increase significantly, which, in turn, may materially adversely affect our business, financial condition and results of operations.

We may be subject to defense tax in Cyprus.

Cypriot companies must pay a Special Contribution for the Defense Fund of the Republic of Cyprus, or the defense tax, at a rate of 17% on deemed dividend distributions to the extent that their ultimate beneficial owners are Cypriot tax residents. A Cypriot company that does not distribute at least 70% of its after-tax profits within two years from the end of the year in which the profits arose, is deemed to have distributed this amount as a dividend two years after that year end. The amount of this deemed dividend distribution, subject to the defense tax, is reduced by any actual dividend paid out of the profits of the relevant year at any time up to the date of the deemed distribution and the resulting balance of profits will be subject to the defense tax to the extent of the appropriation of shares held in the company at that time by Cyprus tax residents. The profits to be taken into account in determining the deemed dividend do not include fair value adjustments to any movable or immovable property.

The defense tax payable as a result of a deemed dividend distribution is paid in the first instance by the Company which may recover such payment from its Cypriot shareholders by deducting the amount from an actual dividend paid to such shareholders from the relevant profits. To the extent that we are unable to recover this amount due to a change in shareholders or no actual dividend is ever paid out of the relevant profits, we will suffer the cost of this defense tax. Imposition of this tax could have a material adverse effect on our business, financial condition and operating results if we are unable to recover the tax from shareholders as described above. In September 2011, the Commissioner of the Inland Revenue Department of Cyprus issued Circular 2011/10, which exempted from the defense tax any profits of a company that is tax resident in Cyprus imputed indirectly to shareholders that are themselves tax residents in Cyprus to the extent that these profits are indirectly apportioned to shareholders who are ultimately not Cyprus tax residents. This, however, might change and negatively affect our operations.

Our interest expenses may not be deductible.

In May 2012, the House of Representatives of Cyprus enacted laws, effective as of January 1, 2012, which provide that if a Cyprus parent company incurs an interest expense on the acquisition of shares of a company that is a wholly-owned subsidiary (whether directly or indirectly and irrespective of whether the subsidiary is a Cyprus or foreign company), the interest expense will now be deductible for tax purposes by the parent company. This deduction will only be available provided the subsidiary owns assets that are used in its business and the amount of interest deducted is limited and proportionate to the amount and value of assets used in the business. If we are unable to deduct our interest expenses for tax purposes, our results of operations and financial conditions may be materially adversely affected.

EXCHANGE RATES

Peruvian Sol/U.S. Dollar

There have been no exchange controls in Peru since 1991, and since that time foreign exchange transactions have been based on free market exchange rates. However, during the previous two decades the Peruvian currency had experienced a significant number of large appreciations and depreciations. Therefore, the Peruvian Central Bank is used to intervene to stabilize the currency, generating a managed float. Investors are allowed to purchase foreign currency at free market exchange rates through any authorized institution of the Peruvian banking system.

The following table shows, for the periods indicated, certain information regarding the exchange rates for U.S. dollars expressed in nominal soles per U.S. dollar. The Federal Reserve Bank of New York does not report a noon buying rate for soles.

	Low(1)	High(1)	Period Average(2)	Period End
Year:
2017	3.231	3.392	3.261	3.241
2018	3.208	3.386	3.288	3.379
2019	3.285	3.405	3.339	3.317
2020	3.305	3.662	3.498	3.624
2021 (through April 28)	3.599	3.841	3.675	3.810

(1)	Exchange rates are actual high/low, on a day-by-day basis, for each period.
(2)	Calculated as the average of daily exchange rates over the relevant period.

Source: Peruvian Superintendencia de Banca, Seguros y AFP.

Euro/U.S. dollar

A material portion of our sales are made to customers in Europe, with such sales being made in Euros. Because our functional currency is the U.S. dollar, our financial results are affected by the exchange rate between the Euro and the U.S. dollar. The table below shows, for the periods indicated, certain information regarding the exchange rates for U.S. dollars expressed in U.S. dollars per Euro.

	Low(1)	High(1)	Period Average(2)	Period End
Year:
2017	1.042	1.204	1.130	1.202
2018	1.148	1.287	1.215	1.228
2019 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . ..	1.101	1.21	1.149	1.169
2020	1.083	1.354	1.176	1.354
2021 (through April 28)	1.180	1.306	1.240	1.270

(1)	Exchange rates are actual high/low, on a day-by-day basis, for each period.
(2)	Calculated as the average of daily exchange rates over the relevant period.

Source:	Peruvian Superintendencia de Banca, Seguros y AFP.

USE OF PROCEEDS

We estimate that the net proceeds from this Offering will be approximately U.S.$    million, based upon an assumed initial public offering price of U.S.$                 per ordinary share, the midpoint of the estimated price range set forth on the cover page of this prospectus, after deducting underwriting discounts and commissions and estimated offering expenses payable by us. If the underwriters exercise their over-allotment option from us in full, we estimate that the net proceeds will be approximately U.S.$                 million after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

We will use approximately U.S.$52.1 million from the proceeds of the primary portion of the Offering to fund our capital expenditures for the year 2021 as set forth below:

•

U.S.$24.4 million for our operations in Peru, mainly to the modernization of our processing plants (U.S.$4.6 million), R&D (U.S.$4.1 million) and technology and information internal services (U.S.$2.3 million);

•	U.S.$13.1 million for our operations in Colombia, mainly to the cropping of our plants (U.S.$10.2 million) and the construction of access points to our lands (U.S.$2.9 million);

•	U.S.$10.3 million for our operations in Uruguay, mainly to the implementation of irrigation equipment (U.S.$3.8 million) and to the cropping of our plants (U.S.$3.2 million); and

•	U.S.$4.3 million for other countries, mainly in Mexico (U.S.$2.7 million) and Chile (U.S.$1.1 million).

Furthermore, we will use approximately U.S.$7.9 million from the proceeds of the primary portion of the Offering to develop new packing facilities in Colombia, as part of our capital expenditures for the year 2022.

Additionally, we will use approximately U.S.$40.0 million from the proceeds of the primary portion of the Offering to prepay our existing short-term debt as described below:

Financial Institution	Interest	Outstanding Amount at March 31, 2021		Maturity Date
Banco Internacional del Perú - Interbank	0.93%	U.S.$	10,000,000	August 14, 2021
Banco BBVA Peru	1.25%	U.S.$	10,000,000	July 15, 2021
Banco BBVA Peru	1.25%	U.S.$	10,000,000	July 15, 2021
Scotiabank Perú	1.30%	U.S.$	10,000,000	August 6, 2021

Total:		U.S.$	40,000,000

Scotiabank Perú S.A.A., an affiliate of Scotia Capital (USA) Inc., will receive proceeds from this Offering through the repayment U.S.$20 million of such short tem debt. Therefore, Scotia Capital (USA) Inc. is deemed to have a conflict of interest within the meaning of Rule 5121 of the Financial Industry Regulatory Authority, Inc. (“Rule 5121”). See “Underwriting (Conflict of Interest)—Conflicts of Interest.” We will not receive any proceeds from the sale of the Ordinary Shares by the Selling Shareholders.

A U.S.$1.00 increase or decrease in the assumed initial public offering price of U.S.$    per ordinary share, the midpoint of the estimated price range set forth on the cover page of this prospectus, would increase or decrease the net proceeds to us from this Offering by approximately U.S.$    million, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the underwriting discounts and commissions and estimated offering expenses payable by us. An     % increase or decrease in the number of Ordinary Shares offered by us would increase or decrease the net proceeds to us from this Offering by approximately U.S.$    million, assuming the assumed initial public offering price remains the same and after deducting the underwriting discounts and commissions and estimated offering expenses payable by us.

DIVIDEND POLICY

We may only pay out dividends of the profits as shown in our adopted annual IFRS accounts. Under Cyprus law, we are not allowed to make distributions if the distribution would reduce our net assets below the total sum of the issued share capital and the reserves which we must maintain under Cyprus law and our Amended and Restated Articles of Association.

On December 2019, the Company made a distribution to its shareholders for an aggregated amount of U.S.$10.0 million. On March 9, 2021, the Company held a board meeting to formalize an additional distribution of dividends for U.S.$10.0 million that were paid in 2019 and to authorize the distribution as dividends of an additional U.S.$0.5 million. On March 30, 2021, the board of directors of the Company held a board meeting to revoke and cancel the distribution as dividends of such additional U.S.$0.5 million.

We did not declare or pay dividend distributions to our shareholders for fiscal year 2020.

Our Board of Directors has adopted a policy of paying up to 50% of our net profit as dividends distribution on a yearly basis. Any future determination regarding the declaration and payment of dividends, if any, will be at the discretion of our shareholders at a general meeting and will depend on a range of factors, including the availability of distributable profits, our liquidity and financial position, restrictions imposed by our financing arrangements, tax considerations, planned acquisitions and other relevant factors.

As a holding company, the level of our income and our ability to pay dividends depend primarily upon the receipt of dividends and other distributions from our subsidiaries. The payment of dividends by our subsidiaries is contingent upon the sufficiency of their earnings, cash flows, regulatory capital requirements and distributable profits.

Our ability to distribute dividends and the amount of such dividends is subject to certain restrictions and limitations under our current indebtedness. Pursuant to the terms of Camposol’s 6.000% Senior Notes Due 2027 (“Camposol’s Senior Notes”) we may not make any type of distribution on our capital stock if at the time of, and after giving effect to, such distribution:

a)	a default has occurred and is continuing or would occur as a result of such dividends distribution,

b)

Camposol Holding PLC could not incur at least in U.S.$1.00 of indebtedness (which is permitted if Camposol Holding PLC’s Consolidated Net Indebtedness/Consolidated EBITDA Ratio is less than 3.50 to 1.0 after giving effect on a pro forma basis to such indebtedness and the receipt and application of proceeds), or

c)

such dividends distribution, together with the aggregate amount of all payments that qualify as restricted payments declared or made by us and our restricted subsidiaries after the issue date, (excluding payments permitted by literals (b) and (c) below) will exceed the sum of:

a.

50% of the aggregate amount of Camposol Holding PLC’s Consolidated Net Income (or, if the Consolidated Net Income is a loss, minus 100% of the amount of such loss) accrued on a cumulative basis during the period (taken as one accounting period) beginning on the first day of the fiscal quarter immediately preceding the issue date and ending on the last day of our most recently ended fiscal quarter for which our consolidated financial statements are available and have been provided to the Indenture trustee at the time of such dividend distribution, plus

b.

100% of the aggregate net cash proceeds received by us, Camposol or any restricted subsidiary after the issue date as a capital contribution to its common equity by, or from the issuance and sale of its capital stock (other than disqualified stock) to, a person who is not our subsidiary, Camposol, or any restricted subsidiary, including any such net cash proceeds received upon (x) the conversion of any of our indebtedness (other than subordinated indebtedness) into our capital stock (other than disqualified stock), Camposol’s capital stock or the capital stock of any restricted subsidiary, or (y) the exercise by a person who is not our subsidiary of any options, warrants or other rights to acquire our capital stock (other than disqualified stock), in each case after deducting the amount of any such net cash proceeds used to redeem, repurchase, defease or otherwise acquire or retire for value any of our subordinated indebtedness or capital stock, Camposol’s or the ones of any restricted subsidiary, plus

c.

an amount equal to the net reduction in investments (other than reductions in permitted investments) that were made after the issue date in any person resulting from (a) repurchases or redemptions of such investments by such person, proceeds realized upon the sale or other disposition and such investments, releases of guarantees, payments of interest on indebtedness, dividends or repayments of loans or advances by such person, in each case to us or any restricted subsidiary (except, in each case, to the extent any such payment or proceeds are included in the calculation of consolidated net income), or (b) from redesignations of unrestricted subsidiaries as restricted subsidiaries, not to exceed, in each case, the amount of investments made by us or a restricted subsidiary after the issue date in any such person; plus

d.

the amount by which indebtedness is reduced on our consolidated balance sheet upon the conversion or exchange subsequent to the issue date of any of our indebtedness, Camposol’s or the ones of any restricted subsidiary for capital stock (other than disqualified stock); plus

e.	U.S.$30.0 million.

Additionally, under the U.S.$20 million Mid-Term Loan entered into by Camposol and Banco BBVA Perú (“BBVA”) dated November 12, 2019 (the “BBVA Loan”), Camposol may not distribute dividends to us without the express written consent of BBVA, not to be unreasonably withheld or delayed, during the period ending on November 12, 2021 or otherwise when an event of default under such facility has occurred and is continuing. This restriction is not applicable to the mandatory distribution of dividends under Peruvian law in an amount equal to 50% of distributable profits per year, after deducting the legal reserve, if at least 20% of the voting share request it, provided that such distribution is only in favor of shareholders that are not part of the economic group of Camposol.

The restriction in Camposol’s ability to distribute dividends to us may restrict our ability to distribute dividends.

Based on our operating results and financial condition for fiscal year 2020, we would have been eligible to declare dividends to our shareholders under Camposol’s Senior Notes and the BBVA Loan in 2020.

To the extent that we declare and pay dividends, holders of Ordinary Shares on the relevant record date will be entitled to receive dividends payable in respect of Ordinary Shares.

CAPITALIZATION

The following table indicates our capitalization at December 31, 2020:

•	on an actual basis; and

•

on an adjusted basis to give effect to our issuance and sale of Ordinary Shares in this Offering at an assumed initial public offering price of U.S.$            per share, the midpoint of the estimated price range set forth on the cover page of this prospectus, after deducting underwriting discounts and commissions and estimated offering expenses payable by us and excluding the Ordinary Shares that may be purchased by the over-allotment option.

The adjusted information below is illustrative only, and our consolidated capitalization following the completion of this Offering will be adjusted based on the actual initial public offering price and other terms of our initial public offering determined at pricing. You should read this table together with “Selected Consolidated Financial and Other Data”, “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and our audited consolidated financial statements and related notes included elsewhere in this prospectus.

	Actual, as of December 31, 2020	Adjusted, as of December 31, 2020
	(In thousands of U.S. dollars)
Long-term debt(1)	354,615
Current portion of long term debt	7,368
Bank loans(2)	57,922

Total debt(3)	419,905
Shareholders’ equity:
Ordinary Shares(4)	10,000
Revaluation surplus	172,614
Retained earnings	224,191
Non-controlling interest	175

Total shareholders’ equity	406,980

Total capitalization	826,885

(1)	Includes U.S.$350,000,000 of Camposol’s 6.000% Senior Notes due 2027. See Note 20 to our audited consolidated financial statements included elsewhere in this prospectus.
(2)

Bank loans are promissory notes with maturities of up to 90 days, which were obtained for working capital purposes. See Note 25 to our audited consolidated financial statements included elsewhere in the prospectus.

(3)	U.S.$11 million of our total debt is secured and U.S.$409 million is unsecured.
(4)	Consists of (i) Ordinary Shares with a nominal value of per share, and (ii) Ordinary Shares, as adjusted for this Offering, with a nominal value of per share.

DILUTION

If you invest in the Ordinary Shares, your interest will be diluted to the extent of the difference between the initial public offering price per Ordinary Share and our net tangible book value per Ordinary Share after this Offering. Dilution results from the fact that the initial public offering price per ordinary share underlying our Ordinary Shares is substantially in excess of the net tangible book value per ordinary share. Our net tangible book value as of December 31, 2020 was approximately U.S.$        million, or U.S.$             per ordinary share         . Net tangible book value per ordinary share represents the amount of total assets, excluding intangible assets and goodwill, minus the amount of total liabilities, divided by the total number of Ordinary Shares outstanding at the end of the period.

Without taking into account any other changes in such net tangible book value after December 31, 2020, other than to give effect to our issuance and sale of Ordinary Shares in this Offering, based upon an assumed initial public offering price of U.S.$             per Ordinary Share, which is the midpoint of the range set forth on the cover page of this prospectus, and after deduction of underwriting discounts and commissions and estimated offering expenses payable by us, as adjusted net tangible book value as of December 31, 2020 would have been U.S.$              per outstanding ordinary share, or U.S.$             per ordinary share. This represents an immediate increase (decrease) in net tangible book value of U.S.$            or % per ordinary share to our existing shareholders and an immediate dilution in net tangible book value of U.S.$            or % per ordinary share to new investors of Ordinary Shares in this Offering. Dilution is determined by subtracting net tangible book value per ordinary share immediately upon the completion of this Offering from the assumed initial public offering price per ordinary share.

We and the Selling Shareholders have granted an option to the underwriters, exercisable for 30 days after the date of this prospectus, to purchase up to additional Ordinary Shares at the public offering price, less the underwriting discount. If the underwriters exercise this option, each will be obligated, subject to conditions contained in the underwriting agreement, to purchase a number of additional Ordinary Shares proportionate to that underwriter’s initial amount reflected in the above table.

The following table illustrates such dilution, assuming either no exercise or full exercise of the underwriters’ over-allotment option:

	No Exercise	Full Exercise
	U.S.$	U.S.$
Assumed initial public offering price per ordinary share
Net tangible book value per ordinary share as of December 31, 2020
Amount of dilution in net tangible book value per ordinary share to new investors in the offering
Amount of dilution in net tangible book value per Ordinary Shares to new investors in the Offering

A U.S.$1.00 change in the assumed initial public offering price of U.S.$            per ordinary share would, in the case of an increase, and, in the case of a decrease, our the dilution per ordinary share and per shares to new investors in this Offering by U.S.$             per ordinary share and U.S.$             per Ordinary Shares, assuming no change to the number of Ordinary Shares offered by the Selling Shareholders as set forth on the cover page of this prospectus, and after deducting underwriting discounts and commissions and estimated offering expenses. Our net tangible book value following the completion of this Offering is subject to adjustment based on the actual initial public offering price of our Ordinary Shares.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL

CONDITION AND RESULTS OF OPERATIONS

You should read the following operating and financial review together with our audited consolidated financial statements and related notes included elsewhere in this prospectus. Certain statements in this section are “forward-looking statements” and are subject to risks and uncertainties, which may cause actual results to differ materially from those expressed or implied by such forward-looking statements. Please see “Cautionary Note Regarding Forward-Looking Statements” and “Risk Factors” for more information.

The following discussion and analysis should be read together with our audited consolidated financial information.

Overview

We are among the largest suppliers of fresh and healthy food products in Latin America in terms of revenue. Our operations are vertically integrated, thus we have control over our entire value chain: fields, packing facilities, sales and distribution channels. Our 20-year track record of success introducing and scaling new products in the demanding European, United States and Chinese markets, mainly through world-class retailers (such as Costco, Walmart, OGL, ALDI, Edeka, Sam’s Club, Publix, Kaufland, Alibaba, JD.com, Tesco and Lidl, among others), is sustained by our recognized value proposition: high consistency, superior quality and full traceability. Moreover, our sustainable production practices foster socially-responsible and environmentally- friendly practices. Our main products are fresh blueberries, avocados and other crops, which include tangerines, mangoes and grapes. Our value proposition is mainly supported by our ability to provide consistency, quality and full traceability to our clients, mainly through our international commercial arm.

Our Business

Our three reported segments are composed of two segments, blueberries and avocados, which are our most relevant products, and a third segment grouped as “Other” which mainly includes tangerines, mangoes and grapes. These business units are supported by our international commercial platform, with commercial and distribution offices in the United States, the Netherlands, China and Switzerland, and a Costa Rican branch of our Swiss commercial office.

The following table shows revenue by segment excluding unallocated revenue not reviewed separately by the chief operating decision maker:

	For the year ended December 31, 2020		For the year ended December 31, 2019
	Revenue (in thousands of U.S.$)	% of Total	Revenue (in thousands of U.S.$)	% of Total
Blueberries	174,355	51.0%	200,484	61.7%
Avocados	75,027	22.0%	73,154	22.5%
Other(1)	92,359	27.0%	51,383	15.8%

Total	341,741	100.0%	325,021	100.0%

(1)	Includes tangerines, mangoes, grapes and other products.

The following table is a reconciliation of the revenue from operations of our reportable segments with the consolidated total revenue from our operations:

	2020	2019
	(in thousands of U.S. dollars)
Total revenue of reportable segments	341,741	325,021
Unallocated(1) revenue	1,504	1,617

Consolidated revenue from operations	343,245	326,638

(1)	Unallocated items correspond to minor activities not reported to the chief operating decision maker, such as packaging and other minor services provided by the Company.

Fresh Produce

We produce fresh fruits under the Camposol brand, mainly blueberries and avocados, along with other products such as tangerines, mangoes and grapes. Most of our sales come from our own fields thus making us the largest independent producer of blueberries in Peru as measured by the 25,590 MT sold in 2020 and 29,778 MT sold in 2019. According to the Peruvian Exporters Association (Asociación de Exportadores or “ADEX”), we are in the top 5 of the largest Peruvian exporters of Hass avocados, having sold 31,890 MT in 2020 and 24,528 MT in 2019. In specific instances, we have sourced avocados and mangoes from third parties to diversify our offering.

We believe the strategic locations of our fields translates into more favorable prices, because we are able to produce year-round and therefore supply fruits when supplies are low and prices are high in North America, Europe and China. We also believe the location of our fields makes us less susceptible to extreme weather, due to a greenhouse effect from Humboldt Current and our proximity to the Andean mountains. Consequently, our fields experience a moderate dry climate and stable temperatures throughout the year. Additionally, the proximity of our fields to the Equator results in longer daylight hours, which also positively affects productivity. All these climate benefits and the fact that the majority of our fields are in a high yield stage provide us with more clarity on our future production volumes. Since 2017, we have purchased lands in Colombia and Uruguay to increase our windows of production and the presence in our sales markets throughout the year.

We have fully integrated our value chain, all the way from farming to commercialization and logistics, which allows us to consistently provide high-quality products that are fully traceable to top retailers and wholesalers in our markets. As of December 31, 2020, we had over 10,040 gross planted hectares of land (9,918 hectares for current products and 122 hectares undergoing R&D), which at least 7,016 HAs are located in Peru, 2,125 HAs are located in Colombia, 749 HAs are located in Uruguay and 150 HAs are located in Chile.

In addition to our planted hectares, we own and operate a 35,416 square meter production facility in close proximity to our fields, which includes two fresh-packing facilities, two freezing facilities and a laboratory for molecular and microbial biotechnology research. We operate through commercial and distribution offices in the United States, the Netherlands, China and Switzerland, and a Costa Rican branch of our Swiss commercial office.

We rely on our strong R&D capabilities. Over time, R&D has identified, tested and developed each new product in our portfolio, including our blueberry, avocado, tangerine and cherry products. The R&D process starts with testing adaptability to our field conditions and ends with reaching high-scale production. We also focus on biological pest control to minimize the use of pesticides, which we believe makes our products healthier and more appealing for health-conscious customers than other pesticide-heavy alternatives.

Marketing

Our commercial team maintains relationships with retailers and supermarkets worldwide and provides them with the consistency in supply and the quality that they require. We focus on major retailers in the United States and in Europe, including Costco, Walmart, OGL, ALDI, Edeka, Sam’s Club, Publix and Kaufland, Tesco and Lidl, among others. Our customers demand high standards, which we have been able to meet. For example, during 2020 and 2019 we successfully underwent 67 and 80 audits, respectively, from different retailers and certified companies. In 2019, we were recognized with the 2018 Risk Taker Award by Walmart for “going above and beyond to meet customer needs”, and in 2017 we were recognized with the 2016 Supplier of the Year Award in the Produce Category by Walmart.

Through the continued development of our commercial and distribution offices, we are focused on developing and pursuing direct commercial relationships with retailers and supermarkets because we obtain higher margins when we sell directly to retailers or supermarkets. In the case of blueberries, in 2020, our margin for sales to retailers was U.S.$3.79 per kilo, compared to a margin of U.S.$1.89 per kilo for sales in other channels. In the case of avocados, in 2020, our margin for sales to retailers was U.S.$ 1.23 per kilo, compared to a margin of U.S.$0.58 per kilo for sales in other channels. In terms of direct sales to retailers, we increased our direct sales to retailers of fresh blueberries from 50% in 2019 to 72% in 2020 and our direct sales to retailers of fresh avocados from 53% in 2019 to 54% in 2020. These measures allowed us also to maintain more stable volumes of sales and caused us to reduce our participation in the spot and wholesale markets which involves offering dynamic pricing where we obtain lower margins. Further, our direct sales to retailers make more efficient and generate lower risks to our collections process and increase the exposure of our brands with end-consumers generating an improvement in our brand awareness in the long term which, boost our commercial leverage.

In 2020, we opened a commercial office in Switzerland where our team in charge of designing and implementing our commercial strategy and providing business intelligence solutions is located.

Moreover, we are focusing on boosting our brand recognition among consumers; an initial effort to achieve this is our “The Berry that Cares” branding campaign launched in 2017, and the campaign “Camposol cares from farm to family” launched in 2018. With this campaign we aim to express our value proposition to our end consumer and highlight our focus on millennials and health and environmentally-conscious consumers. The campaign’s objective is to emphasize four key elements present during our production cycle: our consumers, our field laborers, our community and our environmental impact.

We export our diverse range of products to countries throughout the world. Each product is targeted to a specific export market based on customer demand. Overall, we exported to over 40 countries in 2020 and sold directly to five of the world’s top 10 food retailers as determined by the National Federation of Retailers based on the top 100 ranking of retailers by sales in 2019. The main countries that we export to are the United States, Germany, Canada, the United Kingdom and France, which collectively represented 85% of revenues in 2020. Further, sales to Asia commenced in 2009 and in 2020, Asia accounted for approximately 6% of revenues. We opened our commercial office in Shanghai in August 2017.

Principal factors affecting our results of operations and financial condition

The primary factors affecting our results of operations include:

The maturity of our crops and resulting yields. The productive curve of a plant, determined as volume of harvested product per hectare (MT/Ha) in a year, depends on the plant’s age. This curve starts low and increases as plants reach peak years, during which period the curve remains flat before declining during old age. The productive curve varies by crop. The average lifespan is 10 years for blueberry plants and 20 years for avocado trees. As a result, our production increases as new investments approach their period of maximum yields and decreases when they pass that point. Because the cost of maintaining a plant remains fairly stable during its lifetime, costs per unit decrease sharply as yields increase.

In Peru, avocado plants typically take three years to grow and begin production, and another three years to mature and achieve peak stable yields. By December 31, 2020, 54% of our avocado plants entered their fully-productive stage. However, avocado trees have a tendency to adopt an alternate bearing cycle that results in a large crop of small avocados in one year followed by small crop of large avocados the next year, and such is the case with our avocado trees.

Internal studies, undertaken by our agricultural operations management and by our Fresh Produce business unit, indicate that blueberry plants take 1.5 years to grow and begin production and two years to mature and achieve normalized yields. By December 31, 2020, 94% of our blueberry plants entered their fully-productive stage. However, our practices include replanting with genetically improved trees and bushes as well as continuously testing new species to substitute maturing crops, as the case may be, to increase yields. The price of blueberries fell in 2019 for several reasons, including the fact that the blueberry market was saturated and the quality of our products was not the same level as that in previous years.

The phases of maturity for the segment by year are as follows (in hectares):

	For the year ended December 31, 2020				For the year ended December 31, 2019
Segment	Unproductive	Medium Yield	High Yield	Total	Unproductive	Medium Yield	High Yield	Total
Blueberries	96	55	2,501	2,652	407	1	2,151	2,559
Avocados	1,938	295	2,583	4,816	1,554	210	2,646	4,410
Other(1)	774	1,050	626	2,450	833	593	530	1,956

Total	2,808	1,400	5,710	9,918	2,794	804	5,327	8,925

(1)	Includes tangerines, mangoes, grapes and other products.

The effects of supply and demand on the prices of our products. Our results of operations depend substantially on the market prices of the products we sell. Our main export competitors are primarily based outside of Peru. For example, we compete with Californian and Mexican exporters in the fresh avocado market in the United States and South African exporters in the European market. Due to the global nature of our business, any event that has a positive or negative effect on production levels in a competitor’s home country may have the opposite effect on our sales and profitability. For example, adverse climatic conditions in South Africa would reduce the number of fresh avocados available for Europe and increase the price at which we sell our fruit in this market, or vice versa. Hence, in 2015 we decided to work directly with retailers to achieve more stable export prices as well as to better understand consumers and thus adapt our value proposition to new trends. Working with retailers leads to stable export prices by establishing commercial programs and reducing exposure to spot market prices. Today, more than half of our sales are directly to retailers.

The percentages of total sales from our channels are as follows:

	For the year ended December 31,
	2020	2019
Direct to Retail	54%	41%
Others	46%	59%

Free trade agreements, the lifting of import barriers and access to our principal export markets. We derive revenues from the export of our products to several countries around the world. Our results have benefited significantly in recent years from the execution by Peru of free trade agreements with the United States, the European Union and China. Furthermore, China granted phytosanitary clearance to Peruvian Hass avocados, which allowed Peruvian exports to enter the country beginning in 2016. Even though China is currently a small market for avocados—mainly imported from Mexico—it has shown significant growth from 2015 to 2019, according to Trademap.

The imports of avocado into China are as follows:

	2015	2016	2017	2018	2019
Total	15,989	25,128	32,137	43,859	32,564
Peru	144	3,568	6,667	16,850	12,922
Chile	2,263	11,565	16,707	11,892	10,511
Mexico	13,582	9,996	8,754	14,963	8,881
New Zealand	—	—	—	154	250

Source: Trademap

Moreover, avocados are becoming a common product on restaurant menus and at juice bars in China. Thus, per-capita consumption of avocados in China may grow in future years, which would turn China into an important third market for Peruvian exports, along with the United States and Europe. To be in a position to take advantage of this potential opportunity, we opened a new commercial office in Shanghai in August 2017.

Continue to integrate and systematize our value chain

Over the last two years we have been working heavily across our value chain looking to generate improvements and efficiencies that will help us in various fronts, such as to (i) sustain margins at current levels by reducing our dependence on manual labor, (ii) better manage sourcing and distribution throughout our diverse geographical footprint, and (iii) transform our product traceability process into a key competitive advantage, which will be key when deploying our third party sourcing business.

In order to promote this, we have launched a digital transformation initiative focused on the systematization and integration of our core operational processes. The process begins with estimates on future crop volumes by using statistical models along with artificial intelligence, precision automatization of irrigation and nutrition for crops, top of the line quality starting at the fields to the final destination. Further, this will also include top of the line personnel transportation, labor and productivity management. We estimate that full first round implementation of this initiative will take two to three years.

Seasonality. Agriculture is inherently seasonal in nature. Each of our products is subject to its own pattern of growth, planting and harvesting cycles. For example, in Peru, avocados are typically harvested in April through July and blueberries are typically harvested in the specific commercial windows that take place during the months of June to March. In Colombia, avocados are typically harvested in September through May. We maintain a strategically-diversified mix of export products that are characterized by varying harvest seasons, largely to mitigate risks associated with seasonality. In this respect, in 2020, 18.5% of our revenues were generated during the first quarter, 9.7% during the second quarter, 31.0% during the third quarter and 40.8% during the fourth quarter. In future years, as our products reach peak yields, we expect that the seasonality of our revenues will decrease.

Revenue by segment from our operations by quarter for the years ended December 31, 2020 and 2019, are as follows (in thousands of U.S. dollars or in percentages where indicated) (excluding unallocated revenue):

	Q1		Q2		Q3		Q4		Total		Participation
	2020	2019	2020	2019	2020	2019	2020	2019	2020	2019	2020	2019
Blueberries	28,963	38,131	1,820	3,989	38,279	50,189	105,293	108,175	174,355	200,484	51.0%	61.7%
Avocados	824	1,485	16,087	21,674	51,248	47,409	6,868	2,586	75,027	73,154	22.0%	22.5%
Other(1)	33,518	16,384	15,375	9,136	16,448	10,535	27,018	15,328	92,359	51,383	27.0%	15.8%

Total	63,305	56,000	33,282	34,799	105,975	108,133	139,179	126,089	341,741	325,021	100%	100%

(1)	Includes tangerines, mangoes, grapes and other products.

The following table is a reconciliation of the revenue from operations of our reportable segments with the consolidated total revenue from our operations:

	2020	2019
	(in thousands of U.S. dollars)
Total revenue of reportable segments	341,741	325,021
Unallocated(1) revenue	1,504	1,617

Consolidated revenue from operations	343,245	326,638

(1)	Unallocated items correspond to minor activities not reported to the chief operating decision maker, such as packaging and other minor services provided by the Company.

Economic situation globally, and in particular in our main export markets. Our business and results of operations are directly affected by developments in the global economy. Europe and the United States have been our primary export markets, while the Chinese market, with the recent opening of China to blueberries and avocados, will be an interesting alternative destination for our products. The portion of our total exports directed to the Americas (primarily the United States) and Europe has been balanced. Our total sales to Europe in 2020 and 2019 represented 32.8% and 35.4% of our total sales, respectively. Sales to North America represented 58.4% and 53.0% of our total sales during 2020 and 2019, respectively (particularly, the United States represented 51.8% and 47.6% of our total sales during 2020 and 2019, respectively). During 2020 and 2019, our sales to Asia represented 6.0% and 9.4% of our total sales, while our sales to other countries represented 2.9% and 2.2% during 2020 and 2019, respectively. Customer demand in these countries is directly tied to the prevailing economic situation. For us, it is important to have the flexibility to sell to and have the flexibility to switch between these markets, depending on the current market opportunity in each, to obtain better results.

Exchange rates between the U.S. dollar and the Peruvian sol, and the U.S. dollar and the Euro. Notwithstanding that a significant amount of our assets are located in Peru, our functional currency is the U.S. dollar, primarily as a result of our export driven business and because our primary revenues and costs are denominated in U.S. dollars. We buy and sell our products and services and obtain funding for our working-capital and investments mainly in U.S. dollars. In 2020, 41% of our production costs were related to labor, which are incurred in soles. As a result, our financial results are affected by exchange rate fluctuations between the U.S. dollar and the sol; the appreciation of the U.S. dollar against the sol benefits our financial results, while the depreciation of the U.S. dollar against the sol has a negative impact on our financial results. Furthermore, a material portion of our sales are made to customers in Europe, in Euros, so our financial results are also affected by the U.S. dollar/Euro exchange rate. See “Exchange Rates.”

Climate-related risk. Even though our operations in Peru are located in a region characterized by stable climatic conditions, high fluctuations, if any, may affect both the yields and the quality of our products. During the first quarter of 2017, Northern Peru was affected by a weather phenomenon called “El Niño Costero,” caused by a sudden and abnormal warming of Pacific waters off the coast of Peru and resulting in widespread flooding. Our own operations in the region and our revenues were not materially affected, notwithstanding the damage to the region’s logistical infrastructure, such as roads and bridges, in part because the main impact was in the month of March, at which time our blueberry and mango production was almost finished. Mangoes are harvested from December to March and blueberries, which can be harvested year-round, are primarily harvested from September to December and secondarily from January to March. In Colombia, there is no record of El Niño having a substantial negative impact in the region where we operate. However, La Niña’s lower temperatures could affect production yields. In El Salto, Uruguay, given its latitude, La Niña could bring hail that may damage the crops. In both Northern Peru and El Salto, Uruguay, we have studied the lands and their environment, and are investigating ways to mitigate these risks (i.e., planting at different altitudes or close to bodies of water). In Mexico, our lands are located in Los Mochis, an area that in its higher ranges reaches temperatures above 45°C. For this reason, we are implementing mesh roofs over the crops to protect our plants. Also, the area has a strong rainy season between July and September. Historically, we have not suffered major weather incidents in Mexico, other than a few cyclones that have not resulted in damage to our lands and crops. In the Patagua Cerro of Chile, our crops may be subject to sub-freezing temperatures and volatile rainfall amounts. In order to mitigate the freezing temperatures, we have implemented a system to reduce the impact of such weather. In order to mitigate the volatile rainfall, we have constructed a reservoir able to hold up to 45 metric tons of water.

Segment Information

We have three segments: Blueberries, Avocados, and Other (tangerines, mangoes and grapes and other products).

The table below provides a breakdown of our revenues by business lines for the years indicated excluding unallocated revenues not reviewed separately by the chief operating decision maker (in thousands of U.S. dollars).

	For the year ended December 31,
	Blueberries		Avocados		Other(1)		Total
	2020	2019	2020	2019	2020	2019	2020	2019
Revenues	174,355	200,484	75,027	73,154	92,359	51,383	341,741	325,021

(1)	Includes tangerines, mangoes, grapes and other products.

The following table is a reconciliation of the revenue from operations of our reportable segments with the consolidated total revenue from our operations:

	2020	2019
	(in thousands of U.S. dollars)
Total revenue of reportable segments	341,741	325,021
Unallocated(1) revenue	1,504	1,617

Consolidated revenue from operations	343,245	326,638

(1)	Unallocated items correspond to minor activities not reported to the chief operating decision maker, such as packaging and other minor services provided by the Company.

The table below provides a breakdown of our assets by business lines as of the dates indicated (in thousands of U.S. dollars), excluding unallocated assets.

At December 31, 2020	Blueberries	Avocados	Other(1)	Total
Biological assets	102,979	44,284	16,201	163,464
Finished products	18,487	2,959	16,614	38,060
Property, plant and equipment(2)	281,022	255,620	165,281	701,923
Right of use asset	29,187	7,581	13,777	50,545

Total assets by segment	431,675	310,444	211,873	953,992

Area (Has)	2,652	4,816	2,450	9,918

At December 31, 2019	Blueberries	Avocados	Other(1)	Total
Biological assets	101,811	27,792	9,057	138,660
Finished products	11,461	1,770	19,085	32,316
Property, plant and equipment	174,039	166,496	99,668	440,203
Right of use asset	9,080	9,542	6,661	25,283

Total assets by segment	296,391	205,600	134,471	636,462

Area (Has)	2,559	4,410	1,956	8,925

(1)	Includes tangerines, mangoes, grapes and other products.
(2)	Includes land that for 2020 has been stated on a revalued basis.

Results of Operations

Year Ended December 31, 2020 Compared to Year Ended December 31, 2019

The table below shows our results of operations, and including information such as a percentage of revenues, for the periods indicated.

	Year ended December 31,
	2020	% of 2020 Revenues	2019	% of 2019 Revenues
	(in thousands of U.S. Dollars, except for percentages)
Revenue	343,245	100%	326,638	100%
Cost of sales:
Cost of sales	(177,913)	(51.8%)	(156,908)	(48.0%)
Depreciation of bearer plants	(22,493)	(6.6%)	(19,164)	(5.9%)
Gross profit before adjustment for biological assets	142,839	41.6%	150,566	46.1%
Net gain arising from changes in fair value of biological assets	23,981	7.0%	10,163	3.1%

Gross profit after adjustment for biological assets	166,820	48.6%	160,729	49.2%
Selling expenses	(44,916)	(13.1%)	(37,659)	(11.5%)
Administrative expenses	(22,090)	(6.4%)	(25,428)	(7.8%)
Other income	1,115	0.3%	6,410	1.96%
Other expenses	(10,208)	(3.0%)	(5,009)	(1.5%)
Net foreign exchange transactions (losses) gains	(663)	(0.2%)	2,517	0.8%
Operating profit	90,058	26.2%	101,560	31.1%

Share of profit of investments accounted for using the equity method	1,708	0.5%	81	0.02%
Financial income	816	0.2%	1,001	0.3%
Financial cost	(34,997)	10.2%	(21,851)	(6.7%)

Profit before income tax	57,585	16.9%	80,791	24.7%

Income tax (expense) benefit	(27,754)	8.1%	2,843	0.9%

Profit for the year	29,831	8.7%	83,634	25.6%

Other comprehensive income:
Item that may be reclassified to profit or loss:
Currency translation adjustment	(1,223)	0.4%	(2,131)	(0.7%)
Item that will not be reclassified to profit or loss:
Revaluation surplus (land)	243,639	71.0%	—	—
Deferred income tax of revaluation surplus	(71,025)	20.7%	—	—

Total comprehensive income for the year	201,222	58.9%	81,503	24.95%
Profit (loss) attributable to:
Owners of the parent	29,143	8.5%	83,263	25.5%
Non-controlling interests	688	0.2%	371	0.1%
Total comprehensive income (loss) for the year attributable to:
Owners of the parent	200,700	58.7%	81,322	24.9%
Non-controlling interest	522	0.2%	181	0.06%
Earnings per share—Basic and Diluted	0.29		0.83

Revenues

In 2020 our revenues were U.S.$343.2 million, which represented an increase of U.S.$16.6 million, or 5.1%, compared to revenues of U.S.$326.6 million in 2019. This increase was primarily a result of an increase in our sales in the other segment offset by a decrease of sales in blueberries.

The table below provides a breakdown of our revenues by segment for the years indicated excluding the unallocated revenues not reviewed separately by the chief operating decision maker (in thousands of U.S. dollars).

	For the year ended December 31,
	Blueberries		Avocados		Other(1)		Total
	2020	2019	2020	2019	2020	2019	2020	2019
Revenues	174,355	200,484	75,027	73,154	92,359	51,383	341,741	325,021

(1)	Includes tangerines, mangoes and grapes and other products.

The following table shows a reconciliation of the revenue from operations of our reportable segments with the consolidated total revenue from our operations:

	2020	2019
	(in thousands of U.S. dollars)
Total revenue of reportable segments	341,741	325,021
Unallocated(1) revenue	1,504	1,617

Consolidated revenue from operations	343,245	326,638

(1)	Unallocated revenue corresponds to minor activities not reported to the chief operating decision maker, such as packaging and other minor services provided by the Company.

Blueberries

In 2020, revenues from blueberries were U.S.$174.4 million, which represented a decrease of U.S.$26.1 million, or 13.0%, from U.S.$200.5 million for 2019. In 2020, revenues from blueberries represented 51.0% of total revenues, compared to 61.7% of our total revenues in 2019.

The decrease in revenues from blueberries in 2020 was primarily a result of a decrease in the production and sales volumes of blueberries. Production and sales of blueberries decreased mainly due to (i) a colder spring in Peru than usual and (ii) management’s decision to early prune our blueberry bushes. The decision to prune the blueberry bushes was made as COVID-19 related shutdowns began to occur and the risk of leaving unpruned bushes increased. Unpruned bushes increase the risk of attracting pests that could have a negative effect on future production. The blueberries obtained from early pruned bushes are not mature enough and as such are unfit for sale.

Avocados

In 2020, revenues from avocados were U.S.$75.0 million, which represented an increase of U.S.$1.8 million, or 2.6%, from U.S.$73.2 million for 2019. In 2020, revenues from our avocados represented 22.0% of total revenues, compared to 22.5% of our total revenues in 2019.

The increase in revenues from our avocado segment in 2020 was primarily a result of an increase in the production and sales volumes of avocados offset by a reduction in prices. Volumes increased as a result of our avocado trees having come out of an off year in 2019. Prices decreased due to the lockdowns around the world which generated the shutdown of the food services industry in the northern hemisphere and Europe in particular.

Other

In 2020, revenues from our “Other” segment, which is made up of tangerines, mangoes and grapes and other products were U.S.$92.4 million, which represented an increase of U.S.$41.0 million, or 79.7%, from U.S.$51.4 million in 2019. In 2020, revenues from “Other” segment represented 26.9% of our total revenues, compared to 15.8% of our total revenues in 2019.

The significant increase in revenues from our “Other” segment in 2020 was primarily a result of increase in demand and higher export volume of tangerines, mangoes and grapes. Production volume of tangerines increased due to favorable weather in Uruguay while prices increased due to increased global demand for citric acid and Vitamin C rich foods. Production volume of mangoes increased due to favorable weather in Peru while prices decreased as a result of lesser demand. Demand for grapes increased, offset by a reduction in production volume caused by unfavorable weather in the Peruvian regions where we grow grapes.

Cost of Sales

In 2020, our cost of sales was U.S.$200.4 million, which represented an increase of U.S.$24.3 million, or 13.8%, compared to cost of sales in 2019 of U.S.$176.1 million, mainly due to a reduction in the production volume of blueberries and an increase in labor and healthcare costs mainly due to changes in Peruvian labor regulations.

The tables below details cost of sales for the periods indicated (in thousands of U.S. dollars):

Cost of Sales	2020	2019
Cost of sales	177,913	156,908
Depreciation of bearer plants	22,493	19,164
Total	200,406	176,072

The tables below detail cost of sales of reportable segments for the years indicated:

	For the year ended December 31,
	2020	2019
Blueberries	98,939	90,579
Avocados	45,928	49,481
Other(1)	54,543	34,586
Total	199,410	174,646

Blueberries

In 2020, cost of sales from blueberries was U.S.$98.9 million, which represented an increase of U.S.$8.3 million, or 9.2%, from U.S.$90.6 million in 2019. This increase was primarily a result of a reduction in volume of blueberries mainly due to (i) management’s decision to early prune the blueberries bushes, and (ii) increased labor and healthcare costs related to a change in Peruvian labor regulations.

In 2020, cost of sales from blueberries represented 49.6% of total cost of sales, compared to 51.9% in 2019.

Avocados

In 2020, cost of sales from avocados was U.S.$45.9 million, which represented a decrease of U.S.$3.6 million, or 7.3%, from U.S.$49.5 million in 2019. This decrease was primarily a result of increased production volume which in turn promoted efficiencies and reduced labor costs due to less personnel hired.

In 2020, cost of sales from avocados represented 23.0% of total cost of sales, compared to 28.3% in 2019.

Other

In 2020, cost of sales from our “Other” segment, which includes tangerines, mangoes, grapes and other products, was U.S.$54.5 million, which represented an increase of U.S.$19.9 million, or 57.5%, from U.S.$34.6 million in 2019. This result is primarily a result of an increase in costs related to our expansion and development of our tangerines, mangoes and grapes production.

In 2020, cost of sales from Other represented 27.4% of total cost of sales, compared to 19.8% in 2019.

Gross Profit Before Adjustment For Biological Assets

In 2020, our gross profit before adjustment for biological assets was U.S.$142.3 million, which represented a decrease of U.S.$8.1 million, or 5.4% compared to our gross profit before adjustment for biological assets of U.S.$150.4 million in 2019. This resulted in a total gross margin of 41.6% for 2020, compared to a gross margin of 46.3% in 2019, primarily a result of a colder than average spring in Peru and a decrease in gross margin of blueberries due to a reduction in sales and volume of blueberries, which in turn was mainly due to a result of early pruning of our blueberry bushes.

The table below sets forth gross profit before adjustment for biological assets for segment in 2020 and 2019, excluding our unallocated revenue:

	2020				2019
	Gross Profit Before Adjustment For Biological Assets	% of total	Gross Margin %(2)		Gross Profit Before Adjustment For Biological Assets	% of total	Gross Margin %(2)
	(in thousands of U.S. dollars, except percentages)
Blueberries	75,416	53.0%	43.3%		109,905	73.1%	54.8%
Avocados	29,099	20.4%	38.8%		23,673	15.7%	32.4%
Other(1)	37,816	26.6%	40.9%		16,797	11.2%	32.7%

Total	142,331	100.0%	41.6	%(3)	150,375	100.0%	46.3	%(3)

(1)	Includes tangerines, mangoes, grapes and other products.
(2)	Gross margin of each segment is calculated by dividing the gross profit before adjustment for biological assets by the revenue corresponding to such segment in the same year.
(3)	Total gross margin is calculated by dividing total gross profit before adjustment for biological assets of reportable segments by total revenue.

The table below shows a reconciliation of the profit after adjustment for biological assets by segments with the profit after adjustment for biological assets:

	2020	2019
	(in thousands of U.S. dollars)
Gross profit after adjustment for biological assets by segments	166,312	160,538
Unallocated revenue	1,504	1,617
Unallocated cost of sales	(996)	(1,426)

Profit after adjustment for biological assets	166,820	160,729

Blueberries

In 2020, the gross profit before adjustment for biological assets for blueberries was U.S.$75.4 million, which represented a decrease of U.S.$34.5 million, or 31.4%, over the gross profit before adjustment for biological assets of U.S.$109.9 million from 2019. This resulted in a gross margin of 43.2% for blueberries in 2020, compared to a gross margin of 54.8% in 2019. The decrease is mainly explained by a reduction in production volumes which in turn was mainly due to a colder spring than average and an early pruning of the blueberry bushes.

Avocados

In 2020, the gross profit before adjustment for biological assets for avocados was U.S.$29.1 million, which represented an increase of U.S.$5.4 million, or 22.8%, over the gross profit before adjustment for biological assets of U.S.$23.7 million from avocados in 2019. This resulted in a gross margin of 38.8% for avocados in 2020, compared to a gross margin of 32.4% in 2019, primarily as a result of an increase in the production volume of avocados. Volumes increased as a result of our avocado trees having come out of an off year in 2019.

Other

In 2020, the gross profit before adjustment for biological assets for “Other” segment was U.S.$37.8 million, which represented an increase of U.S.$21.0 million, or 125.0%, over the gross profit before adjustment for biological assets of U.S.$16.8 million in 2019. This resulted in a gross margin of 40.9% for 2020, compared to a gross margin of 32.7% in 2019. This result is primarily a result of an increase in the production volume of mangoes and an increase in demand for tangerines. Production volume of tangerines increased due to favorable weather in Uruguay while prices increased due to increased global demand for citric acid and Vitamin C rich foods. Production volume of mangoes increased due to favorable weather in Peru while prices decreased as a result of lesser demand.

Net gain (loss) arising from changes in fair value of biological assets

We recognize in our results the effects of adjustments originated by income for biological assets, which correspond to changes in fair value of our products made as of the reporting date. Biological assets of blueberries, avocados and other fruits and vegetables, such as tangerines, mangoes and grapes are stated at their fair value less cost of sales. See “—Critical Accounting Policies—Biological Assets.”

In 2020, our net adjustment from changes in fair value of biological assets was U.S.$24.0 million, which represented an increase of U.S.$13.8 million, or 135.3%, over our net adjustment from changes in fair value of biological assets of U.S.$10.2 million in 2019. This increase is due primarily to an increase in prices and volumes for 2020.

The following table shows gain (loss) arising from changes in fair value of biological assets by segment (in thousands of U.S. dollar):

	Blueberries	Avocados	Others	Total
	U.S.$	U.S.$	U.S.$	U.S.$
For the year ended December 31, 2020 -
Gain arising from changes in fair value of biological assets	486	18,057	5,438	23,981

For the year ended December 31, 2019 -
Gain (loss) arising from changes in fair value of biological assets	3,480	11,190	(4,507)	10,163

Selling Expenses

The table below sets forth our selling expenses for the periods indicated.

	For the Year ended December 31,
	2020	% of 2020 Revenues	2019	% of 2019 Revenues
	(in thousands of U.S. dollars, except percentages)
Freight	23,559	6.86%	19,010	5.82%
Exportation custom duties	10,131	2.95%	7,717	2.36%
Personnel expenses	5,297	1.54%	4,371	1.34%
Insurance	1,106	0.32%	1,534	0.47%
Consulting services	1,069	0.31%	1,425	0.44%
Travel and business expenses	275	0.08%	803	0.25%
Subscriptions to associations	189	0.06%	733	0.22%
Selling commissions	1,849	0.54%	672	0.21%
Depreciation of right of use asset	—	—	93	0.03%
Depreciation	160	0.05%	29	0.01%
Amortization of computer software	19	0.01%	4	0.00%
Other expenses	1,262	0.37%	1,268	0.39%

Total selling expenses	44,916	13.09%	37,659	11.53%

In 2020, our selling expenses were U.S.$44.9 million, which represented an increase of U.S.$7.2 million, or 19.1%, from our selling expenses of U.S.$37.7 million in 2019. This increase was primarily a result of an increase in freight fees and customs duties as a result of an increase in export volumes.

Administrative Expenses

The table below sets forth our administrative expenses for the periods indicated.

	For the Year ended December 31,
	2020	% of 2020 Revenues	2019	% of 2019 Revenues
	(in thousands of U.S. dollars, except percentages)
Personnel expenses	11,303	3.3%	11,874	3.6%
Professional fees	3,938	1.1%	5,291	1.6%
Renting of machinery and equipment	902	0.3%	1,197	0.4%
Travel and business expenses	338	0.1%	1,234	0.4%
Amortization of computer software	731	0.2%	525	0.2%
Depreciation	785	0.2%	669	0.2%
Materials and supplies	354	0.1%	649	0.2%
Depreciation of right of use asset	315	0.09%	237	0.07%
Audit services and others	315	0.09%	352	0.1%
Directors’ remuneration	148	0.04%	280	0.09%
Maintenance	506	0.1%	354	0.1%
Subscriptions to associations	372	0.1%	372	0.1%
Insurances	256	0.07%	27	0.03%
Other taxes	108	0.03%	112	0.03%
Transport and telecommunications	96	0.03%	128	0.008%
Utilities	76	0.02%	108	0.04%
Other expenses	1,547	0.5%	2,019	0.6%

	22,090	6.4%	25,428	7.8%

In 2020, our administrative expenses were U.S.$22.1 million, which represented a decrease of U.S.$3.3 million, or 13.0%, from our administrative expenses of U.S.$25.4 million in 2019. This decrease was primarily as a result of a reduction in our number of employees and a reduction of travel expenses due to mobility restrictions implemented by the governments of the countries where we operate and implemented due to the COVID-19 pandemic.

Other Income

In 2020, our other income was U.S.$1.1 million, which represented a decrease of U.S.$5.3 million, or 82.8%, compared to U.S.$6.4 million in 2019. This decrease was primarily as a result of a reduction in indemnities received from insurance companies and an impairment reversal in avocado and grapes cash-generating units in 2019.

Other Expenses

In 2020, our other expenses were U.S.$10.2 million, which represented an increase of U.S.$5.2 million, or 104.0%, over our other expenses of U.S.$5.0 million in 2019. This increase was primarily a result of increased non-recurrent costs related to the COVID-19 pandemic, such as the temporarily increase in transportation cost and higher levels of sickness leave of our workers, and costs related to our corporate restructuring efforts.

Net Foreign Exchange Transaction (Losses) Gains

In 2020, our net foreign exchange transaction losses were U.S.$0.7 million, compared to our net foreign exchange transaction gains of U.S.$2.5 million in 2019. These losses were primarily as a result of volatility in foreign exchange markets. Our exchange differences are mainly explained by the change in the value of our accounts receivable in Euros when converted to our functional currency, which is the U.S. dollar.

Operating Profit

In 2020, our operating profit was U.S.$90.1 million, which represented a decrease of U.S.$11.5 million compared to U.S.$101.6 million in 2019. This decrease was primarily as a result of reduced avocado prices due to lower demand from the food industry.

Share of Profit of Investments Accounted for Using the Equity Method

In 2020, our share of profit of investments accounted for using the equity method was U.S.$1.7 million, which represented an increase of U.S.$1.62 million, or 2,025.0%, over our share of profit of investments of U.S.$0.08 million in 2019. This corresponds to the increase of profits received from our affiliate Empacadora de Frutos Tropicales S.A. (“Empafrut”), the company in charge of packaging our grapes and mangoes in which we own a participation equivalent to the 35% of its shares.

Financial Income

In 2020, our financial income was U.S.$0.8 million, which represented a decrease of U.S.$0.2 million, or 20.0%, compared to U.S.$1.0 million in 2019. This decrease was primarily as a result of the reduction of income generated by short-term deposits in 2020.

Financial Cost

In 2020, our financial cost was U.S.$35.0 million, which represented an increase of U.S.$13.1 million, or 59.8%, compared to U.S.$21.9 million in 2019. This increase was primarily due to costs related to Camposol’s prepayment of its 10.50% Senior Secured Notes due 2021, Camposol S.A.’s issue of its 6.000% Senior Notes due 2027 and fees incurred in the prepayment of Camposol S.A.’s syndicated loan.

Profit Before Income Tax

In 2020, our profit before income tax was U.S.$57.6 million, which represented a decrease of U.S.$23.2 million, or 28.7%, compared to U.S.$80.8 million in 2019. This decrease was primarily as a result of increases in financial costs and selling expenses.

Income Tax (Expense) Benefit

Our effective tax rates for operations were -48.2% in 2020 and 3.5% in 2019. For the years ended December 31, 2020 and 2019, we recognized profit before tax. For the year ended December 31, 2020, we recognized a tax expense of U.S.$27.8 million, mainly as a result of deferred tax adjustments caused by changes in Peruvian law and non-taxable currency adjustments between our books and tax accounting rules. In 2019, we recognized a tax credit of U.S.$2.8 million.

Profit for the year

As a result of the foregoing, for the year ended December 31, 2020 our profit for the year was U.S.$29.8 million, which represented a decrease of U.S.$53.8 million compared to U.S.$83.6 million in 2019. This was primarily as a result of an increase in income tax expenses and financial costs.

Revaluation surplus (land)

In 2020, we engaged Estudio Cersosimo SRL (Uruguay), Tasaciones Fiestas S.A.C (Peru) and Activos e Inventarios LTDA (Colombia) as external independent valuation services firms to determine the fair value estimation of our lands.

In 2020, we registered a revaluation surplus of U.S.$243.6 million. This was primarily as a result of a change in the Company’s accounting policy on how its lands (classified in property, plant and equipment) were accounted from a cost basis to a fair value basis. See Note No. 4 to our audited consolidated financial statements included elsewhere in this prospectus.

Deferred income tax of revaluation surplus

In 2020, we registered a deferred income tax of revaluation surplus of U.S.$71.0 million. This was as a result of the revaluation surplus of the lands of the Company due to a change in one of its accounting policies as described above.

Liquidity and Capital Resources

As of December 31, 2020, our cash position totaled U.S.$34.0 million, an increase of U.S.$6.2 million compared to U.S.$27.8 million as of December 31, 2019, mainly due to the implementation of measures to maximize our cash position, such as reductions in the average term to collect our accounts receivables and the increase in the average term to pay our accounts payables.

As of December 31, 2020, our debt amounted to U.S.$474.4 million, comprised of: (i) U.S.$351.0 million in long-term debt, including the Senior Secured Notes due 2027, (ii) U.S.$57.9 million in debt owed to bank loans, and (iii) U.S.$54.5 million in various leasing operations and accrued interest related with the previously mentioned debt, net of capitalized structuring costs.

As of December 31, 2020, we had total credit lines with mainly local financial institutions amounting to U.S.$150.8 million of which we used a total of U.S.$68.9 million. As of that same date, we had available credit lines of U.S.$82.0 million, as shown in the table below.

							Covenants
Financial Institution	Working Capital	Medium/Long Term	Total lines	Lines used	Available lines	Currency	Yes	No
Banco BBVA (Peru)	25,000,000	11,000,000	38,000,000	36,000,000	2,000,000	U.S. $		X
Scotiabank Peru	23,850,000	—	43,860,000	23,850,000	20,010,000	U.S. $		X
Banco ICBC (Peru)	9,000,000	—	9,000,000	9,000,000	—	U.S. $		X
Banco Interbank (Peru)	—	—	20,000,000	—	20,000,000	U.S. $		X
Banco Santander (Peru)	—	—	39,954,000	—	39,954,000	U.S. $		X
Total	57,850,000	11,000,000	150,814,000	68,850,000	81,964,000

The following table sets forth our outstanding financial indebtedness at December 31, 2020:

	Principal Amount at December 31, 2020		Maturity
Bank loans(1)	U.S.$	57.9 million	120 days
Long-term debt(2)	U.S.$	362.0 million	6.0 years
Financial leases and accrued interest	U.S.$	54.5 million	2.1 years
Total	U.S.$	474.4 million

(1)	Includes short term debt.
(2)	Includes U.S.$350.0 million aggregate principal amount of our 6.000% Senior Notes due 2027 and a U.S.$12.0 million of mid-term loans including the interest derived from such loans.

We continually review our debt structure against potential market opportunities that may allow us to reduce borrowing costs and lengthen maturities.

Cash Flow Information

The following table presents selected cash flow information for the periods indicated.

	Year ended December 31,
	2020	2019
	(in thousands of U.S. dollars)
Net cash generated from operating activities	85,700	74,240
Net cash used in investing activities	(71,405)	(105,658)
Net cash generated from financing activities	(8,092)	26,701

Net increase (decrease) in cash and cash equivalents	6,203	(4,717)
Cash and cash equivalents at beginning of year	27,788	32,505
Cash and cash equivalents at end of year	33,991	27,788

Net Cash Generated from Operating Activities

In 2020, we generated U.S.$85.7 million from operations, compared to U.S.$74.2 million in 2019. This increase in cash generated from operating activities as compared to 2019 is due mainly to the increase in our revenues derived from the sales of avocado and secondarily to the increase in our revenues resulting from our sales of tangerines, mangoes and grapes, offset by a decrease in the sale of blueberries.

Net Cash Used in Investing Activities

In 2020, we used cash flow in net investing activities in an amount of U.S.$71.4 million, and mainly in the investment in lands in Colombia as well as in certain aspects of our operations in Peru which included equipment for our blueberries production and new lands in Peru. In 2019, we used cash flow from investing activities in an amount of U.S.$105.7 million, mainly in our investments in lands in Colombia for the production of avocados and in Peru for the production of blueberries and grapes.

Net Cash Generated from Financing Activities

Cash flow used in financing activities in 2020 was U.S.$8.1 million, compared to cash flow generated from financing activities of U.S.$26.7 million in 2019. During 2020, we used cash flow in financing activities as described below:

U.S.$31.3 million generated from the issuance of international bonds and the full prepayment of a syndicated loan and bank loans,

U.S.$9.4 million for payments mainly of leasing liabilities and some other liabilities,

U.S.$22.0 million from a payment to related parties to acquire the shares of Camposol Uruguay S.R.L., and

U.S.$8.0 million for payments to related party companies.

During 2019, we used cash flow in financing activities as described below:

U.S.$139.1 million generated from the full prepayment of international bonds and the obtention of a syndicated loan and bank loans,

U.S.$5.4 million for payments mainly of leasing liabilities and some other liabilities,

U.S.$65.0 million for a payment to financing provided to the former parent entity,

U.S.$42.0 million for payments to related parties,

U.S.$10.0 million for payments to distribute dividends to shareholders, and

U.S.$10.0 million to offset capital contributions to constitute the Company.

Camposol’s 6.000% Senior Notes due 2027

On February 3, 2020, Camposol issued its Senior Notes due 2027 (the “Senior Notes due 2027”) pursuant to an Indenture, dated the same date, between Camposol, the Company and The Bank of New York Mellon. Camposol Holding PLC is a guarantor under the Senior Notes due 2027.

The Senior Notes due 2027 pay interest at a rate of 6.000% per year, payable semi-annually in arrears on February 3 and August 3, with a single bullet principal payment on February 3, 2027.

The Senior Notes due 2027 are subject to certain customary covenants under the Indenture, such as limitations on the incurrence of indebtedness and disqualified stock, restricted payments, asset sales, dividend and other payments restrictions affecting certain restricted subsidiaries, issuance of guarantees by restricted subsidiaries, transactions with affiliates, use of proceeds and business activities.

The Senior Notes due 2027 are also subject to customary events of default, including among others, default on payment of principal and/or interest, breach of certain covenant provisions, a cross-default provision with any other indebtedness, failure to pay judgments or orders of payment for money, voluntarily or involuntarily commencing insolvency procedures, denying the obligations under the guarantee, disaffirming the validity of the security interests, failure of perfecting the first lien security interests and failure of maintaining the liens and collateral documents in full force and effect.

Camposol may redeem the Senior Notes due 2027 under varying redemption prices and circumstances, including redeeming up to 40% of the principal amount of the Senior Notes due 2027 at any time prior to February 3, 2023 and upon sixty days from the sale of our Ordinary Shares or Camposol’s ordinary shares, at a redemption price of 106% of the principal amount of the Senior Notes due 2027 and accrued interest, if any.

Lease liability

Leases in which a significant portion of the risks and rewards of ownership are retained by the lessor are classified as operating leases. Payments made under operating leases (net of any incentives received from the lessor) are charged to the income statement on a straight-line basis over the period of the lease.

We lease certain property, plant and equipment. Leases of property, plant and equipment where we have substantially all the risks and rewards of ownership are classified as finance leases. Finance leases are capitalized at the lease’s commencement at the lower of the fair value of the leased property and the present value of the minimum lease payments.

Each lease payment is allocated between the liability and finance charges. The corresponding rental obligations, net of finance charges, are included in long-term debt. The interest payments are charged to the income statement over the lease period so as to produce a constant periodic rate of interest on the remaining balance of the liability for each period. The property, plant and equipment acquired under finance leases are depreciated over the shorter of the useful life of the asset and the lease term.

Bank loans

As of December 31, 2020, our outstanding bank loans were as follows:

•

U.S.$11.0 million Mid-Term Loan with Banco BBVA Continental (the “Mid-Term Loan”), which will mature and be payable in full on November 2025 through nineteen quarterly installments. The use of proceeds of the Mid-Term Loan was for investing in our Colombian operations. As of December 31, 2020, the outstanding principal balance of this loan was U.S.$11.0 million which accrues interest at LIBOR plus 3.2%.

Financial Contractual Obligations and Commitments

The following tables present information relating to our financial contractual obligations, as of December 31, 2020:

Contractual Obligations		Payment Due by Period
		2021	2022-2024	2024-2026	>2026
	Total	Less than 1 year	1 to 3 years	3 to 5 years	More than 5 years
	(in thousands of U.S.$)
Long-term debt	361,983	7,368	2,001	3,962	348,652
Lease obligations	54,453	14,522	23,304	7,725	8,902

Total	416,436	21,890	25,305	11,687	357,554

Capital Expenditures

Since the acquisition of Camposol S.A. in 2007 by investors led by Dyer Coriat Holding (since renamed Generación del Pacífico), we have made substantial investments in diversifying crops, significantly growing planted areas of avocados and opening the U.S. market for Peruvian Hass avocados and grapes. In addition, we invest yearly in research and development, which includes costs associated with physical facilities, purchase of new equipment, new technologies and other expansion and improvement projects associated with our business.

In our capital expenditure program for 2021, we will invest approximately U.S.$52.1 million, of which U.S.$24.4 million is expected to be invested in Peru (including U.S.$4.6 million in processing plans, U.S.$4.1 million in R&D and U.S.$2.3 million in technology and information internal services), U.S.$13.1 million in Colombia (including U.S.$10.2 million in cropping our plants and U.S.$2.9 million in the construction of access points to our lands), U.S.$10.3 million in Uruguay (including U.S.$3.8 million to the implementation of irrigation equipment and U.S.$3.2 in cropping our plants) and U.S.$4.3 million in other countries (including U.S.$2.7 million in Mexico and U.S.$1.1 million in Chile).

During 2020, we invested a total of U.S.$71.4 million in capital expenditures, of which U.S.$52.7 million were invested in Peru (including U.S.$28.3 million in blueberries and U.S.$5.1 million in grapes), U.S.$9.1 million in Colombia, U.S.$5.6 million were invested in Uruguay and U.S.$2.3 million were invested in Chile.

During 2019, we invested a total of U.S.$105.7 million in capital expenditures, of which U.S.$54.8 million were invested in Peru, U.S.$45 million in Colombia and U.S.$5.2 million in Uruguay.

During 2018, we invested a total of U.S.$120.6 million in capital expenditures, of which U.S.$33.2 million were invested in blueberries in Peru, U.S.$15.3 million were invested in avocado in Colombia and Peru, U.S.$26.4 million were invested in tangerines in Peru and Uruguay, and U.S.$11.5 million were invested in grapes and other products in Peru.

We may modify our capital expenditure program at any time to address, among others, changes in market conditions for our products, changes in general economic conditions in Peru, Colombia, Uruguay, Mexico, Chile, the United States, Europe, China or any other relevant country or region, changes in the prices of raw materials, interest rate changes, inflation and competitive conditions. Accordingly, our projected capital expenditures may not be actually made, or if made, the actual amount of such capital expenditures could be significantly greater or less than projected.

Quantitative and Qualitative Disclosure about Market Risk

In the normal course of our business, we are exposed to foreign exchange, fruits and vegetables prices and interest rate risk. The following discusses our exposure to these risks. This discussion contains forward-looking statements that are subject to risks and uncertainties. Actual results could vary materially as a result of a number of factors including those set forth in the risk factors section of this prospectus. Uncertainties that are either non-financial or not quantifiable, such as political, economic, tax, other regulatory, or credit risks, are not included in the following assessment of our market risks. See Note 3 to the audited consolidated financial statements included elsewhere in the prospectus for additional information regarding our market risks.

Foreign Exchange Rate Risk

Our activities and borrowings in foreign currency expose us to the risk of fluctuations in U.S. dollar exchange rates. We seek to mitigate this risk partially by maintaining debt balances in foreign currency. Notwithstanding the fact that a significant amount of our assets are located in Peru, our functional currency is the U.S. dollar, primarily as a result of our export driven business and the fact that our primary revenues and costs are denominated in U.S. dollars. We buy and sell our products and services and obtain funding for our working capital and investments mainly in U.S. dollars. We generally do not enter into derivative financial instruments to hedge our exposure to exchange rate risk.

During 2020, 41% of our production costs were related to labor, which are incurred in soles. As a result, our financial results are affected by exchange rate fluctuations between the U.S. dollar and the sol. Furthermore, a material portion of our sales are made to customers in Europe, with such sales being made in Euros. As a result of our functional currency being the U.S. dollar, our financial results are affected by the exchange rate between the Euro and the U.S. dollar. Future variations in exchange rates could have a significant impact on the portion of our costs denominated in soles or the portion of our sales denominated in Euros, thus affecting our results of operations.

For the year ended December 31, 2020, 61.3% of our collections were denominated in U.S. dollars, our functional currency, and of the rest of the collections 26.7% were denominated in Euros, 7.2% were denominated in soles and 4.4% were denominated in Yuan. Given this exposure, we estimate that a 6.4% strengthening/weakening of the U.S dollar against the Euro would generate an increase/decrease in collections during 2021 of approximately U.S.$7.5 million, a 3.7% strengthening/weakening of the U.S dollar against the Peruvian Sol would generate an increase/decrease in collections during 2021 of approximately U.S.$0.8 million, and a 2.2% strengthening/weakening of the U.S dollar against the Yuan would generate an increase/decrease in collections during 2021 of approximately U.S.$0.7 million.

Price Risk

We are exposed to the risk of fluctuations in the prices for our products, as international prices of fruits and vegetables are subject to changes. Although we seek to mitigate our exposure to price risk by selling a portion of our production from each season on a forward basis, the amount and terms of any such forward sales is subject to market risk and other commercial uncertainties, and we do not hedge the price at which our products are sold and as a result are fully exposed to the effects of changes in prevailing market prices of fruits and vegetables. A decline in the market price of fruits and vegetables would adversely impact our revenues, net income and cash flows and could have a material adverse effect on our ability to repay our debt and meet our other financial obligations.

For the year ended December 31, 2020, we had U.S.$343.2 million in revenues, which were primarily composed of blueberries and avocado. Given these volumes and distribution of revenues, we estimate that a 10% increase/decrease in the average price, would generate a higher/lower pre-tax income for 2020 of approximately U.S.$34.3 million, given all other variables remaining constant.

Interest Rate Risk

Our exposure to interest rate risk arises primarily from loans and short-term borrowings. Borrowings issued at variable rates expose us to interest rate risk. As of December 31, 2020, our long-term debt contracts are set at a fixed interest rate. Our short-term debts are also set at a fixed interest rate during the life of the contracts but in the renovation of these contracts the interest rate could rise depending on the current market conditions. We do not enter into derivative financial instruments to hedge our exposure to interest rate risk.

As of December 31, 2020, we had U.S.$58.9 million of short-term debt which is subject to changes in the interest rates. All of our medium and long term-debt has fixed rates. Given this current exposure to interest rate fluctuations, we estimate a variation of 100 basis points in interest rates would increase or lower our annual pre-tax income by approximately U.S.$0.6 million.

Liquidity Risk

Liquidity risk is the risk that we will encounter difficulty in meeting the obligations associated with our financial liabilities that are settled in cash. Cash flow forecasting is performed in our operating entities and aggregated at a consolidated level. We continuously monitor our risk to a shortage of funds.

Credit Risk

Credit risk is the risk of financial loss to us if a debtor or counterparty to a financial instrument fails to meet its contractual obligations, and arises mainly from our receivables. We are exposed to credit risk from our operating activities, primarily receivables, and cash, cash equivalents and deposits held with banks and financial institutions.

Inflation Risk

We do not believe that inflation has had a material effect on our business, financial condition or results of operations in the reporting period.

Off-Balance Sheet Arrangements

We do maintain a U.S.$1.5 million off-balance sheet guarantee.

Critical Accounting Policies

Our audited consolidated financial statements have been prepared in accordance with IFRS as issued by the IASB. The preparation of our financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses. We base our estimates on historical experience and on various other assumptions that we believe are reasonable under the circumstances. Actual results may differ from these estimates under different assumptions or conditions. While our significant accounting policies are more fully described in the notes to our audited consolidated financial statements, we believe that the following accounting policies and estimates are critical to our business operations and understanding of our financial results. We refer to Note 4 to the audited consolidated financial statements included elsewhere in this prospectus for additional information.

Biological Assets. We assess fair value of biological assets in accordance to the criteria set out in IAS 41 and IFRS 13 by determining the present value of net cash flows expected to be obtained from the assets. In determining fair value, we exercise judgment to decide how biological assets are recovered and which assumptions to use, which can influence the fair value calculation. These include estimates for plantation volumes, prices, weather condition on expected yields, discount rate and cost per hectare.

We also consider a short-term risk-adjusted discount rate affected by specific industry and market risk considerations. We perform a sensitivity analysis of the biological asset to take into consideration volatility levels that would give rise to a material effect in profit before tax. In 2020, a 5% increase or decrease in the discount rate would have had an effect on profit before tax of a loss or gain, respectively, of U.S.$ 1.4 million compared to a loss or gain, respectively, of U.S.$0.3 million for 2019. We refer to Notes 4 and 10 to the audited consolidated financial statements included elsewhere in this prospectus for additional information about the fair value of our biological assets.

Long lived assets carrying amounts and impairment charges. We annually assess if a provision for impairment is required under our accounting policies to determine goodwill. We make judgments in analyzing the evidence of impairment and determining value in use. These include judgments in preparing the expected future cash flows, including forecasting our future operations, forecasting economic factors that may impact revenue and costs and determining the discount rates that are applied to those cash flows.

Our estimates in determining the recoverable amount of the avocado cash generating unit depend on consideration of prior-year events in the market and our prior operations, which have affected production and prices of avocado negatively, and have resulted in a change in our strategy. We consider these in estimating expected future cash flows and they are factored into cash flows for the coming years. We refer to Notes 6 and 8 to the audited consolidated financial statements included elsewhere in this prospectus for the change in estimates by us in determining the impairment that was recognized in goodwill for 2020 and for additional information on how we determine impairment of assets.

Income Tax. In determining our tax obligations and expenses we must interpret applicable tax laws and regulations. We receive advice from our professional legal tax counsel before making any decision on tax matters. Even though we consider our estimates to be prudent and appropriate, differences of interpretation may arise with relevant tax authorities that may require future tax adjustments. We recognize liabilities for situations observed in preliminary tax audits based on estimates as to whether the payment of additional taxes is required. When a final tax result of these situations is different from the amounts that were initially recorded, the differences are charged to the current and deferred income tax assets and liabilities in the period for which the differences are determined.

We perform a sensitivity analysis to determine the effect of inappropriate interpretations of tax law. For 2020, if an actual final tax outcome on the judgment areas differs by a 10% decrease or increase from our estimates, it would result in a U.S.$0.7 million loss or gain, respectively, compared to U.S.$0.07 loss or gain, respectively, for 2019. We refer to Notes 18 and 34 to the audited consolidated financial statements included elsewhere in this prospectus for additional information about our income taxes.

Determination of functional currency. We have determined our functional currency to be the U.S. dollar. We sell our products in international markets to customers in a number of countries and sales are influenced by a number of currencies. Most operating costs are incurred in Peru but many are invoiced in U.S. dollars and the price of some raw materials and supplies are influenced by the U.S. dollar. Moreover, the borrowings and cash balances are held in U.S. dollars. We used our judgment in determining our functional currency by taking into account several factors and concluded that the currency that most faithfully represents our economic environment and conditions is the United States dollar. We refer to Note 4 to the audited consolidated financial statements included elsewhere in this prospectus for additional information about the determination of our functional currency.

Bearer plants. We apply judgment in establishing when bearer plants are available for use, which is the end of the permanent investment period (point of maturity). At this point, they are designated as bearer plants (mature) and depreciation commences. The permanent investment period starts one day after the transplant to the plot until the first harvest. We refer to Notes 2.6 and 6 to the audited consolidated financial statements included elsewhere in this prospectus for additional information on our bearer plants.

Lease liability. In determining the lease term, Management considers all facts and circumstances that create an economic incentive to exercise an extension option, or not exercise a termination option. Extension options (or periods after termination options) are only included in the lease term if the lease is reasonably certain to be extended (or not terminated). The assessment is reviewed if a significant event or a significant change in circumstances occurs which affects this assessment and that is within the control of the lessee.

Estimation of fair value of lands

Since 2020, the Company has changed its accounting policy on how its lands (classified in property, plant and equipment) were accounted from a cost basis to a fair value basis.

Between February and August 2020, the Company performed valuations of its lands (classified in property, plant and equipment and bearer plants), with most of them revalued in June 2020. The Company’s new accounting policy determines a land property’s value within a range of reasonable fair value estimates. Land is recognized at fair value and is to be evaluated every year or when there are significant changes in its value as determined by external independent appraisers. At the end of each reporting period, management updates its assessment of the fair value of each property, taking into account the most recent independent valuations. Management determines a property’s value within a range of reasonable fair value estimates. Under this accounting policy, the best evidence of fair value is current prices in an active market for similar properties. A revaluation surplus is credited as revaluation surplus in shareholder’s equity. The Company carries out a sensitivity analysis of its lands considering the volatility levels that would give rise to a material effect in revaluation surplus. The key input under this approach is the price per hectare from current year sales of comparable lots of lands in the area (location and size).

The Company believes this change better reflects the current value of its property and therefore provides more relevant information to management, users of the financial statements and others. The accounting change has been applied prospectively in accordance with IAS 16 during 2020 and therefore the adoption of the new policy had no effect on previous years. The effect in the year ended December 31, 2020 was to create a revaluation surplus for the year in the amount of U.S.$243.6 million and a provision for deferred income tax for U.S.$71.0 million.

The Company estimates that, other factors being constant, a 5% reduction in the sales price for the year ended December 31, 2020, would have reduced the value of its lands by US$12.2 million which would negatively impact, net of its tax effect, on the “Revaluation surplus” item in the Consolidated Statement of Comprehensive Income.

SELECTED CONSOLIDATED FINANCIAL AND OTHER DATA

The following table presents our selected consolidated financial information, as of and for the years indicated, in each case in accordance with IFRS. This information should be read in conjunction with, and is qualified in its entirety by reference to our audited consolidated financial statements and the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” appearing elsewhere in this prospectus.

We have derived the consolidated statement of financial position as of December 31, 2020 and 2019 and the consolidated statement of comprehensive income and consolidated statement of cash flows for the years ended December 31, 2020 and 2019 from our audited consolidated financial statements included elsewhere in this prospectus.

Consolidated Statement of Comprehensive Income:

	Year ended December 31,
	2020	2019
	(in thousands of U.S. Dollars, except for the per share)
Revenue	343,245	326,638
Cost of sales:
Cost of sales	(177,913)	(156,908)
Depreciation of bearer plants	(22,493)	(19,164)
Gross profit before adjustment for biological assets	142,839	150,566
Net gain arising from changes in fair value of biological assets	23,981	10,163

Gross profit after adjustment for biological assets	166,820	160,729

Selling expenses	(44,916)	(37,659)
Administrative expenses	(22,090)	(25,428)
Other income	1,115	6,410
Other expenses	(10,208)	(5,009)
Net foreign exchange transactions (losses) gains	(663)	2,517

Operating profit	90,058	101,560

Share of profit of investments accounted for using the equity method	1,708	81
Financial income	816	1,001
Financial cost	(34,997)	(21,851)

Profit before income tax	57,585	80,791

Income tax (expense) benefit	(27,754)	2,843

Profit for the year	29,831	83,634

Other comprehensive income:
Item that may be reclassified to profit or loss:
Currency translation adjustment	(1,223)	(2,131)
Item that will not be reclassified to profit or loss:
Revaluation surplus (land)	243,639	—
Deferred income tax of revaluation surplus	(71,025)	—

Total comprehensive income for the year	201,222	81,503
Profit attributable to:
Owners of the parent	29,143	83,263
Non-controlling interests	688	371
Total comprehensive income for the year attributable to:
Owners of the parent	200,700	81,322
Non-controlling interest	522	181
Earnings per share—Basic and Diluted	0.29	0.83

Consolidated Statement of Financial Position:

	At December 31,
	2020	2019
	(in thousands of U.S. dollars, except for the number of shares outstanding)
Cash and cash equivalents	33,991	27,788
Working capital(1)	146,812	116,672
Total assets	1,112,850	790,083
Long-term debt(2)	354,615	313,910
Total equity and liabilities	1,112,850	790,083
Total equity	406,980	227,758
Share capital	10,000	10,000
Number of shares outstanding (thousands of shares)	100,000	100,000

(1)	Total current assets minus total current liabilities.
(2)	Only includes the non-current portion.

Consolidated Statement of Cash Flows:

	For the year ended December 31,
	2020	2019
	(in thousands of U.S. dollars)
Cash paid to suppliers and employees	(231,354)	(244,793)
Interest paid	(21,845)	(21,092)
Net cash generated from operating activities	85,700	74,240
Net cash used in investing activities	(71,405)	(105,658)
Net cash (used in) generated from financing activities	(8,092)	26,701

Non-IFRS information and other information:

	For the year ended December 31,
	2020	2019
	(in thousands of U.S. dollars, except margins and dividends declared per share)
Profit for the year margin(1)	8.69%	25.60%
Aggregate amount of dividends paid	—	10,000
Adjusted EBITDA(2)	116,825	120,241
Adjusted EBITDA Margin(2)	34.0%	36.8%

(1)	We calculate Profit margin as Profit for the year from our operations divided by Revenue. This indicator allows investors and management to evaluate the margin of our operations.
(2)

Adjusted EBITDA and Adjusted EBITDA Margin are non-IFRS measures. See “Presentation of Financial Measures and Other Information” for a discussion of how we define and calculate these measures and why we believe they are important. A reconciliation of Adjusted EBITDA to profit for the period, the most directly comparable measure calculated in accordance with IFRS, is set forth below and is included in “Selected Consolidated Financial and Other Data”.

Reconciliation:

	For the year ended December 31,
	2020	2019
	(in thousands of U.S. dollars, except Adjusted EBITDA Margin)
Profit for the year	29,831	83,634
Interest net(3)	34,181	20,850
Income tax (expense) benefit	27,754	(2,843)
Depreciation and amortization		13,598
Depreciation of bearer plants	22,493	19,164
Share of profit of investments accounted for using the equity method	(1,708)	(81)
Net foreign exchange transactions (losses) gains(4)	663	(2,517)
Other income	(1,115)	(6,410)
Other expenses	10,208	5,009
Net gain arising from changes in fair value of biological assets	(23,981)	(10,163)

Adjusted EBITDA	116,825	120,241

Adjusted EBITDA Margin(5)	34.0%	36.8%

(3)	We calculate interest net by adding financial income and financial cost.
(4)	Gains/Losses due to the translation of currencies into our functional currency, the U.S. dollar.
(5)	We calculate Adjusted EBITDA Margin as Adjusted EBITDA divided by Revenue.

BUSINESS

Overview

We are among the largest suppliers of fresh and healthy food products in Latin America in terms of revenue. Our operations are vertically integrated, thus we have control over our entire value chain: fields, packing facilities, sales and distribution channels. Our 20-year track record of success introducing and scaling new products in the demanding European, United States and Chinese markets, mainly through world-class retailers (such as Costco, Walmart, OGL, ALDI, Edeka, Sam’s Club, Publix, Kaufland, Alibaba, JD.com, Tesco and Lidl, among others), is sustained by our recognized value proposition: high consistency, superior quality and full traceability. Moreover, our sustainable production practices foster socially-responsible and environmentally- friendly practices. Our main products are fresh blueberries, avocados and other crops, which includes tangerines, mangoes and grapes. Our value proposition is mainly supported by our ability to provide consistency, quality and full traceability to our clients, mainly through our international commercial arm.

Our main business unit, Fresh Produce, is focused on fresh fruit and vegetable production. Our three reported segments are composed of two segments, blueberries and avocados, which are our most relevant products and a third segment grouped as “Other” which mainly includes tangerines, mangoes and grapes. These business units are supported by our international commercial platform, with commercial and distribution offices in the United States, the Netherlands, China and Switzerland, and a Costa Rican branch of our Swiss commercial office.

Productive fields information:

The following tables shows information regarding our total land including the distribution of our productive fields by crop and other detailed for the periods indicated:

	As of December 31,
	2020		2019
	Production	Total Planted	Production	Total Planted
	(MTs)	(HAs)	(MTs)	(HAs)
Results by business line:
Blueberries	25,566	2,652	29,563	2,559
Avocados	32,034	4,816	23,121	4,410
Other(1)	52,489	2,450	29,327	1,956

Total	110,089	9,918	82,011	8,925

Total land owned (HAs)		20,567		20,556
Total planted (HAs) from continued operations		9,918		8,925
Average yield (%):
Peak phase	5,710	57.6%	5,327	59.7%
Medium phase	1,399	14.1%	804	9.0%
Unproductive phase	2,809	28.3%	2,794	31.3%
	9,918		8,925

(1)	Includes tangerines, mangoes, grapes and other products.

Geographic distribution of exports based on revenues:

The following tables set forth, in thousands of U.S. dollars, the distribution of our exports by geography for the periods indicated:

	For the year ended December 31,
	2020	2019
United States	177,946	155,431
Europe	112,601	115,709
Asia	20,454	30,774
Other	32,244	24,724

Total	343,245	326,638

Key Strengths

We believe our competitive strengths have contributed to our historical success and will enable us to capitalize on future growth opportunities. Our principal strengths include the following:

- We operate in a large and growing market with supportive tailwinds, and have a diversified and well-balanced product portfolio consisting mainly of avocados, blueberries and tangerines with a global footprint.

We have built a reputation for providing key global retailers with a variety of high-quality, consistent, traceable, socially-responsible and environmentally-friendly products. We are currently present in five of the world’s top ten food retailers as determined by the National Federation of Retailers based on the top 100 ranking of retailers by sales in 2019, and have been able to establish strong relationships with many of these retailers in a relatively short period of time, as demonstrated by our relationship with Walmart, to which we began selling in

2011 and which awarded us for our performance as a supplier in 2017 and 2019. In 2019 and 2020, 41% and 54% of our total sales were directly to retailers. In 2020, we sold 72% of our fresh blueberries and 54% of our fresh avocados directly to retailers. We are focused on expanding our relationships with these retailers through our unique value proposition and commercial and distribution offices. Our global footprint allows us to serve consumers in a wide variety of markets. We are uniquely positioned to address the health and wellness demands from millennials and other new generation of consumers and costumers, as well as of a growing middle class in developing countries that is focused on “quality” food. Our unique position and capability to produce our healthy and wellness oriented products places us above the competition and provides us with an advantage. According to a study undertaken by the United States Department of Agriculture—USDA comparing food purchase decisions of millennial households to those of other generations, millennials (i) have a stronger preference for fruits and vegetables, (ii) make fewer trips to the grocery store per month, and (iii) spend less time in food presentation, preparation and cleaning, purchasing a larger portion of ready-to-eat foods. Furthermore, according to the same study, millennials work with trusted sources on food and nutrition claims, such us (i) nutritionists, in the 65% of cases, (ii) dieticians, in the 58% of cases, (iii) family and friends, in the 57% of cases, (iv) personal trainers, in the 45% of cases, and (v) packaging claims, in the 26% of cases. We expect that health and wellness trends will continue to drive consumption patterns and increased foot traffic in fresh food aisles. Indeed, fresh produce represents one of the fastest growing food categories, growing at a 2.1% CAGR from 2015 to 2020, which is significantly higher compared to other food categories such us, sauces & dressing, seafood, hot drinks, staple food and meat which have increased at CAGRs of 1.5%, 1.4%, 1.2%, 0.7% and 0.1%, respectively, and confectionery and milk which have remained with a neutral increase. Consequently, we believe that we are well positioned to capture consumers’ shifts towards fresh products.

We are present in the fastest growing fresh produce sub-categories. U.S. per capita consumption CAGR for the ten year period ended 2019 increased by 9%, 6%, 5%, 4% and 1% for blueberries, avocadoes, tangerines, mangoes and grapes, respectively. For the ten year period ended 2019, blueberries, avocadoes, tangerines, mangoes and grapes where five of the six top products. We are a relevant player in the U.S. market. In 2019, blueberry imports to the U.S. market totaled U.S.$1,237 million, which 39.2% was from Peru, 23.5% was from Mexico and 37.2% was from other countries. In the case of Peru, its blueberry imports to the U.S market were U.S.$162.1 million in 2017, U.S.$284.4 million in 2018 and U.S.$484.9 million in 2019, growing at a 73% CAGR from 2017 to 2019. In the case of Mexico, its blueberry imports to the U.S market were U.S.$219.4 million in 2017, U.S.$289.6 million in 2018 and U.S.$291.1 million in 2019, growing at a 15% CAGR from 2017 to 2019. Our competitive advantages to serve the U.S. market with our blueberries are, among others, the ability to time the market and enter when prices are high and supply is low, higher yields due to location, the offering of branded products and the closeness of our plantations in Peru and, in the case of Mexico, we are studying the future development of blueberries in a region close to its primary market, the United States. In 2019, avocado imports to the U.S. market totaled U.S.$2,761 million, of which 8.2% was from Peru, 0.1% was from Colombia and 91.7% was from other countries. In the case of Peru, its avocado imports to the U.S market were U.S.$164.6 million in 2017, U.S.$177.4 million in 2018 and U.S.$225.9 million in 2019, growing at a 17% CAGR from 2017 to 2019. In the case of Colombia, its avocado imports to the U.S market were U.S.$0.1 million in 2017, U.S.$0.6 million in 2018 and U.S.$3.6 million in 2019, growing at a 581% CAGR from 2017 to 2019. Our competitive advantages to serve the U.S. market with our avocados are, among others, higher yields due to location and infrastructure, the production of both Hass and Ettinger varieties, the offering of branded products, and the closeness of our plantations in Peru and Colombia. In 2019, tangerine imports to the U.S. market totaled U.S.$423 million, of which 33.4% was from Peru, 7.1% was from Uruguay and 59.4% was from other countries. In the case of Peru, its tangerine imports to the U.S market were U.S.$91.2 million in 2017, U.S.$89.2 million in 2018 and U.S.$141.2 million in 2019, growing at a 24% CAGR from 2017 to 2019. In the case of Uruguay, its tangerine imports to the U.S. market were U.S.$15.5 million in 2017, U.S.$15.0 million in 2018 and U.S.$30.2 million in 2019, growing at a 40% CAGR from 2017 to 2019. Our competitive advantages to serve the U.S. market with our tangerines are that they are an easy-to-peel and seedless product in line with healthy and convenient trends and the closeness of our plantations in Peru and Uruguay.

Our fresh blueberries, fresh avocados, easy-peeler tangerines and seedless grapes and mangoes have gained increasing popularity as natural, healthy and convenient snacking alternatives, high in fiber, gluten free, high in antioxidants and low in carbohydrates, looking to address the consumption preferences and health and wellness demands from millennials, other new generations of consumers and customers and the growing middle class in developing countries that is focused on “quality” food. Our health and wellness value proposition also increases the attractiveness of our products with retailers who in turn are pivoting to address the demands of new generations.

- We are well positioned to deliver strong volume growth through our properties in strategic locations in Peru, Colombia, Chile, Mexico and Uruguay. This allows us to produce year-round and secure constant supply to our customers.

We own the majority of our productive land (except for 720 hectares in Peru, 176 hectares in Chile and 61 hectares in Mexico, which are rented) and grow, harvest, pack and process substantially all of our products. We distribute our products directly to retailers and wholesalers globally. As a result, we control all processes in the value chain, which allows us to trace our products back to the parcel of land from which they were harvested, and to the seeds, inputs, people or services used in our sustainable and socially-responsible growing process. We source approximately 83% of our sales from our own fields and 5% from rented fields. In the next 5 to 10 years we plan to reach a level in which approximately 30% of our sales are sourced from third party growers, without reducing our own production. Our intent is to partner with growers that share our same objectives and values in promoting sustainable development and promoting social growth. This business model differentiates us and has been key to quickly building strong relationships with top retailers and the development of “The Berry that Cares” and “Camposol Cares From Farm to Family” campaigns. We source our products from a wide variety of locations that benefit from favorable climate conditions that allow for superior yields and year-round supply, accessible water supply and reduced exposure to conflicted areas. This allows us to continue to improve our commitment to sustainable development and social inclusion.

- Our diversified sourcing grants us access to complementary growing seasons, and mitigates the impact of periodic, geographically-specific disruptions.

We are one of the few companies of scale in our industry that can serve our retail partners during “off-season” time periods given the unique climatological conditions of the countries where we grow our products. Currently, our production fields are located in areas in which the climate is temperate throughout the year, facilitating our strategic production cycles and lowering agricultural risks. This contributes to our ability to drive higher yields on average, supply our retail partners year-round and provide our products during favorable commercial windows, such as in the northern hemisphere’s winter months when supply is low. Below find a calendar showing the harvest season of each of our products2.

[2]

This calendar containing the start and end of the harvest season of each of our main products is subject to change, in particular, due to delays in harvesting of our crops, either by internal or external factors. For more information, see “Risk Factors—Risks Related to our Business and Industry—Our results are seasonal, and any circumstance that adversely affects our business during high seasons would have a disproportionately significant effect on our annual results of operations and cash flows.”

As shown in the chart below, our average yield per hectare between 2019 and 2018 for blueberries was 16.1 metric tons, higher compared to our average yields per hectare of 12.0 metric tons in 2020, and higher as well compared to the average yields per hectare of 7.0, 11.2 and 6.4 metric tons registered by the United States, Mexico and the world, respectively, between 2019 and 2018. In the case of avocados, our average yield per hectare between 2019 and 2018 was 14.9 metric tons, higher compared to our average yields per hectare of 13.5 metric tons in 2020, and higher as well compared to the average yields per hectare of 6.8, 10.6 and 9.8 metric tons registered by the United States, Mexico and the world, respectively, between 2019 and 2018. In the case of tangerines, our average yield per hectare between 2019 and 2018 was 41.9 metric tons, higher compared to our average yields per hectare of 29.6 metric tons in 2020, and higher as well compared to the average yields per hectare of 29.5, 14.7 and 12.8 metric tons registered by the United States, Mexico and the world, respectively, between 2019 and 2018. In the case of grapes, our average yield per hectare in 2020 was 34.7 metric tons, higher compared to our average yields per hectare of 28.0 metric tons between 2019 and 2018, and higher as well compared to the average yields per hectares of 24.4, 10.7 and 10.0 metric tons registered by the United States, Mexico and the world, respectively, between 2019 and 2018. In the case of mangoes, our average yield per hectare in 2020 was 28.0 metric tons, higher compared to our average yields per hectare of 17.8 metric tons between 2019 and 2018, and higher as well compared to the average yields per hectare of 24.4, 10.7 and 10.0 metric tons registered by the United States, Mexico and the world, respectively, between 2019 and 2018. During the past six years, we have enhanced this value proposition by developing our R&D capabilities, continually improving our production capabilities, and building and expanding our commercial and logistics platform.

In recent years, we have identified and invested in purchasing and leasing arable lands and planting throughout Latin America, with the objective of diversifying our production capacity and the expectation of generating sustainable growing opportunities. In the case of blueberries and avocados, we are undergoing volume growth by adding third party growers to our already established networks. In the next five to ten years, we expect that the 30% of our sales will be sourced from third party growers. In the case of avocados, we acquired 4,109 hectares of land in the departments of Risaralda, Quindio and Valle del Cauca in Colombia, with the primary objective of expanding our production window from 15 to 52 weeks, and thereby increasing our presence in our sales markets throughout the year. We expect that these lands will reach peak production by 2025. As of December 31, 2020, we were harvesting avocados on 241 hectares of planted fields. Our geographical diversity provides us with ample opportunities to access the markets and reduces disruptions due to location specific incidents.

Moreover, we purchased 1,521 hectares in Uruguay (Salto province), a traditional citrus-producing region, to further expand our volumes of tangerines and to complement our Peruvian production window, expanding our production window to more than eight weeks and increasing our commercial presence from three to more than six months of the year. As of December 31, 2020, we have 749 hectares planted of which 217 hectares are already in production. We expect to complete the planting of the remaining area in 2022 and to reach peak production by 2028.

In addition, in 2020 we leased 176 hectares in Chile (Sexta region) to conduct a pilot project with cherries, to test the agricultural hypothesis for high scale production. We planted 150 hectares of cherries in 2020 with the expectation of generating know-how for future projects. In 2020, we also leased 61 hectares in Mexico (Los Mochis region), an initiative to study the future development of our blueberry business in a region closer to our primary market, the United States. Further, in 2020 we planted 92 hectares of lemon in Trujillo, Peru, as part of our initial R&D with this product. If we decide to develop a lemon business, we would expect to replicate our recent experience in tangerines and expand our citric portfolio. We believe we can take advantage of our existing commercial relationship with top retailers that are our clients, considering that the United States, Europe and Mexico are the main markets for lemons.

- Highly-experienced, results-oriented management team supported by a controlling shareholder focused on corporate governance and growth.

We believe our management team is a key driver to our success and positions us well for long-term growth. Our day-to-day operations are led by Chief Executive Officer Samuel Barnaby Dyer Coriat and Chief Financial Officer Andres Daniel Colichón Sas, each of whom has a track record of success at Camposol and other leading organizations. Samuel B. Dyer has been a member of Camposol’s board of directors since 2008, a position which enabled him to contribute to the transformation of the company into a leading commercial organization employing the principles of corporate governance and social responsibility, and has been chairman of the board since 2011. Mr. Dyer served as Camposol’s CEO from October 2011 to October 2015, with the goal of continuing to consolidate the company’s leadership in the agro-industrial sector. He is currently the chairman of the Strategy and Investments Committee of our board and rejoined as CEO of Camposol in March 2021. Mr. Dyer has a wide experience in leading roles in Copeinca, a Peruvian fishing company, where he served as operations manager and chief executive officer. Andres Colichón Sas has over 20 years of experience as a CFO in leading companies in diverse sectors in the infrastructure, protein, and energy sectors before joining Camposol. During that time, Mr. Colichon has successfully led and deployed initiatives ranging from complex project finance transactions, to all sorts of structured, capital markets, M&A and derivative transactions. Moreover, he has also had a key role leading corporate reorganizations, as well as deployed various transformational digitalization initiatives. Part of Mr. Colichon’s background includes more than three years as a consultant in McKinsey & Co., where his work concentrated in strategy, mining operations and banking. During his almost four years at Camposol, Mr. Colichon has led several initiatives to enhance the financial flexibility of the company, and has also been in charge of implementing the new ERP SAP S/4 Hanna that went live in July 2020 during the pandemic. He has also led the global reorganization that is currently in place. The leaders of our primary operating businesses are José Antonio Gómez Bazan and Juan Manuel Güell Camacho, all of whom have extensive experience with Camposol and other organizations in related industries. Our management team is supported by the controlling shareholder of the Company, the Dyer Coriat family, which has consistently maintained a strong focus on corporate governance and growth. The Dyer Coriat family has an extensive track record of success in the fresh produce, fishing and agro-industrial sectors, with leadership and corporate governance experience at Camposol and Copeinca.

Also, we have strong corporate governance practices including a board of directors composed of nine members, of which five are independent directors. The independent directors are deemed to be independent by us as they did not have any material connection with us or the Selling Shareholders. Independent directors are also part of the following committees of the board: (i) the audit, internal control and risks committee, (ii) the governance, compensation and social responsibility committee, (iii) the strategy and investments committee, and (iv) the innovation and technology committee.

Our Strategy

Our vision is to become the preferred global supplier of healthy, fresh and convenient food. To reach this goal, we intend to:

Capitalize on strong growth trends by continuing to expand our global consumer base as well as gaining market share.

We continue to expand our global reach not only in the places where we produce our products but also in the high-income countries where we sell our products. We plan to increase our penetration and volumes of sales into already consolidated markets, such us the United States and Europe as well as promote increased access to high population centers in east Asia. Our plan focuses on growers and clients that share our same values and desires of promoting sustainable development and social impact investment. Through this strategy, we intend to increase our consumer base as well as our market share with suppliers.

Engage in measured expansion into third party sourcing on the back of a well-established logistics and distribution platform to enhance future growth.

We plan to increase our volume growth adding third party growers to our already established network. Currently, we own the majority of our productive land (except for 720 hectares in Peru, 176 hectares in Chile and 61 hectares in Mexico, which are rented). We source approximately 83% of our sales from our own fields and 5% from rented fields. In the next 5 to 10 years we plan to reach a level in which approximately 30% of our sales are sourced from third party growers, without reducing our own production. Our intent is to partner with growers that share our same objectives and values in promoting sustainable development and promoting social growth.

We also continue to develop our third party product sourcing and commercialization business. Over the last ten years we consolidated a high scale fresh product farming, logistic and commercialization platform based on our own production fields. Over the past two years we have been working to leverage on our existing model, and as of December 31, 2020, 12% of our sold volumes come from third party production channeled through our logistic and commercial platforms. This process requires maintaining traceability and thus we are relying heavily on technology to guarantee visibility along the value chain. In the future, we expect that approximately 30% of our revenues may come from third party production. With this initiative, we will not only capitalize on our existing capabilities but also provide even more stable sourcing for our retail clients.

Further consolidate our existing fresh produce operations.

Over the next few years, we plan to focus on consolidating our current operations. Our goal is to consolidate our production volume of blueberries between our fields in Peru and Mexico. We expect to have 2,897 hectares of productive blueberries in Peru by 2023. As for Mexico, we have leased 61 hectares of land and have commenced planting new varieties a blueberries. We believe we can take advantage of the closeness between Mexico and the United States, our primary market for this product, and extend our market window for blueberries between January and April, months in which the Peruvian season is in its tail. We will consolidate our production volume of avocado between our productive lands in Colombia and Peru. In Colombia, we currently have 2,125 planted hectares and our goal is to reach more than 4,000 planted hectares in the medium term. We will consolidate our production of tangerines between our planted fields in Peru and Uruguay. Our goal is to reach a total of 1,303 hectares of producing fields between our Peruvian and Uruguayan operations by 2023. For such purpose, we have acquired lands in Uruguay and expect to conclude planting in 2021, which will allow us to increase our presence in the market with this product.

Additionally, we are revising our core operations procedures to make them more efficient and flexible, which will then continue with the digital transformation of our operations. This process started three years ago and is still ongoing. To date it has begun to generate positive results, such as the reduction of operating costs, improvements in commercial effectiveness and increasing efficiencies through our value chain. It is one of our main priorities to continue implementing technological improvements.

Successful track record of introducing and rapidly scaling new products supported by strong R&D process.

We continue to identify on-trend “super food” products and evaluate how these products will interact with our platform of diverse growing environments. We are currently evaluating and testing over eight types of new products, including persimmon, dragon fruit, cherries, lychees and lemon. Also, through ongoing R&D efforts, we are continuing to improve our existing products through breeding programs, biological pest control programs and testing of new seed types. As of December 2020, as part of our introduction of organic blueberries, 283.4 hectares had already been certified as USDA organic, and we plan to substantially increase our organic production in the short to medium term. Recently, we leased 176 hectares in Chile, where we are conducting onsite testing of new varieties of cherries. Further, in 2020 we planted 92 hectares of lemon in Trujillo, Peru, starting our tests with such product. We plan to continue to identify, develop and launch new products.

We have leading R&D programs and facilities complemented by partnerships with key research institutions in Peru, Chile, the United States, Mexico and the Netherlands. These R&D capabilities allow us to improve the quality of existing products, introduce new products to our portfolio, and quickly scale up production. We are constantly testing new products in on-trend categories and adjusting our product mix to optimize sales and profits. In 2009, we identified avocados as a more profitable product for our portfolio than some of our legacy products. Similarly, in 2013 we began to test production of blueberry varieties and are now a key global producer. As of December 2020, we had more than eight crops being tested by our R&D team.

Further, we are trying to develop packaging that could travel through alternative sales channels. In China, for example, there are deficient-quality cold supply chains because they were originally created to store dry products instead of fresh products. As a result, fresh products may experience multiple breakdowns affecting their “shelf life” resulting in customer dissatisfaction with the quality of the products they receive. We are collaborating with different online platforms, one of them Alibaba, to offer solutions to this issue. For such purpose, we have developed a top seal clamshell that produces a controlled atmosphere environment through a micro perforated plastic membrane that modifies the natural respiration rate of fruits. Control atmosphere technology extends the “shelf life” of fresh products and keeps the food in a safe condition. We are testing this technology in Alibaba’s platforms and supply chain network. Also, we are trying to improve customer satisfaction on ripe avocados and fresh blueberries by developing modified atmosphere packaging that could improve the quality and consumer experience on direct channels.

Further diversify our geographic presence.

We are focused on diversifying our geographic presence into key markets. For example, we believe that the Chinese market represents an important opportunity as healthy-conscious consumption continues to rise due to an expanding middle class, urbanization and changing eating habits. We began exporting avocados to China in 2014 and blueberries in 2016. We opened a commercial office in Shanghai, China, in 2017 to strengthen and develop relationships with retailers, such as Walmart, Sam’s Club, Carrefour, Yonghui, Olé, and Alibaba. We have also generated awareness of our brand, our products and their benefits with Chinese consumers.

Further, we are developing a new commercial strategy for our businesses which includes giving more relevance to our commercial office in Switzerland. From March 2021, our commercial team will be transferred to Switzerland, from where it will establish and implement our commercial strategy and provide business intelligence assistance to all our offices across the globe. Also, the Costa Rica branch of our Swiss commercial office will be in charge of the allocation of our products and billing and collections of our sales. We believe these measures will provide a more global and diversified perspective to our businesses and reduce labor and tax costs in Peru, which have increased due to the New Agricultural Law.

We are also analyzing new opportunities to consolidate our leadership through additional planting of current products in other geographies. For example, China has favorable climate conditions for avocado production, with extensive land available. Mexico has better labor conditions for growth than Peru and can deliver better quality to the United States due to its proximity and Colombia’s endemic climate and geographical conditions are favorable for avocados. As of December 31, 2020, we owned approximately 20,567 hectares of land and had rented 957 hectares, totaling 21,524 hectares, of which 73% are located in Peru and 27% are located in our operations in Colombia, Uruguay, Chile and Mexico. These actions demonstrate our commitment to driving revenue growth in new geographies.

Develop and maintain a best-in-class commercial and logistics platform in the regions where we operate.

We aim to become the leading strategic supplier for the key retailers in the markets in which we operate. Our strong business model and robust infrastructure enable us to meet our client’s standards regarding product quality and reliability of services. Through the continued development of our commercial and distribution offices, we are focused on developing and pursuing commercial relationships with retailers and supermarkets worldwide. As a result, in 2020 we sold 72% of our fresh blueberries and 54% of our fresh avocados directly to retailers. We continue to focus on building strong brand recognition with our clients and the end customers. Current branding efforts include our “The Berry that Cares” and “Camposol Cares From Farm to Family” initiatives and the continued commercialization of products under the Camposol brand. The “Camposol Cares From Farm to Family” campaign seeks to differentiate Camposol by demonstrating that Camposol-branded products can be traced back to sustainable and environmentally-conscious growing practices. The campaign also aims to increase brand recognition by continuing to focus on health and wellness branding. We are also able to benefit from increasing penetration into leading retailers by leveraging existing relationships and product purchases as we continue to harvest and roll out new products to clients. Furthermore, our best-in-class customer service and consistent delivery of fresh and high-quality products have resulted in a loyal retail client base.

Commitment to our sustainable business model

Our sustainability practices are widely recognized by our stakeholders, the communities that surround our operations, our workers, authorities, major retailers, food safety administrations and our consumers. We also believe that we are at the forefront of responsible and sustainable production practices with a solid commitment to transparency and the continuous improvement of our sustainability performance. We have been an active member of the United Nations Global Compact since 2008, which encourages businesses worldwide to adopt sustainable and socially responsible policies and to report on their implementation. We report in our annual sustainability reports our performance according to the GRI (Global Reporting Initiative) indicators such as the consumption of water, the consumption of electricity, solid waste generation, climate change impact of our operations, job creation and turnover, pest management, biodiversity of the ecosystems where our products are harvested, among others.

As one of the few vertically-integrated global produce companies, we are able to ensure complete internal control of our supply chain from our own farms to the supermarket shelf to provide sustainably-produced products consumers can trust. We strive to provide consumers with the highest quality products based on environmentally sustainable management, which envisions the rational and efficient use of natural resources (water), the conservation of local flora and fauna, reforestation, and Environmental Adaptation and Management Programs (PAMAs) or similar environmental instruments, which includes all our actions to assuage environmental issues for our operations. Camposol also participates in the Blue Certificate program that the Peruvian Water National Authority (Autoridad Nacional del Agua, or the “ANA”) leads. This program rewards responsible water users participating in the “Water Footprint Program” who successfully executed the commitments assumed to measure their Water Footprint Measurement Report, Water Footprint Reduction Plan and Shared Value Program, creating a positive impact on nearby communities. In 2019, Camposol became the first Peruvian agro-industrial company to obtain a Blue Certificate recognition, which has been annually-renewed by Camposol and is effective until June 27, 2021. We actively participate in the Water Efficiency Initiative promoted by SuizAgua consisting on the development of methodologies to reduce water usage across the value chain. Camposol holds a reforestation program consisting of the plantation of trees in several deforested areas in Peru and the constant control and monitor of air quality in our productive locations.

We are a company with a strong moral purpose, providing high-quality jobs and a superior product while remaining good stewards of our human and natural resources. Our primary goal is to provide the best and healthiest food for families around the world. Our social responsibility concerns include the well-being of our team members at and outside the job. We received from SENATI an award for our fair labor practices and contribution to the professional development of citizens in Piura. Also, Arellano Marketing named us as the most desirable place to work across the aquaculture and agriculture industries in Peru. Further, Merco recognized us as one of the top 50 companies in Peru for being a leader in the development of talent. We earned a first place in the “Caring for the Environment” category for the use of our water treatment plant and receive an Environmental National Reward Antonio Brack EGG in the eco-efficiency category for our environmental protection practices. We provide a vast network of programs covering workplace safety, maternity leave and education for the children of team members. Environmental care is also part of our corporate DNA. Our methods and strategies are carefully chosen to reduce environmental contamination. We are privileged to work in beautiful lands where delicate ecosystems must be preserved and low-impact farming practices are essential. As part of our workers first initiative, we provide several key programs to foster employee support and wellness. For example, the Wawa Wasi center offers daycare to the children of our workers (more than 1,000 since its creation) and the Prenatal Care program provides education and basic services to pregnant employees and relatives of employees. We provide a number of programs to foster community development and support, such as the El Chao Medical Center.

Corporate Structure

We operate as a holding company and through our wholly-owned subsidiaries, including our main operating subsidiary Camposol, which owns a series of subsidiaries contributing to our consolidated activities. Camposol is the primary operating company within the Company’s corporate group. Camposol, directly or indirectly, owns most of its productive land (apart from 176 hectares in Chile, 61 hectares in Mexico and 720 hectares in Peru, which are rented), and is in charge of its operation. In addition, Camposol owns or controls a series of subsidiary companies which contribute to its consolidated business activities.

Corporate Reorganization

We operate as a holding company and through our wholly-owned subsidiaries, including our main operating subsidiary Camposol, which owns a series of subsidiaries contributing to our consolidated activities. In order to improve business efficiencies and promote growth and investment, we have implemented a global Corporate Reorganization. Camposol’s original parent company was incorporated on July 9, 2007 as a limited company under Cyprus law under the name Camposol Holding Limited. On October 18, 2017, Camposol Holding Limited was converted to a public company limited by shares under Cyprus law with the name “Camposol Holding PLC.”

For the purpose of segregating Camposol Holding PLC’s agricultural business (Camposol and related subsidiaries) from the shrimp farming business (Marinasol S.A.), on October 22, 2019, the Company was incorporated as a limited company under Cyprus law. Through a series of capital stock increases and spin-offs, all of our operating companies related to our agribusiness, including Camposol, were transferred, directly or indirectly, to the Company. On February 17, 2021, the Company held a shareholders meeting approving its conversion from a limited company to a public company. On March 30, 2021, the Company held a shareholders meeting approving the change of its name to Camposol Holding PLC.

To face the global competitive environment, the Company continues to implement a new legal structure of its global business with the purpose of attracting new investments for the agricultural business as well as simplifying the corporate governance and isolate the risks associated with each of its businesses. The Corporate Reorganization was initiated in 2019 with the goal of expanding the Company’s global operations, align processes and capture synergies under a global strategy which will enable it to better compete in the worldwide market. As discussed above, the fresh produce business segment was separated from the shrimp farming business. For such purposes, a new Cyprus sub holding entity, Camposol Cyprus Limited and fully owned by the Company, was created.

On October 7, 2020, a new principal company named Camposol Switzerland GmbH was incorporated in Schwyz, Switzerland. Camposol Switzerland GmbH will also operate through a branch in Costa Rica and potentially through one or more additional branches located outside Switzerland. The Costa Rica branch provides Camposol Switzerland GmbH with logistics, language, time-zone, cost, geographical advantage related to the production locations and other benefits. Further, Camposol Switzerland GmbH will have the role of standardizing quality production processes, identify best practices, deploy knowledge and know-how, define and manage transportation and shipping practices, manage lead times and cost practices. Camposol Switzerland GmbH will also centralize costs by having purchase leverage with third parties and coordinate the global supply chain as well as direct pricing directive.

Once the Corporate Reorganization is complete, the planned supply chain structure will consist of our productive and growing subsidiaries in Peru, Colombia, Uruguay, Chile and Mexico supplying our products to our trading entities in Switzerland and well as through Camposol Switzerland GmbH’s branch in Costa Rica. Our trading subsidiaries including Camposol Switzerland GmbH’s branches and Camposol Trading Switzerland will then commercialize our products to our distribution entities such as Camposol Fresh U.S.A., Inc., Camposol Fresh Food Trading (Shanghai) Co. Ltd., Camposol Trade España S.L. and Camposol Fresh B.V., among others. Finally, our distribution entities will supply our products to our global customers. Camposol Switzerland GmbH’s branches will also supply products directly to our retail customers.

The standard income tax rate applicable to our Peruvian subsidiaries ranged between 29.5% and 15% for 2019 and 2020. The New Agricultural Law will progressively increase the minimum income tax rate to a single minimum tax rate of 29.5% in 2028. The standard income tax rate applicable to non-Peruvian subsidiaries ranged between 33% and 25%.

Under the new Corporate Reorganization and through the operations of Camposol Switzerland GmbH, we might be able to obtain a reduced income tax rate on profits allocated to the foreign operational branches of Camposol Switzerland GmbH. The profits allocable to the Swiss head office would be subject to a tax close to12%. This applicable tax rate may change and is in no way a guarantee. The tax rate is also subject to Swiss, Costa Rica and Cyprus governmental approvals and revisions, as well as authorizations and applicable tax regimes at the level of the operational branches and as such is subject to multiple uncertainties and thus change.

Under the Swiss Withholding Tax Act, dividend distributions made by a Swiss corporation are subject to Swiss withholding tax of 35% unless the dividend is paid out of qualifying capital contribution reserves. Foreign recipients of a dividend paid by a Swiss corporation may claim a partial or full refund of the Swiss withholding tax based on a double tax treaty or the Switzerland-EU agreement. Under specific tax considerations relating to the Swiss withholding tax, Camposol Switzerland GmbH’s direct shareholder, Camposol Cyprus Limited, may be eligible to claim relief pursuant to the double taxation treaty in force between Switzerland and Cyprus. Consequently, the Swiss withholding tax on dividend distributions from Camposol Switzerland GmbH may be reduced to 0% if certain specific conditions are met. There is no guarantee that we and our subsidiaries will be able to meet the tax requirements of the jurisdictions in which we are taxed.

For purposes of completing the Corporate Reorganization, we need to complete some internal steps, such us the acquisition of our Colombian, Chilean and Uruguayan subsidiaries by our Spanish subsidiary, cash contributions and redemption of shares in some of our subsidiaries.

The Company expects to conclude the final stage of its Corporate Reorganization by December 2021.

Expectations for the First Quarter of 2021 Results

Our condensed consolidated interim financial statements for the first quarter of 2021 are based on management’s internal estimates and are subject to further internal review by management and approval by our board of directors. The information for the first quarter 2021 results included in this Registration Statement on Form F-1 has been prepared by, and is the responsibility of, the Company’s management. Gaveglio Aparicio y Asociados S. Civil de R. L., member firm of PricewaterhouseCoopers International Limited, has neither audited, reviewed, examined, compiled nor applied agreed-upon procedures with respect to the accompanying information for the first quarter of 2021 results contained herein and, accordingly, Gaveglio Aparicio y Asociados S. Civil de R. L. does not express an opinion or any other form of assurance on such information or its achievability. The Gaveglio Aparicio y Asociados S. Civil de R. L. report included in this Registration Statement on Form F-1 relates to the Company’s historical financial information. It does not extend to the information for the first quarter of 2021 results and should not be read to do so.

We expect that our total volume sold for the first quarter of 2021 will range from 26,547 MT to 28,067 MT, representing an increase of approximately 0.9% to 6.7% as compared to the first quarter of 2020. We expect that for the first quarter of 2021, our blueberry volumes will range from 6,002 MT to 6,402 MT, our avocado volumes will range from 768 MT to 888 MT, and our other products volumes will range from 19,777 MT to 20,777 MT. Additionally, we expect our revenues from operations for the first quarter of 2021 will range from U.S.$80.8 million to U.S.$87.4 million, representing an increase of approximately 27.0% to 37.4% as compared to the first quarter of 2020. We expect that for the first quarter of 2021, our blueberry revenues will range from U.S.$37.2 million to U.S.$40.2 million, our avocado revenues will range from U.S.$2.4 million to U.S.$3.0 million, and our other products revenues will range from U.S.$41.2 million to U.S.$44.2 million. Furthermore, we expect that our selling expenses for the first quarter of 2021, will range from U.S.$9.5 million to U.S.$11.5 million, representing an increase of approximately 0.3% to 21.4% as compared to the first quarter of 2020. Moreover, we expect that our administrative expenses for the first quarter of 2021 will range from U.S.$4.2 million to U.S.$5.2 million, representing a decrease of approximately 25.4% to 7.6% as compared to the first quarter of 2020. Likewise, we expect that our other expenses for the first quarter of 2021 will range from U.S.$0.5 million to U.S.$1.3 million, representing an increase of approximately 23.6% to 230.8% as compared to the first quarter of 2020. As a result, we expect that our loss for the first quarter of 2021 will range from U.S.$15.8 million to U.S.$9.2 million, representing a decrease in our loss of approximately 39.6% to 64.8% as compared to our loss in the first quarter.

of 2020

In the view of our management, the financial information above was prepared on a reasonable basis, reflects the best currently available estimates and judgments, and presents, to the best of management’s knowledge and belief, our performance for the first quarter of 2021 in terms of volumes sold, revenues, selling expenses, administrative expenses, other expenses and loss. However, this information is not a fact and no assurances can be given that our actual volumes, revenues, selling expenses, administrative expenses, other expenses and loss for the first quarter of 2021 will not differ from these amounts. Readers of this prospectus are cautioned not to place undue reliance on this information. Our actual volumes sold, revenues, selling expenses, administrative expenses, other expenses and loss for the first quarter of 2021 may vary from these amounts.

The following organizational chart sets forth in summary form certain of our direct and indirect subsidiaries, shareholders and certain related parties, as of the date of this prospectus:

History

Camposol began operations in 1997 with the purchase of 3,075 hectares of agricultural land in the La Libertad region of Northern Peru, followed by the acquisition of additional land later that year through the Chavimochic Project, a government-funded initiative that provides access to water for irrigation for more than 47,000 hectares of productive agricultural land in the desert on the Northern coast of Peru. As a result of this project, over 18,800 hectares have been developed for agro-business activities in the region, including ours. In 1998, we launched the development of 1,458 hectares of agricultural land in the Piura region, also in Northern Peru. Our initial headquarters for these activities was located in the same Chavimochic area. We began exporting asparagus at the end of 1999. In the same year, we opened and began operations at our processing facilities in the Chao industrial complex, located in the Virú province of the La Libertad region.

112

In October 2007, Dyer Coriat Holding S.L. (a company controlled by the Dyer and Coriat families and since renamed Generación del Pacífico) and a group of investors acquired Camposol Holding PLC from the prior controlling shareholders. Since then, we have invested in new products (blueberries and tangerines, among others), developed packing facilities, upgraded processing infrastructure and consolidated the commercial arm. Between 2008 and 2010, we planted 1,170 hectares of asparagus, 1,662 hectares of avocado, 420 hectares of grapes and 102 hectares of tangerines. Our first testing hectare of blueberries was planted in 2010, and between 2012 and 2016, we scaled our production by planting 1,460 hectares of blueberries. In line with our product portfolio diversification strategy, we invested in substantially expanding our blueberry production capacity. As of December 31, 2020, we had 2,652 and 4,816 planted hectares of blueberry and avocado, respectively. In 2018, we acquired approximately 1,500 hectares of land in Uruguay for tangerine production and 110 hectares of land in Colombia for avocado production. In October 2019, Camposol Holding PLC divested its Fresh Food assets, including Camposol S.A. into the Company. For such purposes, on October 22, 2019, the Company was incorporated as a limited company under Cyprus law. On February 17, 2021, Csol Holding PLC held a shareholders meeting approving its conversion into a public company limited by shares under Cyprus law. On March 30, 2021, the Company held a shareholders meeting approving the change of its name to Camposol Holding PLC. As of the date of this prospectus, all of the operating companies, assets and brands related to our agribusiness, including Camposol S.A., have been transferred to the Company.

The chart below show the revenue evolution of Camposol Holding from 2011 to 2020:

The chart below shows the percentage of volume sold by product in 2011 and in 2020:

(1)	Do not include the shrimp farming business.

The chart below shows the net volume sold by format in percentages for the years indicated:

In 2009, we opened our first commercial office in the Netherlands, followed in 2012 by our second commercial office in the United States, and in 2017 by our third in Shanghai, China. In 2020, we opened our fourth commercial office in Switzerland and a branch of such office in Costa Rica. As of December 31, 2020, our logistics operation comprised 23 warehouses in order to serve our clients in North America, Europe and Asia. This key effort resulted in an important shift of our client base, which changed from a focus on distributors and wholesalers towards direct retailers. In 2020, 72% of our fresh blueberry revenue and 54% of our fresh avocado revenue was originated directly from retailers.

The chart below shows the amount of revenues by segment in thousands of U.S. dollars for the years and periods indicated:

	2020	2019	2018
Blueberries	174,355	200,484	205,208
Avocados	75,027	73,154	112,294
Other(1)	92,359	51,383	52,169
Unallocated revenue(2)	1,504	1,617	4,494

Total	343,245	326,638	374,165

(1)	Other includes tangerines, mangoes, grapes and other products.
(2)	Unallocated revenue corresponds to minor activities not reported to the chief operating decision maker, such as packaging and other minor services provided by the Company.

The chart below shows the amount of revenues by countries in thousands of U.S. dollars for the years and periods indicated:

	Revenue per Year
	2020	2019	2018
	(in thousands of U.S. Dollars)
USA	177,946	155,386	203,757
Germany	62,424	62,539	1,625
Canada	22,345	17,525	4,426
UK	14,141	19,928	894
China	14,008	24,467	29,449
Netherlands	9,440	7,676	88,076
Poland	8,465	5,047	2,058
Peru	7,025	3,583	4,352
Francia	6,496	4,957	841
Spain	4,943	5,947	1,950
Japan	2,805	4,069	5,356
Sweden	2,328	2,658	1,448
South Korea	1,579	1,422	2,632
Russia	1,534	148	—
Chile	1,318	2,110	1,721

The chart below shows the amount of planted fields in HA for the years and periods indicated:

	2020	2019	2018	2017
Blueberries	2,652	2,559	2,168	1,862
Avocados	4,816	4,410	2,951	2,655
Other(1)	2,450	1,956	1,855	1,086

Total	9,918	8,925	6,974	5,603

(1)	Other includes tangerines, mangoes, grapes and other products.

Since the acquisition of Camposol in 2007 by investors led by Dyer Coriat Holding (since renamed Generación del Pacífico), we have made substantial investments in diversifying crops, significantly growing planted areas of avocados and opening the U.S. market for Peruvian Hass avocados and grapes. In addition, we invest yearly in R&D, which includes costs associated with physical facilities, purchase of new equipment, new technologies and other expansion and improvement projects associated with our business.

During 2020, we invested a total of U.S.$71.4 million in capital expenditures, of which U.S.$52.7 million were invested in Peru (including U.S.$28.3 million in blueberries and U.S.$5.1 million in grapes), U.S.$9.1 million in Colombia, U.S.$5.6 million were invested in Uruguay and U.S.$2.3 million were invested in Chile.

During 2019, we invested a total of U.S.$105.7 million in capital expenditures, of which U.S.$54.8 million were invested in Peru, U.S.$45 million in Colombia and U.S.$5.2 million in Uruguay.

During 2018, we invested a total of U.S.$120.6 million in capital expenditures, of which U.S.$33.2 million were invested in blueberries in Peru, U.S.$15.3 million were invested in avocado in Colombia and Peru, U.S.$26.4 million were invested in tangerines in Peru and Uruguay, and U.S.$11.5 million were invested in grapes and other products in Peru.

Our capital expenditure program for 2021 includes:

•	U.S.$24.4 million for Peru, mainly in the modernization of our processing plants (U.S.$4.6 million), R&D (U.S.$4.1 million) and technology and information internal services (U.S.$2.3 million),

•	U.S.$13.1 million for Colombia, mainly in the cropping of our plants (U.S.$10.2 million) and the construction of access points to our lands (U.S.$2.9 million),

•	U.S.$10.3 million for Uruguay, mainly in the implementation of irrigation equipment (U.S.$3.8 million) and in the cropping of our plants (U.S.$3.2 million), and

•	U.S.$4.3 million for other countries, mainly in Mexico (U.S.$2.7 million) and Chile (U.S.$1.1 million).

We may modify our capital expenditure program at any time to address, among others, changes in market conditions for our products, changes in general economic conditions in Peru, the United States, Europe, China, Colombia, Uruguay, Chile or Mexico, changes in the prices of raw materials, interest rate changes, inflation and competitive conditions. Accordingly, our projected capital expenditures may not be actually made, or if made, the actual amount of such capital expenditures could be significantly greater or less than projected.

The chart below shows volume sold in MT for the years and periods indicated:

	2020	2019	2018	2017
Blueberries	25,589	29,778	24,871	13,661
Avocados	31,891	24,528	47,632	42,506
Other(1)	48,543	28,132	32,706	25,410

Total	106,023	82,438	105,209	81,577

(1)	Other includes tangerines, mangoes, grapes and other products.

As of December 31, 2020, we owned approximately 20,567 hectares of land and had rented 957 hectares, totaling 21,524 hectares, of which 10,040 hectares (9,918 hectares for production and 122 hectares for R&D) have been planted. Our main business unit, Fresh Produce, focuses on fresh fruit and vegetable production. Our three reported segments are composed of two segments, blueberries and avocados, which are our most relevant products and a third segment grouped as “Other” which mainly includes tangerines, mangoes and grapes. These business units are supported by our international commercial platform, with commercial and distribution offices in the United States, the Netherlands, China and Switzerland, and a Costa Rican branch of our Swiss commercial office.

The legal entities that have been combined and included in the carve-out financial statements included in this prospectus (except for certain related party balances that were not contributed to the Company and are not related to our agribusiness) and their activities are as follows:

	Principal activity	Country of incorporation	Direct or indirect interest as of 31 December
Company			2020	2019
Camposol S.A.	Agribusiness	Peru	100%	100%
Nor Agro Perú S.A.C.	Farmland owner	Peru	100%	100%
Muelles y Servicios Paita S.R.L.	Farmland owner	Peru	100%	100%
Inversiones Agrícolas Inmobiliarias S.A.C.	Farmland owner	Peru	99.99%	99.99%
Camposol Europa S.L.	Distribution	Spain	87.27%	87.27%
Camposol Trade España S.L.	Distribution	Spain	100%	—
Camposol Fresh B.V.	Distribution	Netherlands	100%	100%
Grainlens S.A.C.	Holding	Peru	100%	100%
Blacklocust S.A.C.	Holding	Peru	100%	100%
Camposol Cyprus Limited	Holding	Cyprus	100%	—
Persea, Inc.	Holding	United States	100%	100%
Camposol Fresh U.S.A., Inc.	Distribution	United States	100%	100%
Camposol Switzerland GMBH	Distribution	Switzerland	100%	—
Camposol Colombia S.A.S.	Agriculture	Colombia	100%	100%
Camposol Foods Trading (Shangai) Co Ltd.	Distribution	China	100%	100%
Camposol Fresh Foods Trading Co Ltd.	Distribution	China	100%	100%
Aliria S.A.C.	R&D	Peru	100%	—
Camposol Uruguay S.R.L.	Agriculture	Uruguay	100%	—
Arándanos Campasolinos S.A.P.I. de C.V.	Agriculture	Mexico	100%	—
Camposol Chile SpA	Agriculture	Chile	100%	100%
Asociación para la Certificación de Productores Agrícolas Proveedores de Camposol	Agriculture	Peru	100%	100%

Fresh Produce

We produce fresh fruits under the Camposol brand, mainly blueberries and avocados, along with other products such as tangerines, mangoes and grapes. Most of our sales come from our own fields thus making us the largest independent producer of blueberries in Peru as measured by the 25,589 MT sold in 2020 and 29,778 MT sold in 2019. According to ADEX, we are in the top 5 of the largest Peruvian exporters of Hass avocados, having sold 31,890 MT in 2020 and 24,528 MT in 2019. In specific instances, we have sourced avocados and mangoes from third parties to diversify our offering.

We believe the strategic locations of our fields translates into more favorable prices, because we are able to produce year-round and therefore supply fruits when supplies are low and prices are high in North America, Europe and China. We also believe the location of our fields makes us less susceptible to extreme weather, due to a greenhouse effect from Humboldt Current and our proximity to the Andean mountains. Consequently, our fields experience a moderate dry climate and stable temperatures throughout the year. Additionally, the proximity of our fields to the Equator results in longer daylight hours, which also positively affects productivity. All these climate benefits and the fact that the majority of our fields are in a high yield stage provide us with more clarity on our future production volumes. Since 2017, we have purchased lands in Colombia and Uruguay to increase our windows of production and the presence in our sales markets throughout the year.

We have fully integrated our value chain, all the way from farming to commercialization and logistics, which allows us to consistently provide high-quality products that are fully traceable to top retailers and wholesalers in our markets. As of December 31, 2020, we had over 10,040 gross planted hectares of land (9,918 hectares for current products and 122 hectares undergoing R&D), which at least 7,016 HAs are located in Peru, 2,125 HAs are located in Colombia, 749 HAs are located in Uruguay and 150 HAs are located in Chile.

We operate a total of 35,416 square meter production facility in Peru in close proximity to our fields, which includes two fresh-packing facilities, two freezing facilities and a laboratory for molecular and microbial biotechnology research. We operate through commercial and distribution offices in the United States, the Netherlands, China and Switzerland, and a Costa Rican branch of our Swiss commercial office.

We rely on our strong R&D capabilities. Over time, R&D has identified, tested and developed each new product in our portfolio, including our blueberry, avocado, tangerine and cherry products. The R&D process starts with testing adaptability to our field conditions and ends with reaching high- scale production. We also focus on biological pest control to minimize the use of pesticides, which we believe makes our products healthier and more appealing for health-conscious customers than other pesticide-heavy alternatives.

Products

Through Fresh Produce, we harvest, process and export the following products:

•	blueberries (fresh);

•	avocados (fresh and frozen); and

•	other products including tangerines (fresh), mangoes (fresh and frozen) and grapes (fresh).

Our diversified portfolio of products is key to enabling us to take advantage of market opportunities and customer preferences, as well as to optimize our harvesting, packing, sales and marketing efforts. Each of our products is subject to its own pattern of growth, planting and harvesting cycles, and as such, our product mix has been designed to ensure continuous production from our fields.

Our planted fields follow the natural progression of yield maturities. Typically, every new planted area has a period of growth during which there is no production (“non-productive phase”) followed by a medium-yield phase during which the plant grows and yields start to increase (“medium-yield phase”). When the plant enters its mature stage, it reaches its peak production yield. The timing and length of each phase varies by crop as well as by the length of the peak yield phase. In 2019, 60% of our planted fields were at high-yield productive phase, 9% at medium-yield phase and 31% at unproductive phase. As of December 31, 2020, approximately 71.7% of our planted fields were at either medium or high-yield productive phase, as illustrated below.

The following table sets forth the number of hectares planted by product and their different stages of yield productivity as of December 31, 2020:

Blueberries

We began producing blueberries in 2013 at the Chao plantations, located in the region of La Libertad in Northern Peru. North America is the largest market for blueberries principally as a result of their increasing popularity as a healthy “super” food. Blueberries have been shown to possess among the highest concentrations of antioxidants among fruits and are rich in potassium and Vitamin C.

Our first significant harvest of blueberries was in 2013, with 835 MT harvested. For the year ended December 31, 2020, we harvested 31,612 MT of blueberries. As of December 31, 2020, we had a total of 2,652 planted hectares of blueberries and of this total 96% were either at their medium or high-yield phase. Also, under our plan to increase our production of organic blueberries, 283.4 hectares have been certified as USDA organic as of December 31, 2020. For the year ended December 31, 2019, we harvested 32,952 MT of blueberries As of December 31, 2019, we had a total of 2,559 planted hectares of blueberries and of this total 84% were either at their medium or high-yield phase.

Due to favorable climatic conditions that prevail in the region where the fields are located, we are able to harvest blueberries year-round. Notwithstanding this factor, we target our harvests to coincide with periods of favorable pricing, which typically occurs during the months of June through March. These are also the months when the global production of blueberries in important exporting countries such as Chile and Argentina are at their lowest. During the months of April and May, our practice is to rest our blueberry plants, given that those are months of peak production in competing markets and also the period of lowest prevailing prices.

Our fresh blueberries are currently sold mainly to the U.S. market and in a smaller proportion to Europe. Our frozen blueberries are currently sold primarily to Europe.

The table below shows the revenues and volume of sales of our blueberries and the percentage of which are sold for the years ended December 31:

	2020			2019
	Revenues U.S.$(000)%		Volume (MT)	Revenues U.S.$(000)%		Volume (MT)
Blueberries
Fresh	171,924	98.6%	24,244	198,469	99.0%	28,708
Frozen	2,431	1.4%	1,346	2,015	1.0%	1,070
Total	174,355		25,590	200,484		29,778

Gross profit	75,416			109,905

The table below shows the main export markets for our blueberries for the years ended December 31:

	2020			2019
	Revenue U.S.$(000)%		Volume (MT)	Revenue U.S.$(000)%		Volume (MT)
United States	92,960	53.3%	13,971	102,106	50.9%	14,666
Europe	59,872	34.4%	8,846	67,787	33.8%	8,795
Asia	5,251	3.0%	779	17,030	8.5%	3,392
Other	16,272	9.3%	1,993	13,561	6.8%	2,924

Total	174,355	100.0%	25,589	200,484	100.0%	29,777

Avocados

We produce three varieties of avocados, Hass (for exports), Ettinger and Fuerte (as pollinators), with the substantial majority of our planted avocado crops being of the Hass variety. Avocados currently are one of the most important contributors to our gross profit because approximately 54% of our planted hectares of avocados have reached their high-yield phase as of December 31, 2020. We concentrate on producing the Hass variety of avocados because it is the best-selling type of avocado in the European and U.S. markets. With the opening of the Chinese market to Peruvian-grown Hass avocados in August 2015, we are expecting to increase our exports to that market in the coming years. As Chinese consumers continue to become aware of the health benefits of avocados, they are becoming a common produce on restaurant menus and juice bars. In this regard, China could represent an important third market for Peruvian exports along with the United States and Europe. The avocado plantations are all located in Chao, La Libertad, and the harvest season typically begins in April and ends in July, with sales concentrated in the second and third quarters of the year. Avocado trees have a tendency to develop an alternate bearing cycle that results in a large crop of small avocados in one year, followed by a small crop of large avocados the next year. In some specific instances, we have sourced avocados and mangoes from third parties in order to diversify our offering. During 2020 and 2019, we harvested a total of 37,794 MT and 19,851 MT, respectively, of avocados.

The majority of our avocado exports are fresh, as this is the preferred format for customers in the United States and Europe. A smaller portion of our production is sold in a frozen format.

The table below details our historic revenue breakdown for the years indicated:

	2020			2019
	Revenue U.S.$(000)%		Volume (MT)	Revenue U.S.$(000)%		Volume (MT)
Avocados
Fresh	64,777	86.3%	29,252	61,989	84.7%	21,906
Frozen	10,250	13.7%	2,638	11,165	15.3%	2,622
Total	75,027		31,891	73,154		24,528

Gross profit	29,099			23,673

The principal markets for our avocado exports currently are the United States and Europe. In the coming years, we expect that the United States will continue to be a very important market for our avocados, given the strong per-capita consumption increase in that market.

The following table sets forth, in thousands of U.S. dollars, the distribution of our avocado exports by geography for the years indicated:

	2020			2019
	Revenues U.S.$	%	Volume (MT)	Revenues U.S.$	%	Volume (MT)
Avocados
United States	32,551	43.7%	12,973	33,551	45.9%	10,620
Europe	27,620	36.8%	12,667	26,592	36.4%	8,996
Asia	9,887	13.2%	4,363	8,802	12.0%	2,980
Other(1)	4,730	6.3%	1,888	4,209	5.7%	1,931

Total	75,027	100.0%	31,891	73,154	100.0%	24,528

Other

We also currently harvest tangerines, mangoes and grapes.

The table below provides the total hectares planted and the phase of production for the products indicated as of December 31:

	2020				2019
Products	Unproductive	Medium yield	High Yield	Total	Unproductive	Medium yield	High Yield	Total
Tangerines	624	441	102	1,167	441	281	102	824
Mangoes	—	212	351	563	212	—	351	563
Grapes	—	397	173	570	180	312	77	569
Cherry	150			150

Total	774	1,050	626	2,450	833	593	530	1,956

Harvesting

The harvest and planting processes depend foremost on preparation of the soil. For newly acquired land, the terrain must be leveled, prepared and all the appropriate equipment must be installed, including irrigation equipment and wind breaking trees, among others. The land is later furrowed, fertilized, and mixed for the fruit or vegetable to be planted. Before being planted, avocados and mangoes need to be grown in a greenhouse. Tractors mark the furrows where the plants will be set up. Fertilizers are added to those furrows, as well as base fertilizers that dissolve at a slower pace. The soil is then mixed to obtain a uniform mix of soil and fertilizer.

The fruit or vegetable is later planted in the furrows leaving an appropriate distance between them, which will depend on each crop, and then irrigated through a controlled irrigation system. Fertilizers are also introduced according to the irrigation and fertilization-irrigation schedule. Along with the irrigation process, sanitation procedures are performed to maintain the plants free from insects, plagues, fungi, viruses, weeds and bacteria. Other agricultural maintenance is carried out to keep the plant healthy up to its harvest. For avocado and mango trees as well as the grape vines and blueberry bushes, the fruits and leaves must be carefully pruned so as to encourage the formation of fruitful branches.

The plantations must be fertilized, sanitized and irrigated constantly until fit for harvest, which in the case of some fruits like avocados and mangoes, can occur several years later as the tree matures and grows in size, or, in the case of rotational crops, as soon as the same year.

Each of our products is subject to its own pattern of growth, planting and harvesting cycles. Blueberries, which can be harvested year round, are primarily harvested from June to December and secondarily from January to March, avocados are harvested, in Peru, from April through July, and, in Colombia, from September through May, grapes are harvested from October through December, tangerines are harvested, in Peru, from April to August, and, in Uruguay, from March to May, and mangoes are harvested from November through March. Due to our crop diversity we can, unlike seasonal agricultural producers, offer our workers permanent jobs working the fields and do not depend solely on peak harvest seasons to hire workers, which is significant in terms of reducing labor costs. However, we minimize labor rotations in the field in order to reduce shortages of able workers during the peak harvesting seasons.

The calendar3 of the harvests that we ordinarily manage over the course of the year is set forth below:

A key step to maximizing production yields from our planted fields is adequate crop maintenance, including adequate irrigation, fertilization and disease and pest control. We control the first two processes mainly through a centralized irrigation control center that monitors daily intake of water and fertilizer for every field and regulates the amount of water each crop is administered on a daily basis through modern sensors established in every plantation. In addition to pesticides delivered through our irrigation channels, we actively use natural techniques such as utilizing natural predators and natural repellents to repel pests.

Processing Plants

We own a state-of-the-art production complex located in the agro-industrial complex of Chao that spans 35,416 square meters.

During 2018, we invested over U.S.$10 million, mostly on the blueberry packing plant (U.S.$8.3 million).

We own four crop processing plants, consisting of three fresh products plants, and one frozen products plant, all located in a single facility, with a combined processing capacity of 782 MT/day. An additional production line for fresh avocados was implemented at our existing plant in 2012 to handle the significant increase in production volumes from our planted avocado fields. During recent years we have been implementing several production lines for fresh blueberries in which we can process 160 MT per day.

[3]

This calendar containing the start and end of the harvest season of each of our main products is subject to change, in particular, due to delays in harvesting of our crops, either by internal or external factors. For more information, see “Risk Factors—Risks Related to our Business and Industry—Our results are seasonal, and any circumstance that adversely affects our business during high seasons would have a disproportionately significant effect on our annual results of operations and cash flows.”

Our processing plant is capable of quickly shifting from frozen production to fresh production, irrespective of the crop that is delivered. This flexibility allows our commercial department to adapt quickly to evolving client demands and to take advantage of any opportunity in new markets seamlessly. We have invested in increasing the automation of the packaging process, which reduces dependence on manual labor.

Our plant capacity and production as of December 31, 2020 is set out in the following chart:

Marketing

Our commercial team maintains relationships with retailers and supermarkets worldwide and provides them with the consistency in supply and the quality that they require. We focus on major retailers in the United States and in Europe, including Costco, Walmart, OGL, ALDI, Edeka, Sam’s Club, Publix and Kaufland, Tesco and Lidl, among others. Our customers demand high standards, which we have been able to meet. For example, during 2020 and 2019 we successfully underwent 67 and 80 audits, respectively, from different retailers and certified companies. In 2019, we were recognized with the 2018 Risk Taker Award by Walmart for “going above and beyond to meet customer needs”, and in 2017 we were recognized with the 2016 Supplier of the Year Award in the Produce Category by Walmart.

Through the continued development of our commercial and distribution offices, we are focused on developing and pursuing direct commercial relationships with retailers and supermarkets and as a result, during 2020, we sold 72% of our fresh blueberries and 54% of our fresh avocados directly to retailers. In 2020, we opened a commercial office in Switzerland where our team in charge of designing and implementing our commercial strategy and providing business intelligence solutions is located.

Moreover, we are focusing on boosting our brand recognition among consumers; an initial effort to achieve this is our “The Berry that Cares” branding campaign launched in 2017, and the campaign “Camposol cares from farm to family” launched in 2018. With this campaign we aim to express our value proposition to our end consumer and highlight our focus on millennials and health and environmentally-conscious consumers. The campaign’s objective is to emphasize four key elements present during our production cycle: our consumers, our field laborers, our community and our environmental impact.

We export our diverse range of products to countries throughout the world. Each product is targeted to a specific export market based on customer demand. Overall, we exported to over 40 countries in 2020 and sold directly to five of the world’s top 10 food retailers as determined by the National Federation of Retailers based on the top 100 ranking of retailers by sales in 2019. The main countries that we export to are the United States, Germany, Canada, the United Kingdom and France, which collectively represented 85% of revenues in 2020. Further, sales to Asia commenced in 2009 and in 2020, Asia accounted for approximately 6% of revenues. We opened our commercial office in Shanghai in August 2017.

Export Markets

We have four commercial and distribution offices, one based in the Netherlands, with headquarters and a distribution center located in Rotterdam; another based in the United States, with headquarters in Florida and a network of eight distribution centers across North America; a third one based in Shanghai, China, which we opened to supply increasing demand of fresh and healthy products in China; and a fourth one based in Schwyz, Switzerland, which is the base of our commercial team, where our commercial strategy is established and implemented and from where we provide business intelligence support to our other offices. Also, the Costa Rica branch of our Swiss commercial office will be in charge of the allocation of our products and billing and collections of our sales. Having a direct presence in these markets is a key strategic strength for us since it is crucial for maintaining the highest client service standards, rapidly identifying market trends, reducing volume volatility and stabilizing prices.

Our sales and marketing team of 47 employees work from the above mentioned locations and in our Lima headquarters. In the European office, we have a team of 18 professionals working in sales and distribution of our products serving 117 customers in 24 countries. In our U.S. office, we employ 20 professionals serving 113 customers. Further, in Lima we have a team of three people, and in China we have a team of six people. Combined we serve around 400 customers, though some customers have consolidated into other customers.

Moreover, our export-driven business has benefitted significantly in recent years from Peru entering into free trade agreements with key export markets such as the United States, the European Union and China. In particular, our commercial platform benefits from our logistics infrastructure, which has been developed over many years of delivering high-quality products through a well-developed supply chain network, which includes 23 distribution centers, with seven in North America, six in Europe, and 10 in China.

We believe blueberries and avocados are identified as healthy foods that promote longevity and are part of a balanced diet. We expect that the growth trends in our exports of these products to the U.S. market will continue in future periods. We believe that our exports are also geographically balanced which helps provide a counter-weight to the effects of downturns in any particular economy. We believe this diversification by market and product provides a hedge against downturns in demand both as a result of cycles in demand and economic performance.

Distribution and Customers

Our fresh products are sold primarily by our commercial and distribution offices in the Netherlands and the United States. In 2020, approximately 52% of our sales of fresh produce were made directly to leading retailers and supermarket chains such as Costco, Walmart, OGL, ALDI, Edeka, Sam’s Club, Publix and Kaufland, Tesco and Lidl, among others. Our sales channels are also complemented with a selected group of large distribution companies such as Mission Produce, The Oppenheimer Group, Comexa France and Gourmet Trading, among others. In our frozen segment we work directly with the leading processing and distribution companies like Superior Foods in the U.S. market and Nature’s Touch and Crops for the European market.

The following charts show a simplified diagram of our distribution channels and process:

Research and Development

We believe that innovation is a key aspect to boosting competitiveness and growth in the medium and long-term. This is done through market research and analysis of potential new products and development of new technology. The focus is on products that could benefit from Peru’s climatic advantages and also on those products that help diversify our portfolio of products and clients.

We have partnered with some universities to jointly perform scientific collaboration in investigations for the development of new and healthier agricultural products, the improvement of the genetic of our current products and to receive advisories for such purposes. Our main collaborations include: (i) a partnership with Wageningen University of the Netherlands, which included a training for some of our scientists in the post-harvesting process for avocados, (ii) a project with the University of Florida for the genetic development of blueberries, which will include that we will receive the materials concerting to the analysis and developments they performed, (iii) scientific partnership agreements with the Universidad Nacional de Trujillo in Peru for several scientific investigations, (iv) a project to reduce the lenticellosis of avocados with Texas A&M University, (v) a project for the use of benefits from soil microorganisms with Colorado State University, (vi) a project for the genetic development of blueberries with the Universidad de Chile, (vii) an evaluation to create an center for excellence with the Pontificia Universidad Católica de Valparaíso, and (viii) a project to develop benefits in the pathology of avocados with the Universidad Michoacana de San Nicolás de Hidalgo. Moreover, we have a group of 10 professionals with PhD degrees that we usually hire as advisors for our R&D projects.

Our research and development efforts are mainly focused on:

•	continuous evaluation of new varieties and products.

•	pest control and minimizing diseases, mainly using biological control.

•	advancing new agricultural techniques through molecular biotechnology research.

•	developing products adapted to the climate where we operate and optimizing packaging alternatives.

•	post-harvest technologies by continuously improving processes and packaging.

•	reduction of food waste and improvement of clean label.

A key pillar of our R&D process is our focus on sustaining a structured research and development process to introduce new products to the markets. The process starts with the identification of the opportunity for a specific product which is done through extensive market research and analysis. Once we have identified the product, we test several varieties to choose the ideal one. A key element in our evaluation process is production scalability since we are a large scale player. After that, and throughout the useful life of the plant, our research and development team continues to analyze and evaluate new technologies to further improve the product’s yield and sustainability. The charts below shows and example of how our R&D process was implemented for the development of blueberries, avocados, and tangerines.

Our research and development team also seeks to find innovative solutions to extend the shelf life of fresh produce, reduce production costs, and to mitigate any possible environmental impact. For example, blueberries started as a research and development project in 2008. In 2013, we started large scale production. Today, blueberries have emerged as a key contributor to our sales revenue. Also, we use biotechnology in our facilities to reproduce top yielding specimens selected from our products to sustain and improve the production levels of our existing products.

We have also successfully executed projects funded by Innovate Peru, Concytec and FINCyT, three government institutions created to promote innovation. We are currently developing a sustainable system circle economy. In addition, since 2006, we have maintained a laboratory developed with the objective of promoting the development of “beneficial insects and entomopathogenous growths” for pest prevention.

Our research and development efforts have developed fruit categories by identifying varieties demanded by consumer, testing crops compatible with Peru’s environmental conditions and implementing processes to scale up production. We minimize chemical use by utilizing natural pest controls.

Our research and development efforts have helped in improving growing techniques in fruits through molecular biotechnology, plant technology, proteomics and microbiological laboratories. We have improved our packaging process by testing different types of bio-film to elongate shelf life and adding natural antioxidants to prevent lipid oxidation, retard development of off-flavors and improve color stability. We have developed biochemistry laboratories and a new pilot plant for bio-extracts.

Below is a graph which reflects the differences between our traditional packaging and the heat sealed packaging.

Handling and Shipping

Our products are generally sold on FOB (Free on Board), CIF (Cost Insurance and Freight) and CFR (Cost and Freight) terms for exports. The containers used for export are of 20 feet or 40 feet in capacity and can hold dry or refrigerated cargo, depending on the product format (frozen or fresh).

Handling of such containers and the processing of customs paperwork in the various ports are outsourced through an integral logistics service that provides us with both transportation and customs handling services. The main providers of this service include Gamma Cargo, New Transport, Ceva and Transoceanic.

We plan to implement a strategy in order to face expected increases in freight rates resulting from market concentration of container shipping line companies.

Environmental Care and Water Management

We are committed to minimizing the impact of our business on the environment. Our production process involves factors and conditions that interact with the environment, such as the use of water and adequate disposal of wastewater, fertilizers, generation of waste through emissions and solid waste management. We engage in several practices and initiatives designed to ensure the preservation of the environment, in addition to mandatory compliance with environmental regulation applicable to our businesses. For example, we are currently implementing environmental education, internal campaigns, specialized treatment systems, quality management systems, and community relations programs.

Furthermore, as part of our commitment to institutionalize a culture of social and environmental awareness, in 2010 we initiated our Sustainable Agriculture Program and presented our first Sustainability Report for the year 2009. These reports are aligned with international best practices and Global Reporting Initiative Indicators and reflect the base line and development of the main indicators that show our environmental and social performance, as well as the social responsibility programs and activities we develop. Since 2008, we have been an active member of the United Nations Global Compact, which encourages businesses worldwide to adopt sustainable and socially responsible policies and to report on their implementation.

We have full access to the water resources, licenses and other applicable water rights that our products require. For the fields located in the Virú- Chao region of La Libertad, the principal source of water is the main channel of the Chavimochic Project, which brings waters from the Andean region. We pay a monthly fee to the National Water Authority and the local water authority in connection with our water consumption, in accordance with the water licenses granted in our favor. The current fee is based on real consumption and is updated every year based on cubic meters consumed. The channel connects with the Santa River, one of the largest rivers on the Peruvian coastline. The Chavimochic Project is regulated by the local La Libertad government, with which we have signed long-term agreements that guarantee the supply of water. In addition to the water source from the main channel, the Yakuy Minka farm has four wells available which, in total, provide a potential water supply of three cubic meters per second.

For our fields located in the Piura zone, the main source of water is the Daniel Escobar Canal, which has a capacity of 70 cubic meters per second. This canal is fed by the Poechos reservoir, which has an operating storage capacity of 885 million cubic meters and is regulated by the Piura Regional Government and operated by the Chira Piura Special Agency.

Our principal water consumption is due to the irrigation process. To make this process more efficient, we have made several investments in irrigation infrastructure and water recycling systems. We are among the first agro-industrial companies in Peru to measure its water footprint with the ISO 14046 standard, demonstrating our commitment to the environment.

We have the following water initiatives in place, among others:

•	implementing a physical, biological and chemical system for the treatment of water and conditioning the system for the treatment of industrial and domestic water;

•	reducing consumption of cleaning water in production facilities;

•

implementing an automatic and technologically advanced irrigation infrastructure, with an irrigation control system that, through humidity sensors, determines and optimizes the water consumption of individual products;

•

participating in the Suizagua Andina project, a public-private partnership between the government of Switzerland and five leading companies in Peru, which aims to measure and reduce each company’s water footprint; and

•	reducing industrial process waste by reusing water to irrigate the surrounding forests.

In 2020, the water consumption in our Chao fields was 75.7 million m3, which was 13.0% less than the water consumption in 2019.

We have implemented changes in managing our fields to use natural products that do not harm the environment.

We have undertaken the following environmental initiatives, among others:

•	Integrated Pest Management (IPM) to reduce the use of chemicals in its fields, replacing them with biological products such as beneficial insects and entomopathogens;

•	use of bio-rational products of low toxicity, i.e., natural substances that are not toxic to humans or the environment;

•	environmental Management Adequacy Plan (PAMA), which provides for the responsible management of phytosanitary waste;

•	planting of trees in deforested areas of Peru, as part of our reforestation program;

•	leftover plant byproducts are converted into compost for reuse in crop fields; and

•	the annual measurement of our carbon footprint at the Chao plant and funds.

Competition

Our markets are open to all competitors. Given the country’s location, agricultural producers in Peru are able to grow and market their products during low production seasons in other markets and latitudes. The Peruvian coast has unique climatic conditions. Even though the Peruvian coast is located at a tropical latitude, weather conditions on the coast create a greenhouse environment, with higher levels of sunlight, stable temperatures and almost no precipitation, but with access to a vast water supply from the Andes Mountains. All of these conditions allow the Peruvian coast to supply international markets when supply is short due to the natural transition of products from the northern hemisphere to the southern hemisphere as season changes.

Our Colombian lands are favored by the endemic growing conditions for avocado. Its harvesting is expected to occur in a different productive window than our Peruvian crops, complementing it and enabling us to sell avocados all the year around. This is a key factor to maintain and increase our competitiveness with this product in order to attend the strong global demand for avocado.

We are among the largest producers of Hass avocados in the world as measured by the number of planted hectares and yield produced on those hectares, according to PROHASS, a Peruvian avocado industry group. We are also becoming one of the largest exporters of blueberries in the world. See “Industry”.

Currently, we are expanding our blueberries crops with a pilot project in Peru. Also, we are developing a R&D pilot project planting blueberries crops in Mexico with the objective to attend the demand of our North American clients during the tail of the Peruvian season with premium varieties of blueberries, and also increase our sales in such part of the blueberries’ season.

Our blueberry business has high barriers to entry throughout the value chain of the product. During the past few years, the volumes of blueberries harvested in Peru and Mexico have significantly increased generating, consequently, an increase in competition. The following table shows what we believe are structural barriers to new market participation:

Quality Management System, Accreditation and Certifications

Our quality and environment department is responsible for our quality management system, supported by ERP SAP, based on the principles of the Hazard Analysis and Critical Control Points, or HACCP, and Good Manufacturing and Agricultural Practices. Critical control points have been established throughout the harvesting, production, storage and hygiene and sanitation process, from the raw material to the finished product. Our quality and environment department is supported by approximately 122 technicians divided among our fields and processing plants.

We also have a new microbiological laboratory managed by an internationally recognized company that complements our Security and Food Safety controls.

Our products are certified for export by independent surveyors at the loading ports according to technical specifications and tonnage agreed in each of our contracts. We believe our plants meet the health, safety and international regulations required for exports to our main markets.

Accreditations and certifications

Our products have the following certifications:

•	IFS/BRC;

•	KOSHER;

•	Sysco IPM-AIB International;

•	BASC; and

•	EUROGAP.

In addition, certain of our main customers and primary buyers, primarily in the United States and Europe, require that we follow additional protocols and procedures related to food safety and security, as well as chemical and environmental controls. Some of these protocols are more stringent than those to which we are subject by law. These protocols stress the need for preventive control, monitoring, and action in direct control operations targeted to the ultimate quality of the product.

In the European market, several protocols aim to foster the rational management of non-renewable resources and to prevent microbiological and chemical contamination. The U.S. market requires more preventive awareness in microbiological, bio-safety and bioterrorism control, incorporating chemical and environmental control requirements, and verifying compliance with the labor laws of supplier countries. Asian countries require comprehensive controls under the ISO, International Standardization Organization, structure, which require production to be based on planning, performance, verification and action.

Insurance

We carry customary insurance coverage on our land, processing plants and exports. This consists of a multi-risk policy on our land and all assets materially linked thereto. We also carry a multimarket credit insurance policy over our exports of fresh products. We are insured against damage caused by an earthquake and other natural disasters, accidents or other similar events (including coverage for losses due to resulting business interruption). See “Risk Factors—Risks Related to our Business and Industry—The land and processing plants we operate or manage may suffer loss or damage which may not be covered by our insurance policies.”

Employees

Our employees are classified as either production workers or administrative workers. During 2020, we employed on average 15,313 production workers and 946 administrative employees. On the 2020 peak months of blueberry harvesting, we employed a total of 12,795 production workers. During 2019, we employed on average 15,232 production workers and 1,076 administrative employees, and, during 2018, we employed on average 12,168 production workers and 935 administrative employees.

The areas of Northern Peru where we operate have recently been characterized by employment growth exceeding the national average, according to Peru’s National Institute of Statistics and Informatics (Instituto Nacional de Estadística e Informática). As a result, the competition between the agro- businesses in the region for quality production workers to harvest crops and perform related processing tasks has increased. Many competitors are offering better salaries to production workers in light of the more competitive market. However, we have gone further by also offering our employees relatively generous benefits to attract loyal and high-quality production workers. To date, we have not experienced any material shortage of labor, and we believe that this is partly due to the benefits package and the training we offer our workers, as well as the availability of year-round labor opportunities due to the different crops we harvest.

As of December 31, 2020, approximately 7.5% of our employees were covered by collective bargaining agreements with labor unions. In the last five years, we have not experienced a work slowdown, work stoppage, strike or other labor disputes promoted by our employees that had a material effect on our business or results of operations in Lima, Virú and Trujillo. However, during the last days of 2020, a national work stoppage was held in the regions of Ica and La Libertad, the most important regions for agroindustry in Peru. The work stoppage was promoted by agricultural workers unions that were seeking for the repeal of the Agricultural Sector Promotion Law and the issuance of a new agricultural law contemplating more labor benefits and wages increases. On December 31, 2020, the Peruvian Congress published the New Agricultural Law. Our employees did not promote the work stoppage but did participate, generating a stoppage of our operations in Virú and Trujillo for nine days.

We pay substantial attention to the ongoing training of our employees, which we believe plays a significant role in strengthening the leadership and efficiency of our Company. Our training focuses on strengthening technical knowledge, efficiency building and other aspects of professional development. Our training programs also support the various certification programs we undertake, such as BASC, HACCP, the Global Compact and BSCI.

Our human resources social welfare division also conducts health and well-being campaigns for our personnel and their families in ophthalmology, dentistry, gynecology and other medical fields. We also provide customary medical insurance and allowances in the case of death, as well as loans for studies, housing or emergencies. From January through March of each year, we carry out a benefit program called “Useful Vacations”, which seeks to reinforce the math and language skills of the children of our workers, as well as to promote artistic and cultural activities during their time away from school.

Legal Proceedings

Labor Proceedings

As of March 31, 2021, there were 518 labor proceedings pending against the Company, with an estimated total amount in controversy of U.S.$17.89 million. Based on the opinion of our internal legal counsel, we estimate that the amount for which loss is possible is U.S.$8.7 million and we have provisioned U.S.$3.6 million in our most recent annual audited financial statements. We believe that such claims and actions will not have a material adverse effect on our business or results of operations.

The underlying claims of the aforementioned proceedings can be divided as follows: (i) 273 proceedings for social benefits (mainly overtime and time-of-service compensation, among others), which represent 52.7% of the overall proceedings, (ii) 53 proceedings for labor replacement, which represent 10.2% of the overall proceedings, (iii) 42 proceedings related to pension funds payment obligations, which represent 8.1% of the overall proceedings, (iv) 33 proceedings for non-compliance with labor regulatory provisions, which represent 6.4% of the overall proceedings, (v) 30 proceedings for severance and social benefits, which represent 5.8% of the overall proceedings, (vi) 23 proceedings related to disciplinary sanctions, which represent 4.4% of the overall proceedings, and (vii) 67 proceedings related to other matters, which represent 12.4% of the overall proceedings.

Fundo Gloria Litigation

In 2003, Camposol acquired title to the Fundo Gloria, a 1,018 hectare parcel of land in the Virú district. Due to a criminal proceeding for illicit enrichment against a prior owner, Mr. Augusto Miyagusuku, the Peruvian public prosecuting office for money laundering offenses and asset forfeiture (Primera Fiscalía Supraprovincial Corporativa Especializada en Delitos de Lavado de Activos y Pérdida de Dominio) filed a lawsuit against Camposol on February 15, 2016, aimed at recovering title of Fundo Gloria. As of the date of this prospectus, the case is continuing under the Specialized Court for Asset Forfeiture of Lima (Juzgado Especializado en Extinción de Dominio de la Corte Superior de Justicia de Lima)—Case No. 56-2019. Camposol has filed evidence supporting that it acquired the ownership in good faith and without knowledge of the dealings of Mr. Miyagusuku. On July 31, 2020, the evidence phase (etapa probatoria) ended. On April 6, 2021, the hearing for closing arguments was held. After hearing and reviewing Camposol’s and the prosecutor’s positions, the Judge will issue a first instance ruling.

In the view of our management in consultation with our legal advisors, we believe Camposol has legal arguments to obtain a favorable ruling. Camposol acquired this parcel in 2003 in good faith from a subsequent owner, who had acquired the property in good faith from Mr. Miyagusuku prior to any criminal investigation. As a result, we believe that Camposol’s ownership of this parcel is protected under Peruvian law. However, even if Camposol does not lose title to Fundo Gloria, any allegations associating Camposol with the actions of Mr. Miyagusuku, however unfounded, may negatively affect Camposol’s and our reputation and/or businesses standing. We have made no provision in connection with this litigation.

Tax Proceeding

In the context of an audit of the income tax obligations of Camposol S.A. pertaining to fiscal year 2004, the Peruvian tax authority assessed tax liabilities and penalties for an amount of approximately U.S.$0.73 million. The matter is currently being tried in the Peruvian tax court (Tribunal Fiscal). No provisions have been made in support of this contingent liability.

Environmental Proceedings

As of February 28, 2021, we are part of three ongoing administrative sanctioning proceeding related to the activities that we have performed in three of our properties in Colombia where our avocado crops are harvested.

The first administrative sanctioning proceeding was initiated by Corporación Autónoma Regional de Caldas or “CORPOCALDAS” on January 22, 2019, alleging the illegal logging of some species of tree ferns (Cyatheaceae sp) in our La Morena property while we were performing activities aimed at adapting the land for planting avocados. On April 9, 2021, CORPOCALDAS resolved that Camposol Colombia is environmentally responsible for: (i) the environmental damage caused in the ecosystem by felling of forest species in the Central Forest Reserve Zone, and (ii) imposed an economic sanction of $377,239,134 Colombian Pesos (approximately, US$103,449). We filed a reconsideration claim before CORPOCALDAS on April 23, 2021, seeking the revaluation of the economic sanction imposed to Camposol Colombia based on, among others, that the resolution imposing the sanction does not consider (i) the efforts and proofs that Camposol Colombia has already performed in order to recover the affected lands, and (ii) that Camposol Colombia has already carried out several of the recovery actions of the lands included therein.

The second administrative sanctioning proceeding, which is under an investigation stage, was initiated by CORPOCALDAS on April 29, 2019, alleging the burning and logging of some species of patula pines close to a source of water in our El Castillo property, while we were disposing of waste from forest harvesting and burning in the protective forest strip for planting activities. The third administrative sanctioning proceeding was initiated by Corporación Autónoma Regional del Valle del Cauca on July 16, 2019, alleging the improper movement of forest species without the required permits in our Ana Liga property while the company Empresa Maderas S.A. was mobilizing timber from the harvesting authorized by Resolution 0730 No. 0733-000893 dated May 30, 2019. We believe that such claims and actions will not have a material adverse effect on our business or results of operations.

In the view of our management in consultation with our Colombian legal counsel, in each of the proceedings we could be subject to a reprimand or a monetary sanction equivalent to up to 5,000 legal monthly minimum Colombian wages (approximately U.S.$1.2 million). We are unable to predict the extent of potential sanctions and penalties, and as such could potentially be subject to adverse effects to our production.

Property, Plants and Equipment

In recent years, we have invested in purchasing and leasing arable lands and planting throughout Latin America, with the objective of diversifying our production capacity. In the case of avocados, we acquired 4,109 hectares of land in Colombia in the departments of Risaralda, Quindio and Valle del Cauca, with the primary objective of expanding our commercial window to increase our presence in our sales markets throughout the year.

Moreover, we purchased 1,518 hectares in Uruguay (Salto province), a traditional citrus-producing region, to further expand our volumes of tangerines and to complement our Peruvian production window, increasing our commercial presence from three to six months of the year. As of December 31, 2020, we had 749 hectares planted of which 217 hectares are already in production. We expect to complete the planting of the remaining area in 2022 and to reach peak production by 2028.

In addition, in 2020, we leased 176 hectares in Chile (Sexta region) to conduct a pilot project with cherries, to test the agricultural hypothesis for high scale production. In 2020, we also leased 61 hectares in Mexico (Los Mochis region), an initiative to study the future development of our blueberry business in a region closer to our primary market, the United States.

The table below presents details of the owned agricultural land by the Group:

			Area in Hectares (Has)
Land	Country/Region	2020	2019	2018
Mar Verde	Peru /La Libertad	2,496	2,496	2,496
Agricultor	Peru /La Libertad	1,570	1,570	1,570
Gloria	Peru /La Libertad	1,018	1,018	1,018
Agromás	Peru / La Libertad	414	414	414
Virú – San José	Peru / La Libertad	324	318	318
Compositan	Peru / La Libertad	3,778	3,778	3,778
Yakuy Minka	Peru / La Libertad	2,766	2,761	2,761
INAIN	Peru / La Libertad	22	22	22
Huangala – Terra	Peru / Piura	2,549	2,549	2,549
Citricola Salteña/El Tero	Uruguay/Salto	838	838	838
Jamilco/El Tero	Uruguay/Salto	683	683	681
Florida	Colombia /Valle del Cauca	2,421	2,421	1,031
Valle del Cauca/Quindio	Colombia/ Caldas	1,688	1,688	—

		20,567	20,556	17,475

Furthermore, the table below presents details of the leased agricultural land by the Group:

Land	Country/Region	Crop	2020	2019	2018
Los Mochis	Mexico /Sinaloa	Blueberries	61	—	—
Sexta	Chile/Pichidegua	Cherry	176	176	—
Trujillo	Peru /La Libertad	Blueberryies	473	473	473
Piura	Peru / Piura	Mangoes	142	142	142
Arequipa	Peru / Arequipa	Tangerines	34	34	34
Chiclayo	Peru / Lambayeque	Various (R&D)	72	72	72

INDUSTRY

Overview

We plant, harvest, process and export blueberries (fresh and frozen), avocados (fresh and frozen), tangerines (fresh and frozen), mangoes (fresh and frozen) and grapes (fresh). In 2019, we had U.S.$326.6 million in sales, U.S.$83.6 million in profit, U.S.$120.2 million Adjusted EBITDA, a 25.6% profit margin and a 36.8% Adjusted EBITDA Margin. In 2020, we had U.S.$343.2 million in sales, U.S.$29.8 million in profit, U.S.$116.8 million Adjusted EBITDA, a 8.7% profit margin and a 34.0% Adjusted EBITDA Margin.

We have benefited from a combination of factors that have supported the rapid growth of the Peruvian agribusiness export sector. Peru’s export industry benefits from a business climate that welcomes foreign investors and encourages trade. Free-trade agreements with all major trading partners, including the United States, the European Union and China, provide a stimulus to Peru’s export industry. The agricultural sector continues to be labor intensive, and Peru’s agribusiness industry benefits from its access to relatively cheap farm labor.

Peru’s combination of favorable business climate, trade agreements, labor costs and climatic conditions helped lay the foundation for developing a competitive and successful agricultural export industry. We seek to take advantage of these factors to grow and consolidate our existing business and become the leading player in the Peruvian agribusiness sector. In 2019, Peruvian exporters accounted for 39.2% of the U.S. market’s total blueberry imports (U.S.$237 million) and 8.2% of the U.S. market’s total avocado imports (U.S.$2,761 million), according to the U.S. Department of Agriculture. In 2019, based on MT, we accounted for 24.6% of total Peruvian blueberry exports and 7.8% of total Peruvian avocado exports, according to ADEX and our internal information, respectively.

According to a study undertaken by the United States Department of Agriculture—USDA comparing food purchase decisions of millennial households to those of other generations, millennials (i) have a stronger preference for fruits and vegetables, (ii) make fewer trips to the grocery store per month, and (iii) spend less time in food presentation, preparation and cleaning, purchasing a larger portion of ready-to-eat foods. Furthermore, according to the same study, millennials work with trusted sources on food and nutrition claims, such us (i) nutritionists, in 65% of cases, (ii) dieticians, in 58% of cases, (iii) family and friends, in 57% of cases, (iv) personal trainers, in 45% of cases, and (v) packaging claims, in 26% of cases. Fresh produce represents one of the fastest growing food categories, growing at a 2.1% CAGR from 2015 to 2020, which is significantly higher compared to other food categories such us, sauces & dressing, seafood, hot drinks, staple food and meat which have increased at CAGRs of 1.5%, 1.4%, 1.2%, 0.7% and 0.1%, respectively, and confectionery and milk which have remained with a neutral increase. U.S. per capita consumption CAGR for the ten year period ended 2019 increased by 9%, 6%, 5%, 4% and 1% for blueberries, avocadoes, tangerines, mangoes and grapes, respectively. For the ten year period ended 2019, blueberries, avocadoes, tangerines, mangoes and grapes where five of the six top products.

Blueberries

The blueberry market has been expanding globally with recent data showing that world consumption has more than doubled between 2013 and 2019, as according to FAOSTAT. This uptick in growth has been driven by heightened interest from Asian markets, which is helping supplement traditional consumption in the United States and a handful of European countries. Over the course of 2010-2019, consumption, as measured by imports, grew at a compound annual growth rate of 15%, 25% and 24% in North America, Europe and Asia, respectively. The United States and Canada still produce the majority of the world’s blueberries, but South America is estimated to become an important market for the production of blueberries, and its planting rate has recently exceeded the North American planting rate.

Global Demand

Traditionally consumed in North America and a handful of European countries, blueberries have been increasing in popularity due to a greater public awareness of their perceived health benefits. The blueberry market has been rapidly expanding because they are believed to have some of the highest concentration of antioxidants available among fruits and are rich in manganese and vitamin C. For example, in North America (the largest importer of blueberries, with a 65% share of global imports), blueberry imports grew at 12.9% Compound Annual Growth Rate (“CAGR”) for the period 2013-2019, according to FAOSTAT.

In the United States, blueberries are known for their overall health benefits, taste and versatility for a variety of situations, including healthy snacking and baking. The United States is the world’s largest consumer of blueberries and the average per-capita consumption of fresh blueberries has grown at an annual rate of approximately 8.5% between 2010 and 2019 (from 1.1 lbs. in 2010 to 2.3 lbs. in 2019). Sold both fresh and frozen, high demand amounted to retail sales of U.S.$1.6 billion for fresh blueberries and U.S.$231 million for frozen blueberries in 2018. According to FAOSTAT, global blueberry import value amounted to U.S.$2.5 billion in 2019, growing at a 19.6% CAGR from 2015.

Global Supply

According to FAOSTAT, global production of blueberries increased approximately 94%, to 823,000 MT, from 2013 to 2019, especially in Europe, Asia and Latin America. Blueberry exports grew at 19.9% CAGR worldwide for the period 2013-2019. Peru experienced considerable growth in exports during this period, increasing its exports from 1,490 MT in 2013 to 124,800 MT in 2019. Other countries with notable growth rates in exports throughout this period include Morocco (31.9% CAGR), Spain (37.1% CAGR), the Netherlands (30.3% CAGR), Poland (15.1% CAGR) and Germany (21.7% CAGR).

Typically, production and harvest season in the northern hemisphere runs from April to October, with countries in the southern hemisphere (particularly South America) supplying demand in counter-season from September to April.

United States

According to the U.S. Highbush Blueberry Council, the top producing regions in the United States include California, Florida, Georgia, Indiana, Michigan, Mississippi, New Jersey, North Carolina, Oregon and Washington. In the United States, more than 800 new blueberry products are introduced each year. The main production window in the United States is its summer season, from April to September. South America and Peru are strategically located to supply this market in counter-season, producing from September to April. As a result, the United States increasingly relies on imports during the winter months, especially from Mexico and South America.

On February 11, 2021, the United States International Trade Commission determined that fresh, chilled, or frozen blueberries are not being imported into the United States in such increased quantities as to be a substantial cause of serious injury, or the threat of serious injury, to the domestic industry producing an article like or directly competitive with the imported article.

Peru

According to MIDAGRI, Peru is the largest blueberry exporter in the world. During 2019, Peru’s blueberry exports amounted to U.S.$820 million, a 48% increase from 2018, according to MIDAGRI. The United States is the primary export market for Peruvian blueberries, accounting for U.S.$468 million in sales in 2019, followed by Netherlands (U.S.$182 million) and in third place, China (U.S.$68 million), as reported by MIDAGRI. Furthermore, recent negotiations between Peru’s government and Chinese authorities have enabled Peruvian companies to export blueberries to China following regulatory approval and the signing of a trade agreement, which was entered into in November 2016. On February 24, 2017, the first containers of Peruvian blueberries arrived at the Jiangnan market in Guangzhou, China.

With approximately 12,000 hectares of planted crops, in 2020, blueberries became the main Peruvian agricultural product for exports. La Libertad region, where some of Camposol’s plantations are located, has Peru’s most productive blueberry plantations, the largest amount of planted area and provides the majority of the country’s blueberry production. Natural greenhouse conditions, proximity to the tropical equatorial regions and stable temperatures throughout the year provide significantly higher product yields. According to the ABP, Biloxi variety accounts for the majority of blueberry planted in Peru.

Blueberry Prices

Average worldwide blueberry prices increased substantially during the 2000s, reaching a peak in 2018 of U.S.$5.15 per kg and growing at a rate of 7.5% CAGR between 2000 and 2019. Worldwide prices averaged U.S.$3.75 per kg between 2010-2019. Average worldwide blueberry prices for 2019 were U.S.$4.17 per kg.

The U.S. blueberry market is characterized by a marked seasonality, with prices peaking throughout the fall and winter months when local production decreases. Countries such as Peru now take a lead role in supplying the United States and the northern hemisphere by taking advantage of a different production window, effectively creating year-round supply and accessing the market when supply from other regions is seasonally low.

Avocados

Peru is the second largest exporter of Hass avocados to the United States, second only to Mexico, according to the Hass Avocado Board. Peruvian avocado production has several advantages, due to unique climatic conditions. Given its specific climatic factors, Peru’s avocado production is able to achieve higher yields and reach the largest avocado markets, such as the United States and Europe, during a time window of low supply. Since July 2011, Peruvian Hass avocados have been fully cleared to enter the U.S. market, the largest avocado market in the world, without quarantine treatment and duty free, given the free-trade agreement between both countries. In August 2015, the Chinese market was also opened for Peruvian Hass avocados without quarantine and duty free, as a result of the free-trade agreement entered between both countries. China is not yet a large market for avocados. Currently, avocados are a relatively new crop to the region and have been used in the cuisine of the Chinese upper middle class for less than ten years. However, avocados have recently emerged as an on-trend product, and are now included on most restaurant menus and in juice bars in major Chinese cities, such as Shanghai. Import volume of avocados to the Chinese market has grown at double-digit compound annual growth rates over the last five years.

Global Demand

Global demand for avocados comes primarily from North America and Europe, which together accounted for 89.2% of imports, in 2018. The United States is currently the largest importer of avocados, accounting for 40.3% of global imports during 2018. Other high-demand countries include the Netherlands, France, Germany, the United Kingdom, Spain, Japan and Canada. Global avocado import value amounted to U.S.$7.1 billion in 2019, growing at a 7.7% CAGR from 2017 to 2019.

The following table sets forth avocado imports by region, in millions of U.S. dollars, for the years indicated:

Global avocado imports	2017	2018	2019
Europe	2,454	2,541	3,242
North America	2,952	2,672	3,102
Japan	205	218	240
Rest of the world	520	616	529

Source: International Trade Centre

The Hass variety of avocados has the highest demand in the international market, according to USAID, and comprises the majority of avocado exports, given its higher yields and longer post-harvest lifetime, making it easier to transport over long distances.

The U.S. market is a growing market for avocados, with per-capita consumption growing from 1.8kg to 3.5kg per year between 2010 and 2019 (7.7% CAGR). Growth in U.S. demand for avocados has been driven by several factors, including the higher level of public awareness of the fruit’s perceived nutritional benefits and advertising to such effect, the rapidly growing Hispanic population in the United States and increased year-round availability of fresh avocados.

The following table sets forth the U.S. per-capita avocado consumption, in kilograms, for the years indicated:

U.S. per-capita avocado consumption
2010-11	2011-12	2012-13	2013-14	2014-15	2015-16	2016-17	2017-18	2018-19	2019-20	CAGR
1.8	2.3	2.5	2.8	3.2	3.3	3.1	3.6	3.8	3.5	7.7%

Source: U.S. Department of Agriculture (USDA)

The United States produces avocados primarily in California. However, decreasing domestic production volumes and increasing demand over the past decade have created a growing supply gap, which has been increasingly met by imports.

The following table sets forth U.S. Hass avocado sales by product origin, in thousands of metric tons, for the years indicated:

U.S. Hass avocado sales by product origin (000 MT)	2016	2017	2018	2019
Domestic production	366	202	313	204
Imports	1,873	1,959	2,227	2,361

Total	2,239	2,161	2,540	2,565

Source: Hass Avocado Board

The main sources of avocado imports into the U.S. market over the past five years have been Mexico, Chile and Peru, with Mexico accounting for the vast majority of imported volumes.

The following table sets forth U.S. Hass avocado imports by country of origin, in thousands of metric tons, for the years indicated:

U.S. Hass avocado imports by country of origin (000 MT)	2016	2017	2018	2019
Mexico	1,719	1,734	1,988	2,146
Peru	72	144	181	183
Chile	56	81	58	33
Dominican Republic	27	0	0	0
New Zealand	0	0	0	0

Total	1,873	1,959	2,227	2,361

Source: Hass Avocado Board

The European Union and United Kingdom markets are mainly supplied by Peru, Chile and Mexico, collectively contributing approximately 64% of their total imports in 2019. The European Union, including the United Kingdom, avocado imports grew 24% between 2012 and 2019 annually, according to the International Trade Centre.

Global Supply

Global avocado production is highly concentrated, with a handful of countries accounting for most of the world’s output. According to FAOSTAT, the main avocado producers in 2019 were Mexico, the Dominican Republic, Peru, Colombia, Indonesia, Kenya and Brazil. Mexico’s production accounted for 31% of total global output in 2019. During this period, Peru was the world’s third largest producer. Hass variety producing countries are mainly United States, Mexico, Chile, Peru, and South Africa.

According to the MIDAGRI, at the end of 2018, Peru had around 40,134 hectares of avocado plantations. Peruvian avocado production is competitive given its harvest timing, consistent quality and high yield levels. Average yields in Peru in are estimated at 2.5 metric tons per hectare for 2019, one of the highest of the world’s major producers.

The following table sets forth Peruvian avocado exports, in thousands of metric tons, for the years indicated:

Peruvian Avocado Exports	MT (000s)
2010	59.5
2011	81.5
2012	83.6
2013	114.5
2014	179.1
2015	175.7
2016	194.1
2017	247.4
2018	359.4
2019	312.1

Source:	International Trade Centre

Global Exporters

Global avocado exports are highly concentrated; with the top three exporters accounting for 70% of total volumes. According to the International Trade Centre, the largest avocado exporters in 2019 were Mexico (with a 46.2% share), Peru (12.5%), the Netherlands (10.8%), Chile (6.3%), Spain (4.8%), Kenya (2.5%) and the United States (2.4%).

Global avocado exports by country (000 MT)	2017	2018	2019
Mexico	898	1,092	1,153
Peru	247	359	312
Netherlands	189	246	270
Chile	193	144	157
Spain	107	109	119

Global	2,007	2,428	2,494

Worldwide avocado export volumes increased at a 13.0% CAGR during 2012-2019, according to the International Trade Centre. Among the top exporters, the fastest growing countries in terms of volumes during the period 2012-2019 were Peru, growing at a 20.7% CAGR, Netherlands at 19.4%, Kenya at 13.5% and Mexico at 12.9%. Peru has emerged as a new supplier to the U.S. market after being granted market access in 2010 and positioning itself as a supplier when California production falls short of demand.

Avocado Prices

Worldwide average avocado prices increased substantially during the 2000s, reaching a peak of U.S.$2.92 per kilogram in 2017 and growing at a rate of 4.3% CAGR between 2001 and 2019. Between 2010 and 2019, the worldwide average price per kilogram of avocado was U.S.$2.32. In 2019, the worldwide average price per kilogram of avocado was U.S.$2.72.

REGULATORY ENVIRONMENT

Peru

According to article 63 of the Peruvian Constitution, in Peru any foreign investor has the same rights as a domestic investor.

The specific terms of this constitutional guarantee are contemplated in the Framework Law for Private Investment Growth (Ley Marco para el Crecimiento de la Inversión Privada), Legislative Decree 757, in force since November 1991. Through this law, investors have the right to freely remit foreign currency abroad, as well as dividends, profits, royalties and/or compensation for the use of technologies and industrial equipment. In case an investor needs to exchange currency, the investor has the right to access the most favorable exchange rate available in the market.

Per article 88 of the Peruvian Constitution, the State guarantees the ownership rights an entity or individual has over land; nevertheless, applicable law may set forth limits on such ownership rights depending on the specific characteristics of the property’s surroundings. As of the date of this prospectus, the Agriculture Investment Promotion Law (Ley de Promoción de las Inversiones en el Sector Agrario), approved by Legislative Decree 653, and Law 26505, which regulates article 88 of the Peruvian Constitution, has not set a limit to the amount of land that can be owned by a single person or entity. However, we cannot assure you that in the future such law will not be amended to impose limits on land ownership. In addition, agricultural property can be transferred without the need of government authorization, but the transfer of the property will be subject to taxation.

Investments in agricultural activities are not subject to any legal or administrative conditions limiting their installation, functioning, operations and/or restricting the trading of such activities’ by-products. Moreover, prices for such products are determined by free market conditions. Peruvian law guarantees the right to use any kind of technology and industrial equipment.

Agricultural Labor Regime and Incentives for the Agrarian and Irrigation, Agro-Exporter and Agro-industrial Sector Law, Law No. 31110 and its regulations approved by Supreme Decree No. 005-2021-MIDAGRI and Supreme Decree No. 006-2021-TR.

The New Agricultural Law that replaced the Agricultural Sector Promotion Law (Ley de Promoción del Sector Agrario), approved by Law 27360, as amended by Urgency Decree No. 043-2019, and its regulations, approved by Supreme Decree 49-2002-AG, has set forth provisions applicable to an individual or a legal entity cultivating land and/or operating breeding farms. Pursuant to said provisions said individual or legal entity is entitled to certain tax and labor benefits which are in effect since January 1, 2021. The main benefits of the New Agricultural Law applicable to Camposol are the following:

•

reduced income tax rate of 15% until the end of 2022, after that, a progressive increasing regime will apply up to 2028 when the income tax rate applicable to the company will be equal to the general income tax rate (29.5%);

•	employer pays 7% of the monthly fee for health insurance (EsSalud) until December 31, 2022 (this contribution will increase to 8% as of January 1, 2023, and to 9% as of January 1, 2025); and

•	until December 31, 2025, 20% depreciation rate for hydraulic infrastructure.

The following chart shows the minimum remuneration components’ differences and related costs of the new regime introduced by the New Agricultural Law with respect to general labor regime in Peru that are applicable to the Company’s Peruvian subsidiaries:

Item	General Labor Regime (PEN)	Regime under the New Agricultural Law (PEN)

Minimum daily remuneration	31.00	31.00

+ Legal bonuses (daily proportion)		5.17

+ Compensation for time of services (daily proportion)		3.02

Minimum daily remuneration	31.00	39.19

Minimum monthly remuneration	930.00	1,175.70

Annual remuneration	11,160.00	14,108.40

Legal bonuses	1,860.00	Included within the minimum daily remuneration*

CTS (Compensación por tiempo de servicios)	1,084.57	Included within the minimum daily remuneration*

Special Bonus for Agricultural Work - BETA (Bonificación Especial por Trabajo Agrario)	Not applicable	279.00 per month

Minimum annual remuneration	14,104.57	17,456.40

*

As mentioned in numeral (i) below, under the New Agricultural Law each employee has the right to choose if the legal bonuses and compensation for time of services would be included in a daily proportion in the minimum daily remuneration or are paid according to the terms of the general regime (semi-annual).

In labor matters, the most relevant modifications introduced with the New Agricultural Law are the following:

(i)

The right of the employees to choose if the legal bonuses and compensation for time of services are paid within the term established by general law (semi-annual) or included on a pro rata basis in the daily remuneration;

(ii)

Payment of a Special Bonus for Agricultural Work equivalent to 30% of the minimum legal wage (remuneración minima vital) that is not part of the salary for pension and benefits purposes (i.e., it is not legally regarded as salary (remuneraciones). Said bonus can be paid monthly or daily, depending on the remuneration scheme chosen by the employee;

(iii)

Progressive increase on the percentage of profits of the employer to be distributed among the employees starting on 2024: (i) during 2021, 5% (same as under the Agricultural Sector Promotion Law), (ii) from 2024 to 2026, 7.5%, (iii) from 2027 onwards, 10%;

(v)

Increase in the current contribution rate for health social security (EsSalud) and acceleration of the dates for progressive increase of such rates: (i) from 2021 to 2022, 7%, (ii) from 2023 to 2024, 8%, (iii) from 2025 onwards, 9% (general income tax rate). It should be noted that under the Agricultural Sector Promotion Law, the contribution rate was 6% until December 31, 2024; and

(vi)	Minimum working conditions, related to transfer of employees to work centers and the implementation of healthy and safety conditions, among others.

With respect to tax matters, the most relevant modifications introduced with the New Agricultural Law are the following:

(i)

The reduced income tax rate of 15% will be increased starting from the year 2023, being the regime applicable to Camposol as follows: (i) for 2021 and 2022, income tax rate of 15% and a rate of 0,8% for payments on account; (ii) for 2023 and 2024: income tax rate of 20% and a rate of 1% for payments on account; (iii) from 2025 to 2027: income tax rate of 25% and a rate of 1,3% for payments on account; and (iv) from 2028 onwards: general income tax rate (currently 29,5%) and a rate of 1,5% for payments on account; and

(ii)

Until December 31, 2025, agricultural companies can apply an accelerated depreciation rate of 20% per year on the amount of their investments in hydraulic infrastructure works and irrigation works, and an early recovery of Value Added Tax (VAT) in accordance with the provisions of Legislative Decree No. 973, which established the Special Regime for Early Recovery of VAT (Régimen Especial de Recuperación Anticipada del IGV).

The New Agricultural Law has been strongly criticized by agricultural companies and group of business associations, but also by agricultural employees committees, the National Federation of Agro-industrial Workers and other employees unions. The main criticisms from the employees to the New Agricultural Law are that the Special Bonus for Agricultural Work is not part of the salary for pension and benefits purposes (i.e., it is not legally regarded as salary (remuneraciones), and that the salary increase is not enough.

Water Supply Law

According to the Law of Water Resources (Ley de Recursos Hídricos or “LWR”) Law 29338 and its regulations, enacted by Supreme Decree 001-2010-AG, water resources are the inalienable property of the Peruvian State and not subject to acquisitive prescription. However, rights for the use of water are granted by the ANA based on certain availability and technical criteria and according to the parameters explained below, and following the provisions and priorities contemplated under the LWR.

ANA is the competent authority to grant the following rights:

•

permits, which are issued exclusively over surplus water resources, subject to the availability of water from time to time and, in the case of water for agricultural use, are issued for growing only certain crops;

•	authorizations, which are granted for a fixed term and allow the use of water to perform studies or other determined activities and/or for other temporary and specific tasks; and

•	licenses, which entitle the permanent use of water for a specific purpose (such as agriculture).

According to Peruvian law, authorizations are typically granted for a two-year period, which period can be renewed for an additional two years, while licenses and permits are granted for an indefinite period of time subject to compliance with certain legal and technical conditions established for the use of the water resource. While licenses and permits are granted for an indefinite period, the effective use of water is subject to its availability.

Peruvian law establishes that water must be used efficiently without affecting its quality or the environment, and giving priority to primary water uses (such as water for food preparation, direct consumption and personal hygiene) and preexisting water rights. The LWR recognizes three types of water uses and establishes the priority order explained below. Using these uses and priorities as a reference, the ANA grants the corresponding rights to use water resources. The types of uses and priorities established by the LWR are the following:

•	primary use: implies the use of water for food preparation, direct consumption and personal hygiene as well as its use in cultural ceremonies and religious rituals;

•	population use: implies obtaining water from a fountain or public network, properly treated, to meet basic human needs; and

•

productive use: entails the use of water in productive processes or in earlier stages thereof, including agricultural activities. Among productive uses, article 62 of the regulations of LWR states that agricultural uses of water have the first order of preference for granting water rights, over energy, industrial and mining uses, among other activities.

Except for primary use, the use of water resources requires obtaining the corresponding water right—license, authorization or permit—from the ANA. Use of water without obtaining the corresponding operating title is subject to a fine ranging between 0.5 to 10,000 Peruvian tax units for each non-authorized point of water extraction. As of the date of this prospectus, a Peruvian tax unit is equivalent to S/4,400.00. Likewise, (i) if it is found that water has been used inappropriately, (ii) if the legal and technical conditions established in the water right have changed, (iii) if there is a lack of two consecutive water payments, or (iv) if there is a situation of water resource scarcity, the ANA may revoke the corresponding water right.

Water rights, including licenses, may be terminated by government authorities or upon court order under certain circumstances, including: (i) waiver by the titleholder; (ii) annulment by the ANA of the resolution approving the corresponding permit, authorization and/or license, based on certain infringement to the LWR and its regulations; or (iii) failure by the titleholder to pay applicable water rights fees.

Since the LWR sets forth that the use of water is subject to its availability, the holders of water rights are required to provide the ANA with evidence about their needs and volume of required water on a permanent basis.

Currently, we have all the proper licenses granted by the ANA for the use of water in our plants located in the Virú-Chao and Piura regions. Nevertheless, the license related to the Agroalegre field in Piura, which was requested for the use of water on 585.1 hectares, was granted for 486.7 hectares. According to the ANA, the license for the use of water on the remaining 98.39 hectares was denied because there was not sufficient agricultural development in such area. Although we disputed this outcome, the ANA’s decision was eventually confirmed by its Administrative Tribunal. The water use licenses that the ANA has granted to us do not have an expiration date.

The LWR and its regulations also establish that the ANA is competent to determine (i) the fee to be paid for the water used by a titleholder, taking into account the nature of the activity carried by the titleholder and the volume of water used and (ii) the fee to be paid for using hydraulic infrastructure.

Pursuant to the LWR and its regulations, the fee for the use of each cubic meter of water is established by the ANA taking into account social, environmental and economic general standards and with a view of covering the costs related to an integrated water management and recovery system. The Local Water Administration (Administración Local del Agua, or ALA) is the competent authority in charge of collecting payment of the fees.

In 2012, the “Methodology for determining the value of economic fees for the use of water and the discharge of treated wastewater”, was approved by Resolution 457-2012-ANA, establishing that water sources must be categorized on an annual basis in terms of their availability, to determine the fee that every type of user (population, industrial or mining uses) is expected to pay for cubic meter of consumed water. For example, the fee for 2017 is 0.5% higher than the fee for 2016 and 2015, periods during which the fee remained the same. We cannot assure you that in the future the ANA will not further increase the fees for the use of water.

As of the date of this prospectus, we do not owe any money with respect to fees for the use of water.

Additionally, as user of a water supply service, we have to pay the operator of the hydraulic infrastructure a fee for the operation, maintenance, replacement and administration of the hydraulic infrastructure used for the water supply. This fee is established by the competent ALA taking into account social, environmental and economic general standards and with a view to (i) covering the costs related to the operation, maintenance and other services needed to operate the hydraulic infrastructure and (ii) improving the socio-economic situation of the water basin.

Per the LWR Regulations, operators of hydraulic infrastructure have to present to the ANA a proposal for the fees to be charged for the use of hydraulic infrastructure. This proposal must be elaborated following the Technical and Economic Guidelines established for the ANA and within the timeframe established by the Water Administrative Authority (“WAA”, which is constituted by all the ALAs of the Peruvian territory). The WAA is responsible for the approval of the fees for the use of (i) main hydraulic infrastructure; (ii) minor hydraulic infrastructure and (iii) the monitoring and management of groundwater. According to the Technical and Economic Guidelines, the fees are renewed and revised on a yearly basis.

If the operator fails to present the fee proposal, or does so extemporaneously or failing to observe the technical and economic guidelines referred to above, the ALA will approve ex officio the value of the referred fees pursuant to the following criteria:

•	for fees for the use of minor hydraulic infrastructure: an increase of up to 5% above the fee applicable to the preceding year will apply; and

•	for the fees for the use of main hydraulic infrastructure: an increase of up to 2% above the fee applicable to the preceding year will apply.

Moreover, the Law of Water User Organizations (Ley de Organizaciones de Usuarios de Agua), Law 30157, establishes that the Boards of Users (Juntas de Usuarios) in which we participate, are expected to adjust their activities in a manner consistent with the supervision powers corresponding to ANA for the monitoring, control and enforcement of operation standards for Water User Organizations, especially regarding the correct charge, collection and transfer of fees and incomes.

Environmental Matters

We are subject to a broad range of environmental laws and regulations, which require us to incur costs and capital expenditures on an ongoing basis and expose us to substantial liabilities in the event of non-compliance. These laws and regulations also require us to obtain the approval of an environmental management instrument for the execution of our activities and to obtain and maintain other environmental permits, licenses and authorizations for such purposes. In this regard, government environmental agencies could take enforcement actions against us for any failure to comply with applicable laws and regulations. Such enforcement actions could include the imposition of fines, revocation of licenses, suspension of operations or imposition of criminal liability for non-compliance. These laws and regulations require us, among other things, to minimize risks to the natural and social environment while maintaining the quality, safety and efficiency of our facilities.

We are committed to the reliable, responsible, efficient and safe operations of our activities with a disciplined focus on high operating, health, safety and environmental standards.

Any change to environmental regulations will likely include environmental compliance costs. Compliance with new or modified environmental regulations could require us to make significant capital investments in additional pollution controls or process modifications.

As of the date of this prospectus, our previous Environmental Compliance and Management Program (Programa de Adecuación y Manejo Ambiental or “PAMA”), obtained by means of Directorial Resolution No. 048-09-AG-DVM-DGAA, dated November 16, 2009, which included the execution of eight environmental commitments, has been fully implemented and executed. A new PAMA has been approved by the Directorial Resolution N° 655-2016-MIDAGRI-DVDIAR-DGAAA, dated December 16, 2016. This new PAMA has been implemented since its approval, with a five-year term to be updated in 2021.

Sanitary Regulation

Pursuant to the provisions set forth in the Peruvian Food Safety Law, approved by Legislative Decree N° 1062, and in the Peruvian Regulations for Food and Agricultural Health and Safety, approved by Supreme Decree N° 004-2011-AG, our production facilities must have a Phytosanitary Certificate (“PSC”) and a Sanitary Authorization granted by the National Service of Agrarian Health (Servicio Nacional de Sanidad Agraria). Depending on the specific jurisdiction, we may have to comply with additional requirements to export our products (e.g., to export blueberries to the United States, we need a United States Importation Permit; to export blueberries to China, we need to have a Production Location Certificate and a Packing Facility Certificate). As of the date of this prospectus, we have all the certificates and authorizations required under Peruvian laws to engage in trading activities with the foreign markets to which we export our products.

Colombia

The cornerstone of foreign investment regulations in Colombia is the principle that foreign investors will receive the same treatment as national investors (and vice-versa).

Foreign investment is permitted in the agriculture sector. There are 2 types of foreign investment: foreign direct investment and portfolio foreign investment. Foreign direct investment is defined as: (i) equity contributions made to the capital of local companies or branches with non-Colombian head offices, (ii) the acquisition of real estate by foreign investors, or (iii) the investment in private equity funds. Foreign direct investment may be made via currency and/or assets.

Portfolio foreign investment is investment made through local capital markets, which must be channeled through specially designated managers who hold portfolio foreign investment funds composed of investments made by individuals or legal persons. Permitted portfolio investment managers are stock brokerage entities, trust companies and any investment management company regulated by competent authorities.

Concerning customs matters, in Colombia, the exporter of record (“EOR”) is a legal person or legal entity that carries out the export operation from Colombia to abroad. The EOR must have a Tax ID in Colombia. The EOR may act directly before the Tax and Customs Authority (“DIAN” per its Spanish acronym) or through a customs broker that will act on behalf of the EOR before the DIAN.

Exports (including those of avocado) are not currently subject to payment of any customs duties or taxes. Additionally, the exporter is allowed to deduct from its tax records the VAT of the exported goods.

The avocado is classified under tariff subheadings 0840.40.00.10 (“Hass avocados”) and 0840.40.00.90 (“Other avocados”). There are no restrictions for exporting avocado, nor quotas or licensees set by the government that eventually limited the amount of exports

The export procedure must comply with the general requirements establishes on Decree 1165 of 2019, and before the export, some regulatory requirements must be fulfilled, as follows: (i) acquisition of the certificate of sanitary inspection (CIS) for export from the National Institute for Food and Drug Surveillance (“INVIMA”), (ii) the phyto or zoosanitary export certificate and/or certificate of sanitary inspection from the Colombian Agricultural Institute (ICA), (iii) the payment of the horticultural promotion fee of 1% of the sale value to the Colombian Horticultural Association, (iv) phytosanitary plan for fruit flies must be accredited and verified by the ICA, (v) the EOR must be registered with the Anti-Narcotics Police through the Single Window for Foreign Trade (VUCE), (vi) the property where the avocado is produced must be registered before the ICA Management Sectional of the jurisdiction where it is located.

Any natural or legal person could export avocado in Colombia, so the exporter must not belong to any association. Additionally, in general, export operations must be channeled through the exchange market. The requirements requested in the destination country must be reviewed by the EOR before exporting.

In connection with the investment in real estate and agribusiness projects, as per article 58 of the Colombian Constitution, the State guarantees the private property that has been lawfully acquired; nevertheless, the property has a social and ecologic function, which implies that for purposes of public utility declared by law, the private property must yield to the common good, either by voluntary negotiation or expropriation (eminent domain) proceedings.

In connection with (i) the avocado sector, as any other agricultural project, and (ii) rural lands, the ownership of rural land in Colombia is subject to different legal restrictions, set forth mainly in Law 160 of 1994. Such rural regime establishes limits to the amount of land that was originally awarded as vacant lots (baldíos) that can be owned by a single person or entity (contrary to originally private land, whose accumulation is not restricted). Law 160 includes the prohibition of acquiring former vacant lands if this implies the accumulation of an extension of land that exceeds the Family Agricultural Units (UAF as per its acronym in Spanish), which is a measure that varies in size depending on their location across the country. UAF’s extensions are determined, mainly, based on the lands fertility.

Likewise, the State has the power to clarify the origin of any rural land by means of clarification proceedings in order to confirm that it has properly been transferred from the State’s domain to an individual. In accordance with article 48 of Law 160 of 1994, the only alternatives to prove that real property was duly transferred from public State domain into private domain are: (i) a State granted title of ownership, or (ii) a title of transfer of domain registered before August 5, 1974. If any of the above cannot be proved within the mentioned proceeding, ownership of the property is fully restored to State domain.

Additionally, Law 1448 of 2011 -which is in effect until, at least, 2031- established, in favor of the persons displaced by violent acts from 1991 onwards, the right to resume the ownership and possession of their lands by means of a process called “restitution of lands”. Such proceedings could lead to the loss of the property by the current private individual. The current owners of real property can only be compensated or allowed to continue with exploitation of the land if they are able to prove good faith without fault. Extreme diligence is advisable to mitigate this risk. Furthermore, Law 160 of 1964 provides that the rights of the ethnical and indigenous communities over real estate property shall be protected by the State, which can result in disputes over land ownership and development of agricultural projects.

It is also important to highlight the possible risks derived from asset forfeitures which may result in loss of ownership rights due to: (i) noncompliance with the social and environmental requirements of land ownership ( i.e. breach of environmental regulation, and/or not developing rural property according to the guidelines of Law 160 of 1994), and (ii) the occurrence of the causes contained in article 16 of Law 1708 of 2014, which, in general terms, refers to the commission of criminal acts, acquisition of properties with money generated through illicit activities or the use of the properties for illicit purposes.

Real estate and agribusiness projects usually secure land rights via (i) purchase, (ii) usufruct, or (iii) lease agreements. All of the above must be recorded before the Public Registry Office for them to be enforceable against third parties. In any case, the project must be compatible with the applicable land use regulations issued by each municipality where the specific agribusiness project is to be developed. Local municipalities are entitled to issue regulations and restrictions for the operation of activities within their jurisdiction and verify that they comply with local land use (as determined in the Local Zoning Plan). Local Zoning Plans usually forbid the development of agricultural activities in certain specific natural reserves or other environmentally protected areas.

Real estate properties are subject to a Real Estate Tax which is a municipal tax levied annually in relation to the ownership, use or possession of real estate property in Colombia. The tax base of the real estate tax is assessed in accordance with the current Consumer Price Index (“CPI”). The rates vary, depending on factors such as the quality of the property, the use, the location and the municipality.

Other key taxes in Colombia for 2021 include: (i) Income and Capital Gains Tax; (ii) Wealth Tax; (iii) Value Added Tax (VAT) (iv) Consumption Tax; (v) Financial Transactions Tax (GMF); and (vi) Industry and Commerce Tax (ICA).

a)

Income tax: This tax is levied on profits which increase the tax payers’ equity and are derived from its ordinary economic activities. The taxable period for income tax purposes begins on January 1st and ends on December 31st, unless for extraordinary events established by law, where the tax period may be shorter. Currently, the corporate income tax rate is 31% (32% as of 2022). For tax resident individuals, there is a progressive marginal tax rate starting in 0% and ending in 39%. For agricultural businesses there are certain special deductions and tax holidays that could apply, e.g. income from certain agricultural activities derived from productive farming companies set up before 2023, are not taxable during 10 years as of the moment in which a formal authorization is granted by the Ministry of Agricultural Affairs.

b)

Capital gains tax: This tax applies to profits which are not related to the taxpayer’s ordinary economic activity, such as: (i) Profit from the sale of a fixed asset owned for at least two years; (ii) inheritances, legacies, donations and those received as marital portion; and (iii) profits from the liquidation of a company, determined by the difference between the contributed capital and the sum received on liquidation (excluding profits distributable as exempt dividends), as long as the company existed for two years or more. The capital gains tax rate is generally 10%.

c)

Wealth Tax: Tax reform of 2019 introduced an equity tax for years 2020 and 2021 for individuals whose net equity is greater than COP$5.000.000.000 (approx. US $ 1.470.588). The applicable rate for this tax is 1% on net equity. Although it is currently limited to individuals and it is supposed to be in force up to 2021, this tax has been renewed several times during the last two decades, both covering individuals and legal entities, so it is possible that a new version is issued in the coming years.

d)

VAT: Sales, services and imports are subject to VAT at a general rate of 19%. The general rate is subject to exceptions in relation to certain goods and services. VAT can be declared bi-monthly or quarterly depending on the gross income and equity of the taxpayer and on whether or not the taxpayer is an exporter. There is no obligation to file a VAT return when there have been no operations affected by such tax. Exports are zero-rated activities that allow the taxpayer to request a tax refund in respect to directly related input VAT. Regarding services and inputs request during certain agricultural productive processes there are several exemptions that could apply, but requirements fulfillment must be validated on a case-by-case basis.

e)

Financial Transactions Tax: The financial transactions tax is payable at a rate of 0.4% of the transaction in relation to the disposition or transfer of funds deposited in: (i) savings or checking accounts, or other deposits of any nature, (ii) funds deposited in the Central Bank, (iii) the drawing of cashier’s checks, and (iv) the transfer of investment fund units.

f)

Industry and Commerce Tax –ICA: ICA is a municipal tax levied on gross income derived from commercial, industrial or services activities, performed by companies or individuals. ICA rates vary in different municipalities, from 0,2% to 1% for commercial activities and services, and 0,2% to 0,7% for industrial activities. There are certain exemptions that could apply in respect to agricultural activities, mainly regarding farming and the first stage of non-altered products extraction.

In light of the COVID-19 pandemic, the National Government has announced that a tax bill would be presented during the coming months. Although it is expected to be focused on increasing the individuals base of taxpayers, it is also expected to modify certain VAT rules and corporate income benefits. It should not affect the agricultural sector, but it is open to debate.

Furthermore, for the hiring of employees, employment agreements can be entered into verbally or in writing and are classified according to their duration. Under Colombian law there exist the following types of contracts: (i) fixed term contract; (ii) contract for the duration of a specific task; and (iii) indefinite term contract.

The trial period for indefinite term contracts is of two months. The trial period for fixed term agreements with duration of less than one year cannot be higher than one fifth (1/5) of the initial term, without exceeding two months. During the trial period the labor contract may be unilaterally terminated at any time without prior notice and without severance payment.

Termination of the employment contract without a just cause by the employer results in the payment of an indemnification fixed by law. Such indemnification varies depending on the salary and the duration of the employment contract.

Additionally, the fringe benefits apply to the monthly remuneration of employees earning an ordinary salary. Contrarily, employees earning integral salary (Salario Integral) do not receive additional mandatory benefits: (i) transportation allowance; (ii) dress and footwear; (iii) Severance Payment (one monthly salary per year or a proportional value for less than a year); (iv) Interest on Severance (twelve percent of the severance payment); and (v) legal services bonus (One month’s salary, payable in two installments).

All employees are entitled to 15 consecutive business days of paid leave (vacations) per year of service and employers are compelled to make the payment of social security contributions and payroll taxes on a monthly basis.

In accordance with applicable Colombian regulations, work shifts cannot exceed eight (8) hours per day or forty eight (48) per week. The daytime working day goes from 6:00 am to 9:00 pm. The work performed between 9:00 pm and 6:00 am is considered night shift. Hours worked in addition to normal workday are compensated as overtime. Overtime may not exceed 2 hours per day and 12 hours per week. For the employees to be able to work overtime, the company will have to obtain an authorization from the Ministry of Labor. This maximum work shift is not applicable to either national and foreign workers that carry out direction and managing positions and thus they are not entitled to additional payments for supplementary work.

Finally, according to Decree-Law 2811 of 1974 or the National Code of Natural Resources (Código Nacional de Recursos Naturales), the use, demand, consumption and/or impairment of natural resources require a prior administrative authorization from the competent environmental authority.

Therefore, any project -including agricultural projects- that (i) requires the use of water from watercourses, (ii) discharges its effluents into the soil, watercourses or marine waters, (iii) requires logging trees, (iv) intervenes protected species of flora; (v) intervenes riverbeds; (vi) intervenes forestry reserves; or (v) discharges emissions into the air, must obtain the relevant permit before the competent environmental authority, which may be the National Environmental Licensing Authority or a regional environmental authority (Regional Autonomous Corporations or “CARs”) as determined by Decree 1076 of 2015.

The obtainment, renewal, use, cancellation and/or revocation of these permits is further regulated by Decree 1076 of 2015, pursuant to which: (i) water concession and the wastewater discharge permits may be granted for up to 10 years, depending on the availability and the quality of the water resource involved; (ii) air emission permits may be granted for up to 5 years; and (iii) other permits may be granted for a specific term that takes into consideration the duration of the work and/or the interventions.

These permits:

a)	May be subject to renewal subject to a timely request from the permit holder and to compliance with certain legal and technical conditions.

b)

Impose on the project holder a series of particular conditions and obligations, including among other things compliance with applicable effluent, emission and quality standards set out in applicable regulations.

c)

Do not grant acquired rights, given that the competent authority may revoke them or suspend them at any time if the permit holder is in breach of the conditions set out in the permit or in the applicable regulations or if the scarcity/availability of the resource so demands. In this context, it should be noted that Decree 1076 of 2015 also establishes priorities for the granting of water concessions, where the use of water for human consumption prevails over collective and individual agricultural use.

d)

Require permit holders to periodically pay fees for the use or impairment of the natural resource and implement environmental compensation measures, which compliance are to be controlled and verified by the competent environmental authority. The formulas to calculate such fees are compiled in Decree 1076 of 2015, formulas we do not expect to be modified in the near future. Certain regional factors included within the formulas are updated annually by the competent CAR. Permit holders are obliged to periodically present to the relevant authority their calculation of the fees based on the real consumption or use of the natural resources covered by the permit. Nevertheless, if the holder fails to submit such information, the competent environmental authority shall calculate such fees considering the total amount of the waterflow authorized or the total impact admitted over the natural resource.

Project developers must comply with environmental regulations that enshrine obligations, prohibitions or restrictions over the use, management, or intervention of natural resources and/or certain protected areas.

The environmental competent authorities are the local entities called Autonomous Regional Corporation (“CARs”). CARs may enact regional regulations regarding the use or affectation of natural resources within their jurisdictions following certain guidelines set forth in national laws and regulations, which may be more stringent than those imposed nationally by the Ministry of Environment and Sustainable Development. For instance, CORPOCALDAS (one of the Colombian CARs) has enacted a regulation establishing that, in addition to the obtainment of the necessary environmental permits, agricultural projects must adopt an environmental management plan (Plan de Manejo Ambiental) where all mitigation measures are to be established for the adequate and sustainable execution thereof.

Failure to comply with any of the foregoing obligations and/or any environmental obligation enshrined in the Colombian legislation may imply the commission of an environmental infringement under the Law 1333 of 2009, and hence, may trigger the imposition of a preventive measure, including a written warning, the temporary suspension of its activities, and/or the imposition of one or more of the following sanctions: (i) daily fines of an amount ranging up to 5,000 times the Colombian monthly minimum wage (approximately U.S.$1.2 million) depending on the severity of the violation; (ii) temporary or permanent closing of the facility, (iii) revocation or expiration of the applicable environmental license, authorization, concession, permit or registration, (iv) demolition of constructions at the offender’s expenses, (v) seizure of individuals, products or machines used for the environmental infraction, and/or (vi) rendering of community service.

Uruguay

Environmental certification

According to article 47 of the Uruguayan Constitutional Act, the protection of the environment is of general interest. Persons must refrain from any act causing depredation, destruction, or serious pollution to the environment. It also states that water is a natural resource essential for life. Access to drinking water and access to sanitation constitute human rights fundamental.

This constitutional obligation is regulated in a cross-cutting manner within the framework of the General Law of Environmental Protection (Ley General de Protección Ambiental). This law establishes that the protection of the environment is of general interest, establishes basic general provisions on the national environmental policy and environmental management, foreseeing, among others, the following:

•	The protection of the environment and environmental resources, the quality of air, water, soil and the landscape.

•	The conservation of biological diversity.

•	The reduction and proper management of toxic or dangerous substances and waste or residues.

•	The prevention, elimination, mitigation and compensation of negative or adverse environmental impacts.

•	International environmental cooperation and participation in solving global environmental problems, such as reducing gases that harm the ozone layer and protecting biodiversity.

In addition, both the Act 16.466 and Decree 349/005 (Environmental Impact Assessment and Environmental Authorizations), regulate the Environmental Impact Assessment (EIA) as a preventive instrument for environmental management. The EIA is a technical and participatory procedure for the identification and assessment—in advance—of the environmental consequences of a project not yet executed, to eliminate, mitigate or offset its negative environmental impacts.

One of the most important stages of the EIA is the processing of the corresponding Prior Environmental Authorization (AAP). The Decree lists 34 activities or constructions which require an AAP in order to be developed. Among said activities are any industrial or agro-industrial enterprise of more than one (01) hectare (including all its buildings, logistic areas and systems for the treatment of residues and emissions) or involving the production and/or storage of chemicals and/or goods with hazardous substances; construction of pipes with over 50 meters length for the disposal of residual effluents, etc. Article 2 subsection 28 of the Decree establishes that plantations as a fruit, horticultural or wine farms of more than 100 hectares, in a single establishment or production unit, requires require AAP.

The process of obtaining the AAP includes certain public participation stages, such as, exhibiting of an Environmental Summary Report in the MA´s web page so as to allow any interested party to present, in writing, the observations they may deem appropriate. For this purpose, mandatory publications in the Official Gazette, in a national newspaper, and in a local newspaper should be performed. Further, under Decree 349/005, Public Hearings are mandatory for category C projects. Any interested person can attend these Public Hearings; opinions expressed in Public Hearings are considered and evaluated by the MA when granting the AAP.

It should be noted that, by Ministerial Resolution 983/2020 dated June 24, 2020, Camposol obtained the corresponding AAP. This resolution validates the plantations already carried out and approves the new plantations planned by Camposol for fruit production.

As a condition of validity and validity of the AA granted, Camposol is committed to:

a)	Presentation of a Conservation/Restoration Status Monitoring Program for the identified areas.

b)	Maintain a buffer strip free of fruit trees of 100m on each side of the Arroyo Espinillar stream bed.

c)	Communicate in writing (in advance) the beginning and end of the fruit tree planting.

d)	Submit the Environmental Operating Authorization (AAO) within a maximum of 18 months, including the Operation Environmental Management Plan and the Water quality monitoring plan for the Arapey River.

Water Quality

According to article 2 of the Law N° 14,859 (Water Code), Uruguayan State shall promote the conservation and integral use of the waters and the action against their harmful effects. Therefore, it is forbidden to introduce substances, materials or energy into the waters that could endanger human or animal health, deteriorate the natural environment and cause damage.

The regulation on general management, quality control and use of water is established in the Act N° 18,610 (National Water Policy Act), the Decree 253/79 (Water Quality Regulation) and the Act N° 19,525 (National guidelines on land use planning and sustainable development).

The National Water Policy Act establishes the guidelines for the management of water resources, and for the universalization of drinking water and sanitation services, considering solidarity and sustainability as some of the guiding criteria that protect the access and use of water (Article. 8.h). On the other hand, the Water Quality Regulation specifies the minimum standards and applicable parameters that effluents must meet to be discharged. In addition, it provides for water quality parameters for different uses of water. According to this regulation, all industries from which residual waters are disposed need to obtain an effluents discharge authorization, which is granted by the Ministry of Environment (MA).

Anyone interested in making a private use of public domain water with the right to irrigation must submit an application to the MA and Livestock, Agriculture and Fisheries (MGAP) to obtain a Right of Privative Use, in accordance to the Water Code, Act N° 16,858 (Irrigation with Agrarian Destination) and Decree 368/2018.

Private uses are granted by permit or concession (depending, among other factors, on the magnitude, duration, and use). This request must be accompanied by an Irrigation Project that will include:

(i)	Documentation related to the design, construction, and operation of the hydraulic works,

(ii)	Soil and Water Use and Management Plan,

(iii)	Accreditation of the legal availability of the affected and benefited properties,

(iv)	The corresponding documentation when the AAP is required.

The user must refrain from affecting the environmental flow of the water courses or bodies and its compliance will be a requirement for the granting and renewal of permits or concessions. In this regard, it is important to note that Decree 368/018 that regulates for the first time in Uruguayan law the concept of “environmental flow”, understood as the hydrological regime of a body or watercourse or its sections, necessary to sustain the structure and functioning of the corresponding ecosystems and the maintenance of the associated ecosystem services in the basin. Compliance with the corresponding environmental flow is a requirement for the granting and renewal of permits or concessions for the exclusive use of surface waters in the public domain.

On the other hand, the aforementioned Decree 368/018 provides provisional determinations of environmental flow: a) for reservoir works, the flow with a 60% (sixty percent) probability of exceedance (accumulated absolute frequency) in the corresponding month and b) for water intakes, the flow with 80% (eighty percent) probability of exceedance (accumulated absolute frequency) in the corresponding month.

According to the Water Code, for the use of water destined for irrigation, industrial or other uses, prior authorization of the catchment work must be obtained from the National Water Directorate (DINAGUA) and registered in the Public Water Registry.

Likewise, annual Sworn Statements must be submitted, informing the modifications introduced in the catchment and adduction works, in the benefited areas and facilities; the flows and volumes used monthly; and the area effectively benefited, and the production obtained.

It should be noted that, by Ministerial Resolution DINAGUA/508/2019 dated December 18, 2019, Camposol obtained the corresponding “Permit for the extraction and use of groundwater” produced in the well located at Padron 9330 (Salto). For such granting Camposol complied with the corresponding soil and water use and management plan approved by the Ministry of Livestock, Agriculture and Fisheries.

Also, by Ministerial Resolution dated December 1, 2020, the “Permit for private use of public waters” was renewed, authorizing the extraction of up to 1,246,752 m3 per year. This permit is valid until June 30, 2030. As the installation of the irrigation system on the Cambio de Copa and New Areas progresses, water flow will be added and it will be necessary to expand it, within the Macro project, which also involves the other 5 Camposol patterns on the other side of the road.

Waste Management

The objective of the Act N° 19,829 is the protection of the environment and the promotion of a sustainable development model, by preventing and reducing the negative impacts of all stages of waste management. According to article 1, 3 letter F and J, waste management is understood to be any operational measure to which a waste is subjected for its recovery or final disposal, including transport, as well as collection, commercialization, among others.

The Act defines in its article 5 different types of waste, among which are the special ones that include packaging waste, and other plastic waste.

Companies (individuals or legal entities) are given a period of two (2) years to implement internal systems for the segregation of waste into recyclables and non-recyclables (Article 23). It must be noted that the final disposal of waste may only be carried out in sanitary landfills or long-term deposits that have environmental authorization granted by the MA (Article 51).

Finally, regarding the hazardous waste management (Agrochemical Containers), the Decree 152/2013 regulates the waste derived from Chemical or Biological Products used in agricultural, fruit and vegetable and forestry activities, including, among others, all the containers (primary and secondary) of chemical or biological products used in plant production (fertilizers, herbicides, insecticides, fungicides, acaricides, nematicides, rodenticides, bactericides, seed cures, soil disinfectants, phyticides, phytoregulators, attractants and other products of similar use in agricultural, horticultural or forestry activities).

Any person who manufactures, formulates or imports for commercialization, for their own use or for third parties, said chemical or biological products must be registered in the registry kept by the Environmental Authority, in coordination with the one kept by the Ministry of Livestock, Agriculture and Fisheries ( MGAP), and have or adhere to a plan for the proper management of waste.

In addition, according to this Decree, agricultural, horticultural and forestry producers, applicators and in general any person who owns chemical or biological products used in plant or animal production must, among others: a) handle and dispose of those goods, as well as their waste, so that the environment is not affected; b) train its personnel in the environmentally sound management of said products; c) decontaminate empty product containers (by means of the triple wash method or another recognized alternative method, and render them unusable by perforating them); and d) deliver packaging waste to a reception or collection center that is part of an approved management plan.

Camposol has a Packaging Waste Management Plan as well as a Waste Management Procedure in place. According to the Management Plan, hazardous waste is managed by the corresponding authorized companies (CAMPO LIMPIO, FIROMIX), which adhere to a management plan approved by DINAMA.

MANAGEMENT

Our board of directors (“Board of Directors”) is responsible for our management, which in turn appoints the management team to run our daily activities. Unless otherwise stated, the business address for our directors and officers is Av. El Derby 250, Santiago de Surco, Lima, Peru.

Board of Directors

Our Board of Directors is currently composed of nine directors. Directors are not elected for a specific term, but instead each person remains a director until he or she resigns or is removed by an ordinary resolution of a general shareholders meeting. See “Description of Share Capital—Removal of Directors.”

Name	Title
Samuel Barnaby Dyer Coriat	Chairman of the Board
Piero Martin Dyer Coriat	Director
Jackeline Rosa Dyer Coriat	Director
William Paul Dyer Osorio	Director
Christakis K. Santis	Director - Independent
Andreas Demetriou	Director - Independent
Christoforos G. Hadjikyprianou	Director - Independent
Costakis Mavrocordatos	Director - Independent
Giorgos E. Georgiou	Director - Independent

Our management’s address is the same address for Camposol Holding PLC set forth elsewhere in this prospectus. No director of the Company is entitled to any form of compensation or severance upon their removal or replacement from the Board of Directors.

The following sets forth selected biographical information for each member of our Board of Directors:

Samuel Barnaby Dyer Coriat, Chairman of the Board—Mr. Dyer obtained his degree in business administration at the University of Miami in Florida, with a specialization in finance and administration. He has a wide experience in the Peruvian fishing industry, having begun his career in Copeinca ASA as a fleet assistant and has subsequently held various positions between 2002 and 2011, including assistant in the frozen products plant, plant superintendent, frozen products plant manager, fleet manager, operations manager and chief executive officer. Mr. Dyer was appointed member of the Board of Directors in 2008, a position which enabled him to contribute to the transformation of the company into a leading commercial organization employing the principles of corporate government and social responsibility. Mr. Dyer was named chairman of the board in 2011 with the goal of continuing to consolidate the company’s leadership in the agro-industrial sector and is also currently the chairman of the Strategy and Investments Committee of the Board of Directors. He served as chief executive officer of Camposol S.A. from October 2011 until October 2015. Mr. Dyer has been a director since 2008. Mr. Dyer is a brother of Mr. Piero Martin Dyer Coriat and Ms. Jackeline Rosa Dyer Coriat and a cousin of Mr. William Paul Dyer Osorio.

Piero Martin Dyer Coriat, Director—Mr. Dyer obtained his Bachelor in Mechanical Engineering and his Masters in Business Administration at the University of Miami in Florida. He worked as technical and finance analyst for the business division of D&C Group between 2004 and 2006. He was a member of the board of directors of Copeinca ASA. He held the position of chief financial officer of Camposol in 2008, and deputy executive officer from 2009 to 2011. Currently, he is a member of the board of directors of Ecopacking Clamshells S.A., Marinasol S.A. and Marinasol Holding PLC. He has served as director of Camposol since 2015 and is currently a member of the Strategy and Investments Committee and of the Audit, Internal Control and Risks Committee of the Board of Directors. Mr. Dyer is a brother of Mr. Samuel Barnaby Dyer Coriat and Ms. Jackeline Rosa Dyer Coriat and a cousin of Mr. William Paul Dyer Osorio.

Jackeline Rosa Dyer Coriat, Director— In 2003 Ms. Dyer earned a Bachelor’s degree in civil engineering from the University of Miami in Florida, and her MBA from Nova Southeastern University in 2008. After 10 years in the international real estate industry, in 2017, she founded Tourtour Group, a real estate company that specializes in residential development projects as well as brokerage services for international clients. Recently, she received a Corporate Governance Certificate from Kellogg School of Management. She is a member of the Board of Directors of Camposol since February 2021, and also a member of the Governance and Talent Committee of the Board of Directors of Camposol. Additionally, she is also a member of the Board of Directors at D&C Group and a member of the Investment committee, and the Compensation & Governance committee of the D&C Group board. She is part of the host committee of Gift of Life, a national, public, not for profit registry facilitating transplants in the United States and in other countries. Ms. Dyer is a sister of Mr. Samuel Barnaby Dyer Coriat and Mr. Piero Martin Dyer Coriat and a cousin of Mr. William Paul Dyer Osorio.

William Paul Dyer Osorio, Director—Mr. Dyer obtained his Bachelor’s degree in international business administration at Florida International University, Florida. He also has a specialization in Economy and a Master of Business Administration from Thunderbird School of Global Management and Instituto Tecnológico de Monterrey (Mexico). He has broad experience in the Peruvian fishing industry, having initiated his career in Copeinca as a plant assistant, and held various positions like warehouse assistant, purchase assistant, finance assistant, chief learning officer and superintendent of raw material purchase between 2002 and 2010. He is a member of the board of Marinasol S.A. and a member of the administrative board of Luis Dyer e Hijos Foundation. Mr. Dyer has served as director of Camposol since 2015 and is also currently a member of the Governance, Executive Compensation and Social Responsibility Committee and of the Audit, Internal Control and Risks Committee of the Board of Directors. Mr. Dyer is a cousin of Mr. Samuel Barnaby Dyer Coriat, Mr. Piero Martin Dyer Coriat and Ms. Jackeline Rosa Dyer Coriat.

Christakis K. Santis, Director—Mr. Santis is an accountant and business advisor to public and private companies in the banking, insurance, investments, real estate, energy and other fields in Cyprus and abroad. He has a bachelor degree in economics from the London School of Economics and Political Science and is a Fellow of The Institute of Chartered Accountantes in England & Wales - ICAEW. Mr. Santis was a partner of PricewaterhouseCoopers Limited Cyprus (PwC) from 1987 to 2013 in charge of audits, audit planning, performance, the issuance of audit opinions and other reports addressing the adequacy of internal control systems and business applications and recommendations of improvements. Also, he advised clients on takeovers and mergers and acquisitions proceedings, valuation of companies and due diligence. Mr. Santis held several roles in PwC, such as member of the Board of Directors, Chairman of the Oversight Board of PwC Cyprus, Chairman of the Partner Admission Committee, Head of the Assurance Services, Member of the Management Board and Member of the Management Team of PwC Cyprus, Partner in charge of Risk Management and Independence and Staff Partner. Mr. Santis has been member of the boards of Dunross & Co Holding Ltd and Dunross Investment Ltd, RCB Bank Ltd, AIM Capital SE and SUEK Ltd, East Capital AB Cyprus companies, Amathina Luxury Hotels Ltd, Nicosia CO Operative Bank Ltd, The Cyprus Association of Cancer Patients & Friends and The Institute of Certified Public Accountants of Cyprus. He was member of the Accounting and Auditing Standards Committee of The Institute of Certified Public Accountants of Cyprus.

Andreas Demetriou, Director—Mr. Demetriou holds a Diploma in Accounting from Kingston University, United Kingdom and is a Chartered Accountant, member of the Institute of Chartered Accountants in England and Wales (ICAEW) and member of the Institute of Certified Public Accountants of Cyprus (ICPAC). Mr. Demetriou attended the executive education Leadership Program of Harvard University in 1989 and the Advanced Business Strategy Program of INSEAD in 2012. Mr. Demetriou worked for 35 years in Ernst & Young (EY), managing the provision of audit and other assurance services and coordinating IFRS advisory, due diligence, IPOs and other transactional support services to EY clients. Mr. Demetriou is particularly experienced in advising leading financial services entities operating in Southeast Europe and international business companies headquartered in Cyprus. In additional to his professional work at EY, he also served in several management positions, such as EY Southeast Europe Regional Leader for Assurance Services, Regional Leader of the EY Financial Services Industry practice and Country Leader for Cyprus. Since retiring from EY in 2017, Mr. Demetriou is a business advisor and is currently non-executive director of Salamis Variable Capital Investment Company Plc – Fund of Funds, JCC Payment Systems Ltd, OH Holding Ltd and the Anti-Cancer Society of Cyprus.

Christoforos G. Hadjikyprianou, Director—Mr. Hadjikyprianou has a bachelor of science degree in industrial technology and a Master of Business Administration degree from Southern Illinois University. Also, he has a PhD in Enrolment Management and Consumer Behavior from Middlesex University in London. Mr. Hadjikyprianou is an internationally accomplished C-Level experienced executive. He is currently the CEO & President of the Council of the European University Cyprus, a member of the Executive Committee in the Galileo Global Education and a board member of Logicom Group Ltd. Mr. Hadjikyprianou has been a member of the European Executive Committee and Director of Marketing & Business Development for Laureate International Universities. Also, he has been Director of Planning & Development of the European University Cyprus. Mr. Hadjikyprianou is a member of the American Management Association (AMA).

Costakis Mavrocordatos, Director—Mr. Mavrocordatos holds a law degree from the Aristotle University of Thessaloniki, Greece, and is a Chartered Accountant credited by the Institute of Chartered Accountants in England and Wales - ICAEW. He has more than three decades of experience advising international corporate groups with worldwide operations in the agricultural goods, international trading and logistics on matters including corporate issues, corporate governance, acquisitions, listings, internal controls, financial information and reporting, the design and implementation of corporate structures, the set-up of companies, fund structures and other corporate vehicles. Currently, Mr. Mavrocordatos is the CEO and member of the board of directors of Calmco Ltd and Blackcords Trust Company Ltd of Cyprus, related companies which are fiduciary services companies, and VTP Capital Ltd of Cyprus. Mr Mavrocordatos also serves on the board of Jivanta Ventures Ltd of Cyprus, Limedelle Ltd of Cyprus and MS Pharma Cyprus Ltd of Cyprus. He is also a presenter in international conferences and contributor to the financial press on international business-related issues. He worked for PricewaterhouseCoopers Limited Cyprus (PwC) from 1985 to 2015, serving in several roles such as a member of the Management Board and Leader of Tax and Legal Services, a member of the Executive Board and Leader of International Business and Global Compliance Services, Partner responsible for Quality and Risk Management of Tax and Legal Services, Partner responsible for the investment management industry with specialization on funds and investment firms and Partner responsible for a diversified international portfolio of clients. Also, Mr. Mavrocordatos was the Chairman of the International Business, Shipping and Foreign Investments Committee of the Institute of Certified Public Accountants of Cyprus from 2010 to 2014. Mr. Mavrocordatos is a member of the Institute of Certified Public Accountants of Cyprus (ICPAC) and a member of the Society of Trust and Estates Practitioners of the UK (STEP).

Management Team

In 2012 we started operating under a new matrix structure with Business Unit Directors for the Fresh Produce Unit, which oversees all processes of our fruit and vegetable products and ensures their profitability. Also, in 2012 we reinforced our commercial and marketing team, as well as opened a new commercial office in the United States along with strengthening the existing one in the Netherlands, thus allowing us to increase our direct sales rate, one of our long-term main objectives.

In order to further strengthen our commercial presence worldwide, in August 2017 we opened a commercial office and distribution center in Shanghai, China. In 2020, we opened a commercial office in Switzerland where our team in charge to design our commercial strategy and provide business intelligence solutions is located. Also, in 2020 we opened a branch of our Swiss commercial office in Costa Rica where we set a team dedicated to the allocation of our products and billing and collections.

Organizational Chart

The following chart depicts the organizational structure of our Board of Directors and management structure.

The following sets forth selected biographical information for members of Camposol’s management team who are primarily responsible for the day-to-day management of our business and for implementing the general policies and directives established by our Board of Directors:

Name	Title
Samuel Barnaby Dyer Coriat	Chief Executive Officer
Andrés Daniel Colichón Sas	Chief Financial Officer
José Antonio Gómez Bazan	Managing Director, Camposol International
Juan Manuel Güell Camacho	Supply Chain Manager
Lieneke Schol Calle	Vice President of Corporate Affairs and Talent
Tania Segovia Juarez	Internal Auditor

Samuel Barnaby Dyer Coriat, Chief Executive Officer—Mr. Dyer obtained his degree in business administration at the University of Miami in Florida, with a specialization in finance and administration. He has a wide experience in the Peruvian fishing industry, having begun his career in Copeinca ASA as a fleet assistant and has subsequently held various positions between 2002 and 2011, including assistant in the frozen products plant, plant superintendent, frozen products plant manager, fleet manager, operations manager and chief executive officer. Mr. Dyer was appointed member of the Board of Directors of Camposol in 2008, a position which enabled him to contribute to the transformation of the company into a leading commercial organization employing the principles of corporate government and social responsibility. Mr. Dyer was named chairman of the board of Camposol in 2011 with the goal of continuing to consolidate the company’s leadership in the agro-industrial sector and is also currently the chairman of the Strategy and Investments Committee of our Board of Directors. He served as chief executive officer of Camposol S.A. from October 2011 until October 2015 and has rejoined as chief executive officer of Camposol S.A. since March 2021. Mr. Dyer has been a director since 2008. Mr. Dyer is a brother of Mr. Piero Martin Dyer Coriat and Ms. Jackeline Rosa Dyer Coriat and a cousin of Mr. William Paul Dyer Osorio.

Andres Daniel Colichón Sas, Chief Financial Officer—Mr. Colichón holds a Bachelor’s of Science in Business Administration from Baldwin Wallace College, Berea, Ohio, United States, and a Master of Business Administration specializing in finance and strategy from Boston University, Boston, Massachusetts, United States. He held the position of Chief Financial Officer of Graña & Montero for six years. He also worked for four years at McKinsey & Co., managing global projects in strategy, banking and mining operations. After that, he was appointed Chief Financial Officer of Grupo El Comercio, and then performed the same function at Grupo San Fernando, successfully leading information technology initiatives specifically related to enterprise resource planning and legacy systems reimplementation at both. He was finally appointed Chief Financial and Strategy Officer by Corporación PRIMAX where he successfully led the company’s listing on the Lima Stock Exchange with the largest corporate bond program to be placed in a single day in the local market by a non-financial entity.

José Antonio Gómez Bazan, Managing Director, Camposol International—Mr. Gómez is a professional with extensive international experience in the food industry, with over 20 years of experience turning around established businesses, developing new businesses and developing company strategy. Mr. Gómez’s previous experience includes senior management positions at Chiquita Brands International in USA, Costa Rica and Europe, and lastly as a General Manager at the headquarters in Florida. Prior to Chiquita, Mr. Gómez served as Manager of Business Services in the Corporate Banking Division at Banco de Crédito del Perú and as a project manager at IBM. Mr. Gómez is also serving in the Produce Marketing Association (PMA) as a board member, and as vice chair of the Peruvian Avocado Commission (PAC). He was formerly a chair of the Peruvian Institute of Asparagus and vice chair of AGAP, Pro-Hass and Pro-Vid in Peru. Mr. Gómez holds an MBA from INCAE Business School in Costa Rica, as well as a Masters in Six Sigma from Villanova University. He also pursued the Advance Management Program at Harvard University. He graduated as a Licentiate in business administration from Universidad de Lima.

Juan Manuel Güell Camacho, Supply Chain Manager— Mr. Güell has a Civil Engineering degree from the Universidad de Costa Rica, with a Master’s and a Ph.D. in Transportation Engineering from the University of California, Berkeley, and M.B.A. studies with emphasis in Finance at the Universidad Interamericana de Costa Rica. His last job was as General Manager and Regional Product Head with DHL Global Forwarding based in Guatemala. In addition, he has more than 20 years of experience in the agroindustry sector in director level roles in logistics, operations, finance, quality and IT, with worldwide responsibilities in Chiquita Brands International and Dole Fresh Food International.

Lieneke Schol Calle, Vice President of Corporate Affairs and Talent—Ms. Schol holds a degree in Industrial Engineering from the Universidad de Lima and a Masters in Business Administration from Adolfo Ibañez Management School. She is a Certificate Director by MDD Centrum Católica. Ms. Schol has over 30 years of experience in sales, marketing, development of new businesses, innovation and technology holding several management positions in major multinational corporations such as IBM Perú and Microsoft Peru. She also has experience in the public sector where she was the Secretary of the Secretariat of Digital Governance at the Presidency of the Council of Ministers of the Government of Peru in 2017 and the Ministry of Production in 2018. Ms. Schol has been a member of the board of Pagos Digitales Peruanos. Currently, she is a member of the boards of Banco Pichincha and Alicorp, where she is also member of several committees of such boards. Ms. Schol is a member of the boards of Care Perú and the Organization of Women in Trade (OWIT), a member of the council committees of Dress for Success Lima of the Industrial Engineering Faculty of the Universidad de Lima, a member of the Committee for Justice of the Lima Chamber of Commerce, a member of the Peruvian Chapter of the Women Corporate Directors (WCD) and a mentor of Endeavor Peru. From July 2020 to December 2020, she was a member of Camposol’s board, President of the Governance and Technology Committee and a member of its Technology and Audit Committees. Since March 2021, Ms. Schol is our Vice President of Corporate Affairs and Talent.

Tania Segovia Juarez, Internal Auditor—Ms. Segovia holds a degree in Business Administration from Universidad Peruana de Ciencias Aplicadas—UPC, Lima and she graduated with a degree in Industrial Process from Instituto Superior Tecnológico Cibertec, is certified in COSO (Internal Control Certificate), ISO 31000

(Risk Management), ISO 19600 (Compliance Management System), ISO 37000 (Anti-bribery Management System). Ms. Segovia has over 10 years of experience in internal audit, risk assessment and fraud investigation, obtaining during that time deep knowledge and vast experience in preparing and conducting audit assignments, identifying risks and assessing control procedures. She has been trained in the investigation of fraud, bribery and corruption incidents and conducting fraud risk assessments from which she has developed a comprehensive understanding of fraud risk management practices of the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Her past professional experience includes working for major multinational corporations such as Tecnológica de Alimentos S.A. (TASA), a global leader in fish meal production, Austral Group S.A.A., an affiliate of Austevoll Seafood Company, Bellsouth Perú and Telefónica Móviles. Ms. Segovia has also served as head of fraud prevention of Camposol S.A. (January 2016—December 2017) and as internal auditor of Camposol S.A (January 2015—January 2016).

Corporate Governance

Section 310.00 of the NYSE Listed Company Manual generally requires that a listed company’s articles provide for a quorum for any meeting of the holders of the company’s Ordinary Shares that is sufficiently high to ensure a representative vote. Pursuant to the NYSE corporate governance rules we, as a foreign private issuer, have elected to comply with practices that are permitted under Cyprus law in lieu of the provisions of Section 310.00. Our articles that will be in force immediately prior to the closing of this Offering will provide that a quorum of shareholders will be formed with the holders of at least 50% of the shares entitled to vote at the meeting, present in person or represented by proxy, and at least two persons entitled to vote at the meeting, present in person or represented by proxy.

The Cyprus Securities and Exchange Commission has issued corporate governance guidelines pursuant to Public Offer and Prospectus Law of 2005, together with certain related disclosure requirements pursuant to Transparency Requirements Law of 2007. The proposed regulations are recommended as “best practices” for issuers to follow.

Board of Directors

Our Company has a single-tier board structure, with a Board of Directors comprised of no less than two Directors and with no limit as to a maximum of members. The primary responsibility of our Board of Directors is to oversee the operations of our company, and to supervise the policies of senior management and the affairs of our company. Our directors will be elected at annual general meeting of shareholders, noting that one-third of the Directors, or, if their number is not three or a multiple of three, then the whole number nearest to one-third, shall retire from office each year. Retiring directors are eligible for re-election.

Committees of our Board of Directors

We have established four committees under the Board of Directors: (i) the Audit, Internal Control and Risks Committee, (ii) the Corporate Governance and Talent, (iii) the Strategy and Investments Committee and (iv) Innovation and Technology Committee. Each committee’s members and functions are as follows.

Audit, Internal Control and Risks Committee. Our Audit, Internal Control and Risks Committee consists of Messrs. William Paul Dyer Osorio, Samuel Dyer Ampudia, Andreas Demetriou and Christakis K. Santis. Additionally, Messrs. Samuel Barnaby Dyer Coriat, Andres Daniel Colichón Sas, Tania Segovia Juarez and Alvaro Carrasco Benavides (our general counsel) are regularly invited to participate in the committee’s meetings. Each of Andreas Demetriou and Christakis K. Santis satisfies the “independence” requirements set forth in Rule 10A-3 under the Exchange Act. The Board has determined that Andreas Demetriou qualifies as an audit committee financial expert within the meaning of applicable regulations of the SEC pursuant to the Sarbanes-Oxley Act of 2002.

The purpose of the Audit, Internal Control and Risks Committee is to assist our Board of Directors with its oversight responsibilities regarding: (a) the integrity, reasonableness and adequate presentation of our financial statements, internal processes and risk management assessment and systems, (b) our compliance with legal and regulatory requirements, (c) the independent auditor’s qualifications and independence and (d) the performance of our internal audit function and independent auditor.

Our Audit, Internal Control and Risks Committee’s duties include, but are not limited to:

•	Ensure the integrity, reasonableness and adequate presentation of the financial statements and that they reflect the economic-financial reality of the Company.

•	Ensure that the Company complies with the accounting standards applicable and that the accounting policies are adequately disseminated throughout the organization.

•	Carry out the selection process for External Auditors to be proposed for approval by the Board.

•	Review the Work Plan of the External Auditors and ensure its compliance.

•	Appoint, compensate, retain and oversee the work of External Auditors.

•

Approve the Annual Internal Audit Work Plan, as well as special requirements, for the corresponding communication to the Board and ensure its compliance, as well as the implementation of the recommendations resulting from it. Ensure that the Internal Audit area is adequately trained and performs its tasks: low levels of efficiency, independence and without limitations or restrictions on information.

•	Receive and analyze the reports of the Ethics and Conduct Committee, ensuring that they are processed objectively and transparently. Ensure that the Board is informed of relevant reports.

•	Promote the culture of control.

•

Ensure that the company has a risk matrix classified by level of impact and frequency and aligned with the company’s strategy. The matrix must allow the identification of controls and their correct design and serve as a basis for monitoring the execution of control actions.

•	Support the board of directors in defining the company’s risk appetite.

•	Monitoring the reports related to Prevention of Corruption presented by the person responsible for compliance functions, as well as the corrective measures applied.

•	Ensure that the audit and risk management conducts a self-evaluation process of its performance.

Corporate Governance and Talent Committee: our Corporate Governance and Talent Committee is composed of Ms. Jackeline Rosa Dyer Coriat, Mr. Christoforos G. Hadjikyprianou and Mr. Giorgos E. Georgiou.

The functions of the Corporate Governance and Talent Committee, include but are not limited to:

•	Review, evaluate and perfect the corporate governance practices of the Company in accordance with its current requirements and the future structure of the company.

•	Ensure compliance with the approved corporate governance practices.

•	Keep the Director’s Guide updated.

•	Evaluate the Board and its members.

•	Review the self-assessment of the Principles of Corporate Governance.

•	Propose the annual evaluation of the General Manager.

•	Ensure the development of a succession plan for the General Management and the Senior Management.

•	Review and approve the comprehensive compensation plan for the General Manager and Senior Management of the Company, and verify its application.

•	Supervise the reports on talent development of the Company.

•	Approve and supervise the execution of the Social Responsibility and Sustainability plan of the Company

•	Approve the Corruption Prevention Model of the Company and its related companies, propose measures and controls, as well as complementary policies and directives.

•	Review and recommend the selection or removal of the Compliance Officer.

•	Approve the Annual Plan of the Compliance Officer at and ensure that he has the resources for its execution.

Strategy and Investments Committee: our Strategy and Investments Committee is composed of Messrs. Samuel Barnaby Dyer Coriat, Piero Martin Dyer Coriat, William Paul Dyer Osorio and Costakis Mavrocordatos. The Strategy and Investments Committee assists our management and Board of Directors in reviewing and assessing all matters relating to our annual capital expenditures budget and the long-range financial and strategic business development plans. Under its duties, the Strategy and Investments Committee recommends to the management and Board of Directors, the short and long term strategies regarding mergers, acquisitions and sales of business units and companies and ensure prior to the investment decision that the target company has undergone an integrity due diligence.

Innovation and Technology Committee: our Innovation and Technology Committee is composed by Mr. Piero Martin Dyer Coriat, Jackeline Rosa Dyer Coriat, Mr. Christoforos G. Hadjikyprianou and Mr. Giorgos E. Georgiou and is in charge of reviewing the focus and strategy of innovation and technology ensuring its execution in line with the development of the Company in the long term. Likewise, this Committee monitors technological risk mitigation and information security actions.

The functions of the Innovation and Technology Committee, include but are not limited to:

•	Review and approve the approach and strategy for innovation, information, communications and technology of the Company, including its impact on business results and competitive improvement.

•	Review technological trends that impact the company and the sectors in which it operates.

•	Monitor the implementation of the innovation plan in the different business areas.

•	Monitor the implementation of the portfolio of technology projects.

•	Ensure the allocation of resources and actions required for the successful implementation of the innovation plan and the portfolio of technology projects.

•

Support the Board of Directors in the fulfillment of its responsibilities corresponding to technological issues, reporting periodically, including analysis and review of technological risk and information security, as well as actions to mitigate them.

•	Present projects to the Board of Directors regarding the processes of definition and investment in technology that require their approval. It also proposes monitoring systems for the Innovation Plan.

•	Review and approve the annual innovation and technology budget to be proposed to the Board of Directors, units and companies.

Code of Ethics and Business Conduct

The Code of Ethics and Conduct will be applicable to all of our directors, officers and employees, including our Chief Executive Officer, Chief Financial Officer, controller or principal accounting officer, or other persons performing similar functions, which is a “code of ethics” as defined in Item 16B of Form 20-F promulgated by the SEC. The Code of Ethics and Conduct will set out our fundamental values and standards of behavior that are expected from our directors, officers, employees, consultants and contractors with respect to all aspects of our business. The objective of the Code of Ethics and Conduct is to provide guidelines to promote integrity and deter wrongdoing.

Upon the effectiveness of the registration statement of which this prospectus forms a part, the full text of the Code of Ethics and Conduct will be posted on our website at http://www.camposol.com.pe/. Information contained on, or that can be accessed through, our website does not constitute a part of this prospectus and is not incorporated by reference herein. If we make any amendment to the Code of Ethics and Conduct or grant any waivers, including any implicit waiver, from a provision of the code of ethics, we will disclose the nature of such amendment or waiver on our website to the extent required by the rules and regulations of the SEC. Under Item 16B of the SEC’s Form 20-F, if a waiver or amendment of the Code of Ethics and Conduct applies to our principal executive officer, principal financial officer, principal accounting officer or controller and relates to standards promoting any of the values described in Item 16B(b) of Form 20-F, we will disclose such waiver or amendment on our website in accordance with the requirements of Instruction 4 to such Item 16B.

Monitoring Compliance with the Code of Conduct

Our Governance, Executive Compensation and Social Responsibility Committee will be responsible for reviewing and evaluating the Code of Conduct at least annually and will recommend any necessary or appropriate changes to our Board of Directors for consideration. The Governance, Executive Compensation and Social Responsibility Committee will assist our Board of Directors with the monitoring of compliance with the Code of Ethics and Conduct, and will be responsible for considering any waivers of the Code of Ethics and Conduct (other than waivers applicable to members of the Governance, Executive Compensation and Social Responsibility Committee, which shall be considered by the Audit, Internal Control and Risks Committee, or waivers applicable to our directors or executive officers, which shall be subject to review by our Board of Directors as a whole).

Directors’ Duties

Under Cyprus law, our directors owe fiduciary duties at common law, including a duty to act honestly, in good faith and in what the director believes are the best interests of our company. When exercising powers or performing duties as a director, the director is required to exercise the care, diligence and skill that a responsible director would exercise in the same circumstances taking into account, without limitation, the nature of the company, the nature of the decision and the position of the director and the nature of the responsibilities undertaken by him. The directors are required to exercise their powers for a proper purpose and must not act or agree to the company acting in a manner that contravenes our Articles of Association or Cyprus law.

Employment Agreements

We have entered into employment agreements with each of our executive officers. Each of these contains standard terms and conditions in compliance with Peruvian labor law. The terms of these employment agreements include, among other things, duration, remuneration, the treatment of confidential information, social insurance and employment benefits.

Pursuant to Peruvian labor law, employees who are wrongfully terminated or dismissed are entitled to a severance payment which consists of one and a half (1.5) times the employee’s monthly salary for each month of service plus fractions up to a maximum of 12 monthly salaries, in case of an indefinite employment relationship. In case of a fixed term employment relationship, the severance payment consists of one and a half (1.5) times the employee’s monthly salary for each month of service until the completion of the contract with a maximum of 12 monthly salaries. In both cases, the employee could claim for the reinstatement of the job instead of the severance payment. However, as executive officers of Camposol qualify as “trusted personnel” (personal de confianza) from the beginning of their employment relationship with Camposol, in accordance with the general provisions provided by Peruvian labor law and from rulings of the Peruvian Constitutional Tribunal and the Supreme Court, we can terminate their employment due to loss of confidence or redundancy besides termination for cause (causa justa) without reinstatement. Trusted Personnel who were hired in management and/or trusted personnel positions since the beginning of their employment relationship, are the only entitled to severance payment in case of unfair dismissal. Each executive officer has agreed to hold in strict confidence any confidential information or trade secrets of Camposol. Each executive officer also agrees to comply with all material applicable laws and regulations related to his or her responsibilities at Camposol as well as all material corporate and business policies and procedures of Camposol.

Limitation on Liability and Indemnification of Directors and Officers

Our Amended and Restated Articles of Association provide that, subject to certain limitations, we will indemnify our directors and officers against any losses or liabilities which they may sustain or incur in or about the execution of their duties including liability incurred in defending any proceedings whether civil or criminal in which judgment is given in their favor or in which they are acquitted.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling us pursuant to the foregoing provisions, we have been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and may therefore be unenforceable.

Interests of our Directors and our Employees

Certain of our directors have beneficial ownership interests in our shares. The economic interests through these may give rise to a conflict of interest between their duties owed to us and their private interests. For example, it could cause them to pursue short-term gains in respect of those private interests instead of acting in our best interest. Other than the potential conflicts of interest described in the table in “Principal and Selling Shareholders”, we are not aware of any other potential conflicts of interest between any duties owed by members of our Board of Directors or our executive officers to us and their private interests and/or other duties.

Under our Amended and Restated Articles of Association, a director who is in any way interested in a contract or proposed contract with us must declare the nature of his or her interest at a meeting of our Board of Directors in accordance with Cyprus law. In addition, a director may not vote in respect of any contract or arrangement in which he or she is interested, and if the director does vote, his or her vote will not be counted and he or she will not be counted for purposes of determining whether quorum at the meeting has been established.

Our directors are generally not prohibited from owning or acquiring interests in companies that could compete with us in the future for investments or business, and each of them has a range of business relationships outside the context of their relationship with us that could influence their decisions in the future.

Compensation of Directors and Executive Officers

Under our Amended and Restated Articles of Association, our shareholders determine the remuneration of our directors from time to time at a general meeting of our shareholders and our Board of Directors determines the remuneration of our chairman.

For the year ended December 31, 2020, the aggregate remuneration paid (comprising salary, discretionary bonuses and other short-term benefits) to our directors and executive officers was approximately U.S.$ 1.3 million. Out of such amounts, approximately U.S.$1.2 million was for the payment of a special one-time bonus rewarding the outstanding performance of certain key executives throughout the past five years. No amounts in respect of pensions, retirement or similar benefits have been accrued in any of the periods presented in this prospectus. We did not pay any remuneration to our non-executive directors. Our Peruvian subsidiaries are required by law to make contributions equal to fixed percentages of each employee’s salary for his or her pension insurance, medical insurance and other statutory benefits. Additionally, while part of the bonus paid to executive officers is based on completion of individual performance objectives, the equivalent of two month’s salary is required to be provided to such executive officers under Peruvian law. None of our non-executive directors and independent director appointees has a service contract with us that provides for benefits upon termination of office.

Stock Option Plan

We are working on the design and implementation of a comprehensive stock option plan to provide deferred compensation to certain key officers and directors starting by the end of the 2021 year. This plan might contain phantom shares, Ordinary Shares or a combination of both, and will be aligned with the standard practice for listed companies.

Employees

The following table sets forth the average number of employees we employed for the last three fiscal years.

	Yearly average
	2020	2019	2018
Administrative	946	1,076	935
Production	15,313	15,232	12,168
Total	16,259	16,308	13,103

Due to the seasonal nature of our products, the number of employees we have fluctuates throughout the year. During 2020, we employed an average of 15,313 production workers and 946 administrative employees, of which approximately 96.8% were located in Peru, 1.9% in Colombia, 1.0% in Uruguay, 0.1% in the United States, 0.1% in Europe and 0.1% in other countries of Latin America. In 2019, we employed on average 15,232 production workers and 1,076 administrative employees, of which approximately 98% were located in Peru, 1% in Colombia, 1% in Uruguay, 0.1% in the United States, 0.1% in Europe and 0.2% in other countries of Latin America. In 2018, we employed on average 12,168 production workers and 935 administrative employees, of which approximately 99.4% were located in Peru, 0.1% in Colombia, 0.2% in Uruguay, 0.2% in the United States and 0.1% in Europe.

As of December 31, 2020, on average 7.5% of our employees were covered by collective bargaining agreements with labor unions. As of December 31, 2019, on average 5.8% of our employees were covered by collective bargaining agreements with labor unions. As of December 31, 2018, on average 4.0% of our employees were covered by collective bargaining agreements with labor unions. In the last three years, we have not experienced a work slowdown, work stoppage, strike or other labor dispute prompted by our employees that had a material effect on our business or results of operations in Lima, Viru and Trujillo. However, during the last days of 2020, a national work stoppage was held in the regions of Ica and La Libertad, the most important regions for agroindustry in Peru. The work stoppage was promoted by agricultural workers unions that were seeking for the repeal of the Agricultural Sector Promotion Law and the issuance of a new agricultural law contemplating more labor benefits and wages increases. On December 31, 2020, the Peruvian Congress published the New Agricultural Law. Our employees did not promote the work stoppage but did participate, generating a stoppage of our operations in Virú and Trujillo for nine days.

Shareholdings

See “Principal and Selling Shareholders” for additional information relating to the shareholdings of our directors. Other than Messrs. Samuel Barnaby Dyer Coriat and Piero Martin Dyer Coriat and Mr. William Paul Dyer Coriat, directly, there are no directors or management executives who own our Ordinary Shares. The Ordinary Shares owned by our directors do not have any different voting rights from other Ordinary Shares.

CERTAIN TRANSACTIONS WITH RELATED PARTIES

In the ordinary course of our business, we enter into commercial transactions with some of our affiliates. These transactions are entered into on an arm’s length basis and are approved by the Audit, Internal Control and Risks Committee. The material transactions that we engage in with related parties are described below. See Note 36 to the audited consolidated financial statements.

Agreement with Transportes Ecobus S.A.C. (Ecobus)

On August 30, 2019, we entered into an agreement with Ecobus under which Ecobus undertook the obligation to provide us with transportation service for our employees in La Libertad region in exchange for the fees set forth in such agreement. Pursuant to its terms, this agreement shall expire on August 30, 2026. This Agreement has been amended on December 31, 2019 and July 20, 2020.

Agreement with Corporación Refrigerados INY S.A.C. (INYSAC)

On July 1, 2019, Camposol entered into an agreement with INYSAC in which Camposol undertook the obligation to provide INYSAC with warehouse services in exchange for the fees set forth in such agreement. Pursuant to its terms, this agreement shall expire on June 30, 2026.

Agreement with Desarrollo Inmobiliario Marverde S.A.C. (Marverde)

On May 1, 2018, Camposol entered into an agreement with Marverde under which Marverde undertook the obligation to lease us 185.7 hectares of agricultural land in exchange for the rent set forth in such agreement. Pursuant to its terms, this agreement shall expire on April 30, 2028.

Agreement with Desarrollo Inmobiliario Marverde S.A.C. (Marverde)

On June 1, 2020, Camposol S.A. entered into a purchase agreement with Marverde by means of which Camposol S.A. acquired from Marverde a land of 5.7766 hectares denominated “Carhuabamba UC 3A, Fundo Agricultor” located in the district of Chao, province of Virú, department of La Libertad, Peru.

Agreement with D&C Inmobiliaria S.A.C. (D&C)

On October 3, 2017, Camposol entered into an agreement with D&C under which D&C undertook the obligation to lease Camposol the administrative offices located in Avenida El Derby 250, Santiago de Surco, Lima, in exchange for the rent set forth in such agreement. Pursuant to its terms, this agreement shall expire on October 3, 2027.

Agreement with Corporación Refrigerados INY S.A.C. (INYSAC)

On October 1, 2016, Camposol entered into an agreement with INYSAC under which Camposol undertook the obligation to lease to INYSAC some areas of the administrative offices located in Avenida El Derby 250, Santiago de Surco, Lima, in exchange for the rent set forth in such agreement. Pursuant to its terms, this agreement expires on August 1, 2021.

Agreement with Ecopacking Cartones S.A.C. (Ecopacking)

On September 27, 2019, Camposol entered into an agreement with Ecopacking under which Camposol undertook the obligation to allow Ecopacking the shared use of water resources from our water use license. Pursuant to its terms, this agreement expired on September 26, 2020. The renewal of this agreement is under evaluation.

Agreement with Marinasol S.A. (Marinasol)

On July 18, 2019, Camposol Foods Trading (Shanghai) entered into an agreement with Marinasol under which we undertook the obligation to provide Marinasol with brokerage services for the fees set forth in such agreement. Pursuant to its terms, this agreement shall expire on December 31, 2021.

Agreement with Marinasol S.A. (Marinasol)

On January 1, 2019, Camposol entered into a credit line agreement with Marinasol by means of which Camposol provided a credit line of up to U.S.$35.0 million to Marinasol, which could use the funds only for the payment of obligations before third party and taxes. The credit line matured on December 31, 2020 and Marinasol has fully paid all the outstanding amounts owed to Camposol under this facility.

Agreement with Gestora del Pacífico S.A.C. (GDPSAC)

On October 1, 2016, Camposol entered into an agreement with Gestora del Pacífico S.A.C. under which Camposol leased them some areas of its administrative offices located in Avenida El Derby 250, Santiago de Surco, Lima, Peru. GDPSAC will pay a rent for such lease in the terms set forth in the agreement. Pursuant to its first amendment dated January 1, 2018, the lease was extended until January 1, 2027. A second amendment was executed on November 1, 2020.

Agreement with Gestora del Pacífico S.A.C. (GDPSAC)

On December 2019, Camposol entered into an agreement with GDPSAC under which GDPSAC undertook the obligation to provide services on management consulting (investor relationship, strategy and corporate advice). This agreement expired on January 1, 2020.

Processing Service Agreement with Empacadora de Frutos Tropicales S.A.C.

On September 26, 2019, Camposol entered into an agreement with Empafrut under which Empafrut undertook the obligations to provide us with reception, cleaning, sorting, weighing, packing, palletizing and storage services for the grape campaign on 2019. This agreement was valid from September 23, 2019 to December 21, 2019. A second contract was signed on September 15, 2020 for the provision of the same services for the grape campaign on 2020. This last agreement was in place from September 23, 2020 to December 21, 2020.

DESCRIPTION OF CERTAIN MATERIAL AGREEMENTS

The following is a summary of certain material terms of our material agreements. This summary does not purport to be complete and is subject to and qualified in its entirety by reference to the complete text of the applicable agreement, copies of which have been filed as exhibits to the registration statement of which this prospectus is a part.

6.000% Senior Notes Due 2027

On February 3, 2020, Camposol issued its Senior Notes due 2027 (the “Senior Notes due 2027”) pursuant to an Indenture, dated the same date, between Camposol, the Company and The Bank of New York Mellon. We are a guarantor under the Senior Notes due 2027.

The Senior Notes due 2027 pay interest at a rate of 6.000% per year, payable semi-annually in arrears on February 3 and August 3 and mature on February 3, 2027.

The Senior Notes due 2027 and the 2027 Secured Notes Indenture are subject to certain customary covenants, such as restricted payments, asset sales, dividends and other payments restrictions affecting certain restricted subsidiaries, issuance of guarantees by restricted subsidiaries, transactions with affiliates, use of proceeds and business activities. Also, according to the Senior Notes due 2027 and the 2027 Secured Notes Indenture, we and Camposol are subject to a 3.50x Consolidated Leverage Ratio (calculated as consolidated net indebtedness to consolidated EBITDA).

The Senior Notes due 2027 are also subject customary events of default, including, among others, default on payment of principal and/or interest, breach of certain covenant provisions, a cross-default provision with any other indebtedness, failure to pay judgments or orders of payment for money, voluntarily or involuntarily commencing insolvency procedures, denying the obligations under the guarantee, disaffirming the validity of the security interests, failure of perfecting the first lien security interests and failure of maintaining the liens and collateral documents in full force and effect.

Camposol may redeem the Senior Notes due 2027 under varying redemption prices and circumstances, including redeeming up to 40% of the principal amount of the Senior Notes due 2027 at any time prior to February 3, 2023 and upon sixty days from the sale of our Ordinary Shares or Camposol’s ordinary shares at a redemption price of 106% of the principal amount of the Senior Notes due 2027 and accrued interest, if any.

BBVA Mid-Term Loan

On November 12, 2019, Camposol S.A. entered into a U.S.$20 million Mid-Term Loan with Banco BBVA Peru (“BBVA Loan”) which will mature and be payable in full after six years. The use of proceeds of the BBVA Loan are for certain permitted uses as defined in the Credit Agreement. The BBVA Loan is secured by a first priority mortgage on certain agricultural properties and other properties of the Issuer. The terms and conditions of the security interest are set forth in the Mortgage Agreement dated as of November 12, 2019. In addition to the Mortgage Agreement, the obligations under the BBVA Loan are jointly and severally guaranteed by Camposol Colombia S.A.S. The BBVA Loan was amended on November 26, 2019.

Interest under the BBVA Loan is payable on a quarterly basis at LIBOR + 3.20% based on a 360-day year.

The BBVA Loan contains customary representations and warranties, events of default and affirmative covenants, including covenants related to financial statements and other information, notices of material events, conduct of the business, payment of taxes, maintenance of properties, and insurance, submission to certain inspections, compliance with laws and agreements and further assurances. Among others, an event of default is triggered if Camposol S.A. (i) fails to pay when due; (ii) makes any incorrect representation or warranty and (iii) fails to observe or perform any covenant, among others.

The BBVA Loan also contains customary negative covenants that, subject to certain exceptions and baskets, generally limit the ability to: (i) subordinate the BBVA Loan to any other indebtedness; (ii) enter into certain liens; (iii) make capital expenditures not in the ordinary course of business; (iv) distribute dividends or any other benefit to shareholders; (v) change Camposol S.A.’s line of business; (vi) give effect to or allow a substantial change in the composition of Camposol S.A.’s Board of Directors or a change in control in respect of Camposol S.A. and (vii) enter into certain transactions with affiliates.

The BBVA Loan contains financial covenants under which (i) a Debt Service Coverage Ratio (as such term is defined in the BBVA Loan) equal to or higher than 1.25x is required to be met; and (ii) an Indebtedness Ratio (as such term is defined in the BBVA Loan) equal to or higher than 3.50x during the term of the BBVA Loan is required to be met.

Master Agreement with Sociedad Agrícola Virú S.A.

On December 17, 2015, Camposol S.A. entered into a Master Agreement with Sociedad Agrícola Virú S.A. (“Viru”). Under the Master Agreement, Camposol S.A. undertook the following obligations: (i) to sell to Viru its crops of asparagus at a price range of U.S.$0.50 to U.S.$2.30 plus the applicable value added tax per kilogram (depending on the time of year, their caliber and other quality metrics) and piquillo peppers at a price of U.S.$0.38 per kilogram, (ii) to lease to Viru the plant located in Piura, along with all the equipment required for the processing of piquillo peppers until December 17, 2020, at an annual rent of U.S.$320,000 plus the applicable value added tax and (iii) to sell to Viru all of its assets and machinery required for the processing of asparagus (including spare parts) for U.S.$1.8 million. For its part, Viru undertook the obligation to sell canned asparagus and piquillo pepper to Viru’s clients and Camposol S.A.’s strategic and exclusive clients. The terms and conditions applicable to each of the obligations described above, and their respective considerations, are further detailed in the relevant commercial agreements entered into by Camposol S.A. and Viru under the scope of the Master Agreement.

The Master Agreement contains negative covenants that prohibit Camposol S.A. from, directly or indirectly (including through its shareholders), entering into the business of producing and commercializing canned asparagus, pepper, quinoa, palmito and/or artichoke, for at least five years from the date of the Master Agreement. If Camposol S.A. fails to comply with this restriction, a penalty equal to U.S.$50,000 by each sown area of the relevant plant, as applicable, will apply (such penalty not being lower than U.S.$1,000,000). Additionally, if Camposol S.A. fails to comply with its obligations either to lease to Viru the plant located in Piura and/or to lease to Viru its crops of asparagus and piquillo pepper, a penalty of U.S.$1,000,000 in favor of Viru will apply.

The Master Agreement contains negative covenants that prohibit Viru from, directly or indirectly, entering into the business of producing and commercializing blueberries, for at least five years from the date of the Master Agreement (except for the ability to sow 200 hectares of blueberries and to maintain the existing commercial relationship with Agroberries Perú S.A.C.). If Viru fails to comply with this restriction, a penalty equal to U.S.$50,000 by each sown hectare of blueberry will apply (such penalty not being lower than U.S.$1,000,000).

Agreements for the Acquisition of Hectares of Land in Uruguay

On April 11, 2018, Camposol Uruguay S.R.L., Jamilco S.A.and Citrícola Salteña S.A. executed certain agreements for the transfer of 1,518 hectares of land in Salto, Uruguay, for a total consideration of U.S.$18.5 million.

Indenture Agreement for Unsecured Short-term Debt Program

On March 27, 2018, Camposol executed a master indenture agreement (“Acto Marco de Emisión”) and placement agreement (“Contrato de Colocación”) related to an upcoming unsecured short-term debt instrument program for up to U.S.$60 million or its equivalent in Soles (the “Program”). As set forth in the Acto Marco de Emisión, the Program will be valid for six years from the date of its registration with the SMV.

BBVA Banco Continental (now, Banco BBVA Perú) and Banco Internacional del Perú S.A.A. - Interbank are the arrangers of the Program transaction and the relevant debt instruments are expected to be placed via a public offering if an issuance takes place.

The Program was registered with the SMV, nevertheless, Camposol decided to withdraw the issuance of short-term instruments as it has available other sources of financing. As such, neither the Program, the Acto Marco de Emisión nor the Contrato de Colocación bind Camposol to any relevant obligation under Peruvian securities regulations unless (i) Camposol makes a new registration filing with the SMV with regards to the Program; and (ii) once registration has been obtained, Camposol makes a securities’ public offering under the Program. In order for Camposol to issue securities under this Program through a public offering, Camposol must previously register the issuance with the SMV.

Given the above, and although the Program will be valid until March 2024, Camposol is not a reporting issuer in Peru and it is not subject to disclosure and transparency requirements under Peruvian securities regulations.

PRINCIPAL AND SELLING SHAREHOLDERS

Camposol S.A. was founded and began operations in 1997. In October 2007, Dyer Coriat Holding S.L. (a company controlled by the Dyer and Coriat families and since renamed Generación del Pacífico Grupo S.L. (“Generación del Pacífico”)) and a group of investors acquired Camposol Holding PLC from its previous controlling shareholders with the proceeds from a U.S.$184.0 million private placement carried out by Camposol AS. Through a corporate reorganization that took place in 2008, Camposol Holding PLC became the holding company of the Camposol group of companies and listed its shares on the Oslo Stock Exchange (Oslo Børs).

On December 12, 2013, following the settlement of the mandatory takeover bid offer dated September 24, 2013, the Cyprus Securities and Exchange Commission approved the application submitted by Dyer Coriat Holding S.L. (since renamed Generación del Pacífico) to acquire from the minority shareholders all the shares of the issued share capital of Camposol Holding PLC which Dyer Coriat Holding S.L. did not own (directly or indirectly) at that time. The squeeze-out was effective as of December 13, 2013. On December 20, 2013, the shares of Camposol Holding PLC were delisted from the Oslo Stock Exchange. In April 2014, the shareholders of Camposol Holding PLC voted to convert Camposol Holding PLC, from a “PLC” (a public company limited by shares) to a “Limited” company (a private company limited by shares). On August 7, 2017, the shareholders of Camposol Holding Ltd. voted to convert Camposol Holding Ltd. back to a “PLC”.

On September 10, 2014, following a stock option purchase agreement entered on September 10, 2013, Osterlin Luis Dyer Ampudia, William Paul Dyer Osorio, Sergio Ivan Dyer Osorio, Rodrigo Israel Dyer Fernandez and Yazmin Ellie Dyer Osorio, executed their option to purchase shares from Generación del Pacífico. After the execution of the stock option purchase, Generación del Pacífico owned 82.6% of the total outstanding shares of Camposol Holding PLC.

In 2019, Camposol Holding PLC began implementing a new legal structure for its global business segregating the shrimp farming business from the agricultural business of Camposol Holding PLC and subsidiaries. On October 22, 2019, Csol Holding LTD was incorporated as a limited company under Cyprus law. On February 17, 2021, Csol Holding LTD held a shareholders meeting approving its conversion from a limited company to a public company under the name Csol Holding PLC. As of the date of this prospectus, all of the main operating companies, assets and brands related to our agribusiness, including Camposol S.A., have been transferred to Csol Holding PLC.

The legal entities that have been combined and included in our audited financial statements included in this prospectus (except for certain related party balances that were not contributed to Camposol Holding and are not related to our agribusiness) and their activities are as follows:

	Principal activity	Country of incorporation	Direct or indirect interest as of 31 December
Company			2020	2019
Camposol S.A.	Agribusiness	Peru	100%	100%
Nor Agro Perú S.A.C.	Farmland owner	Peru	100%	100%
Muelles y Servicios Paita S.R.L.	Farmland owner	Peru	100%	100%
Inversiones Agrícolas Inmobiliarias S.A.C.	Farmland owner	Peru	99.99%	99.99%
Camposol Europa S.L.	Distribution	Spain	87.27%	87.27%
Camposol Trade España S.L.	Distribution	Spain	100%	—
Camposol Fresh B.V.	Distribution	Netherlands	100%	100%
Grainlens S.A.C.	Holding	Peru	100%	100%
Blacklocust S.A.C.	Holding	Peru	100%	100%
Camposol Cyprus Limited	Holding	Cyprus	100%	—
Persea, Inc.	Holding	United States	100%	100%
Camposol Fresh U.S.A., Inc.	Distribution	United States	100%	100%
Camposol Switzerland GMBH	Distribution	Switzerland	100%	—
Camposol Colombia S.A.S.	Agriculture	Colombia	100%	100%
Camposol Foods Trading (Shanghai) Co Ltd.	Distribution	China	100%	100%
Camposol Fresh Foods Trading Co Ltd.	Distribution	China	100%	100%
Aliria .S.A.C.	R&D	Peru	100%	—
Camposol Uruguay S.R.L.	Agriculture	Uruguay	100%	—
Arándanos Campasolinos S.A.P.I. de C.V.	Agriculture	Mexico	100%	—
Camposol Chile SpA	Agriculture	Chile	100%	100%
Asociación para la Certificación de Productores Agrícolas Proveedores de Camposol	Agriculture	Peru	100%	100%

The following table sets forth the share ownership of Camposol Holding PLC, as adjusted to reflect the reorganization:

Outstanding Shares
Samuel Barnaby Dyer Coriat(1)(2)	33,037,345
Piero Martin Dyer Coriat(1)(2)	33,037,345
Sheyla Dyer Coriat(1)	16,518,671
Osterlin Luis Dyer Ampudia	9,072,107
Sergio Dyer Osorio	2,911,357
William Paul Dyer Osorio(2)	2,251,318
Yazmin Dyer Osorio	1,986,202
Rodrigo Dyer Fernandez	1,185,651
Risger S.A.	4
Total	100,000,000

(1)	Samuel Barnaby Dyer Coriat, Piero Martin Dyer Coriat and Sheyla Dyer Coriat control Camposol Holding PLC.
(2)	Samuel Barnaby Dyer Coriat, Piero Martin Dyer Coriat and William Paul Dyer Osorio serve as directors of Camposol Holding PLC.

Our Principal and Selling Shareholders

The following table sets forth our share ownership prior to the offering, as adjusted to reflect the number of shares being offered by our Selling Shareholders, the shares that our Selling Shareholders will beneficially own after the Offering and the shares that our Selling Shareholders will beneficially own after the Offering, including the full exercise of the over-allotment option by the underwriters:

	Shares Beneficially Owned Prior to the Offering		Number of Shares being Offered	Shares Beneficially Owned After the Offering		Shares Beneficially Owned after the Offering and the Full Exercise of the Over-allotment Option
Samuel Barnaby Dyer Coriat(1)(2)	33,037,345	33.04%			%		%
Piero Martin Dyer Coriat(1)(2)	33,037,345	33.04%			%		%
Sheyla Dyer Coriat(1)	16,518,671	16.52%			%		%
Osterlin Luis Dyer Ampudia	9,072,107	9.07%			%		%
Sergio Dyer Osorio	2,911,357	2.91%			%		%
William Paul Dyer Osorio(2)	2,251,318	2.25%			%		%
Yazmin Dyer Osorio	1,986,202	1.98%			%		%
Rodrigo Dyer Fernandez	1,185,651	1.18%			%		%
Risger S.A.	4	0.01%			%		%
Total	100,000,000	100.0%		100.0%		100.0%

(1)	Samuel Barnaby Dyer Coriat and Piero Martin Dyer Coriat and Sheyla Dyer Coriat control Camposol Holding PLC.
(2)	Samuel Barnaby Dyer Coriat, Piero Martin Dyer Coriat and William Paul Dyer Osorio serve as directors of the Company.

The address of our principal and Selling Shareholders is Av. El Derby 250, piso 4, Santiago de Surco, Lima, Peru.

DESCRIPTION OF SHARE CAPITAL

The following is a summary of certain provisions of the Articles of Association that we have adopted in connection with this Offering and the Cyprus law The term “shareholders” as used in these summaries in relation to our holding company refers to persons are current holders of one or more shares in the issued share capital of our holding company. These summaries do not purport to be complete and are subject to, and are qualified in their entirety by reference to, the provisions of our Articles of Association and Cyprus law.

Purpose and Share Capital

Our Articles of Association state that the objects of our company include, among other things, the carrying on of investments and trade.

As of December 31, 2020, our authorized, issued and paid share capital was U.S.$10,000,000, divided into 100,000,000 shares, each with a nominal value of U.S.$0.1 per share. On April 16, 2021, our authorized share capital was increased to U.S.$15,000,000 and our issued and paid share capital totaled U.S.$10,000,000, divided into 100,000,000 shares, each with a nominal value of U.S.$0.1 per share.

Ordinary Shares

General

There are no limitations on the rights to own our Ordinary Shares, including the rights of non-resident or foreign shareholders to hold or exercise voting rights on our Ordinary Shares under Cyprus Law or our Articles of Association.

Voting Rights

Holders of our Ordinary Shares are entitled to one vote per share.

Every shareholder will have:

•	one vote for every ordinary share such shareholder holds on a show of hands; and

•	one vote for every ordinary share such shareholder holds on a poll.

Shareholders may attend meetings in person or be represented by proxy authorized in writing.

The instrument appointing a proxy shall be in writing under the hand of the appointer or of his attorney duly authorized in writing, or, if the appointer is a corporation, either under seal, or under the hand of an officer or attorney duly authorized. A proxy does not need to be a shareholder.

The instrument appointing a proxy and the power of attorney or other authority, if any, under which it is signed or a notarial certified copy of that power or authority shall be deposited at our registered office or at such other place within Cyprus as is specified for that purpose in the notice convening the meeting at any time before the time for holding the meeting or adjourned meeting, at which the person named in the instrument proposes to vote, or, in the case of a poll, at any time before the time appointed for the taking of the poll, and in default the instrument of proxy shall not be treated as valid.

We have not provided for cumulative voting for the election of directors.

Dividends

Under the Cyprus Companies Law and our Articles of Association, dividends may only be paid out of profits after tax. Dividends may be declared at a general meeting of shareholders, but no dividend may exceed the amount recommended by the directors. In addition, the directors may on their own declare and pay interim dividends.

Under Cyprus law, we are not allowed to make distributions if the distribution would reduce our net assets below the total sum of the issued share capital and the reserves that we must maintain under Cyprus law and our articles of association

Interim dividends can only be paid if interim accounts are drawn up showing that funds available for distribution are sufficient and the amount to be distributed may not exceed the total profits made since the end of the financial year for which the annual accounts have been drawn up, plus any profits transferred from the last financial year and the withheld funds made of the reserves available for this purpose, minus any losses of the previous financial years and funds which must be put in reserve pursuant to the requirements of the law and our Articles of Association.

Moreover, for so long as the Senior Notes due 2027 of Camposol S.A. are outstanding, we have limitations on declaring or paying dividends other than dividends payable in Ordinary Shares or in options, warrants or other rights to acquire shares of our capital stock if certain conditions are not met, including among other, conditions relating to our indebtedness, net income and whether a default under the Senior Notes due 2027 has occurred. The Senior Notes due 2027 mature on February 3, 2027.

Pre-emption Rights

Under the Cyprus Companies Law, each existing shareholder has a right of pre-emption to subscribe for any new shares to be issued by the Company in cash in proportion to the aggregate number of such shares of such shareholder, except that there are no obligatory pre-emption rights with respect to shares issued for non-cash consideration.

Under our Articles of Association, we have to notify all shareholders in writing of the number of Ordinary Shares which the shareholders are entitled to acquire and the time period within which the offer, if not accepted, shall be deemed to have been rejected.

Each shareholder will have no less than 14 days following the dispatch of the notice of the offer to notify us of its desire to exercise its pre-emption right on the same terms and conditions proposed in the notice. If all the shareholders do not fully exercise all their pre-emption rights, the Board of Directors may decide to dispose the remaining shares to third parties in any manner as they deem more advantageous for the Company.

Shareholders’ pre-emption rights may be waived by a resolution adopted by a majority of two-thirds of the votes corresponding either to the represented securities or to the represented issued share capital if less than half of the issued share capital is represented and a simple majority when at least half of the issued share capital is represented . In connection with such waiver, the Board of Directors must present a written report indicating the reasons why the right of pre-emption should be waived and justifying the proposed issue price.

Variation of Rights

Under the Cyprus Companies Law and our Articles of Association, generally any change to the amount of our share capital, the division of our share capital into additional classes, or any change to the rights attached to any class of shares must be approved by a separate vote of each class of shares affected by the change. Variation of class rights requires approval by a majority of two-thirds of the votes corresponding either to the represented securities or to the represented issued share capital if less than half of the issued share capital is represented and a simple majority when at least half of the issued share capital is represented. Members voting against the variation of that class, who between them hold or represent 15% of the issued shares of that class, may apply to the court to set aside the variation.

Alteration of Capital

The following alterations to our share capital may be effected by approval of a majority of two-thirds of the votes corresponding either to the represented securities or to the represented issued share capital if less than half of the issued share capital is represented and by simple majority when at least half of the issued share capital is represented at a general meeting of our shareholders:

•	an increase in our authorized share capital;

•	the consolidation and division of any or all of our shares into shares representing a greater proportion of our share capital each;

•	the subdivision of all or part of our shares; and

•	the cancellation of any shares that have not been taken by any person at the date of the passing of the resolution.

We may also, by special resolution of a general meeting of shareholders, reduce our share capital, any capital redemption reserve account or any share premium account. Following the adoption of a special resolution for the reduction of capital, a company must apply to the Cypriot court for ratification of such special resolution. The Cypriot court shall take into account the position of the creditors of the company in deciding whether to ratify the resolution. Once the court ratifies the resolution, the court order, together with the special resolution, are filed with the Cyprus Registrar of Companies.

Issuance of Shares

Our of Articles of Association provide for a possibility to issue multiple classes of shares and the share capital of the Company may be divided into multiple classes of shares. The general meeting may, pursuant to the Amended and Restated Articles of Association, grant authority to the Board of Directors to issue and allot new shares out of the authorized but unissued share capital of the company for a period of a maximum of five years subject to any pre-emption rights in the Amended and Restated Articles of Association. Such power may be renewed one or more times by the general meeting for a period of time of a maximum of five years each time.

Buyback of Shares

The company may, subject to certain statutory requirements, terms and conditions, buyback shares in its issued share capital not exceeding 10% in nominal value of the entire issued share capital of the company. It is noted that the relevant provisions regarding the buyback of shares under the Cyprus Companies Law are vague and unclear in some respects, and their practical implication is unclear and could prevent a buyback. As they are drafted, there is a strong argument that it only applies to companies listed on the Cyprus Stock Exchange, noting that if the shares are not listed on the Cyprus Stock Exchange there is limited guidance on certain issues, such as what is the maximum buyback price and what is the maximum percentage of the shares that can be bought back. In any event, a buyback cannot be carried out unless this is done using realized and non-distributed profits which would have been available for distribution as dividends. We do not expect, however, to initiate a buyback of shares in the near future

Resolutions

Cyprus Companies Law names three types of resolutions that may be submitted to a shareholder vote: ordinary resolutions, extraordinary resolutions and special resolutions.

There is no definition in the Cyprus Companies Law of ordinary resolution. An ordinary resolution must be approved by a majority vote of shareholders having voting rights present at the meeting, voting in person or through a proxy and the company must provide at least 14-days advance notice of such meeting to shareholders.

The Cyprus Companies Law defines extraordinary resolutions and special resolutions. An extraordinary resolution must be approved by at least 75% of shareholders having voting rights present at the meeting, voting in person or through a proxy of which notice specifying the intention to propose the resolution as an extraordinary resolution (that provides at least 14-days advance notice) has been duly given. A special resolution must be approved by at least 75% of shareholders having voting rights present at the meeting, voting in person or through a proxy and the company must provide at least 21-days advance notice of such meeting to shareholders.

A special resolution is required, among other things, to amend the Articles of Association, to change the name of the Company, to reduce Company’s share capital and to amend the objectives of the Company.

Certain resolutions such as a resolution waiving preemption rights in respect of a fresh issue of shares for a cash consideration or a resolution altering our share capital require a majority of two-thirds of the votes corresponding either to the represented securities or to the represented issued share capital if less than half of the issued share capital is represented and a simple majority when at least half of the issued share capital is represented.

Meetings of Shareholders

We are required to hold an annual general meeting of shareholders each year on such day and at such place as the directors may determine. The directors may, whenever they think fit, decide to convene an extraordinary general meeting. Under Cyprus Companies Law, extraordinary general meetings can also be convened by the requisition of shareholders holding at the date of the deposit of the requisition at least 10% of such of the paid in capital of the company as at the date of the deposit carries the right of voting at general meetings of the company.

Annual general meetings and meetings where a special resolution will be proposed can be convened by the Board of Directors by issuing a notice in writing specifying the matters to be discussed at least 21 days prior to the meeting. All other general meetings may be convened by the board by issuing a written notice at least 14 days prior to the meeting. Meetings may be called by shorter notice and shall be deemed to have been duly called if it is so agreed:

•	in the case of an annual general meeting, by all the shareholders entitled to attend and vote; and

•

in the case of any other meeting, by shareholders representing a majority in number of the shareholders entitled to attend and vote at the meeting and that hold at least 95% in nominal value of the shares entitled to vote at the meeting.

Pursuant to our Restated Articles of Association, we may give notice to a shareholder either personally or by sending it by post, email, fax to the intended recipient or to such shareholder’s registered address. Where a notice is sent by post, service of the notice shall be deemed effected provided that it has been properly mailed, addressed, and posted, at the expiration of twenty-four (24) hours after same is posted. Where a notice is sent by fax or electronic mail , service of the notice shall be deemed to be effected as soon as it is sent, provided, in the event of email, there is no notification of non-receipt, and in the event of fax, there will be the relevant transmission confirmation.

We may give notice to the joint shareholders of a share by giving the notice to the joint shareholder first named in the register of members in respect of the share. We may give notice to the persons entitled to a share in consequence of the death or bankruptcy of a shareholder by sending it through the post in a prepaid letter addressed to them by name, or by the title of representative of the deceased, or trustee of the bankrupt, or by any like descriptions, at the address, if any, supplied for the purpose by the persons claiming to be so entitled, or (until such an address has been so supplied) by giving the notice in any manner in which the same might have been given if the death or bankruptcy had not occurred.

Notice of every general meeting shall be given in any manner described above to:

•	every shareholder except those shareholders who have not supplied us a registered address for the giving of notices to them;

•	every person upon whom the ownership of a share devolves by reason of his being a legal personal representative or a trustee in bankruptcy would be entitled to receive notice of the meeting; and

•	our auditor.

No other person shall be entitled to receive notices of general meetings.

The quorum for a general meeting will consist of at least three shareholders, present in person or by proxy. If within half an hour from the time appointed for the meeting a quorum is not present, the meeting, if convened upon the requisition of shareholders, shall be dissolved; in any other case it shall stand adjourned to the same day of the next week, at the same time and place or on such other day and at such other time and place as the Board of Directors may determine and if at the adjourned meeting a quorum is not present within half an hour from the time appointed for the meeting, the shareholders present in person or by proxy and entitled to vote, shall constitute a quorum.

Subject to the provisions of the Cyprus Companies Law, a resolution in writing signed by all the shareholders entitled to receive notice of and to attend and vote at general meetings (or being corporations by their duly authorized representatives) shall be as valid and effective as if the same had been passed at a general meeting duly convened and held.

Inspection of Books and Records

Under the Cyprus Companies Law and our Amended and Restated Articles of Association, our directors are required to cause accounting books to be properly maintained with respect to:

•	all sums of money received and expended by us and the matters in respect of which the receipt and expenditure takes place;

•	all sales and purchases of goods by us; and

•	our assets and liabilities.

Proper books shall not be deemed to be kept if there are not kept such books of account as are adequate to give a true and fair view of our affairs and to explain our transactions.

No shareholder (other than a shareholder who is also a director) will have any right of inspecting any of our accounts or books or documents except as conferred by statute or authorized by the directors or by our shareholders in general meeting.

According to Cyprus Companies Law, every company shall keep at its registered office a register of directors and secretary, a register of its members, a register of debentures and a register of charges and mortgages. These registers shall, except when these are duly closed, during business hours (subject to such reasonable restrictions as the company may by its articles or in general meeting impose, so that not less than two hours in each day are allowed for inspection) be open to the inspection of any shareholder without any charge.

The books containing the minutes of proceedings of any general meeting of a company shall be kept at the registered office of the company, and shall during business hours (subject to such reasonable restrictions as the company may by its articles or in general meeting impose, so that not less than two hours in each day are allowed for inspection) be open to the inspection of any shareholder without charge.

Furthermore, any shareholder and any holder of debentures of a company are entitled to be furnished on demand, without charge, with a copy of every balance sheet of the company, including every document required by law to be annexed thereto, together with a copy of the auditors’ report of the balance sheet.

A shareholder of the Company may, in furtherance of a proper purpose, request in writing to inspect during normal business hours the books, records, minutes and consents kept by the Company and to make copies of extracts therefrom. The Company may refuse the request if, by resolution of directors, they determine that such inspection would not be in the best interest of the Company. The shareholder then has 90 days to apply to the court for an order to allow the inspection.

Appointment of Directors

Our articles of association provide that unless and until otherwise determined by us in a general meeting, the number of directors shall not be less than two, and there shall be no maximum. Retiring directors are eligible for re-election.

The continuing directors may act notwithstanding any vacancy, but, if and so long as their number is reduced below the number fixed by the Articles of Association as the necessary quorum for a board meeting, the continuing directors may act for the purpose of increasing the number of directors to that number, or of summoning a general meeting, but for no other purpose.

Our Board of directors shall have power at any time to appoint any person to be a director, either to fill a vacancy or as an addition to the existing directors, but the total number of directors shall not at any time exceed the number fixed in accordance with the Articles of Association. Any director so appointed shall hold office only until the next following annual general meeting, and shall then be eligible for re-election.

Removal of Directors

Under Cyprus law, notwithstanding any provision in our Articles of Association, a director may be removed by an ordinary resolution of the general shareholders’ meeting, which must be convened with at least 28 days’ notice.

The office of any of the directors shall be vacated or shall be precluded from being elected if the relevant person becomes, among other things:

•	bankrupt or makes any arrangements or composition with his or her creditors generally; or

•	permanently incapable or performing his or her duties due to mental or physical illness or due to his or her death.

Powers of the Board of Directors

Our Board of directors has been granted authority to manage our business affairs and may exercise all such powers of the company as are not, by law or by our Articles of Association, required to be exercised by the company in general meeting.

Proceedings of the Board of Directors

Our Board of directors may meet, adjourn, and otherwise regulate its meetings as it thinks fit, and questions arising at any meeting shall be decided by a majority of votes. In the case of equality of votes, the chairman shall have a second or casting vote. Any director may, and the secretary at the request of a director shall, at any time, summon a meeting of the board. It shall be necessary to give at least a 96-hour notice of a meeting of the board to each director. A meeting may be held by telephone or other means whereby all persons present may at the same time hear and be heard by everybody else present.

The quorum necessary for the transaction of the business by our Board of directors shall be determined by the board of directors and in case it is not so determined, then at least half of the total number of directors attending a meeting in person or by an alternate shall form a quorum.

A resolution consented to in writing will be as valid as if it had been passed at a meeting of our Board of directors when signed by all the directors.

Interested Directors

A director who is in any way directly or indirectly interested in a contract or proposed contract with us shall declare the nature of his interest at a meeting of the directors in accordance with the Cyprus Companies Law. Directors who have an interest in any contract or arrangement shall not have the right to vote (and shall not be counted in the quorum).

Notification of Shareholdings by Directors and Substantial Shareholders

There is no requirement under the Articles of Association of our Company or Cyprus Companies Law for the notification of shareholdings by our directors and substantial shareholders. As none of our securities are listed on a regulated market in Cyprus or the European Union, there are no notification requirements under relevant Cyprus and European Union legislation. Applicability of Cyprus Takeover Law and European Union Takeover Directive.

Applicability of Cyprus Takeover Law and European Union Takeover Directive

As none of our securities are listed on a regulated market in Cyprus or the European Union, neither the Cyprus Takeover Law nor the European Union’s Takeover Directive apply to purchases of our shares.

Cyprus Law

General Meetings	We are required to hold an annual general meeting of shareholders each year on such day and at such place as the directors may determine. The directors may, whenever they think fit, decide to convene an extraordinary general meeting.

Extraordinary general meetings may be convened by requisition of shareholders holding at the date of the deposit of the requisition at least 10% of such of the paid up share capital of the Company as at the date of the deposit carries the right of voting at general meetings of the Company and if the Company fails, within 21 days from the date of the requisition, to call a meeting the requisitionists (or any of them representing more than 50% of the total voting rights of all of them), themselves convene a meeting but any meeting so convened shall not be held after the expiration of three months from the said date. If the Company fails to hold its annual general meeting, it may be subject to fines and it may be ordered to hold a meeting by the Council of Ministers.

Quorum Requirements for General Meetings	The Cyprus Companies Law provides that a quorum at a general meeting of shareholders may be fixed by the articles of association otherwise a quorum consists of three members. Our articles provide a quorum required for any general meeting consists of three shareholders, present in person or by proxy.

Removal of Directors	Under the Cyprus Companies Law, any director may be removed by an ordinary resolution, provided a special notice of 28 days prior to the general meeting of the shareholders at which it is moved has been given. The director concerned must receive a copy of the notice of the intended resolution and that director is entitled to be heard on the resolution at the meeting.

The director concerned may make representations either orally or in writing to the Company, not exceeding reasonable length, and require that the shareholders of the Company be notified of such representations either via advance notice or at the shareholders’ meeting, unless a court in Cyprus determines that such rights are being abused to secure needless publicity for a defamatory matter. Such removal shall be without prejudice to any claim such director may have for damages for breach of any contract of service between him and the Company.

Directors’ Fiduciary Duties	Under Cyprus law, the directors of a company have certain duties towards the company and its shareholders. These duties consist of statutory duties and common law duties.

Statutory duties under the Cyprus Companies Law include, among others, the duty to cause the preparation of the financial accounts in accordance with International Accounting Standards and the disclosure of directors’ salaries and pensions in the company’s accounts or in a statement annexed thereto.

In general, the directors of a Cyprus company owe a duty to manage the company in accordance with the provisions of applicable law and within the regulations of the memorandum and articles of association of the company and failure to do so will lead to the directors being liable for breach of their fiduciary duties. In addition, directors must disclose any interests that they may have. They have a statutory duty to avoid any conflict of interest. This duty is imposed on those directors, who are either directly or indirectly interested in a contract or proposed contract with the company. Failure to reveal the nature of their interest at a meeting of directors would result in the imposition of a fine and, potentially, it can also cause a relevant resolution to be invalid and make a relevant director liable to the company for breach of duty.Directors also have a duty to conduct the affairs of the company in a manner that is not oppressive to some part of the members.
In addition, according to common law, directors must act in accordance with their duty of good faith and in the best interests of the company. They must exercise their powers for the particular purposes of which they were conferred and not for an extraneous purpose (for a proper purpose) and must display a reasonable degree of skill that may be expected from a person of his knowledge and experience.

Cumulative Voting	The company’s articles of association can contain provisions in relation to cumulative voting. Our Articles of Association do not contain provision on cumulative voting.

Shareholder Action by Written Consent	According to the Articles of Association of the Company, a resolution in writing signed by all the shareholders then entitled to receive notice of and to attend and vote at general meetings shall be as valid and effective as if the same had been passed at a general meeting of the Company duly convened and held.

Business Combinations	The Cyprus Companies Law provides for schemes of arrangement, which are arrangements or compromises between a company and any class of shareholder or creditors and used in certain types of reconstructions, amalgamations, capital reorganizations or takeovers.

Under Cyprus Companies Law, arrangements and reconstructions, require:

•  the approval at a shareholders’ or creditors’ meeting convened by order of the court, representing a majority in value of the creditors or class of creditors or in number of votes of members or class of members, as the case may be, present and voting either in person or by proxy at the meeting; and

•  the approval of the court.

The Cyprus Companies Law allows for the merger of public companies as follows: (a) merger by absorption of one or more public companies by another public company; (b) merger of public companies by way of incorporation of a new public company; and (c) fragmentation of public companies meaning (i) fragmentation by way of absorption and (ii) fragmentation by way of incorporation of new companies. These transactions require, inter alia (and subject to requirements of other sections of the Cyprus Companies Law):

•  a majority in value of the creditors or class of creditors or in number of votes members or class of members, as the case may be, present and voting either in person or by proxy at the meeting;

•  the directors of the companies to enter into and to approve a written reorganization or division plan, as applicable

•  the directors of the companies to prepare a written report explaining the terms of the transaction; and

•  the approval of the court.

The Cyprus Companies Law provides for the cross border merger between Cyprus companies and companies registered in another European Union jurisdiction.

Interested Shareholders	There are no equivalent provisions under the Cyprus Companies Law relating to transactions with interested shareholders. However, such transactions must be in the corporate interest of the company.
Limitations on Personal Liability of Directors	Under the Cyprus Companies Law, a director who vacates office remains liable, subject to applicable limitation periods, under any provisions of the Cyprus Companies Law that impose liabilities on a director in respect of any acts or omissions or decisions made while that person was a director.

Appraisal Rights	There is no general concept of appraisal rights under the Cyprus Companies Law, although there are instances when a shareholder’s shares may have to be acquired by another shareholder at a price ordered by the court. One such example is where a shareholder complains of oppression.

Shareholder Suits	Under the Cyprus law, generally, the company, rather than its shareholders, is the proper claimant in an action in respect of a wrong done to the company or where there is an irregularity in the company’s internal management. Notwithstanding this general position, the Cyprus law provides that a court may, in a limited set of circumstances, allow a shareholder to bring a derivative claim (that is, an action in respect of and on behalf of the company).

Inspection of Books and Records	A shareholder and any holder of debentures of a company are entitled to be furnished on demand, without charge, with a copy of the last balance sheet of the company, including every document required by law to be annexed thereto, together with a copy of the auditors’ report on the balance sheet.

Variation of Rights of Shares	Under the Cyprus Companies Law, generally any change to the amount of the company’s share capital, the division of the company’s share capital into additional classes, or any change to the rights attached to any class of shares in case the share capital of the company is divided into different classes of shares must be approved by a separate vote of each class of shares affected. The decision is passed by a majority of two-thirds of the votes corresponding either to the represented securities or to the represented issued share capital. When at least half of the issued share capital is represented a simple majority will suffice.

Amendment of Governing Documents	Under the Cyprus Companies Law a company may alter the objects contained in its memorandum by a special resolution of the shareholders of the company (approved by 75% of those present and voting) and the alteration shall not take effect until, and except in so far as, it is confirmed on petition by a court in Cyprus.

The articles of association of a company may be altered or additions may be made to it by special resolution of the shareholders of the company.

Dividends and Repurchases	Under the Cyprus Companies Law and our Articles of Association, dividends may only be paid out of profits after tax. Dividends may be declared at a general meeting of shareholders, but no dividend may exceed the amount recommended by the directors. In addition, the directors may on their own declare and pay interim dividends.

No distribution of dividends may be made when, on the closing date of the last financial year, the net assets, as set out in our Company’s annual accounts are, or following such a distribution would become, lower than the amount of the issued share capital and those reserves which may not be distributed under law or our Articles of Association.

Interim dividends can only be paid if interim accounts are drawn up showing that funds available for distribution are sufficient and the amount to be distributed may not exceed the total profits made since the end of the last financial year for which the annual accounts have been drawn up, plus any profits transferred from the last financial year and the withheld funds made of the reserves available for this purpose, minus any losses of the previous financial years and funds which must be put in reserve pursuant to the requirements of the law and our Articles of Association.

In general, a public company may acquire its own shares either directly or through a person acting in its name but for the account of the company, provided that the articles of the company allow this and as long as the conditions of the Cyprus Companies Law are met.

These conditions include, inter alia, the following:

•  shareholder approval via special resolution;

•  the total nominal value of shares acquired by the company, including shares previously acquired and held by the company, may not exceed 10% of the company’s issued capital;

•  the company must pay for shares repurchased out of the realized and non-distributable profits; and

•  such repurchases may not have the effect of reducing the company’s net assets below the amount of the company’s issued capital plus those reserves which may not be distributed under the law or our Articles of Association. The company may only acquire shares that have been fully paid up.

It is noted that the relevant provisions regarding the buyback of shares under Cyprus Companies Law are vague and unclear in some respects, and their practical implication is unclear and could prevent a buyback.

Pre-emption Rights	Under the Cyprus Companies Law, each existing shareholder has a right of pre-emption entitling them to the right to subscribe for their pro-rata shares of any new share issuance made by the company for a cash consideration.

If all the shareholders do not fully exercise all their pre-emption rights, the Board of Directors may decide to offer and sell the remaining shares to third parties on terms not more favorable than those indicated in the notice.

Shareholders’ pre-emption rights may be waived by a resolution adopted by a specified majority. The decision is passed by a majority of two-thirds of the votes corresponding either to the represented securities or to the represented issued share capital. When at least half of the issued share capital is represented a simple majority will suffice. In connection with such waiver, the Board of Directors must present a written report indicating the reasons why the right of pre-emption should be waived and justifying the proposed issue price.

Dissolution; Winding Up	Under the Cyprus Companies Law, a company may be voluntarily dissolved, liquidated or wound up if the Board of Directors adopts a declaration of solvency and the shareholders entitled to vote thereon approve by a special resolution the appointment of a liquidator.

In addition, a company may be wound up by the court in a number of circumstances including where it is unable to pay its debts.

History of Share Issuances

Upon incorporation of our Company the following issuance of shares was effected on October 22, 2019:

Osterlin Luis Dyer Ampudia	9,072,107 ordinary shares
Aurelio Miro Quesada 166-168, Dpto. 702,
San Isidro, Lima 004727, Peru

Piero Martin Dyer Coriat	33,037,345 ordinary shares
Mariscal 100 Y JR 28 De Julio S/N Dpto. 101,
Barranco, Lima, Peru

Rodrigo Israel Dyer Fernandez	1,185,651 ordinary shares
484, El Rosario Torre 1 Dpto. 102, 006978 San Isidro – Lima, Peru

Samuel Barnaby Dyer Coriat	33,037,345 ordinary shares
Av. El Derby 250, 4 Floor, Santiago de Surco, Lima 33, Peru

Sergio Ivan Dyer Osorio	2,911,357 ordinary shares
Av. Pezet 959, Dpto. 1301, Lima, Peru

Sheyla Dyer Coriat	16,518,671 ordinary shares
Jr. Osa Mayor 130, Urb. Los Granados,
Santiago de Surco - L33, Lima, Peru

William Paul Dyer Osorio	2,251,318 ordinary shares
General Pezet 973 Mz. D Lt. 3 Dpto. 902
URB Santa Teresita, San Isidro, Lima, Peru

Yazmin Ellie Dyer Osorio	1,986,202 ordinary shares
Aurelio Miro Quesada 166-168, Dpto. 702,
San Isidro, Lima 004727, Peru

Risger S.A.	4 ordinary shares
26 De Marzo, 4 floor, 3438 Montevideo, Uruguay

SHARES ELIGIBLE FOR FUTURE SALE

Before this Offering, other than being listed in the Oslo Stock Exchange which de-listing occurred on December 20, 2013, there has not been a public market for any of our securities. Future sales of substantial amounts of our Ordinary Shares in the public markets after this Offering, or the perception that such sales may occur, could adversely affect market prices prevailing from time to time. As described below, only a limited number of our Ordinary Shares currently outstanding will be available for sale immediately after this Offering due to contractual and legal restrictions on resale. Nevertheless, after these restrictions lapse, future sales of substantial amounts of our Ordinary Shares in the public market in the United States, including Ordinary Shares issued upon exercise of outstanding options or upon transfer of Ordinary Shares, or the possibility of such sales, could negatively affect the market price in the United States of our Ordinary Shares and our ability to raise equity capital in the future.

Shortly after the completion of this Offering, we will have              outstanding Ordinary Shares, assuming no exercise of the underwriters’ over-allotment option. Of that amount,              Ordinary Shares will be publicly held by investors participating in this Offering, and Ordinary Shares will be held by our existing shareholders, who may be our “affiliates” as that term is defined in Rule 144 under the Securities Act. As defined in Rule 144, an “affiliate” of an issuer is a person that directly, or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, the issuer.

All of the Ordinary Shares sold in the offering will be freely transferable in the United States by persons other than our “affiliates” without restriction or further registration under the Securities Act. Ordinary shares purchased by one of our “affiliates” may not be resold, except pursuant to an effective registration statement or an exemption from registration, including an exemption under Rule 144 under the Securities Act described below.

The Ordinary Shares that will be held by existing shareholders are, and Ordinary Shares issuable upon exercise of options and outstanding following the completion of this Offering will be, “restricted securities” as that term is defined in Rule 144 under the Securities Act. These restricted securities may be sold in the United States only if they are registered or if they qualify for an exemption from registration under Rule 144 or Rule 701 under the Securities Act. These rules are described below.

Lock-Up Agreement

In connection with this Offering, for a period of 180 days from the date of this prospectus, we, our Selling Shareholders and our directors and officers will not, without the prior written consent of BofA Securities, Inc., UBS Securities LLC and J.P. Morgan Securities LLP, dispose of or hedge any shares or any securities convertible into or exchangeable for our Ordinary Shares. The restrictions described in the preceding sentence do not apply to certain customary exceptions and exclusions. The form of lock-up agreement is included as an exhibit to the underwriting agreement that has been filed as an exhibit to our registration statement of which this prospectus is a part.

BofA Securities, Inc., UBS Securities LLC and J.P. Morgan Securities LLP in their sole discretion may release any of the securities subject to these lock-up agreements at any time, which, in the case of officers and directors, shall be with notice.

The underwriters do not have any agreements or understandings, tacit or explicit, or any present intent to release the lock-ups early.

Immediately following the completion of this Offering, shareholders subject to lock-up agreements will hold              Ordinary Shares representing approximately     % of our then outstanding Ordinary Shares, or              Ordinary Shares representing approximately     % of our then outstanding Ordinary Shares, if the underwriters exercise their over-allotment option in full.

Rule 144

In general, under Rule 144 under the Securities Act as currently in effect, beginning 90 days after the date of this prospectus, a person who is not, and has not been at any time during the three months preceding a sale, our affiliate and who has beneficially owned Ordinary Shares that are “restricted securities” within the meaning of Rule 144 for more than six months would be entitled to sell an unlimited number of those Ordinary Shares, subject only to the availability of current public information about us. A non-affiliate who has beneficially owned Ordinary Shares that are “restricted securities” for at least one year from the later of the date these Ordinary Shares were acquired from us or from our affiliate would be entitled to freely sell those Ordinary Shares.

A person who is deemed to be an affiliate of ours and who has beneficially owned Ordinary Shares that are “restricted securities” for at least six months would be entitled to sell, within any three-month period, a number of Ordinary Shares that is not more than the greater of:

•	1.0% of the number of our Ordinary Shares then outstanding; or

•	the average weekly reported trading volume of our Ordinary Shares for the four calendar weeks preceding the date on which a notice of the sale on Form 144 is filed with the SEC by such person.

Sales under Rule 144 by persons who are deemed to be our affiliates are also subject to manner-of-sale provisions, notice requirements and the availability of current public information about us.

In addition, in each case, these shares would remain subject to lock-up arrangements and would only become eligible for sale when the lock-up period expires.

Rule 701

Beginning 90 days after the date of this prospectus, persons who acquired Ordinary Shares under a written compensatory plan or contract may be entitled to sell such shares in reliance on Rule 701 under the Securities Act. Rule 701 permits affiliates to sell their Rule 701 shares under Rule 144 without complying with the holding period requirements of Rule 144. Rule 701 further provides that non-affiliates may sell these shares in reliance on Rule 144 without complying with the current information or holding period requirements. However, executive officers that are subject to lock-up arrangements would only become eligible to sell any Rule 701 shares when the lock-up period expires.

TAXATION

Material Cyprus Income Tax Consequences

Tax residency

As a rule, a company is considered to be a resident of Cyprus for tax purposes if its management and control is exercised in Cyprus.

The Cyprus Tax Authorities have published guidelines which indicate the minimum requirements that need to be satisfied for a company to be considered a tax resident of Cyprus and be eligible to obtain a tax residency certificate. Such requirements include the following: (i) whether the company is incorporated in Cyprus and is a tax resident only in Cyprus; (ii) whether the company’s board of directors has a decision making power that is exercised in Cyprus in respect of key management and commercial decisions necessary for the company’s operations and general policies and, specifically, whether the majority of the meeting of the board of directors take place in Cyprus and the minutes of the board of directors are prepared and kept in Cyprus, and, also, whether the majority of the board of directors are tax residents of Cyprus; (iii) whether the shareholders’ meetings take place in Cyprus; (iv) whether the terms and conditions of the general powers of attorney issued by the company do not prevent the company and its board of directors to exercise control and make decisions; (v) whether the corporate seal and all statutory books and records are maintained in Cyprus; (vi) whether the corporate filings and reporting functions are performed by representatives located in Cyprus; (vii) whether the agreements relating to the company’s business or assets are executed or signed in Cyprus.

With respect to an individual, he/she may be considered to be a resident of Cyprus for tax purposes in a tax year (which is the calendar year) if he/she is physically present in Cyprus for a period or periods exceeding in aggregate more than 183 days in that calendar year. As from January 1, 2017, an individual can elect to be a tax resident of Cyprus even if he/she spends less than or equal to 183 days in Cyprus provided that he/she spends at least 60 days in Cyprus and satisfies all of the following criteria within the same tax year:

a)	The individual does not stay in any other country for one or more periods exceeding in aggregate 183 days in the same tax year;

b)	The individual is not a tax resident in any other country for the same tax year;

c)

The individual exercises any business in Cyprus and/or is employed in Cyprus and/or is an officer of a Cyprus tax resident person at any time during the relevant tax year provided that such is not terminated during the tax year; and

d)	The individual maintains a permanent residence in Cyprus (by owning or leasing such residence).

Corporate income tax rate

A company which is considered a resident of Cyprus for tax purposes is subject to income tax in Cyprus on its worldwide income, subject to certain exemptions. The rate of the corporate income tax is currently 12.5%.

Personal income tax rate

An individual who is considered a resident of Cyprus for tax purposes is subject to income tax in Cyprus on its worldwide income, subject to certain exemptions. The personal income tax rates are currently as follows:

Taxable Income Euro	Tax Rate %	Cumulative Tax Euro
0 - 19.500	0	0
19.501 - 28.000	20	1.700
28.001 - 36.300	25	3.775
36.301 - 60.000	30	10.885
60.001 and over	35

Taxation of income and gains of the Company

Gains from the disposal of securities

Subject to the following paragraph, any gain from disposal by the Company of securities (the definition of securities includes, among others, shares, GDRs and bonds of companies and options thereon) shall be exempt from taxation in Cyprus.

In case of a Cyprus company which is the direct or indirect (subject to conditions for indirect ownership) owner of immovable property situated in Cyprus and its shares are not listed on any recognized stock exchange, any gain from the disposal of such shares will be subject to capital gains tax at the rate of 20%, but only if the value of the immovable property is more than 50% of the value of the assets of the company the shares of which are sold.

Dividend income

Dividend income (whether received from Cyprus resident or non-Cyprus resident companies) is exempt from income tax in Cyprus.

Dividend income received by a tax resident of Cyprus is subject to a special contribution for defense (the “SDC”) at a rate of 17%. In case the recipient of dividend is a company that is tax resident of Cyprus, such as the Company:

a)	It is exempt from the SDC on dividends if it receives the dividend from another company, which is a tax resident of Cyprus.

b)

It is exempt from the SDC on dividends if it receives the dividend from another company which is not a tax resident of Cyprus. This exemption will not apply if: (i) the payer engages directly or indirectly more than 50% in activities which lead to investment income and (ii) the foreign tax burden of the payer is substantially lower than the tax burden of the recipient. A Circular has been issued by the Cyprus Tax Authorities clarifying that “significantly lower” means an effective tax rate of less than 6,25% on the profit distributed.

Foreign tax paid or withheld on dividend income received by a Cyprus tax resident company can be credited against Cypriot tax payable on the same income provided proof of payment can be furnished.

Interest income

The tax treatment of interest income of any company which is a tax resident of Cyprus, such as the Company, will depend on whether such interest income is treated as “active” or “passive.”

Interest income which consists of interest which has been received by a company which is a tax resident of Cyprus in the ordinary course of its business, including interest which is closely connected with the ordinary course of its business (i.e. “active”) will be subject to income tax at the rate of

12.5%, after the deduction of any allowable business expenses.

Any other interest income, that is interest received not in the recipient’s ordinary course of business or in close relation to it (i.e. “passive”), will be subject to SDC at a rate of 30% which is levied on the gross interest received.

Specifically, interest income arising in connection with the provision of loans to related or associated parties should be generally considered as income arising from activities closely connected with the ordinary carrying on of a business and should, as such, be exempt from SDC and only be subject to income tax.

Taxation of income and gains of the Investors

Individual Non-Cyprus tax resident investors

Under Cyprus legislation there is no withholding tax on dividends and interest paid to non-Cyprus tax residents. Cyprus is, currently, in the process of introducing withholding taxes on dividend and interest payment in relation to persons which are tax resident in jurisdictions included in the EU list of non-cooperative jurisdictions for tax purposes which, currently, are American Samoa, Anguilla, Barbados, Fiji, Guam, Palau, Panama, Samoa, Trinidad and Tobago, US Virgin Islands, Vanuatu and Seychelles.

Individual Cyprus tax resident investors

Gains from disposal of Shares

Any gain from the disposal by a Cyprus tax resident individual of securities shall be exempt from SDC and income tax. The term “securities” is defined as shares, bonds, debentures, founders’ shares and other securities of companies or other legal persons incorporated in Cyprus or abroad and options thereon. Circulars have been issued by the Cyprus Tax Authorities clarifying that the term also includes among others, options on securities, short positions on securities, futures/forwards on securities, swaps on securities, depositary receipts on securities (American Depositary Receipts (“ADRs”), GDRs), rights of claim on bonds and debentures (rights on interest of these instruments are not included), index participations only if they result on securities, repurchase agreements or Repos on securities, units in open-end or close-end collective investment schemes.

Such gains are also not subject to capital gains tax provided that the company the shares of which are disposed of does not directly or indirectly own any immovable property situated in Cyprus or such shares are listed on any recognized stock exchange.

Dividend income

Cyprus tax resident individuals are exempt from income tax on dividend income, but are subject to SDC on dividends at the rate of 17% provided that they are also Cyprus domiciled. The tax is withheld prior to payment by the company to the shareholder.

An individual is considered to have his domicile in Cyprus if:

a)	subject to certain exceptions, if he/she has his/her domicile of origin in Cyprus based on the provisions of the Cyprus Wills and Succession Law, Cap. 195, or

b)	has been a tax resident of Cyprus for at least 17 years out of the last 20 years prior to the tax year.

Individuals (holders of shares) must consult their own tax advisors on the consequences of their residence or domicile in relation to the taxes applied to the payment of dividends.

Corporate Non-Cyprus tax resident investors

No withholding tax applies in Cyprus with respect to payment of interests and dividends by the Company to non-Cyprus tax resident investors. Cyprus is, currently, in the process of introducing withholding taxes on dividend and interest payment in relation to persons which are tax resident in jurisdictions included in the EU list of non-cooperative jurisdictions for tax purposes which, currently, are American Samoa, Anguilla, Barbados, Fiji, Guam, Palau, Panama, Samoa, Trinidad and Tobago, US Virgin Islands, Vanuatu and Seychelles.

Corporate Cyprus tax resident investors

Gains from disposal of Shares

Any gain from disposal by a Cyprus tax resident company of securities shall be exempt from SDC and income tax. The term “securities” is defined as shares, bonds, debentures, founders’ shares and other securities of companies or other legal persons incorporated in Cyprus or abroad and options thereon. Circulars have been issued by the Cyprus Tax Authorities clarifying that the term also includes among others, options on securities, short positions on securities, futures/forwards on securities, swaps on securities, depositary receipts on securities (American Depositary Receipts (“ADRs”), GDRs), rights of claim on bonds and debentures (rights on interest of these instruments are not included), index participations only if they result on securities, repurchase agreements or Repos on securities, units in open-end or close-end collective investment schemes.

Such gains are also not subject to capital gains tax provided that the company the shares of which are disposed of does not directly or indirectly own any immovable property situated in Cyprus or such shares are listed on any recognized stock exchange.

Dividend income

Dividend income received by a Cyprus tax resident company is exempt from income tax in Cyprus.

Dividend income received or deemed to be received by a Cyprus tax resident company, is exempt from SDC, except in the event that the payer is not a Cyprus tax resident company in which case SDC is levied at the rate of 17% provided the following conditions are met:

a)	if the payer engages directly or indirectly more than 50% in activities which lead to investment income; and

b)

the foreign tax burden of the payer is substantially lower than the tax burden of the recipient. A Circular has been issued by the Cyprus Tax Authorities clarifying that “significantly lower” means an effective tax rate of less than 6,25% on the profit distributed.

Foreign tax paid or withheld on dividend income received by the Cyprus tax resident company can be credited against Cypriot tax payable on the same income provided proof of payment can be furnished.

Deemed distribution rules

In case the Company does not distribute at least 70% of its after-tax profits within two years of the end of the year in which the profits arose would be deemed to have distributed this amount as a dividend two years after that year end. On such amount of deemed dividend SDC, currently at a rate of 17%, is imposed to the extent that the ultimate direct/indirect shareholders of the Company are both Cyprus tax resident and Cyprus tax domiciled.

SDC may also be payable on deemed dividends in case of liquidation or capital reduction of the company.

Arm’s length principles

Cyprus legislation contains principles that require transactions to be conducted on an arm’s length basis and enables the authorities to ignore transactions which do not satisfy the arm’s length principles.

Stamp duty

Cyprus levies stamp duty on every instrument if:

a)	it relates to any property situated in Cyprus; or

b)	it relates to any matter or thing which is performed or done in Cyprus.

There are documents which are subject to stamp duty in Cyprus at a fixed fee (ranging from €0.05 to €35) and documents which are subject to stamp duty based on the value of the document. The above obligation arises irrespective of whether the instrument is executed in Cyprus or abroad.

In case it is payable (a) the maximum amount of stamp duty would be Euro €20,000 and (b) if not paid (i) this does not affect the validity of the relevant document and (ii) before the document is presented before any authority in Cyprus or is produced in evidence in a Cyprus court, the stamp duty together with a penalty of up to Euro €4,100 would have to be paid.

Peruvian Tax Disclosure

The following is a general summary of the material tax issues under Peruvian law, in effect as of the date of this prospectus. This summary describes the principal tax consequences of an investment in the Ordinary Shares by non-resident individuals or entities (“Non-Peruvian Holders”) as of the date of this prospectus. Legislative, judicial or administrative changes or interpretations may, however, be forthcoming. Any such changes or interpretations could have tax implications for holders of the Ordinary Shares and thus alter or modify the conclusions set forth herein.

This summary is not intended to be a comprehensive description of all the tax considerations that may be relevant in deciding whether to invest in the Ordinary Shares, nor does this summary describe any tax consequences arising under the laws of any taxing jurisdiction other than Peru, or any tax implications applicable to any resident of Peru or persons with a permanent establishment in Peru.

Under current Peruvian tax law:

•

Peruvian tax residents (individuals or legal entities) are subject to taxation on their worldwide sources of income. Non-residents of Peru are subject to taxation only on their Peruvian sources of income;

•

Individuals are deemed to be residents in Peru if: (i) they are Peruvian nationals who have established their principal place of residence in Peru, or (ii) they are foreign nationals residing in Peru for at least 183 days in any 12-month period (the condition of Peruvian resident can only be established as of January 1st of the year following the fulfillment of all residence conditions); and

•	Legal entities are deemed to be residents in Peru if they are established or incorporated in Peru.

Capital Gains

As a general rule, under current Peruvian income tax laws and regulations, no tax consequences will apply in Peru to Non-Peruvian Holders following the acquisition, holding and/or disposal of our Ordinary Shares as such shares are not issued by an entity that is incorporated in Peru.

Notwithstanding the above, a transfer of Ordinary Shares could trigger a taxable capital gain in Peru if certain conditions qualifying such a transfer as an “indirect transfer of shares issued by a Peruvian entity (Peruvian shares)” are met (as described below). Such a capital gain will be deemed Peruvian-sourced income and levied at a 30% or 5% tax rate, depending on the circumstances. In this case, as a general rule, a 30% tax rate will apply over the gains obtained in the corresponding transaction except that in cases where the transfer of the Ordinary Shares is made through the LSE a 5% tax rate will apply. However, transfers of Ordinary Shares made through the LSE will be tax exempted until December 31, 2022, provided that such securities meet certain liquidity thresholds (“stock market presence”), according to daily publications of the LSE and less than 10% of the Ordinary Shares are transferred by a Peruvian Holder (including its related parties) or a Non-Peruvian Holder (and its related parties) in a 12-month period. During the first 360 days in which the Ordinary Shares will be listed in the LSE, the requirement of the stock market presence will not be applicable, but instead, the Ordinary Shares would need to have a market maker. In case the aforementioned requirement are not met, the tax exemption will not apply and the transfer of the Ordinary Shares would be subject to the applicable income tax.

An “indirect transfer of Peruvian shares” takes place upon the transfer of the shares of a non-resident entity that owns, directly or indirectly, shares of a Peruvian company, provided the following conditions are met:

•

the fair market value of the Peruvian shares, whether owned directly or indirectly by the non-resident entity whose shares are being transferred, is equal to 50% or more of the fair market value of the shares issued by such non-resident entity at any time during the 12-month period prior to the transfer; and

•	in any 12-month period, 10% or more of the shares issued by the non-resident entity are transferred.

An “indirect transfer of Peruvian shares” will also be triggered if the value of the shares of the Peruvian company being indirectly transferred through the sale of the shares issued by the non-resident entity is equivalent to or higher than 40,000 Peruvian tax units (U.S.$50.3 million approximately as of the date if this prospectus).

There is a rebuttable presumption that the indirect transfer of Peruvian shares conditions will be met if the foreign parent company whose shares are transferred resides in a territory that qualifies as a tax haven jurisdiction under Peruvian regulations. Note that Cyprus is considered a tax haven jurisdiction.

In practice, transfers of the Ordinary Shares will not be taxable in Peru, provided that (i) they do not qualify as an “indirect transfer of Peruvian shares” for Peruvian income tax purposes, or (ii) the transfer takes place within the LSE, meets the “stock market presence” requirement and the transferor and its related parties transfer less than 10% of such shares in any 12-month period. Related parties qualify as such by the Peruvian Income Tax laws based on equity, voting rights, common management, consolidation of financial statements, consanguinity, among others.

In the event that a transfer of our Ordinary Shares subject to capital gains tax in Peru is made by a Non- Peruvian Holder to another Non-Peruvian Holder, and the Non-Peruvian Holder transferor does not pay income tax on the gain resulting from such transfer, our Peruvian subsidiaries will be jointly liable for the payment of said income tax if the Non-Peruvian Holder transferor and our Peruvian subsidiaries are considered related, either directly or indirectly (as defined by the Peruvian income tax regulations), during any of the 12 months prior to the transfer.

The Non-Peruvian Holder transferor and our Peruvian subsidiaries will be considered related and thus jointly liable if, among other circumstances, the Non-Peruvian Holder transferor owns more than 10% of the capital stock of our Peruvian subsidiaries either directly or through a third party.

In the same line, an “indirect transfer of Peruvian shares” will occur if new shares are issued to a Non- Peruvian Holder, as a consequence of a capital increase, and these shares are issued at their fair market value. This “indirect transfer of Peruvian shares” is applicable only if the fair market value of the non-resident entity derived in 50% or more of the fair market value of the Peruvian shares during any time of the 12-month period prior to the issuance date.

Material United States Federal Income Tax Consequences

General

The following summary discusses certain U.S. federal income tax considerations associated with the acquisition, ownership and disposition of our Ordinary Shares by persons that acquire our Ordinary Shares in this Officering and that hold our Ordinary Shares as capital assets (generally, property held for investment). This summary does not address all aspects of U.S. federal income taxation that may be relevant to the acquisition, ownership or disposition of our Ordinary Shares by prospective purchasers in light of their particular circumstances. In particular, this summary does not address all of the U.S. federal income tax considerations that may be relevant to certain types of investors subject to special treatment under U.S. federal income tax laws, such as:

•	dealers in securities or currencies;

•	financial institutions;

•	regulated investment companies;

•	real estate investment trusts;

•	tax-exempt entities (including private foundations);

•	insurance companies;

•	persons holding our Ordinary Shares as a part of a hedging, integrated, conversion or constructive sale transaction, or a straddle;

•	persons subject to special tax accounting rules under Section 451(b) of the U.S. Internal Revenue Code of 1986, as amended (the “Code”);

•	traders in securities that elect to use a mark-to-market method of accounting;

•	persons liable for alternative minimum tax;

•	entities or arrangements treated as partnerships for U.S. federal income tax purposes (or partners therein);

•	persons that receive our Ordinary Shares in connection with services provided;

•	U.S. Holders (as defined below) whose “functional currency” is not the U.S. dollar;

•	holders that own or are treated as owning 10% or more of our stock by vote or value; or

•	U.S. expatriates (including certain former citizens or residents of the United States).

This summary is based upon the provisions of the Code, applicable U.S. Department of the Treasury regulations (“ Treasury Regulations”) promulgated thereunder and administrative and judicial interpretations thereof, all as currently in effect, and all subject to differing interpretations or change, possibly on a retroactive basis, so as to result in U.S. federal income tax consequences different from those discussed below. This summary does not address any U.S. state, local, non-U.S., non-income, gift, estate or alternative minimum tax considerations. We have not sought any ruling from the U.S. Internal Revenue Service (the “IRS”) with respect to the statements made and the conclusions reached in the following summary. As a result, the IRS or the courts may not agree with the tax consequences discussed below. A different treatment from that discussed below could adversely affect the amount, timing and character of income, gain or loss in respect of an investment in our Ordinary Shares.

For purposes of this summary, a “U.S. Holder” is a beneficial owner of our Ordinary Shares who or that is, for U.S. federal income tax purposes:

•	an individual who is a citizen or resident of the United States;

•

a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States or of any state or political subdivision thereof, including the District of Columbia;

•	an estate, the income of which is subject to U.S. federal income taxation regardless of its source; or

•

a trust if either it (i) is subject to the primary supervision of a court within the United States and one or more U.S. persons have the authority to control all substantial decisions of the trust or (ii) was in existence on August 20, 1996 and has properly elected under applicable Treasury Regulations to be treated as a U.S. person.

A “Non-U.S. Holder” is a beneficial owner of our Ordinary Shares who or that is an individual, corporation, estate or trust and is not a U.S. Holder as defined above.

If a partnership (or other entity or arrangement treated as a partnership for U.S. federal income tax purposes) holds our Ordinary Shares, the tax treatment of its partners generally will depend upon the status of the partner and the activities of the partnership. Partnerships that hold our Ordinary Shares, and partners in such partnerships, should consult their own tax advisors regarding the U.S. federal, state and local and non-U.S. tax consequences applicable to them of the ownership and disposition of our Ordinary Shares.

YOU SHOULD CONSULT YOUR OWN TAX ADVISORS REGARDING THE U.S. FEDERAL, STATE AND LOCAL AND NON-U.S. AND OTHER TAX CONSEQUENCES OF OWNING AND DISPOSING OF OUR ORDINARY SHARES IN LIGHT OF YOUR PARTICULAR CIRCUMSTANCES.

U.S. Holders

Dividends on Ordinary Shares

Subject to the discussion under “––Passive Foreign Investment Company” below, the gross amount of distributions to a U.S. Holder in respect of our Ordinary Shares will be treated as a dividend to the extent paid out of our current or accumulated earnings and profits (as determined for U.S. federal income tax purposes). A U.S. Holder must include any non-U.S. tax withheld from the dividend payment in its gross income even though the holder does not in fact receive the amount withheld. The dividend is taxable to a U.S. Holder when the U.S. Holder receives the dividend, actually or constructively. The dividend will not be eligible for the dividends-received deduction allowed to U.S. corporations in respect of dividends received from other U.S. corporations. Distributions in excess of our current and accumulated earnings and profits (as determined for U.S. federal income tax purposes), will be treated as a non-taxable return of capital to the extent of the U.S. Holder’s adjusted tax basis in our Ordinary Shares, thereby reducing the U.S. Holder’s adjusted tax basis in such Ordinary Shares, and thereafter treated as gain from the sale or exchange of such Ordinary Shares. We do not expect to maintain calculations of our earnings and profits in accordance with U.S. federal income tax principles. U.S. Holders therefore should expect that distributions generally will be required to be treated as dividends for U.S. federal income tax purposes. Dividends paid by us generally will be non-U.S. source income and will, depending on the circumstances of the U.S. Holder, be either “passive” or “general” category income for purposes of computing the “foreign tax credit” allowable to a U.S. Holder.

Subject to applicable limitations, including a holding period requirement, dividends paid in respect of our Ordinary Shares to certain non-corporate U.S. Holders generally will be treated as “qualified dividend income” that is taxable to such U.S. Holders at preferential tax rates provided that (i) such Ordinary Shares are readily tradable on an established securities market in the United States; and (ii) we are not classified as a “passive foreign investment company” for the taxable year during which the dividend is paid or the immediately preceding taxable year.

Sale, Exchange or Other Disposition of Ordinary Shares

Subject to the discussion under “––Passive Foreign Investment Company” below, a U.S. Holder that sells, exchanges or otherwise disposes of an Ordinary Share will recognize gain or loss with respect to such Ordinary Share in an amount equal to the difference between (i) the amount realized with respect to such Ordinary Share upon the sale, exchange, or other disposition and (ii) the U.S. Holder’s adjusted tax basis in such Ordinary Share. A U.S. Holder’s adjusted tax basis in its Ordinary Shares generally will equal the purchase price for the Ordinary Shares, reduced by distributions treated as return of capital (as discussed above). Capital gain of a non-corporate U.S. Holder generally is taxed at preferential rates where the property is held for more than one year. The gain or loss generally will be U.S. source income or loss for “foreign tax credit” limitation purposes. The deduction of capital losses is subject to limitations.

Medicare Tax

If you are an individual or estate, or a trust that does not fall into a special class of trusts that is exempt from such tax, you are subject to a 3.8% Medicare tax on the lesser of (i) your “net investment income” for the relevant taxable year (or, in the case of an estate or trust, the “undistributed net investment income”) and (ii) the excess of your modified adjusted gross income for the taxable year over a certain threshold (which in the case of individuals is between U.S.$125,000 and U.S.$250,000, depending on the individual’s circumstances). Your net investment income generally includes your interest income and your net gains from the disposition of our Ordinary Shares, unless such interest income or net gains are derived in the ordinary course of the conduct of a trade or business (other than a trade or business that consists of certain passive or trading activities). If you are a U.S. Holder that is an individual, estate or trust, we urge you to consult your own tax advisors regarding the applicability of the Medicare tax to your specific circumstances.

Information with Respect to Specified Foreign Financial Assets

Owners of “specified foreign financial assets” with an aggregate value in excess of U.S.$50,000 on the last day of the taxable year, or U.S.$75,000 at any time during the taxable year generally will be required to file information reports with respect to such assets with their U.S. federal income tax returns. Depending on your circumstances, higher threshold amounts may apply. “Specified foreign financial assets” include any financial accounts maintained by non-U.S. financial institutions, as well as any of the following, but only if they are held for investment and not held in accounts maintained by financial institutions: (i) stocks and securities issued by non-U.S. persons, (ii) financial instruments and contracts that have non-U.S. issuers or counterparties and (iii) interests in non-U.S. entities. Our Ordinary Shares may be treated as specified foreign financial assets and you may be subject to this information reporting regime. If the understatement of income attributable to specified foreign financial assets is U.S.$5,000 or more, the statute of limitations with respect to the applicable tax return is extended to six years after the return was filed. Failure to file information reports may subject you to penalties. You should consult your own tax advisor regarding the potential application of these rules to your particular circumstances.

Passive Foreign Investment Company

Based on our current and anticipated assets and operations, we do not expect to be classified as a passive foreign investment company (a “PFIC”) for U.S. federal income tax purposes, and this summary assumes that we will not be so classified. We would be classified as a PFIC for U.S. federal income tax purposes if, during any taxable year, 75% or more of our gross income consists of certain types of “passive income,” or if the average value during a taxable year of our “passive assets” (generally, assets that generate passive income) is 50% or more of the average value of all assets held by us. Passive income generally includes items such as dividends, interest, rents and royalties. There are various “look-through” rules that treat dividends from certain related persons as non-passive under certain conditions, including where a non-U.S. corporation owns (directly or indirectly) at least 25% (by value) of the stock of another corporation.

If we are or become classified as a PFIC for U.S. federal income tax purposes for any taxable year during which a U.S. Holder holds our Ordinary Shares, the tax consequences discussed herein could be materially and adversely different.

Non-U.S. Holders

The following discussion applies to you if you are a Non-U.S. Holder.

Dividends on Ordinary Shares

Subject to the discussion of backup withholding below, if you are a Non-U.S. Holder, you generally will not be subject to U.S. federal income tax on dividends paid in respect of our Ordinary Shares unless such dividends are “effectively connected” with the conduct by you of a trade or business within the United States and, if an income tax treaty applies, such gain is attributable to a permanent establishment or fixed base in the United States. In such a case, you will be taxed in the same manner as a U.S. Holder and, if you are a non-U.S. corporation, you also may be subject to the U.S. branch profits tax (currently imposed at a rate of 30%, or a lower rate if an applicable income tax treaty so provides).

Sale, Exchange or Other Disposition of Ordinary Shares

Subject to the discussion of backup withholding below, upon the sale, exchange, redemption, retirement or other taxable disposition of an Ordinary Share, you generally will not be subject to U.S. federal income tax on any gain recognized unless (i) such gain is “effectively connected” with the conduct by you of a trade or business within the United States and, if an income tax treaty applies, such gain is attributable to a permanent establishment or fixed base in the United States, or (ii) you are a nonresident alien individual who is present in the United States for 183 or more days in the taxable year of the disposition and certain other conditions are met.

A Non-U.S. Holder who is described under (i) above generally will be subject to U.S. federal income tax on such gain in the same manner as a U.S. Holder and, if a non-U.S. corporation, also may be subject to the U.S. branch profits tax as described above. A Non-U.S. Holder who is described under (ii) above generally will be subject to a flat 30% U.S. federal income tax (or a lower rate if an applicable income tax treaty so provides) on the gain derived from the sale, exchange, redemption, retirement or other taxable disposition of an Ordinary Share, which may be able to be offset by certain U.S. source capital losses.

Backup Withholding and Information Reporting

If you are a U.S. Holder (other than certain exempt recipients), information reporting requirements generally will apply to dividend payments paid in respect of our Ordinary Shares, and the proceeds from a sale, exchange, retirement or other taxable disposition of our Ordinary Shares. Backup withholding (currently at a rate of 24%) generally will apply to such payments if you are a U.S. Holder (other than an exempt recipient) that (i) fails to provide an accurate taxpayer identification number or (ii) is notified by the IRS that you have failed to report all interest and dividends required to be shown on your U.S. federal income tax returns.

In general, a Non-U.S. Holder will not be subject to backup withholding with respect to dividends payments in respect of our Ordinary Shares, provided an IRS Form W-8BEN or W-8BEN-E or successor form has been provided by such Non-U.S. Holder, or the Non-U.S. Holder otherwise establishes an exemption, and the applicable withholding agent does not have actual knowledge or reason to know that the shareholder is a U.S. person that is not an exempt recipient. The payment of proceeds of a sale of our Ordinary Shares effected at the U.S. office of a broker generally will be subject to information reporting and backup withholding unless the Non-U.S. Holder provides the form referred to above or otherwise establishes an exemption, and the broker does not have actual knowledge or reason to know that the shareholder is a U.S. person that is not an exempt recipient. In addition, the information reporting rules will apply to payments of proceeds of a sale effected at a non-U.S. office of a broker that is a U.S. Controlled Person (as defined below), unless the broker has documentary evidence that you are not a U.S. person (and has no actual knowledge or reason to know to the contrary) or you otherwise establish an exemption. The backup withholding rules will apply to such payments if the broker has actual knowledge that you are a U.S. person.

A “U.S. Controlled Person” is a broker that is, for U.S. federal income tax purposes:

•	a United States person;

•	a CFC;

•	a non-U.S. person 50% or more of whose gross income is derived for tax purposes from a U.S. trade or business for a specified three-year period; or

•	a non-U.S. partnership in which U.S. persons hold, at any time during its tax year, more than 50% of the income or capital interests or which is engaged in a U.S. trade or business.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules from a dividend payment to you with respect to Ordinary Shares generally will be allowed as a refund or a credit against your U.S. federal income tax liability as long as you provide the required information to the IRS in a timely manner.

UNDERWRITING (CONFLICT OF INTEREST)

The global offering consists of (i) an international offering of Ordinary Shares in the United States and elsewhere outside of Peru and (ii) a Peruvian offering of Ordinary Shares in Peru.

BofA Securities, Inc., UBS Securities LLC and J.P. Morgan Securities LLP, are acting as representatives of each of the underwriters named below. Subject to the terms and conditions set forth in an underwriting agreement among us, the Selling Shareholders and the underwriters. We and the Selling Shareholders have agreed to sell to the underwriters, and each of the underwriters has agreed, severally and not jointly, to purchase from us and the Selling Shareholders, the number of Ordinary Shares set forth opposite its name below.

Underwriters	Number of Shares
BofA Securities, Inc.
UBS Investment Bank
J.P. Morgan Securities LLP
Scotia Capital (USA) Inc.
Santander Investment Securities Inc.

Total

Subject to the terms and conditions set forth in the underwriting agreement, the underwriters have agreed, severally and not jointly, to purchase all of the Ordinary Shares sold under the underwriting agreement if any of these Ordinary Shares are purchased in the international offering. If an underwriter defaults, the underwriting agreement provides that the purchase commitments of the non-defaulting underwriters may be increased up to a certain limit or the underwriting agreement may be terminated.

We and the Selling Shareholders have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the underwriters may be required to make in respect of those liabilities.

The underwriters are offering the Ordinary Shares, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of legal matters by their counsel, including the validity of the Ordinary Shares, and other conditions contained in the underwriting agreement, such as the receipt by the underwriters of officer’s certificates and legal opinions. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.

Commissions and Discounts

The representatives have advised us and the Selling Shareholders that the underwriters propose initially to offer in the international offering the Ordinary Shares to the public at the public offering price set forth on the cover page of this prospectus and to dealers at that price less a concession not in excess of $         per ordinary share. After the initial offering, the public offering price, concession or any other term of the offering may be changed.

The following table shows the public offering price, underwriting discount and proceeds before expenses to us and the Selling Shareholders. The information assumes either no exercise or full exercise by the underwriters of their over-allotment option.

	Per Share	Without Option	With Option
Public offering price	U.S.$	U.S.$	U.S.$
Underwriting discount	U.S.$	U.S.$	U.S.$
Proceeds, before expenses, to Camposol	U.S.$	U.S.$	U.S.$
Proceeds, before expenses, to the Selling Shareholders	U.S.$	U.S.$	U.S.$

The expenses of the Offering, not including the underwriting discount, are estimated at U.S.$ and are payable by us and the Selling Shareholders.

Conflicts of Interest

Scotiabank Perú S.A.A., an affiliate of Scotia Capital (USA) Inc., will receive proceeds from this Offering through the repayment of U.S.$20 million of existing short-term debt. Therefore, Scotia Capital (USA) Inc. is deemed to have a conflict of interest within the meaning of Rule 5121 of the Financial Industry Regulatory Authority, Inc. (“Rule 5121”). See “Use of Proceeds” for additional information.

Peruvian Offering

We and the Selling Shareholders have entered into a Peruvian Placement Facilitation Agreement (Contrato de Servicios de Colocación de Acciones) with Inteligo Sociedad Agente de Bolsa S.A., as Peruvian placement facilitation agent (the “Peruvian Agent”) and Banco Internacional del Peru S.A.A. – Interbank, as Peruvian co-manager, for the placement of our Ordinary Shares in Peru through a public offering in Peru directed exclusively to Institutional Investors (as such term is defined under the IIM Regulations) pursuant to the IIM Regulations. The Ordinary Shares will be allocated pursuant a book-building auction process through a centralized trading system (mecanismo centralizado de negociación) at the LSE. The terms and conditions of the offering and sale in Peru will be provided in an offering notice (aviso de oferta) to be published in Spanish in Peru through the LSE bulletin.

In addition, to increase the liquidity of our shares, a Market Maker Agreement will be entered into with a Peruvian securities broker duly authorized by the SMV and the LSE. Pursuant Peruvian regulation, Market Makers, once hired, are responsible for the introduction of daily orders (sell/buy) for a specific security (i.e., the Company shares) and for a specific amount duly authorized by the LSE.

Over-allotment Option

We have granted an option to the underwriters, exercisable for 30 days after the date of this prospectus, to purchase up to              additional Ordinary Shares at the public offering price, less the underwriting discount. If the underwriters exercise this option, each will be obligated, subject to conditions contained in the underwriting agreement, to purchase a number of additional Ordinary Shares proportionate to that underwriter’s initial amount reflected in the above table.

No Sales of Similar Securities

We and the Selling Shareholders, our executive officers and directors and our other existing security holders have agreed not to sell or transfer any Ordinary Shares or securities convertible into, exchangeable for, exercisable for, or repayable with Ordinary Shares, for 180 days after the date of this prospectus without first obtaining the written consent of the representatives. Specifically, we and these other persons have agreed, with certain limited exceptions, not to directly or indirectly:

•	offer, pledge, sell or contract to sell any Ordinary Shares;

•	sell any option or contract to purchase any Ordinary Shares;

•	purchase any option or contract to sell any Ordinary Shares;

•	grant any option, right or warrant for the sale of any Ordinary Shares;

•	lend or otherwise transfer or dispose of any Ordinary Shares;

•	exercise any right with respect to the registration of or request or demand that we file a registration statement related to the Ordinary Shares;

•

enter into any swap, hedge or any other agreement that transfers, in whole or in part, the economic consequence of ownership of any Ordinary Shares whether any such swap, hedge or transaction is to be settled by delivery of Ordinary Shares or other securities, in cash or otherwise; or

•	publicly disclose the intention to do any of the foregoing.

This lock-up provision applies to Ordinary Shares and to securities convertible into or exchangeable or exercisable for or repayable with Ordinary Shares. It also applies to Ordinary Shares owned now or acquired later by the person executing the agreement or for which the person executing the agreement later acquires the power of disposition.

New York Stock Exchange Listing

We expect the Ordinary Shares to be approved for listing on the New York Stock Exchange under the symbol “CMSL.” In order to meet the requirements for listing on that exchange, the underwriters have undertaken to sell a minimum number of Ordinary Shares to a minimum number of beneficial owners as required by that exchange.

Our shares were listed on the Oslo Stock Exchange from May 2008 until December 20, 2013. Since then, there has been no public market for our Ordinary Shares. The initial public offering price will be determined through negotiations among us, the Selling Shareholders and the representatives. In addition to prevailing market conditions, the factors to be considered in determining the initial public offering price are

•	the valuation multiples of publicly traded companies that the representatives believe to be comparable to us;

•	our financial information;

•	the history of, and the prospects for, our company and the industry in which we compete;

•	an assessment of our management, its past and present operations, and the prospects for, and timing of, our future revenues;

•	the present state of our development; and

•	the above factors in relation to market values and various valuation measures of other companies engaged in activities similar to ours.

An active trading market for the Ordinary Shares may not develop. It is also possible that after the offering the Ordinary Shares will not trade in the public market at or above the initial public offering price.

The underwriters do not expect to sell more than 5% of the Ordinary Shares in the aggregate to accounts over which they exercise discretionary authority.

Price Stabilization, Short Positions and Penalty Bids

Until the distribution of the Ordinary Shares is completed, SEC rules may limit underwriters and selling group members from bidding for and purchasing our Ordinary Shares. However, the representatives may engage in transactions that stabilize the price of the Ordinary Shares, such as bids or purchases to peg, fix or maintain that price.

In connection with the international offering, the underwriters may purchase and sell our Ordinary Shares in the open market. These transactions may include short sales, purchases on the open market to cover positions created by short sales and stabilizing transactions. Short sales involve the sale by the underwriters of a greater number of Ordinary Shares than they are required to purchase in the international offering. “Covered” short sales are sales made in an amount not greater than the underwriters’ over-allotment option described above. The underwriters may close out any covered short position by either exercising their over-allotment option or purchasing Ordinary Shares in the open market. In determining the source of Ordinary Shares to close out the covered short position, the underwriters will consider, among other things, the price of Ordinary Shares available for purchase in the open market as compared to the price at which they may purchase Ordinary Shares through the option granted to them. “Naked” short sales are sales in excess of such option. The underwriters must close out any naked short position by purchasing Ordinary Shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of our Ordinary Shares in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of Ordinary Shares of Ordinary Shares made by the underwriters in the open market prior to the completion of the global offering.

The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased Ordinary Shares sold by or for the account of such underwriter in stabilizing or short covering transactions.

Similar to other purchase transactions, the underwriters’ purchases to cover the syndicate short sales may have the effect of raising or maintaining the market price of our Ordinary Shares or preventing or retarding a decline in the market price of our Ordinary Shares. As a result, the price of our Ordinary Shares may be higher than the price that might otherwise exist in the open market. The underwriters may conduct these transactions on the New York Stock Exchange, in the over-the-counter market or otherwise.

Neither we nor any of the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of our Ordinary Shares. In addition, neither we nor any of the underwriters make any representation that the representatives will engage in these transactions or that these transactions, once commenced, will not be discontinued without notice.

Electronic Distribution

In connection with the global offering, certain of the underwriters or securities dealers may distribute prospectuses by electronic means, such as e-mail.

Other Relationships

Some of the underwriters and their affiliates have engaged in, and may in the future engage in, investment banking and other commercial dealings in the ordinary course of business with us or our affiliates. They have received, or may in the future receive, customary fees and commissions for these transactions. In particular, an affiliate of Scotia Capital (USA) Inc. is a lender under one of our credit facilities that will be repaid with the proceeds of the offering received by us. As a result, an affiliate of Scotia Capital (USA) Inc. will receive proceeds from this Offering through the repayment of such indebtedness. For more information, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources” and “Description of Certain Material Agreements”.

In addition, in the ordinary course of their business activities, the underwriters and their affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers. Such investments and securities activities may involve securities and/or instruments of ours or our affiliates. The underwriters and their affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or financial instruments and may hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

Notice to Prospective Investors in European Economic Area

In relation to each Member State of the European Economic Area (“EEA”), (each, a “EEA Member State”) no offer of Ordinary Shares which are the subject of the Offering has been, or will be made to the public in that EEA Member State, other than offers:

(a)	at any time to any legal entity which is a qualified investor as defined in the Prospectus Regulation (as defined below);

(b)

at any time to fewer than 150 natural or legal persons (other than qualified investors as defined in the Prospectus Regulation), subject to obtaining the prior consent of the Underwriters for any such offer; or

(c)	in any other circumstances falling within Article 1(4) of the Prospectus Regulation.

provided that no such offer of Ordinary Shares referred to in (a) to (c) above shall result in a requirement for us, the Selling Shareholders or any Underwriters to publish a prospectus pursuant to Article 3 of the Prospectus Regulation.

Each person in a EEA Member State, who receives any communication in respect of, or who acquires any Ordinary Shares under, the Offering will be deemed to have represented, warranted and agreed to and with us, the Selling Shareholders and each Underwriter that:

(a) it is a qualified investor as defined in the Prospectus Regulation; and

(b) in the case of any Ordinary Shares acquired by it as a financial intermediary, as that term is used in Article 5(1) of the Prospectus Regulation, (i) the Ordinary Shares acquired by it in the Offering have not been acquired on behalf of, nor have they been acquired with a view to their offer or resale to, persons in any EEA Member State other than qualified investors, as that term is defined in the Prospectus Regulation, or in circumstances in which the prior consent of the Underwriters has been given to the offer or resale; or (ii) where Ordinary Shares have been acquired by it on behalf of persons in any EEA Member State other than qualified investors, the offer of those Ordinary Shares falls within one of the exemptions listed in points (b) to (d) of Article 1(4) of the Prospectus Regulation.

This prospectus has been prepared on the basis that any offer of Ordinary Shares in any EEA Member State will be made pursuant to an exemption under the Prospectus Regulation from the requirement to publish a prospectus for offers of Ordinary Shares. Accordingly any person making or intending to make an offer of Ordinary Shares which are the subject of the offering contemplated in this prospectus in a EEA Member State may only do so in circumstances in which no obligation arises for us, the Selling Shareholders or the Underwriters to publish a prospectus pursuant to Article 3 of the Prospectus Regulation in relation to such offer. Neither us, the Selling Shareholders or the Underwriters have authorized, nor do they authorize, the making of any offer of Ordinary Shares in circumstances in which an obligation arises for us, the Selling Shareholders or the Underwriters to publish a prospectus for such offer.

For the purposes of this provision, the expression an “offer” in relation to any Ordinary Shares in any EEA Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the Ordinary Shares to be offered so as to enable an investor to decide to purchase or subscribe for the Ordinary Shares, and the expression “Prospectus Regulation” means Regulation (EU) 2017/1129.

The above EEA selling restriction is in addition to any other selling restrictions set out in this prospectus.

Notice to Prospective Investors in Brazil

This Offering has not been and will not be registered under Brazilian Federal Law No 6,385/76 or under any other Brazilian securities law. Accordingly, none of us, our Ordinary Shares or the offering have been or will be registered with the Comissão de Valores Mobiliários.

Therefore, as this prospectus does not constitute or form part of any public offering to sell or any solicitation of a public offering to buy any Ordinary Shares or assets, the offering and the Ordinary Shares offered hereby have not been, and will not be, and may not be offered for sale or sold in Brazil except in circumstances which do not constitute a public offering or distribution under Brazilian laws and regulations. Documents relating to the Ordinary Shares, as well as the information contained herein, may not be supplied to the public, as a public offering in Brazil or be used in connection with any offer for subscription or sale of the Ordinary Shares to the public in Brazil.

Notice to Prospective Investors in Peru

In Peru, the Peruvian offering will be considered a public offering directed exclusively to Institutional Investors under the IIM Regulations. The Ordinary Shares will be registered with the SMV pursuant to the IIM Regulations, applicable to concurrent international offering duly registered with the Securities and Exchange Commission.

The Ordinary Shares will be listed in the LSE and will be publicly traded in such market between Institutional Investors only. Listing in the LSE is conditioned to listing in NYSE; therefore, delisting from NYSE will have as an immediate effect the automatic delisting from the LSE.

Peruvian Transfer Restrictions

Pursuant to the provisions set forth in the IIM Regulations, the Peruvian offering will be directed exclusively to Institutional Investors, as such term is defined in the IIM Regulations. Therefore, only Institutional Investors will be able to participate in the Peruvian offering and acquire the Ordinary Shares.

The Ordinary Shares offered hereby are subject to transfer and resale restrictions and shall not be offered or sold in Peru, except (i) the offering and the Ordinary Shares are previously registered with the SMV, (ii) in compliance with the IIM Regulations, or (iii) if such offering is considered a private offering under the Peruvian securities laws and regulations of Peru. The Peruvian securities laws establish, among other things, that an offer directed exclusively to Institutional Investors qualifies as a private offering.

Notice to Prospective Investors in the United Kingdom

In relation to the United Kingdom, an offer to the public of any Ordinary Shares which are the subject of the Offering may not be made in the United Kingdom except that an offer to the public of any Ordinary Shares in the United Kingdom may be made at any time under the following exemptions:

(a)	to legal entities which are qualified investors as defined in the UK Prospectus Regulation (as defined below);

(b)

to fewer than 150 natural or legal persons (other than qualified investors as defined in the UK Prospectus Regulation), subject to obtaining the prior consent of the Underwriters for any such offer; or

(c)	in any other circumstances falling within Section 86 of the Financial Services and Markets Act 2000 (the “FSMA”),

provided that no such offer of Ordinary Shares shall require the publication by us, the Selling Shareholders or any Underwriters of a prospectus pursuant to Section 85 of the FSMA.

Each person in the United Kingdom, who receives any communication in respect of, or who acquires any Ordinary Shares under, the Offering will be deemed to have represented, warranted and agreed to and with us, the Selling Shareholders and each Underwriter that:

(a)	it is a qualified investor as defined in the UK Prospectus Regulation; and

(b)

in the case of any Ordinary Shares acquired by it as a financial intermediary, as that term is used in Article 5(1) of the UK Prospectus Regulation, (i) the Ordinary Shares acquired by it in the Offering have not been acquired on behalf of, nor have they been acquired with a view to their offer or resale to, persons in any EEA Member State other than qualified investors, as that term is defined in the UK Prospectus Regulation, or in circumstances in which the prior consent of the Underwriters has been given to the offer or resale; or (ii) where Ordinary Shares have been acquired by it on behalf of persons in the United Kingdom other than qualified investors, the offer of those Ordinary Shares falls within one of the exemptions listed in Section 86 of the FSMA.

For the purposes of this provision, the expression an “offer to the public” means the communication in any form and by any means of sufficient information on the terms of the offer and any common shares to be offered so as to enable an investor to decide to purchase or subscribe for any common shares, and the expression “UK Prospectus Regulation” means Regulation (EU) 2017/1129 as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018.

This document is for distribution only to, and is only directed at, persons who (i) are outside the United Kingdom, (ii) have professional experience in matters relating to investments falling within Article 19 (5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (as amended, the “Financial Promotion Order”), (iii) falling within Article 49(2)(a) to (d) (“high net worth companies, unincorporated associations etc.”) of the Financial Promotion Order; (iv) are members or creditors of certain bodies corporate as defined by or within Article 43(2) of the Financial Promotion Order; or (v) are persons to whom an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the FSMA) in (all such persons together being referred to as “relevant persons”). This document is directed only at relevant persons and must not be acted or relied on by persons who are not relevant persons. Any investment or investment activity to which this document relates is available only to relevant persons and will be engaged in only with, relevant persons.

Notice to Prospective Investors in Switzerland

The Ordinary Shares may not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange (“SIX”) or on any other stock exchange or regulated trading facility in Switzerland. This document does not constitute a prospectus within the meaning of, and has been prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland. Neither this document nor any other offering or marketing material relating to the Ordinary Shares or the offering may be publicly distributed or otherwise made publicly available in Switzerland.

Neither this document nor any other offering or marketing material relating to the offering, the Company, the Ordinary Shares have been or will be filed with or approved by any Swiss regulatory authority. In particular, this document will not be filed with, and the offer of Ordinary Shares will not be supervised by, the Swiss Financial Market Supervisory Authority FINMA (FINMA), and the offer of Ordinary Shares has not been and will not be authorized under the Swiss Federal Act on Collective Investment Schemes (“CISA”). The investor protection afforded to acquirers of interests in collective investment schemes under the CISA does not extend to acquirers of Ordinary Shares.

Notice to Prospective Investors in the Dubai International Financial Centre

This prospectus relates to an Exempt Offer in accordance with the Offered Securities Rules of the Dubai Financial Services Authority (“DFSA”). This prospectus is intended for distribution only to persons of a type specified in the Offered Securities Rules of the DFSA. It must not be delivered to, or relied on by, any other person. The DFSA has no responsibility for reviewing or verifying any documents in connection with Exempt Offers. The DFSA has not approved this prospectus nor taken steps to verify the information set forth herein and has no responsibility for the prospectus. The Ordinary Shares to which this prospectus relates may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the Ordinary Shares offered should conduct their own due diligence on the Ordinary Shares. If you do not understand the contents of this prospectus you should consult an authorized financial advisor.

Notice to Prospective Investors in Australia

No placement document, prospectus, product disclosure statement or other disclosure document has been lodged with the Australian Securities and Investments Commission (“ASIC”), in relation to the offering. This prospectus does not constitute a prospectus, product disclosure statement or other disclosure document under the Corporations Act 2001 (the “Corporations Act”), and does not purport to include the information required for a prospectus, product disclosure statement or other disclosure document under the Corporations Act.

Any offer in Australia of the Ordinary Shares may only be made to persons (the “Exempt Investors”) who are “sophisticated investors” (within the meaning of section 708(8) of the Corporations Act), “professional investors” (within the meaning of section 708(11) of the Corporations Act) or otherwise pursuant to one or more exemptions contained in section 708 of the Corporations Act so that it is lawful to offer the Ordinary Shares without disclosure to investors under Chapter 6D of the Corporations Act.

The Ordinary Shares applied for by Exempt Investors in Australia must not be offered for sale in Australia in the period of 12 months after the date of allotment under the offering, except in circumstances where disclosure to investors under Chapter 6D of the Corporations Act would not be required pursuant to an exemption under section 708 of the Corporations Act or otherwise or where the offer is pursuant to a disclosure document which complies with Chapter 6D of the Corporations Act. Any person acquiring Ordinary Shares must observe such Australian on-sale restrictions.

This prospectus contains general information only and does not take account of the investment objectives, financial situation or particular needs of any particular person. It does not contain any securities recommendations or financial product advice. Before making an investment decision, investors need to consider whether the information in this prospectus is appropriate to their needs, objectives and circumstances, and, if necessary, seek expert advice on those matters.

Notice to Prospective Investors in Hong Kong

The Ordinary Shares have not been offered or sold and will not be offered or sold in Hong Kong, by means of any document, other than (a) to “professional investors” as defined in the Securities and Futures Ordinance (Cap. 571) of Hong Kong and any rules made under that Ordinance; or (b) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies Ordinance (Cap. 32) of Hong Kong or which do not constitute an offer to the public within the meaning of that Ordinance. No advertisement, invitation or document relating to the Ordinary Shares has been or may be issued or has been or may be in the possession of any person for the purposes of issue, whether in Hong Kong or elsewhere, which is directed at, or the contents of which are likely to be accessed or read by, the public of Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to Ordinary Shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” as defined in the Securities and Futures Ordinance and any rules made under that Ordinance.

Notice to Prospective Investors in Japan

The Ordinary Shares have not been and will not be registered pursuant to Article 4, Paragraph 1 of the Financial Instruments and Exchange Act. Accordingly, none of the Ordinary Shares may be offered or sold, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which terms as used herein means any person “resident” in Japan, including any corporation or other entity organized under the laws of

Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to or for the benefit of a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Financial Instruments and Exchange Act and any other applicable laws, regulations and ministerial guidelines of Japan in effect at the relevant time.

Notice to Prospective Investors in Singapore

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of Ordinary Shares may not be circulated or distributed, nor may the Ordinary Shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”), (ii) to a relevant person pursuant to Section 275(1), or any person pursuant to Section 275(1A), and in accordance with the conditions specified in Section 275, of the SFA, or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the Ordinary Shares are subscribed or purchased under Section 275 of the SFA by a relevant person which is:

(a)

a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

(b)	a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual, who is an accredited investor,

securities (as defined in Section 239(1) of the SFA) of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the Ordinary Shares pursuant to an offer made under Section 275 of the SFA except:

(a)	to an institutional investor or to a relevant person defined in Section 275(2) of the SFA, or to any person arising from an offer referred to in Section 275(1A) or Section 276(4)(i)(B) of the SFA;

(b)	where no consideration is or will be given for the transfer; (c) where the transfer is by operation of law;

(d)	as specified in Section 276(7) of the SFA; or

(e)	as specified in Regulation 32 of the Securities and Futures (Offers of Investments) (Shares and Debentures) Regulations 2005 of Singapore.

Singapore SFA Product Classification — In connection with Section 309B of the SFA and the CMP Regulations 2018, unless otherwise specified before an offer of shares, the Company has determined, and hereby notifies all relevant persons (as defined in Section 309A(1) of the SFA), that the Ordinary Shares are “prescribed capital markets products” (as defined in the CMP Regulations 2018) and Excluded Investment Products (as defined in MAS Notice SFA 04-N12: Notice on the Sale of Investment Products and MAS Notice FAA-N16: Notice on Recommendations on Investment Products).

Notice to Prospective Investors in Canada

The Ordinary Shares may be sold only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations. Any resale of the Ordinary Shares must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.

Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor.

Pursuant to section 3A.3 (or, in the case of securities issued or guaranteed by the government of a non-Canadian jurisdiction, section 3A.4) of National Instrument 33-105 Underwriting Conflicts (NI 33-105), the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this Offering.

Notice to Prospective Investors in Chile

Pursuant to Chilean Capital Markets Act and Norma de Carácter General (“General Rule”) No. 336, dated June 27, 2012, issued by the Chilean Financial Market Commission (“CMF”), the Ordinary Shares may be privately offered in Chile to certain “qualified investors” identified as such by CMF General Rule No. 336 (which in turn are further described in CMF General Rule No. 216, dated June 12, 2008, and in CMF General Rule No. 410, dated July 27, 2016). General Rule No. 336 requires the following information to be provided to prospective investors in Chile:

1. Date of commencement of the offer: May     , 2021. The offer of the Ordinary Shares is subject to General Rule No. 336, dated June 27, 2012, issued by the CMF;

2. The subject matter of this offer are securities not registered with the Foreign Securities Registry (Registro de Valores Extranjeros) of the CMF, and as such are not subject to the oversight of the CMF;

3. Since the Ordinary Shares are not registered in Chile there is no obligation by the Company to make publicly available information about the Ordinary Shares in Chile; and

4. The Ordinary Shares shall not be subject to public offering in Chile unless registered with the relevant Securities Registry of the CMF.

Información a los Potenciales Inversionistas Chilenos

De conformidad con la Ley de Mercado de Valores y la Norma de Carácter General N° 336 (la “NCG 336”), de 27 de junio de 2012, de la Comisión para el Mercado Financiero (“CMF”), la oferta de Acciones Ordinarias puede ser efectuada de forma privada a ciertos “Inversionistas Calificados”, a los que se refiere la NCG 336 y que se definen como tales en la norma de carácter general N° 216, de 12 de junio de 2008 y en la Norma de Carácter General N° 410 de fecha 27 de Julio de 2016, ambas de la CMF. La NCG 336 dispone que la siguiente información debe ser entregada a los inversionistas:

1. La oferta de las Acciones Ordinarias comienza el de      de mayo de 2021 y se encuentra acogida a la NCG N° 336, de fecha 27 de junio de 2012, de la CMF;

2. La oferta versa sobre valores que al ser emitidos y colocados no fueron inscritos en el Registro de Valores o en el Registro de Valores extranjeros que lleva la CMF, por lo que tales valores no están sujetos a la fiscalización de la CMF;

1. Por tratarse de valores no inscritos en Chile no existe la obligación por parte del emisor de entregar en Chile información pública sobre estos valores; y

2. La oferta de las Acciones Ordinarias no es objeto de oferta pública y estos valores no han sido y ni podrán ser objeto de oferta pública en Chile mientras no sean inscritos en el registro de valores correspondiente.

EXPENSES OF THE OFFERING

We estimate the expenses in connection with the issuance and distribution of our Ordinary Shares in this Offering, other than underwriting discounts and commissions, as follows:

SEC registration fee	U.S.$
Printing and engraving expenses	U.S.$
Legal fees and expenses	U.S.$
NYSE, SMV and LSE listing fees	U.S.$
Transfer agent and registrar fees	U.S.$
Auditor’s fees and expenses	U.S.$
FINRA filing fee	U.S.$
Miscellaneous expenses	U.S.$

Total	U.S.$

We anticipate that the total underwriting discounts and commissions on Ordinary Shares sold by the Selling Shareholders will be approximately U.S.$             , or     % of the gross proceeds of the Offering. The Selling Shareholders will be responsible for the underwriting discounts and commissions related to this Offering.

We will be responsible for the expenses of the offering listed above. No expenses will be borne by the Selling Shareholders.

All amounts in the table are estimates except the SEC registration fee and the FINRA filing fee.

LEGAL MATTERS

Certain legal matters in connection with this international offering will be passed with respect to Cypriot law by Antis Triantafyllides & Sons LLC. Arnold & Porter Kaye Scholer LLP has advised us and the Selling Shareholders with respect to New York and U.S. Federal laws and Rebaza, Alcazar & De las Casas Abogados Financieros has advised us and the Selling Shareholders with respect to Peruvian law. Certain legal matters in connection with the international offering will be passed upon for the underwriters with respect to New York law by Cleary Gottlieb Steen & Hamilton LLP, and with respect to Peruvian law by Estudio Echecopar, a member firm of Baker  & McKenzie International.

EXPERTS

The consolidated financial statements of Csol Holding Limited (subsequently renamed Camposol Holding PLC) as of December 31, 2020 and 2019 and for each of the two years in the period ended December 31, 2020 included in this prospectus, have been so included in reliance on the report of Gaveglio Aparicio y Asociados S. Civil de R.L., an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

Gaveglio Aparicio y Asociados S. Civil de R.L., a member firm of PricewaterhouseCoopers International Limited, has registered offices at Av. Santo Toribio No. 143, Piso 8, Lima 27, Peru and is a member of the Institute of Certified Public Accountants of Perú.

Estudio Cersosimo SRL, an independent valuation services firm, provided an appraisal report dated February 26, 2020, with respect to our lands in Uruguay. Tasaciones Fiestas S.A.C., an independent valuation services firm, provided an appraisal report dated June 30, 2020, with respect to our lands in Peru. Activos e Inventarios LTDA., an independent valuation services firm, provided an appraisal report dated August 21, 2020, with respect to our lands in Colombia.

ENFORCEABILITY OF CIVIL LIABILITIES

We are organized in Cyprus, and substantially all of our and our subsidiaries’ assets are located outside the United States, and all members of our Board of Directors are resident outside of the United States. As a result, it may not be possible to effect service of process within the United States upon us or any of our subsidiaries or such persons or to enforce U.S. court judgments obtained against us or them in jurisdictions outside the United States, including actions under the civil liability provisions of U.S. securities laws. In addition, it may be difficult to enforce, in original actions brought in courts in jurisdictions outside the United States, liabilities predicated upon U.S. securities laws.

Further, most of our and our subsidiaries’ assets are located in Peru. There is uncertainty as to the enforceability, in original actions in Peruvian courts, of liabilities predicated upon the provisions of civil liability of the U.S. federal securities laws. In addition, any final and conclusive judgment for a fixed and definitive sum obtained against us in any foreign court having jurisdiction in respect of any suit, action or proceeding against us for the enforcement of any of our obligations under the Ordinary Shares that are govern by New York law will, upon request, be deemed valid and enforceable in Peru through an exequatur judiciary proceeding (which does not involve the reopening of the case); provided that:

•

the judgment does not resolve matters under the exclusive jurisdiction of Peruvian court (and the matters contemplated in respect of this prospectus or the Ordinary Shares are not matters under the exclusive jurisdiction of Peruvian courts);

•	the relevant foreign court had jurisdiction under its own private international conflicts of law rules and under general principles of international procedural jurisdiction;

•	the defendant:

•	was served in accordance with the laws of the place where the proceeding took place,

•	was granted a reasonable opportunity to appear before such foreign court, and

•	was guaranteed due process rights;

•	the judgment has the status of res judicata as defined in the jurisdiction of the court rendering such judgment;

•	there is no pending litigation in Peru between the same parties for the same dispute which shall have been initiated before the commencement of the proceeding that concluded with the foreign judgment;

•

the foreign judgment is not incompatible with another judgment that fulfills the requirements of recognition and enforceability established by Peruvian law unless such foreign judgment was rendered first;

•	the foreign judgment is not contrary to public policy (orden público) or good morals;

•	a proceeding for the recognition and enforcement of the foreign judgment is followed, in which:

•	powers of attorney are granted by the party intending to enforce the foreign judgment to its representative in Peru,

•

an original or a copy of the judgment, authenticated according to the rules of the place where the judgment was issued and duly authenticated or certified by the respective Peruvian Consulate, or apostilled if the country of the court rendering the judgment is a signatory to the Hague Apostille Convention, is filed before the competent court in charge of its enforceability in Peru,

•	the judgment is filed accompanied by a certified and officially translated copy by a Public Translator registered in Peru if it is not already in Spanish, and

•	the applicable court taxes or filing fees have been paid; and

•

there is in effect a treaty between the country where said foreign courts sits and Peru regarding the recognition and enforcement of foreign judgments. In the absence of such a treaty, the reciprocity rule is applicable (such reciprocity rule being presumed), under which a judgment given by a foreign court of competent jurisdiction will be admissible in the Peruvian courts and will be enforced, unless according to such foreign law:

•	judgments issued by Peruvian courts are not admissible in such foreign country or

•	judgments issued by Peruvian courts are subject to re-examination by such court of competent jurisdiction of the issues considered therein.

We have no reason to believe that any such judgment would be under the exclusive jurisdiction of Peruvian courts or that any of our obligations relating to the Ordinary Shares would be contrary to Peruvian public policy (orden público) and international treaties binding upon Peru or generally accepted principles of international law.

Concerning Cyprus there is no bilateral convention concerning the recognition and enforcement of US judgments. In the absence of any bilateral treaty between Cyprus and the United States the common law may be used in order to recognize a judgment of the United States courts in Cyprus. This may be done by filing a civil action in Cyprus where the cause of action will be the foreign judgment obtained by the United States courts.

Regarding foreign arbitral awards there is an enforcement mechanism in place under the Convention on the Recognition and Enforcement of Foreign Arbitral Awards (New York, 1958) which has been ratified in Cyprus. The United States are also party to such Convention.

No treaty exists between the United States and Peru for the reciprocal enforcement of foreign judgments. Peruvian courts, however, have enforced judgments rendered in the United States based on legal principles of reciprocity and comity.

Shareholders may originate actions in either Peru or Cyprus based upon either applicable Peruvian or Cypriot laws, as the case may be.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form F-1 (including amendments and relevant exhibits and schedules) under the Securities Act covering the Ordinary Shares to be sold in this Offering. This prospectus, which is part of the registration statement, does not contain all of the information set forth in the registration statement and the exhibits and schedules to the registration statement. For further information, we refer you to the registration statement and the exhibits and schedules filed as part of the registration statement. If a document has been filed as an exhibit to the registration statement, we refer you to the copy of the document that has been filed. Each summary or outline in this prospectus of a document filed as an exhibit to the registration statement incorporating by reference particular items, sections or paragraphs of such exhibit is qualified in its entirety by the full contents of such exhibit.

We are not currently subject to the informational requirements of the Exchange Act. Immediately upon completion of this Offering, we will become subject to periodic reporting and other informational requirements of the Exchange Act as applicable to foreign private issuers. As a foreign private issuer, we will be exempt from the rules under the Exchange Act relating to the furnishing and content of proxy statements, and our officers, directors and principal shareholders will be exempt from the reporting and short swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we will not be required under the Exchange Act to file periodic reports and financial statements with the Securities and Exchange Commission as frequently or as promptly as United States companies the securities of which are registered under the Exchange Act. However, we intend to file with the Securities and Exchange Commission, within 120 days after the end of our fiscal year ended December 31, 2021 and each subsequent fiscal year, an annual report on Form 20-F containing financial statements that will be examined and reported on, with an opinion expressed, by an independent public accounting firm. You can inspect and copy the registration statements, reports and other information filed with the SEC at the public reference facility maintained by the SEC at 100 F Street, N.E., Washington, DC 20549. You can request copies of these documents upon payment of a duplicating fee by writing to the SEC. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference facility. The SEC maintains an internet site that contains reports and other information regarding issuers that file electronically with the SEC, where our SEC filings are also available. The address of the SEC’s website is http://www.sec.gov.

INDEX TO THE FINANCIAL STATEMENTS

Csol Holding Limited and Subsidiaries

Consolidated Financial Statements

31 December 2020 and 2019

CSOL HOLDING LIMITED AND SUBSIDIARIES

OVERVIEW OF NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

31 DECEMBER 2020

CONTENTS

Note

1	General information
2	Summary of significant accounting policies
3	Financial risk management
4	Critical accounting estimates and judgments
5	Segment information
6	Property, plant, equipment and bearer plants
7	Investment in associate
8	Intangible assets
9	Right of use assets
10	Biological assets
11	Financial instruments by category
12	Credit quality of financial assets
13	Inventories
14	Other accounts receivable
15	Trade accounts receivable
16	Cash and cash equivalents
17	Shareholders’ equity
18	Deferred income tax
19	Workers’ profit sharing
20	Long-term debt
21	Trade accounts payable
22	Other accounts payable
23	Provisions
24	Lease liability
25	Bank loans
26	Revenue
27	Cost of sales
28	Selling expenses
29	Administrative expenses
30	Personnel expenses
31	Other income and expenses
32	Financial income and costs
33	Cash generated from operations
34	Income tax expense
35	Contingent liabilities
36	Transactions with shareholders and other related parties
37	Commitments and guarantees
38	Basic and diluted earnings per share
39	Restrictions and parent company financial information
40	Events after the reporting period

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the shareholders and the board of directors of Camposol Holding PLC

Opinion on the Financial Statements

We have audited the accompanying consolidated statement of financial position of Csol Holding Limited and its subsidiaries (the “Company”) as of December 31, 2020 and 2019, and the related consolidated statements of comprehensive income, changes in equity and cash flows for each of the years then ended, including the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020 and 2019, and the results of its operations and its cash flows for each of the years then ended in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Change in Accounting Principles

As discussed in Note 2.28 to the consolidated financial statements, the Company changed the manner in which it accounts for land in 2020.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits of these consolidated financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Gaveglio Aparicio y Asociados S.Civil de R.L.

Countersigned by

/s/ Vicente Tieri (Partner)

Peruvian Public Accountant Registration No.37180

Lima, Peru

April 16, 2021

We have served as the Company’s auditor since 2017.

CSOL HOLDING LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

(IN THOUSANDS OF U.S. DOLLARS)

		At 31 December
	Note	2020	2019
ASSETS
NON-CURRENT ASSETS
Property, plant, equipment and bearer plants	6	710,828	447,292
Right of use assets	9	61,164	52,081
Investments accounted for using the equity method	7	5,070	3,361
Intangible assets	8	12,309	8,573
Deferred tax assets	18	4,099	2,290

Total non-current assets		793,470	513,597

CURRENT ASSETS
Prepaid expenses		4,999	1,495
Biological assets	10	163,464	138,660
Inventories	13	49,760	46,076
Other accounts receivable	14	13,168	12,610
Trade accounts receivable	15	53,998	49,857
Cash and cash equivalents	16	33,991	27,788

Total current assets		319,380	276,486

Total assets		1,112,850	790,083

SHAREHOLDERS EQUITY
Share capital	17	10,000	10,000
Revaluation surplus	17	172,614	—
Retained earnings		224,191	218,105

		406,805	228,105
Non-controlling interest	17	175	(347)

Total equity		406,980	227,758

LIABILITIES
NON-CURRENT LIABILITIES
Long - term debt	20	354,615	313,910
Lease liability	24	39,931	35,311
Other liabilities	2.20	677	11,972
Deferred tax liabilities	18	138,079	41,318

Total non-current liabilities		533,302	402,511

CURRENT LIABILITIES
Accounts payable to related companies	36	60	16,000
Current portion of long-term debt	20	7,368	5,403
Current portion of lease liability	24	14,522	12,180
Trade accounts payable	21	74,777	51,045
Other accounts payable	22	11,094	14,172
Current tax liabilities		—	1,541
Provisions	23	6,825	3,342
Bank loans	25	57,922	56,131

Total current liabilities		172,568	159,814

Total liabilities		705,870	562,325

Total equity and liabilities		1,112,850	790,083

The notes on pages from 8 to 76 are an integral part of these consolidated financial statements.

CSOL HOLDING LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

(IN THOUSANDS OF U.S. DOLLARS)

		For the year ended 31 December
	Note	2020	2019
Revenue	26	343,245	326,638
Cost of sales:	27
Cost of sales		(177,913)	(156,908)
Depreciation of bearer plants		(22,493)	(19,164)

Gross profit before adjustment for biological assets		142,839	150,566

Net gain arising from changes in fair value of biological assets	10	23,981	10,163

Gross profit after adjustment for biological assets		166,820	160,729

Selling expenses	28	(44,916)	(37,659)
Administrative expenses	29	(22,090)	(25,428)
Other income	31	1,115	6,410
Other expenses	31	(10,208)	(5,009)
Net foreign exchange transactions gains (losses)		(663)	2,517

Operating profit		90,058	101,560

Share of profit of investments accounted for using the equity method	7	1,708	81
Financial income	32	816	1,001
Financial cost	32	(34,997)	(21,851)

Profit before income tax		57,585	80,791
Income tax expense	34	(27,754)	2,843

Profit for the year		29,831	83,634

Other comprehensive income:
Item that may be reclassified to profit or loss:
Currency translation adjustment		(1,223)	(2,131)
Items that will not be reclassified to profit or loss:
Revaluation surplus (land)		243,639	—
Deferred income tax of revaluation surplus		(71,025)

Total comprehensive income for the year		201,222	81,503

Profit attributable to:
Owners of the parent		29,143	83,263
Non-controlling interests		688	371

		29,831	83,634

Total comprehensive income for the year attributable to:
Owners of the parent		200,700	81,322
Non-controlling interests		522	181

		201,222	81,503

Basic and diluted earnings per share to the equity holders of parent during the year (expressed in U.S. Dollars per share):
Basic and diluted earnings per ordinary share	38	0.29	0.83

Items in other comprehensive income above are disclosed net of tax.

The notes on pages from 8 to 76 are an integral part of these consolidated financial statements.

CSOL HOLDING LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

For the years ended 31 December 2020 and 2019

(IN THOUSANDS OF U.S. DOLLARS)

	Notes	Number of shares	Share capital	Revaluation surplus	Retained earnings	Former parent net investment	Total equity	Non- controlling interest	Total equity
Balances at 1 January 2019		—	—	—	—	211,752	211,752	(528)	211,224
Comprehensive income:
Profit for the year		—	—	—	54,656	28,607	83,263	371	83,634

Other comprehensive income:
Currency translation adjustment		—	—	—	(234)	(1,707)	(1,941)	(190)	(2,131)

Total comprehensive income		—	—	—	54,422	26,900	81,322	181	81,503

Transactions with owners:
Distribution to shareholders	17	—	—	—	(10,000)	—	(10,000)	—	(10,000)
Capital contribution	17	100,000,000	10,000	—	—	—	10,000	—	10,000
Movements of financing provided to former parent, net	17	—	—	—	—	(64,969)	(64,969)	—	(64,969)
Distribution by former parent of share capital	17	—	—	—	173,683	(173,683)	—	—	—

Total transactions with owners		100,000,000	10,000	—	163,683	(238,652)	(64,969)	—	(64,969)

Balances at 31 December 2019		100,000,000	10,000	—	218,105	—	228,105	(347)	227,758

Balances at 1 January 2020		100,000,000	10,000	—	218,105	—	228,105	(347)	227,758
Comprehensive income:
Profit for the year		—	—	—	29,143	—	29,143	688	29,831

	Notes	Number of shares	Share capital	Revaluation surplus	Retained earnings	Former parent net investment	Total equity	Non- controlling interest	Total equity
Other comprehensive income:
Revaluation surplus (land)	17	—	—	243,639	—	—	243,639	—	243,639
Deferred income tax of revaluation surplus (land)	17	—	—	(71,025)	—	—	(71,025)	—	(71,025)
Currency translation adjustment		—	—	—	(1,057)	—	(1,057)	(166)	(1,223)

Total comprehensive income		—	—	172,614	28,086	—	200,700	522	201,222

Transactions with owners:
Distribution from retained earnings	17	—	—	—	(22,000)	—	(22,000)	—	(22,000)

Total transactions with owners		—	—	—	(22,000)	—	(22,000)	—	(22,000)

Balances at 31 December 2020		100,000,000	10,000	172,614	224,191	—	406,805	175	406,980

The notes on pages from 8 to 76 are an integral part of these consolidated financial statements.

CSOL HOLDING LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF CASH FLOWS

(IN THOUSANDS OF U.S. DOLLARS)

		For the year ended 31 December
	Note	2020	2019
CASH FLOWS FROM OPERATING ACTIVITIES
Cash receipts from customers		339,860	344,455
Cash paid to suppliers and employees		(231,354)	(244,793)
Interest paid		(21,845)	(21,092)
Income tax paid		(3,649)	(5,781)
Custom duties refund collections	14	3,087	2,090
Other payments		(399)	(639)

Net cash generated from operating activities	33	85,700	74,240

CASH FLOWS FROM INVESTING ACTIVITIES
Purchases of property, plant and equipment	6	(13,165)	(40,145)
Investment in bearer plants	6	(52,812)	(61,561)
Loans granted to related parties		(78)	—
Purchase of intangibles, excluding goodwill	8	(5,384)	(4,016)
Proceeds from sale of property, plant and equipment	6	34	64

Net cash used in investing activities		(71,405)	(105,658)

CASH FLOWS FROM FINANCING ACTIVITIES
Bank loans proceeds	25	192,850	111,500
Bank loans payments	25	(191,000)	(55,500)
Payments to related parties	36	(8,000)	(42,000)
Distribution to shareholders	17	—	(10,000)
Capital contribution	17	—	10,000
Distributions to parents	17	—	(64,969)
Payment to related parties for transfer of shares of Camposol Uruguay	17	(22,000)	—
Principal elements of lease liabilities payments	24	(9,426)	(5,392)
Transaction costs	20	(4,740)	(1,510)
Long-term debt proceeds	20	—	90,000
Bonds issuance	20	346,073	—
Payments of long-term debt	20	(311,849)	(5,428)

Net cash (used in) generated from financing activities		(8,092)	26,701

Net increase (decrease) in cash and cash equivalents		6,203	(4,717)
Cash and cash equivalents at beginning of year		27,788	32,505

Cash and cash equivalents at end of year	16	33,991	27,788

Non-cash transactions:
Revaluation surplus, net of deferred income tax	17	172,614	—
Right of use asset acquired under finance lease		30,588	32,786
Accrued interest	20	9,137	569

The notes on pages from 8 to 76 are an integral part of these consolidated financial statements.

CSOL HOLDING LIMITED AND SUBSIDIARIES

(IN THOUSANDS OF U.S. DOLLARS UNLESS OTHERWISE STATED)

1	GENERAL INFORMATION

a)	Business activities -

Csol Holding Limited (hereinafter the Company), was incorporated as Csol Holding Limited in Cyprus on 22 October 2019, in accordance with the provisions of the Cyprus Companies Law, Cap. 113. The Company through its subsidiaries is mainly engaged in investing in the agriculture business and managing the export of agricultural products mainly to the United States, China and to the European Union. Csol Holding Limited and subsidiaries are hereinafter referred as the Group.

The legal address of the Company is Pindou 4, Engomi, 2409 Nicosia, Cyprus.

The Dyer-Coriat family (comprised of Samuel Barnaby Dyer Coriat, Piero Martin Dyer Coriat and Sheyla Dyer Coriat) is the Company’s ultimate controlling party and owns 82.59% of the shares of the Company. Certain members of the Dyer family own the remainder shares of the Company.

The subsidiaries and their activities are as follows:

Company	Principal activity	Country of incorporation	Direct or indirect interest as of 31 December
			2020	2019
Camposol S.A.	Agribusiness	Peru	100%	100%
Nor Agro Perú S.A.C.	Farmland owner	Peru	100%	100%
Muelles y Servicios Paita S.R.L.	Farmland owner	Peru	100%	100%
Inversiones Agrícolas Inmobiliarias S.A.C.	Farmland owner	Peru	99.99%	99.99%
Camposol Europa S.L.	Distribution	Spain	87.27%	87.27%
Camposol Fresh B.V.	Distribution	Netherlands	100%	100%
Grainlens S.A.C	Holding	Peru	100%	100%
Blacklocust S.A.C.	Holding	Peru	100%	100%
Persea, Inc.	Holding	USA	100%	100%
Camposol Fresh U.S.A., Inc.	Distribution	USA	100%	100%
Camposol Foods Trading (Shangai) Co Ltd.	Distribution	China	100%	100%
Camposol Fresh Foods Trading Co Ltd.	Distribution	China	100%	100%
Asociación para la certificación de Prod. Agrícolas proveedores de Camposol	Agribusiness	Peru	100%	100%
Camposol Colombia S.A.S.	Agribusiness	Colombia	100%	100%
Camposol Uruguay S.R.L. (*)	Agribusiness	Uruguay	100%	—
Camposol Chile SPA	Agribusiness	Chile	100%	100%
Camposol Cyprus Limited	Holding	Cyprus	100%	—
Camposol Switzerland GmbH	Distribution	Switzerland	100%	—
Camposol Trade España S.L.	Distribution	Spain	100%	—
Aliria S.A.C.	Project Development	Peru	100%	—
Arándanos Camposolinos S.A.P.I. de C.V.	Agriculture	Mexico	100%	—

(*)

In November 2019, Camposol Holding PLC signed a shareholder agreement with the Company in which the control, rights, risks and rewards of Camposol Uruguay (“the investee”) were transferred to the Group and became a subsidiary until the corporate reorganization was finalized. The agreement states that the Company has power over the investee, it is exposed to variable returns and has the ability to use its power over the investee to affect the amount of the Company’s returns. Accordingly, there was no separate non-controlling interest (NCI) recorded related to the Camposol Uruguay interest. Finally, there was no provision for payment related to the ultimate legal transfer of the shares as of 31 December 2019. In December 2020, Camposol Holding PLC (former owner of the investee) assigned and transferred, free of obligations, its total shares in Camposol Uruguay to the Company, for an amount of USD22,000 that was paid between May and November 2020 upon legal transfer. In May 2020, it was separately agreed between the common shareholders of the Company that a fixed distribution of USD22,000 would be paid upon legal transfer, which has been accounted for as a distribution from equity in 2020.

Camposol S.A. is one of the subsidiaries of the Group which is a Peruvian agribusiness corporation incorporated in the city of Lima on 31 January 1997.

The legal address of Camposol S.A. is Avenida El Derby 250, Urbanización El Derby de Monterrico, Santiago de Surco, Lima, Peru; its operating and commercial office is located in Carretera Panamericana Norte Km.497.5, Chao, Viru, La Libertad. Three production establishments or agricultural lands are located in Carretera Panamericana Norte Kms. 510, 512 and 527 in the department of La Libertad, Peru. In addition, Camposol S.A. operates one administrative office in the department of Piura.

In addition, the Company has an associate, Empacadora de Frutos Tropicales S.A.C. which is engaged in the processing and commercialization of fresh fruit products (Note 7).

The subsidiary Camposol Chile SPA, an entity that is engaged in the production of fresh produce, was incorporated in 2019.

The subsidiary Camposol Cyprus Limited is localized in Cyprus was incorporated in 2020 as a holding company.

The subsidiary Camposol Switzerland GmbH and Camposol Trade España S.L., are entities that will be engaged in the distribution of fresh produce in the future and were incorporated in 2020.

The subsidiary Aliria S.A.C., an entity that will be engaged in the project development and technological innovation for the development of agricultural crops, was incorporated in 2020.

The subsidiary Arándanos Camposolinos S.A.P.I. de C.V., an entity that will be engaged in the production of fresh produce in the future, was incorporated in Mexico in 2020.

The table below presents details of the owned agricultural land by the Group:

		Area in Hectares (Has)
Land	Country / region	2020	2019
Mar Verde	Peru/La Libertad	2,496	2,496
Agricultor	Peru/La Libertad	1,570	1,570
Gloria	Peru/La Libertad	1,018	1,018
Agromás	Peru/La Libertad	414	414
Virú - San José	Peru/La Libertad	324	318
Compositan	Peru/La Libertad	3,778	3,778
Yakuy Minka	Peru/La Libertad	2,766	2,761
INAIN	Peru/La Libertad	22	22
Huangala - Terra	Peru/Piura	2,549	2,549
Citricola Salteña/El Tero	Uruguay/Salto	838	838
Jamilco/El Tero	Uruguay/Salto	683	683
Florida	Colombia / Caldas	2,421	2,421
Valle del Cauca/Quindio	Colombia/ Caldas	1,688	1,688

		20,567	20,556

During 2020, the Group acquired 11 hectares through its subsidiary Camposol S.A. for USD340.

During 2019, the Group acquired 3,078 hectares through its subsidiary Camposol Colombia S.A.S. for USD28,082.

The Group carries out its activities over the following planted areas:

	Area in Hectares (HS)
	2020	2019
Avocados	4,816	4,410
Blueberries	2,652	2,559
Grapes	570	569
Others	1,730	1,387

	9,768	8,925

b)	Corporate reorganization -

To face the global competitive environment, Camposol Holding PLC (Former Parent) decided to implement a new legal structure for their global business with the purpose of attracting new investments for the agricultural business as well as simplifying the corporate governance and isolate the risks associated with each of its businesses. For the purpose of segregating the agricultural business from the shrimp farming business of Camposol Holding PLC and subsidiaries, the Company was incorporated in 2019 and then started the process of transferring the main operating companies related to the agricultural business to Csol Holding Limited, which allowed the implementation of the group reorganization.

The Company expects to complete the final stage of its corporate reorganization during 2021, which consists on incorporating new holding and trading companies in key countries for its distribution process.

c)	Effect of Covid-19 on the Group’s operations -

In December 2019, the World Health Organization (WHO) recognized the first reports of an unknown virus that caused pneumonia, but there was no conclusive evidence of person-to-person infections. In March 2020, the WHO declared the novel Coronavirus (Covid-19) outbreak as a global pandemic and various governments across the globe began to implement different restrictions (including travel) to prevent the crowding of people, including mandatory quarantines for people who could be exposed to the virus and mandatory social distancing measures.

After analyzing and reviewing government measures to mitigate the spread of Covid-19, the Group activated protocols for remote work to ensure business continuity and compliance with trade, tax and legal obligations for the period of the mandatory social isolation.

Furthermore, the Group took actions to strengthen its financial position and maintain the necessary liquidity to preserve its business. These measures mainly include the adaptation of protocols required by the Peruvian Central Government in terms of sanitary protocols for the restart of operations.

The Peruvian government developed a plan to reactivate the economy in order to continue with business operations. These measures included tax facilities, access to financing guaranteed by the Peruvian Government (“Reactiva Peru” Plan) and reintegration of economic activities through phases.

It is not possible to determine with certainty the final reach of the Covid-19 outbreak and its impact on the global economy or the Group’s operations. However, considering that the Group is within the basic activities stated by the Peruvian Government, it continued to operate during the period of mandatory social isolation. Therefore, Management has determined that its operations did not have a significant impact during 2020 as a result of the Covid-19 pandemic.

d)	Approval of the financial statements -

The 2020 consolidated financial statements of the Group were approved by the Board of Directors’ Meeting held in the offices of the Company on 16 April 2021.

2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The principal accounting policies applied in the preparation of these consolidated financial statements are set out below. These policies have been consistently applied to all the years presented, unless otherwise stated.

2.1	Basis of preparation -

The consolidated financial statements of the Group have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB) and interpretations issued by the IFRS Interpretations Committee (IFRIC) applicable to companies reporting under IFRS. The financial statements comply with IFRS as issued by the IASB.

The consolidated financial statements have been prepared under the historical cost convention, as modified by land properties and biological assets recognized at fair value and investment in associate recognized under the equity method accounting. The financial statements are expressed in thousands of United States Dollars, unless otherwise stated.

The accompanying consolidated financial statements present the Group’s Historical financial position, results of operations, comprehensive income, and cash flows in accordance with IFRS. The financial statements for periods prior to the Corporate reorganization were derived from Camposol Agribusiness’ carve-out financial statements and accounting records and prepared in accordance with IFRS for the preparation of carved-out financial statements. Through the date of the Corporate reorganization, all revenues and costs as well as assets and liabilities directly associated with Camposol Agribusiness have been included in the carve-out financial statements. Prior to the Corporate reorganization, the carve-out financial statements also included allocations of certain costs incurred by Former Parent related to the Camposol Agribusiness, primarily related to the compensation of certain members of senior management and its supervisory board. The allocations have primarily been made based on percentage of time usage by senior management and supervisory board, which management believes represents a reasonable allocation methodology.

Following the corporate reorganization, the consolidated financial statements include the accounts of the Company and its subsidiaries and no longer include any allocations from Former Parent.

The preparation of financial statements in conformity with IFRS requires the use of certain critical accounting estimates. It also requires management to exercise its judgment in the process of applying the Group’s accounting policies. The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the consolidated financial statements are disclosed in Note 4.

2.2	Adoption of new and revised IFRSs

a)	New standards, amendments and interpretations effective for financial statements of annual periods beginning on or after 1 January 2020, which have been adopted by the Group.

The Group has applied the following standards and interpretations for the first time to financial reporting periods commencing on or after 1 January 2020:

•	Definition of Material – Amendments to IAS 1 and IAS 8

The IASB has made amendments to IAS 1 Presentation of Financial Statements and IAS 8 Accounting Policies, Changes in Accounting Estimates and Errors which use a consistent definition of materiality throughout International Financial Reporting Standards and the Conceptual Framework for Financial Reporting, clarify when information is material and incorporate some of the guidance in IAS 1 about immaterial information.

In particular, the amendments clarify:

•

that the reference to obscuring information addresses situations in which the effect is similar to omitting or misstating that information, and that an entity assesses materiality in the context of the financial statements as a whole, and

•

the meaning of ‘primary users of general-purpose financial statements’ to whom those financial statements are directed, by defining them as ‘existing and potential investors, lenders and other creditors’ that must rely on general purpose financial statements for much of the financial information they need.

•	Definition of a Business – Amendments to IFRS 3

The IASB has issued narrow-scope amendments to IFRS 3,‘Business combinations’, to improve the definition of a business. The amended definition of a business requires an acquisition to include an input and a substantive process that together significantly contribute to the ability to create outputs. The definition of the term ‘outputs’ is amended to focus on goods and services provided to customers, generating investment income and other income, and it excludes returns in the form of lower costs and other economic benefits.

The amendments will likely result in more acquisitions being accounted for as asset acquisitions.

•	Covid-19-related Rent Concessions - Amendments to IFRS 16 -

As a result of the Covid-19 pandemic, rent concessions have been granted to lessees. Such concessions might take a variety of forms, including payment holidays and deferral of lease payments. In May 2020, the IASB made an amendment to IFRS 16 Leases which provides lessees with an option to treat qualifying rent concessions in the same way as they would if they were not lease modifications. In many cases, this will result in accounting for the concessions as variable lease payments in the period in which they are granted.

Entities applying the practical expedients must disclose this fact, whether the expedient has been applied to all qualifying rent concessions or, if not, information about the nature of the contracts to which it has been applied, as well as the amount recognized in profit or loss arising from the rent concessions.

The Group has assessed the accounting standards effective after 1 January 2020 and determined that none have a material impact on the consolidated financial statements.

b)	New standards, amendments and interpretations effective for financial statements of annual periods beginning on or after 1 January 2021, which have not been early adopted -

The following standards and interpretations have been published that are not mandatory for 31 December 2020 reporting periods and have not been early adopted by the Group:

•	Annual Improvements to IFRS Standards 2018-2020 -

The following improvements were finalised in May 2020:

•	IFRS 9 Financial Instruments - clarifies which fees should be included in the 10% test for derecognition of financial liabilities.

•

IFRS 16 Leases - amendment of illustrative example 13 to remove the illustration of payments from the lessor relating to leasehold improvements, to remove any confusion about the treatment of lease incentives.

•

IFRS 1 First-time Adoption of International Financial Reporting Standards - allows entities that have measured their assets and liabilities at carrying amounts recorded in their parent’s books to also measure any cumulative translation differences using the amounts reported by the parent. This amendment will also apply to associates and joint ventures that have taken the same IFRS 1 exemption.

•

IAS 41 Agriculture - removal of the requirement for entities to exclude cash flows for taxation when measuring fair value under IAS 41. This amendment is intended to align with the requirement in the standard to discount cash flows on a post-tax basis.

This interpretation is effective for financial periods beginning on or after 1 January 2022. The Group is currently evaluating the impact of this standard on its consolidated financial statements.

•	Property, Plant and Equipment: Proceeds before intended use - Amendments to IAS 16 -

The amendment to IAS 16 Property, Plant and Equipment (PP&E) prohibits an entity from deducting from the cost of an item of PP&E any proceeds received from selling items produced while the entity is preparing the asset for its intended use. It also clarifies that an entity is ‘testing whether the asset is functioning properly’ when it assesses the technical and physical performance of the asset. The financial performance of the asset is not relevant to this assessment.

Entities must disclose separately the amounts of proceeds and costs relating to items produced that are not an output of the entity’s ordinary activities.

This interpretation is effective for financial periods beginning on or after 1 January 2022. The Group is currently evaluating the impact of this standard on its consolidated financial statements.

•	Classification of Liabilities as Current or Non-current - Amendments to IAS 1 -

The narrow-scope amendments to IAS 1 Presentation of Financial Statements clarify that liabilities are classified as either current or non-current, depending on the rights that exist at the end of the reporting period. Classification is unaffected by the expectations of the entity or events after the reporting date (eg the receipt of a waver or a breach of covenant). The amendments also clarify what IAS 1 means when it refers to the ‘settlement’ of a liability.

The amendments could affect the classification of liabilities, particularly for entities that previously considered management’s intentions to determine classification and for some liabilities that can be converted into equity.

They must be applied retrospectively in accordance with the normal requirements in IAS 8 Accounting Policies, Changes in Accounting Estimates and Errors. In May 2020, the IASB issued an Exposure Draft proposing to defer the effective date of the amendments to 1 January 2023. The Group is currently evaluating the impact of this standard on its consolidated financial statements.

2.3	Consolidation -

The consolidated financial statements include the assets, liabilities, results and cash flows of the Group, including the legal entities detailed in Note 1-(a).

a)	Subsidiaries -

Subsidiaries are all entities (including structured entities) over which the Group has control. The Group controls an entity when the Group is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity.

Subsidiaries are fully consolidated from the date on which control is transferred to the group. They are deconsolidated from the date that control ceases.

Acquisition-related costs are expensed as incurred.

The excess of the consideration transferred, any non-controlling interest in the acquiree and the acquisition-date fair value of any previous equity interest in the acquiree over the fair value of the identifiable net assets acquired is recorded as goodwill (note 2.7). If the total of consideration transferred, non-controlling interest recognized and previously held interest measured is less than the fair value of the net assets of the business acquired, these cases are defined as a bargain purchase, the difference is recognized directly in the consolidated statement of comprehensive income.

Inter-company transactions, balances and unrealized gains on transactions between Group companies are eliminated. Unrealized losses are also eliminated. When necessary, amounts reported by subsidiaries have been adjusted to conform with the Group’s accounting policies.

b)	Associates -

Associates are all entities over which the group has significant influence but not control, generally accompanying a shareholding of between 20% and 50% of the voting rights. Investments in associates are accounted for using the equity method of accounting. Under the equity method, the investment is initially recognized at cost, and the carrying amount is increased or decreased to recognize the investor’s share of the profit or loss of the investee after the date of acquisition. The Group’s investment in associates includes goodwill identified on acquisition.

If the ownership interest in an associate is reduced but significant influence is retained, only a proportionate share of the amounts previously recognized in other comprehensive income is reclassified to profit or loss, where appropriate.

The Group’s share of post-acquisition profit or loss of an associate, is recognized in the consolidated statement of comprehensive income, and its share of post-acquisition movements in other comprehensive income of the associate is recognized in other comprehensive income of the Group with a corresponding adjustment to the carrying amount of the investment. When the Group’s share of losses in an associate equal or exceeds its interest in the associate, including any other unsecured receivables, the Group does not recognize its share of further losses, unless it has incurred legal or constructive obligations or made payments on behalf of the associate.

Unrealized gains on transactions between the Group and its associates are eliminated to the extent of the Group’s interest in the associates. Unrealized losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred. Accounting policies of associates have been changed where necessary to ensure consistency with the policies adopted by the Group.

Dilution gains and losses arising from changes in the interest on investments in associates are recognized in the consolidated statement of comprehensive income.

The carrying amount of equity-accounted investments in associates is tested for impairment in accordance with the policy described in Note 2.8.

2.4	Segment information -

Operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision-maker. The chief operating decision-maker, who is responsible for allocating resources, assess performance of the operating segments and makes strategic decisions has been identified as the Board of Directors.

2.5	Foreign currency translation -

a)	Functional and presentation currency -

Items included in the financial statements of each of the Group’s entities are measured using the currency of the primary economic environment in which each entity operates (‘the functional currency’). The consolidated financial statements are presented in US Dollars, which is the Group’s presentation currency.

b)	Transactions and balances -

Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions or valuation where items are re-measured. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognized in the consolidated statement of comprehensive income.

Foreign exchange gains and losses that relate to borrowings, cash and cash equivalents and other accounts are presented in the consolidated statement of comprehensive income within ‘net foreign exchange transactions gains (losses)’.

c)	Group companies -

The results and financial position of all the Group entities (none of which has the currency of a hyper inflationary economy) that have a functional currency different from the presentation currency are translated into the presentation currency as follows:

(a)	assets and liabilities for each statement of financial position presented are translated at the closing rate at the date of that consolidated statement of financial position;

(b)

income and expenses for each income statement are translated at average exchange rates (unless this average is not a reasonable approximation of the cumulative effect of the rates prevailing on the transaction dates, in which case income and expenses are translated at the rate on the dates of the transactions);

(c)	equity balances, except for retained earnings, are translated at the historical exchange rates; and

(d)	all resulting exchange differences are recognized in other comprehensive income and included in retained earnings.

Goodwill and fair value adjustments arising on the acquisition of a foreign entity are treated as assets and liabilities of the foreign entity and translated at the closing rate.

2.6	Property, plant, equipment and bearer plants -

Property, plant and equipment -

Property, plant and equipment, except lands, are stated at cost less accumulated depreciation and impairment losses. Land property is recognized at fair value following the change in our accounting policy during 2020 (Note 2.28) (Until 2019 land was stated at cost).

Historical cost comprises the purchase price and any cost directly attributable to bringing the asset into working condition for its intended use. Cost of replacing part of the plant and equipment is recognized in the carrying amount of the plant and equipment if the recognition criteria are satisfied. All other repair and maintenance costs are recognized in profit or loss as incurred.

Subsequent costs are included in the asset’s carrying amount or recognized as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Group and the cost of the item can be measured reliably. The carrying amounts of replaced parts are derecognized.

Construction in progress also includes payments in advance made by banks institutions on behalf of the Group for the construction of an underlying asset within the framework of a lease agreement. As soon as the construction of the underlying asset is finalized and it becomes available for the intended use of Management, the construction in progress will be transferred to right-of-use assets.

The cost less the residual value of each item of property, plant and equipment is depreciated over its useful life.

Land is not depreciated. Depreciation is calculated using the straight-line method over the estimated useful life of individual assets, as follows:

Years
Buildings and other constructions	Between 10 and 33
Irrigation structure	70
Plant and equipment	Between 5 and 10
Furniture and fixtures	10
Other equipment	Between 3 and 10
Vehicles	5

Revaluation of lands

From 2020, the Group determines a property’s value within a range of reasonable fair value estimation. Land is recognized at fair value and will be evaluated every year or when there are significant changes in its value by external independent valuers. At the end of each reporting period, management updates their assessment of the fair value of each property, taking into account the most recent independent valuations. A revaluation surplus is credited to revaluation surplus in shareholders’ equity (note 17).

Increases in the carrying amounts arising on revaluation of land is recognized, net of deferred income tax, in other comprehensive income and accumulated in revaluation surplus in shareholders’ equity. To the extent that the increase reverses a decrease previously recognised in profit or loss, the increase is first recognised in profit or loss. Decreases that reverse previous increases of the same asset are first recognised in other comprehensive income to the extent of the remaining surplus attributable to the asset; all other decreases are charged to profit or loss.

Bearer Plants -

A bearer plant is a living plant that is used in producing or growing agricultural produce; is expected to be productive for more than one year; and has a remote probability they will be sold as agricultural produce, except for incidental scrap sales. The incidental scrap sales will not prevent a plant to meet the definition of bearer plant. The produce grown on bearer plants is a biological asset.

Upon the adoption of the amendments to IAS 16 and IAS 41 on 1 January 2015, the Group measured bearer plants at deemed cost. Fair value was concluded to be equivalent to deemed cost upon adoption of the amendments.

Costs related to the planting and growth of bearer plants which include seedlings, sowing, irrigation, agrochemicals and fertilizers are capitalized up to the point of maturity. Administrative, selling and other expenses not related to the production of the bearer plants are expensed in the consolidated statement of comprehensive income.

The production plants that are in growing phase before maturity (permanent investment period) are recognized at historical costs and classified as bearer plants (immature), their growing phase before maturity takes from 12 to 36 months depending on the type of plant.

A bearer plant reaches maturity when it is in the location and condition necessary for it to be capable of bearing produce in the manner intended by management (after the permanent investment period ends). The permanent investment period is defined by Management as the plantation growth stage, which starts one day after the transplant to the plot until its first harvest.

At the point that the production plants reach maturity, they are reclassified to bearer plants (mature), and depreciation commences. Any subsequent costs are expensed unless they enhance the future economic benefits of the assets.

Bearer plants are depreciated under the straight-line method over their estimated useful lives. This method considers the actual curves of production which are basically linear over their estimated useful lives, as follows:

Years
Bearer plants:
- Avocado	Between 18 and 28
- Mangoes	20
- Grapes	20
- Blueberries	10
- Tangerine	18
- Cherry	17

Depreciation commences when assets are available for use as intended by Management.

The assets residual values and useful lives are reviewed, and adjusted prospectively if appropriate, at each financial year-end. At 31 December 2020 and 2019, there were no changes resulting from the review.

General and specific borrowing costs that are directly attributable to the acquisition, construction or production of a qualifying asset are capitalized as part of the cost of that asset during the period of time that is required to complete and prepare the asset for its intended use or sale. Qualifying assets are assets that necessarily take a substantial period of time to get ready for their intended use or sale. Management determined one year and a half as substantial period of time. The capitalization rate used to determine the amount of borrowing costs to be capitalized is the weighted average interest rate applicable to the entity’s general borrowings during the year.

An assets’ carrying amount is written-down immediately to its recoverable amount, if the asset’s carrying amount is greater than its estimated recoverable amount (Note 2.8).

Gains and losses on disposals are determined by comparing the proceeds with the carrying amount and are recognized within ‘other income’ or ‘other expenses’, respectively, in the consolidated statement of comprehensive income.

2.7	Intangible assets -

a)	Software -

Acquired computer software licenses are capitalized on the basis of the costs incurred to acquire and bring to use the specific software. These costs are amortized over their estimated useful lives of ten years.

b)	Licenses -

Acquired production license is capitalized on basis of the cost incurred to acquire the authorization of use the Tango tangerine. These costs are amortized over their estimated useful lives of twenty years.

c)	Goodwill -

Goodwill is initially measured as the excess of the consideration transferred over the fair value of the net acquirer’s identifiable assets, liabilities, contingent liabilities and non-controlling interest at the date of acquisition. When the accounting for a business combination is not completed by the end of the reporting period in which the business combination took place, the Group reports provisional amounts for those items with valuation process still incomplete.

The net identifiable assets acquired and liabilities assumed accounted at provisional fair values at acquisition date may be retroactively adjusted to reflect additional information gathered on facts and circumstances existing at acquisition date which, if known, would have affected the measurement of the amounts originally recognized. The period allowed by IFRS 3 for the amendment of provisional amounts recognized should not exceed one year from the acquisition date.

Goodwill is allocated to cash-generating units for the purpose of impairment testing. The allocation is made to those cash-generating units or groups of cash-generating units that are expected to benefit from the business combination in which the goodwill arose. The units or groups of units are identified at the lowest level at which goodwill is monitored for internal management purposes, being the operating segments.

Goodwill impairment reviews are undertaken annually or more frequently if events or changes in circumstances indicate a potential impairment. The carrying value of the CGU which goodwill is allocated to is compared to the recoverable amount, which is the higher of value in use and the fair value less costs of disposal. Any impairment is recognized immediately as an expense and is not subsequently reversed.

2.8	Impairment of non-financial assets -

Goodwill and intangible assets that have an indefinite useful life are not subject to amortization and are tested annually for impairment, or more frequently if events or changes in circumstances indicate that they might be impaired. Other assets are tested for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable.

An impairment loss is recognized for the amount by which the asset’s carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset’s fair value less costs of disposal and value in use. For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are largely independent cash inflows (cash-generating units). Non-financial assets other than goodwill that suffered an impairment are reviewed for possible reversal of the impairment at the end of each reporting period.

Fair value is the price received to sell an asset in an orderly transaction between market participants at measurement date. In assessing the value in use of an asset, its estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. For an asset that does not generate cash inflows largely independent of those from other assets, the recoverable amount is determined for the cash-generating unit to which the asset belongs.

2.9	Financial assets -

Classification -

The Group’s management has assessed which business models apply to the financial assets held by the group and has classified its financial instruments into the appropriate IFRS 9 categories.

According to IFRS 9 on initial recognition, a financial asset is classified into one of two primary measurement categories:

•	Amortized cost

•	Fair value through profit or loss or other comprehensive income

A financial asset is measured at amortized cost only if it meets both of the following conditions:

•	The asset is held within a business model whose objective is to hold assets to collect contractual cash flows

•	The contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding

Recognition and derecognition -

Financial assets are initially recognized at fair value plus transaction costs and subsequently carried at amortized cost using the effective interest method. Financial assets are derecognized when the rights to receive cash flows from the assets have expired or have been transferred and the Group has transferred substantially all risks and rewards of ownership.

Measurement -

At initial recognition, the Group measures a financial asset at its fair value plus, in the case of a financial asset not at fair value through profit or loss (FVPL), transaction costs that are directly attributable to the acquisition of the financial asset.

Financial assets at amortised cost

Financial assets at amortised cost are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. They are included in current assets, except for maturities greater than 12 months after the end of the reporting period. These are classified as non-current assets. Financial assets at amortised cost comprise ‘trade accounts receivable’, ‘other accounts receivable’ and ‘cash and cash equivalents’ in the consolidated statement of financial position (Notes 15, 14 and 16, respectively).

The Group holds financial assets at amortised cost with the objective to collect the contractual cash flows and therefore measures them subsequently at amortised cost using the effective interest method.

2.10	Impairment of financial assets -

The Group applies the IFRS 9 simplified approach to measuring expected credit losses which uses a lifetime expected loss allowance for all trade receivable and contract assets.

To measure the expected credit losses, trade receivables and other accounts receivable have been grouped based on shared credit risk characteristics and the days past due. The expected loss rates are based on historical data. The historical loss rates are adjusted to reflect current and forward-looking information on macroeconomic factors affecting the ability of the customers to settle the receivables.

Trade receivable and other accounts receivable are written off when there is no reasonable expectation of recovery. Indicators that there is no reasonable expectation of recovery include, amongst others, the failure of a debtor to engage in a repayment plan with the Group, and a failure to make contractual payments for a period of greater than 180 days past due.

Impairment losses on trade receivables are presented as net impairment losses within operating profit. Subsequent recoveries of amounts previously written-off are credited against the same line item.

2.11	Biological assets -

Biological assets are growing produce on all bearer plants managed by the Group for sale. These are growing avocados, mangoes, grapes, tangerines and blueberries which are to be harvested as agricultural produce.

Biological assets are measured at fair value less costs to sell on initial recognition and at each statement of financial position date. The fair value of biological assets excludes the land and the bearer plant upon which the biological assets are harvested.

Costs to sell include all incremental costs directly attributable to the sale of the biological assets, excluding finance costs and income taxes. The fair value of a biological asset in its present location and condition is determined based on the present value of expected net cash flows from the biological asset discounted at a current market-determined pre-tax rate.

In determining the fair value of a biological asset based on the expected net discounted cash flows, the following factors have been taken into account:

i)	The expected future sales price;

ii)	The cost expected to arise through the growth of the asset;

iii)	A pre-tax discount rate; and

iv)	Volume produced.

The application of factors mentioned above requires the use of estimates and judgments by Management (Note 4).

Expected future sale prices for all biological assets are determined by reference to observable data in the relevant market of the harvested produce. Costs expected to arise through the growth of the biological assets are estimated based on historical data.

The gain or loss arising from initial recognition of a biological asset at fair value less costs to sell and from a change in fair value less costs to sell of a biological asset is recognized in the consolidated statement of comprehensive income in the period in which they arise.

Agricultural produce harvested from the Group’s biological assets is initially measured at its fair value less costs to sell at the point of harvest. The fair value of agricultural produce is determined based on market prices. The cost of the agricultural produce included in inventories for subsequent sale is deemed to be the fair value of produce less costs to sell at the point of harvest in the local market.

2.12	Inventories -

Inventories are stated at the lower of cost and net realizable value. Cost is determined using the average cost method.

The cost of biological products is determined as the fair value less estimated point of sale costs at the time of harvest (Note 2.11).

Net realizable value is the estimated sale price in the ordinary course of business, less estimated cost to place inventories in selling conditions and commercialization and distributions expenses.

The cost of inventories may not be recovered if: i) the inventories are damaged or become wholly or partially obsolete; or ii) their selling prices decline or the estimated necessary costs to be incurred to produce their sale increase. In such circumstances, inventories are written-off to their net realizable value. The Group determines the provision for obsolescence as follows:

Fresh and frozen products	100% of cost at expiration

The provision for obsolescence is estimated on an item by item basis or for groups of items with similar characteristics (with same crop, market and similar other characteristics).

2.13	Trade accounts receivable -

Trade accounts receivable are amounts due from customers for goods sold in the ordinary course of business. If collection is expected in one year or less, they are classified as current assets. If not, they are presented as non-current assets.

Trade accounts receivable are recognized initially at fair value and subsequently measured at amortized cost using the effective interest method, less provision for impairment.

A provision for impairment of trade receivables was estimated following expected credit losses method (Note 2.10). The amount of the provision is recognized in the consolidated statement of comprehensive income in “other expenses”. Accounts receivable provided for are written-off when they are assessed as uncollectible.

2.14	Cash and cash equivalents -

In the consolidated statement of cash flows, cash and cash equivalents includes cash at banks and in hand, deposits held at call with banks, short-term, highly liquid investments funds, that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value with original maturities of three months or less. Cash and cash equivalents exclude cash subject to restriction, which are subject to regulatory restrictions and therefore are not available for general use by the other entities within the Group.

2.15	Equity -

Share capital

Ordinary shares are classified as equity. Any excess received over the par value of issued shares is classified as share premium. Incremental costs directly attributable to the issue of new shares are shown in equity as a deduction, net of tax, from the proceeds.

Where any Group company purchases the Company’s equity share capital (treasury shares), the consideration paid, including any directly attributable incremental costs are deducted from equity attributable to the Company’s equity holders until the shares are cancelled or reissued. Where such shares are subsequently sold, any consideration received, net of any directly attributable incremental transaction costs and the related income tax effects, is included in equity attributable to the Company’s equity holders.

Former parent net investment

Former Parent net investment includes the initial capital contribution of the shareholders of the Company, retained earnings and contributions/distributions from parent entity.

Statement of comprehensive income allocations to consolidated financial statements reflect all costs of doing business, whereas the statement of financial position of entities should include the assets currently or formerly owned by the entities and those liabilities for which the entities was or is legally responsible. Differences between statement of comprehensive income and statement of financial position allocations are reflected as part of the former parent’s net investment in the entities (as contributions to the entities or distributions from the entities) unless an arrangement between the parent and the entities requires cash settlement (in which case, differences would be reflected as a net payable to, or net receivable from, the parent).

Revaluation surplus -

The lands revaluation surplus is used to record increments and decrements on the revaluation of non-current assets such as land property. In the event of a sale of an asset, any balance in the reserve in relation to the asset is transferred to retained earnings (Note 2.6)

2.16	Trade accounts payable -

Trade accounts payable are obligations to pay for goods or services that have been acquired in the ordinary course of business from suppliers. Trade accounts payable are classified as current liabilities if payment is due within one year or less (or in the normal operating cycle of the business if longer). If not, they are presented as non-current liabilities.

In accordance with accounts payable policy of the Group; the payment to suppliers is due between 150 and 180 days

Trade accounts payable are recognized initially at fair value and subsequently measured at amortized cost using the effective interest method.

2.17	Bank loans and long-term debt -

Bank loans and long-term debt are recognized initially at fair value, net of transaction costs incurred. Bank loans and long-term debt are subsequently carried at amortized cost; any difference between the proceeds (net of transaction costs) and the redemption value is recognized in the consolidated statement of comprehensive income over the period of the borrowing using the effective interest method.

Fees paid on the establishment of loan facilities are recognized as transaction costs of the loan to the extent that it is probable that some or all of the facility will be drawn down.

Long-term debts are classified as current liabilities unless the Group has an unconditional right to defer settlement of the liability for at least 12 months after the consolidated statement of financial position date.

Bank loans for working capital uses are classified as current liabilities as the settlement of these liabilities are in the short-term.

2.18	Leases -

At inception of a contract, the Group assesses whether a contract is, or contains, a lease based on whether the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration.

The Group (as lessee) has elected to apply the practical expedient to account for each lease component and non-lease components as a single lease component.

As lessee the Group recognizes a right-of-use asset and a lease liability at the lease commencement date. The right-of-use asset is initially measured based on the initial amount of the lease liability adjusted for any lease payments made at or before the commencement date, plus any initial direct costs incurred. The assets are depreciated to the earlier of the end of the useful life of the right-of-use asset or the lease term, using the straight-line method as this most closely reflects the expected pattern of consumption of the economic future benefits. The lease term includes periods covered by an option to extend if the Group is reasonably certain to exercise that option. In addition, the right-of-use asset is periodically reduced by impairment losses, if any, and adjusted for certain remeasurements of the lease liability.

The lease liability is initially measured at the present value of the lease payments that are not paid at the commencement date, discounted using the interest rate implicit in the lease or, if that rate cannot be readily determined, the Company`s incremental borrowing rate.

The lease liability is measured at amortized cost using the effective interest method. It is remeasured when there is a change in future lease payments arising from a change in an index or rate, if there is a change in the Group`s estimate of the amount expected to be payable under a residual value guarantee, or if the Group changes its assessment of whether it is reasonably certain that it will exercise a purchase, extension or termination option. When the lease liability is remeasured in this way, a corresponding adjustment is made to the carrying amount of the right-of-use asset.

The Group has elected to apply the practical expedient not to recognized right-of-use assets and lease liabilities for short-term leases that have a lease term of 12 months or less and leases of low-value assets. The lease payments associated with these leases is recognized as an expense on a straight-line basis over the lease term included in administrative expenses and cost of sales.

2.19	Current and deferred income tax -

Income tax expense for the period comprises current and deferred income tax. Income tax is recognized in the consolidated statement of comprehensive income, except to the extent that it relates to items recognized in other comprehensive income or directly in equity. In this case the income tax is also recognized in other comprehensive income or directly in equity, respectively.

The current income tax charge is calculated on the basis of the tax laws enacted at the consolidated statement of financial position date in the countries where the Company and its subsidiaries operate and generate taxable income. Management applies the separate tax return method which aggregates the tax position of the individual entities of the new reporting entity. Current tax expense and tax assets and liabilities are accounted for in accordance with the tax returns. Management periodically evaluates positions taken in tax returns with respect to situations in which applicable tax regulation is subject to interpretation. It establishes provisions where appropriate on the basis of amounts expected to be paid to the tax authorities.

Deferred income tax is recognized, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the consolidated financial statements. However, the deferred income tax is not accounted for when it arises from the initial recognition of an asset or liability in a transaction other than a business combination that at the time of the transaction affects neither accounting nor taxable profit or loss. Deferred income tax is determined using tax rates (and laws) that have been enacted or substantially enacted at the date of the consolidated statement of financial position and are expected to apply when the related deferred income tax asset is realized or the deferred income tax liability is settled. Deferred tax assets and liabilities arise from the individual book tax differences.

Deferred income tax assets are recognized only to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilized.

Deferred income tax liabilities are provided on temporary differences arising on investments in associates, except where the timing of the reversal of the temporary difference is controlled by the Group and it is probable that the temporary difference will not reverse in the foreseeable future. Generally the Group is unable to control the reversal of the temporary difference for associates. Only where there is an agreement in place that gives the Group the ability to control the reversal of the temporary difference it is not recognized.

Deferred income tax assets are recognized on deductible temporary differences, only to the extent that is it is probable the temporary difference will reverse in the future and there is sufficient taxable profit available against which the temporary difference can be utilized.

Deferred income tax assets and liabilities are offset when there is a legally enforceable right to offset current tax assets against current tax liabilities and when the deferred income taxes assets and liabilities relate to income taxes levied by the same taxation authority on either the same taxable entity or different taxable entities where there is an intention to settle the balances on a net basis.

2.20	Other liabilities -

Other liabilities correspond to payments in advance made by banks institutions on behalf of the Group for the construction of an underlying asset within the framework of a lease agreement. As soon as the construction of the underlying asset is finalized and it becomes available for the intended use of Management, the borrowing will be transferred to lease liability.

2.21	Provisions -

Provisions are recognized when the Group has a present obligation (legal or constructive) as a result of a past event, it is probable that an outflow of resources will be required to settle the obligation and the amount has been reliably estimated.

Where there are a number of similar obligations, the likelihood that an outflow will be required in settlement is determined by considering the class of obligations as a whole. A provision is recognized even if the likelihood of an outflow with respect to any one item included in the same class of obligations may be small.

Provisions are measured at the present value of the expenditures at fair value expected to be required to settle the obligation using a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the obligation. The increase in the provision due to passage of time is recognized as interest expense.

2.22	Employee benefits -

Workers’ profit sharing and other employee benefits -

In accordance with Peruvian Legislation, Peruvian entities of the Group are required to provide for workers’ profit sharing equivalent to 5% of taxable income in Peru of each year. This amount is charged to the consolidated statement of comprehensive income (distributed among cost of sales, administrative expenses and selling expenses, as appropriate). This charge is a deductible expense for income tax purposes.

Statutory bonuses -

The Peruvian Group Companies recognizes the expense in bonuses and the related liabilities under Peruvian legal tax regulations. Statutory bonuses consist of 2 annual one-month salaries paid in July and December every year.

Employees’ severance indemnities -

Employees’ severance indemnities of Peruvian Group Companies personnel comprise indemnities determined under Peruvian laws and regulations and which has to be credited to bank accounts selected by employees in May and November every year. The annual employees’ severance indemnities equal one-month salary. The Group does not have obligations of additional payments once these annual deposits, to which each worker is entitled to, are made.

2.23	Revenue recognition -

Revenue is measured at the transaction price equivalent to the amount of consideration to which the Group expects to be entitled in exchange for transferring goods to a customer. Group estimates the transaction at contract inception, including any variable consideration (like discounts, returns and price adjustments) and updates the estimate each reporting period for any changes in circumstances.

Revenue is recognized at a point in time when the control of goods has been transferred to the buyer.

An entity has control of a good when it has the ability to direct the use and obtain substantially all of the remaining benefits from the good.

The following specific recognition criteria must also be met before revenue is recognized:

a)	Sale of goods -

The Group’s agro-industrial activities comprise the selling (exports) of fresh and frozen agricultural products. Sales are recognized when control of the products has transferred, being when the terms and conditions of the sale agreement with the buyer have been completely met, the buyer has full discretion over the channel and price to sell the products, and there is no unfulfilled obligation that could affect the buyer’s acceptance of the products. Delivery occurs when the products have been shipped to the specific location, the risks of obsolescence and loss have been transferred to the buyer, and either the buyer has accepted the products in accordance with the sales contract, the acceptance provisions have lapsed, or the Group has objective evidence that all criteria for acceptance have been satisfied.

Frozen exports are invoiced at a fixed price while fresh exports on a preliminary liquidation basis (provisionally priced). In the case of sales invoiced in a preliminary liquidation basis, the value of the provisionally priced fresh products is re-measured using Management’s best-estimated price that is expected to be settled with the customer. The selling price of fresh products can be measured reliably as these products are actively traded on international markets.

No element of financing is deemed present as the sales are made with a credit term between of 30 and 120 days, which is consistent with market practice. A receivable is recognized when the goods are delivered as this is the point in time that the consideration is unconditional because only the passage of time is required before the payment is due.

b)	Financing components -

The Group does not expect to have any contracts where the period between the transfer of the promised goods or services to the customer and payment by the customer exceeds one year. As a consequence, the group does not adjust any of the transaction prices for the time value of money.

2.24	Costs and expenses -

Cost of sales corresponds to the cost of production of goods sold and is recorded simultaneously with the recognition of revenue. Other costs and expenses are recognized on an accrual basis and recorded in the periods to which they are related.

2.25	Contingent liabilities and assets -

Contingent liabilities are not recognized in the financial statements but disclosed in notes to the financial statements unless their occurrence is estimated as remote. Contingent assets are not recognized in the financial statements, unless virtually certain, and are disclosed only if their realization is assessed as probable.

2.26	Custom duties refunds -

Custom duties refunds (drawback) correspond to a tax benefit granted by the Peruvian Government by means of which the Group is reimbursed for the custom duties paid on the importation of goods that are a component of the FOB value of exported products. The refund of these custom duties is credited to the cost of sales in the consolidated statement of comprehensive income when the Group has the right to claim the refund (when the export is completed).

2.27	Non-controlling interest -

The Group recognizes non-controlling interests in an acquired entity either at fair value or at the non-controlling interest’s proportionate share of the acquired entity’s net identifiable assets. This decision is made on an acquisition-by-acquisition basis. For its non-controlling interests, the Group elected to recognize the non-controlling interests at its proportionate share of the acquired net identifiable assets. See Note 2.3 for the Group’s accounting policies for consolidation.

Non-controlling interests in the results and equity of subsidiaries are shown separately in the consolidated statement of comprehensive income, consolidated statement of changes in equity and consolidated statement of financial position.

2.28	Change in accounting policies -

Between February and August 2020, the Group performed valuations of its lands, being most of them revalued in June 2020. The Group determines a land property’s value within a range of reasonable fair value estimation. Land is recognized at fair value and will be evaluated every year or when there are significant changes in its value by external independent valuers. At the end of each reporting period, management updates their assessment of the fair value of each land property, taking into account the most recent independent valuations.

The Company considers this change better reflects the current value of its land property and therefore provides more relevant information to management, users of the financial statements and others. The accounting change has been applied prospectively in accordance with IAS 16 during 2020, therefore, the adoption of the new policy has no effect in previous years. The effect in the current year is the recognition of a revaluation surplus in the year amounting to USD243,639 and a deferred income tax liability amounting to USD71,025.

3	FINANCIAL RISK MANAGEMENT

3.1	Financial risk factors -

The Group’s activities expose it to risks arising from climatic changes and financing risks (including foreign exchange risk, fair value interest rate risk, cash flows interest rate risk and price risk), credit risk and liquidity risk.

The Group’s geographic spread of agricultural lands allows a high degree of mitigation against adverse climatic conditions such as droughts and temperature changes as result of climatic events. The Group has strong environmental policies and procedures in place to mitigate climatic risk.

The seasonal nature of the agricultural products of the Group requires a high level of cash flow in the second half of the year. The Group actively manages the working capital requirements and has sufficient credit facilities to meet the cash flow requirements.

a)	Market risk -

i)	Foreign exchange risk -

The Group’s entities operate locally and internationally and are exposed to foreign exchange risk arising from other currency exposures, primarily with respect to the Sol and Euros. The Group’s entities buy and sell its products and services and obtain funding for its working capital and investments mainly in its functional currency. Some costs are incurred in Sol and some sales are made in Euros. The Group does not carry out a hedging strategy with derivative financial instruments to cover its exchange risk.

As of 31 December 2020, and 2019, the Group had the following assets and liabilities in Sol (PEN) and Euros (€) (expressed in USD000):

	2020		Total	2019		Total
	PEN	€	USD	PEN	€	USD
Assets -
Cash and cash equivalents	4,225	1,584	5,809	1,811	3,229	5,040
Trade and other accounts receivable	8,915	14,838	23,751	3,004	16,875	19,879

	13,140	16,422	29,560	4,815	20,104	24,919

Liabilities -
Trade and other accounts payable	22,910	4,477	27,387	27,982	5,539	33,521

(Liability) asset position, net	(9,770)	11,945	2,173	(23,167)	14,565	(8,602)

The remaining balance of cash and cash equivalents, trade and other accounts receivable amounting to USD71,594 relates to balances denominated in United States Dollar (2019 USD65,336).

The remaining balance of liabilities, except for the deferred income tax, amounting to USD540,404 relates to balances denominated principally in United States Dollar (2019 USD487,486).

The following table demonstrates the sensitivity to a reasonable possible change in Sol exchange rate and Euro exchange rate for twelve months against the US Dollar, with all other variables held constant, on the Group’s pre-tax profit:

	Increase/ decrease PEN rate	Effect on profit before tax	Increase/ decrease €rate	Effect on profit before tax
2020	+2%	195	+2%	(239)
	-2%	(195)	-2%	239
2019	+2%	463	+2%	(291)
	-2%	(463)	-2%	291

ii)	Fair value interest rate risk and cash flows interest rate risk -

Changes in interest rates impact primarily loans and long-term borrowings by changing either their fair value (fixed rate debt) or their future cash flows (variable rate debt).

The Group’s main interest rate risk arises from long-term borrowings with variable rates, which expose the group to cash flow interest rate risk. The risk of the interest rate of the Group arises from its long-term borrowings. Long-term borrowings at variable rates exposes the Group to the interest risk in cash flows. Long-term borrowings at fixed rates exposes the Group to the fair value risk at interest rates.

In the case of variable rates, the Group reviews periodically the movement of interest rates and the potential impact on its long-term borrowings and, therefore, on its statement of comprehensive income; based on that, Management considers that it does not have significant exposure to the interest rate risk.

The variable interest rates are presented at market value since they are calculated based on LIBOR plus a Spread, which is a daily reference rate based on the interest rate at which the banks offer non-insured funds to other banks in the wholesale monetary market or interbank market.

Fixed rate borrowings of the Group are negotiated at market rates on a periodic basis, in order to reduce the Group´s exposure to fair value interest rate risk.

The Management considers that the risk of the fair value exposure of the interest rates is not important because the interest rates of the financing contracts are not different from the market interest that is available to the Group.

The Group is exposed to interest rate risk on fair value and cash flow interest rate risk of its borrowings. The Group assumes both risks; therefore, it does not carry out a hedging strategy with derivative financial instruments to cover its fair value interest rate risk nor cash flow interest rate risk. The fair value of borrowings is disclosed in Note 20.

iii)	Price risk -

The Group is exposed to the risk of price changes of fresh products. The Group assumes this risk and does not use hedge instruments to manage its price risks.

b)	Credit risk -

Credit risk is the risk that counterparty will not meet its obligations under a financial instrument or customer contract leading to a financial loss. The Group is exposed to credit risk on trade and other receivables and deposits in banks.

The maximum exposure to credit risk is the carrying amount of accounts receivable and its deposits in financial institutions (Note 15 and 16) as shown on the consolidated statement of financial position. Sales transactions are carried out with a number of different counterparties, which mitigates credit risk concentration. The Group seeks for external assistance to evaluate the rating of the possible new customer. With this information, a credit limit for the customer is set. Management makes efforts in building long-lasting relationships with customers (over 6 months). As of 31 December 2020 and 2019, no credit limits were exceeded during the reporting period, and Management does not expect significant losses from non-performance by these counterparties.

The accounts receivable from a single customer represent approximately 20 percent of the balance as of 31 December 2020 (12.8 percent as of 31 December 2019). All new transactions with this customer are being executed through credit insurance.

In addition, the Group has a multimarket credit insurance coverage over the exports of fresh and frozen products in an aggregate amount up to USD328,220 at 31 December 2020 (USD313,362 in 2019).

c)	Liquidity risk -

The Group has sufficient credit capacity to have access to credit lines with top-ranked financial institutions (institutions with no history of default and prestigious locally) under market terms. In addition, the Group develops new bank relationships in order to have adequate funding available at all times. The Group assumes this risk.

As of 31 December 2020, lines of credit available but not used amount to USD81,964 (USD31,000 as of 31 December 2019).

On 3 February 2020, Camposol S.A., and its guarantors CSOL Holding Limited agreed with BofA Securities, Inc., Santander Investment Securities Inc., Scotia Capital (USA) Inc., UBS Securities LLC, and BBVA Securities Inc., as representatives of several purchasers, to issue and sell to the several purchasers, USD350,000 of the principal of its 6.000% Senior Notes due in 2027.

On February 12, 2020, Camposol S.A. prepaid in full the outstanding balance of indebtedness of its Syndicated Loan (USD250,000 3.25%plus LIBOR Rate Applicable Margin).

On February 14, 2020, Camposol S.A. prepaid in full the outstanding balance of its Interbank Long-term Loan (USD68,277 6.6% rate).

The table below analyses the Group’s non-derivative financial liabilities and allocates them into relevant maturity groupings based on the remaining period at the date of the statement of financial position to the contractual maturity date. The amounts disclosed in the table are the contractual undiscounted cash flows. Balances due within 12 months (with the exception of borrowings) equal their carrying balances as the impact of discounting is not significant.

	Within 1 year	Between 1 and 2 years	Between 2 and 6 years	Total
	USD	USD	USD	USD
At 31 December 2020 -
Long-term debt (*)	28,937	22,724	440,242	491,903
Lease liability (*)	16,714	13,473	33,712	63,899
Other liabilities	—	677	—	677
Trade accounts payable (Note 21)	74,777	—	—	74,777
Accounts payable to related companies	60	—	—	60
Other accounts payable (Note 11)	2,340	—	—	2,340
Bank loans (Note 25)	57,922	—	—	57,922

	180,750	36,874	473,954	691,578

At 31 December 2019 -
Long-term debt (**)	23,632	58,842	336,849	419,323
Lease liability (*)	14,646	10,891	31,449	56,986
Other liabilities	—	11,972	—	11,972
Trade accounts payable (Note 21)	51,045	—	—	51,045
Accounts payable to related companies	16,000	—	—	16,000
Other accounts payable (Note 11)	2,421	—	—	2,421
Bank loans (Note 25)	56,131	—	—	56,131

	163,875	81,705	368,298	613,878

(*)	Long-term debt, lease liability and bank loans include interest to be accrued.
(**)	Long-term debt with variable interest rate is based on rates applicable at year-end.

3.2	Capital risk management -

The Group’s objectives when managing capital are to safeguard the Group’s ability to continue as a going concern in order to provide returns for shareholders and benefits for other stakeholders and to maintain an optimal capital structure to reduce the cost of capital.

Consistent with others in the industry the Group monitors capital on the basis of the gearing ratio. This ratio is calculated as net debt divided by total capital. Net debt is calculated as total borrowings (including ‘current and non-current borrowings’ as shown in the consolidated statement of financial position), less cash and cash equivalents. Total capital is calculated as equity as shown in the consolidated statement of financial position plus net debt.

As of 31 December 2020, the Group’s strategy was to maintain the gearing ratio within 0.40 to 0.60 (not to exceed 0.65 as of 31 December 2019). The gearing ratios were as follows:

	2020	2019
	USD	USD
Bank loans (Note 25)	57,922	56,131
Long-term debt (Note 20)	361,983	319,313
Lease liability (Note 24)	54,453	47,491
Other liabilities	677	11,972
Less cash and cash equivalents (Note 16)	(33,991)	(27,788)

Net debt (a)	441,044	407,119

Total equity as per statement of financial position (b)	406,980	227,758

Total capital as defined by management (a) + (b)	848,024	634,877

Gearing ratio (a) / (a) + (b)	0.48	0.64

The decrease in the gearing ratio in 31 December 2020 compared to 31 December 2019 was mainly due to the increase in the total equity due to revaluation surplus of lands.

3.3	Fair value estimation -

The carrying amount of trade accounts receivable and trade accounts payable are similar to their fair values, as the impact of discounting is not significant. The fair value of financial liabilities for disclosure purposes is estimated by discounting the future contractual cash flows at the current market interest rate that is available to the Group for similar financial instruments.

The information used by the Group to estimate the fair value is categorized in following levels:

•	Quoted prices (unadjusted) in active markets for identical assets or liabilities (Level 1).

•	Inputs other than quoted prices included within level 1 that are observable for the asset or liability, either directly (that is, as prices) or indirectly (that is, derived from prices) (Level 2).

•	Inputs for the asset or liability that are not based on observable market data (that is, unobservable inputs) (Level 3).

See Note 10 for disclosures of the measurement of biological assets.

See Note 6 for disclosures of the fair value measurement of land.

As of 31 December 2020, and 2019, the Group does not maintain any other financial assets or liabilities measured at fair value since they are measured at amortized cost.

4	CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS

4.1	Critical accounting estimates and assumptions -

The Group makes estimates and assumptions concerning the future. The resulting accounting estimates will, by definition, seldom equal the related actual results. The estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are discussed below.

Critical accounting estimates made by management are continually evaluated and are based on historical experience and other factors, including expectation of future foreseeable events that are believed to be reasonable under the circumstances. Management performs sensitivity analysis as a way of determining the potential impact of the changes of estimates on the fair value of biological assets.

The most significant use of judgment is the estimation of the fair value of biological assets, including growing produce (avocados, mangos, grapes, tangerine and blueberries). The inputs to the valuation models are derived from observable market data where possible, but where observable market data are not available, judgment is required to establish fair values. The valuation of biological assets is described in more detail in Note 10.

The estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are addressed below.

•	Estimation of fair value of biological assets - Notes 2.11 and 10.

To assess the fair value of biological assets the Group considers the criteria set out in IAS 41 and IFRS 13, which requires that a biological asset should be measured at its fair value. The fair value indicated is determined by using the present value of net cash flows expected to be obtained from the assets. Determining the fair value of an asset requires the application of judgment to decide on the way in which biological asset will be recovered and assumptions to be used in its determination.

In this regard, in determining fair value, the Management uses estimates for plantation volumes, sales prices, weather conditions on expected yields, discount rate and cost per hectare. The changes in assumptions or estimates used in the calculations could influence the outcome thereof.

The model inputs involve estimates that are calculated for every growing produce to be harvested. The fair value has been determined in US dollars and the discounted net cash flows included in estimates of management consider a risk adjusted discount rate affected by the specific industry and market risks; therefore, it represents the rate that a market participant would use. The Group uses a short-term discount rate for biological assets.

The Group carries out a sensitivity analysis of the biological assets taking into consideration volatility levels that would give rise to a material effect in profit before tax. The variables used in the determination of the fair values of the biological assets that may be subject to variance are: i) the forecast of revenue and costs, and ii) determination of the discount rate.

With respect to the revenue and costs forecasts, it should be noted that it has been determined based on the harvest and investment forecast for the next campaign, which Management considers their changes of estimates depend on quality factors of the produce. These quality factors are monitored by Management through a detailed ongoing follow-up. With respect to the discount rate that is used for the calculation of the fair value of biological assets, a sensitivity analysis has been performed by increasing/decreasing it by 5% as follows:

	Increase/ decrease rate	Effect on profit before tax
		USD
2020	+5%	1,349
	-5%	(1,349)
2019	+5%	296
	-5%	(296)

Sensitivity analysis for all other variables is included in Note 10.

•	Estimation of fair value of land – Notes 2.6, 6 and 17.

The Group obtains independent valuations for its land (classified in property, plant and equipment and bearer plants) at least every year or when there are significant changes in its value.

At the end of each reporting period, management updates their assessment of the fair value of each land property, taking into account the most recent independent valuations. The management determines a property’s value within a range of reasonable fair value estimates. The best evidence of fair value is current prices in an active market for similar properties.

The Group carries out a sensitivity analysis of its land property taking into consideration volatility levels that would give rise to a material effect in revaluation surplus. The key inputs under this approach are the price per hectare from current year sales of comparable lots of land in the area (location and size). The Group estimated that, other factors being constant, a 5% reduction on the sales price for the period ended 31 December 2020 would have reduced the value of the land property in the amount of US$12,182, which would have impacted, net of its tax effect the “Revaluation surplus” line item in the consolidated statement of financial position.

•	Review of long-lived assets carrying amounts and impairment charges - Notes 6 and 8.

The Group assesses annually whether a provision for impairment is required to be made under the accounting policy described in Note 2. This determination requires Management’s judgment in analyzing evidence of impairment as well as in determining value in use. For the latter, judgment is required in preparing the expected future cash flows, including forecasts of the Group’s future operation, forecasts of economic factors that may impact revenue and costs as well as in determining the discount rate to be applied to those cash flows.

Estimates used in determining the recoverable amount of avocado’s CGU relates to Management’s consideration of prior-year’s events in the market and operations, which affected production and prices of avocado negatively, resulted in a change in the Group’s strategy. These considerations were relevant to estimate the expected future cash flows and have been factored into the coming years. In 2019 a recovery of impairment of fixed assets (Note 6) was recorded based on the change in the estimations of Management.

•	Estimation of income tax - Notes 2.19, 18 and 34.

Determination of the tax obligations and expenses requires interpretations of the applicable tax laws and regulations. The Group receives advice from its professional legal tax counsel before making any decision on tax matters. Even though Management considers its estimates are prudent and appropriate, differences of interpretation may arise with Tax Authorities that may require future tax adjustments. The Group recognizes liabilities for situations observed in preliminary tax audits based on estimates as to whether the payment of additional taxes is required. When the final tax result of these situations is different from the amounts that were initially recorded, the differences are charged to the current and deferred income tax assets and liabilities in the period in which this fact is determined. The Group performed sensitivity analysis on the possibility of inappropriate interpretations of tax law. In this it has assessed the probability of change of estimates to quantify its impact on the financial statements.

Where the actual final outcome (on the judgment areas) differs by 10% from management’s estimates, the Group would need to:

	Effect on income tax
	2020	2019
	USD	USD
Decrease the income tax liability	694	71
Increase the income tax liability	(694)	(71)

4.2	Critical judgments in applying the Group´s accounting policies -

Determination of functional currency (Note 2.5)

Management has determined the functional currency of the Group’s principal operating entities to be the US Dollar. These entities sell their products in international markets to customers in a number of countries and sales are influenced by a number of currencies. Most operating costs are incurred in Perú but many are invoiced in US Dollars and the price of some raw materials and supplies are influenced by the US Dollar. The borrowings and cash balances of these entities are held in US Dollars. Management has used its judgment to determine the functional currency, taking into account the secondary factors and concluded that the currency that most faithfully represents the economic environment and conditions of these entities is the US Dollar.

Bearer plants (Note 2.6 and 6)

Critical judgement is applied when Management establishes when bearer plants are available for use, which is the end of the permanent investment period (point of maturity), and they are transferred to Bearer plants (mature) and depreciation commences. The permanent investment period starts one day after the transplant to the plot until the first harvest.

Lease liability (Note 2.18 and 24)

In determining the lease term, Management considers all facts and circumstances that create an economic incentive to exercise an extension option, or not exercise a termination option. Extension options (or periods after termination options) are only included in the lease term if the lease is reasonably certain to be extended (or not terminated).

The assessment is reviewed if a significant event or a significant change in circumstances occurs which affects this assessment and that is within the control of the lessee.

5	SEGMENT INFORMATION

The Group has three reportable segments namely blueberries, avocados and others. The segment of others includes those products relevant to the business whose sales occur in months and seasons in which grapes, blueberries and avocados generally do not export products, due to seasonality of the harvest.

The three reportable operating segments are engaged in producing, processing and commercializing a number of agricultural products, presented in fresh and frozen, which are mainly exported to European markets and the United States of America.

Production and related assets are in Peru, Colombia, Chile and Uruguay.

The following shows sales from continuing operations based on the country/area in which the customer is located:

	2020	2019
	USD	USD
USA	177,946	155,431
Europe	112,601	115,709
Canada	22,345	17,525
Asia	20,454	30,774
South America	8,601	5,880
Other	1,298	1,319

	343,245	326,638

The following table shows revenues, gross profit and profit (loss) after adjustment for biological assets by segment, from continuing operations, excluding the unallocated revenues and costs of products not reviewed separately by the CODM:

	Blueberries	Avocados	Others	Total
	USD	USD	USD	USD
2020 -
Revenues	174,355	75,027	92,359	341,741
Cost of sales	(98,939)	(45,928)	(54,543)	(199,410)
Gross profit before adjustment for biological assets	75,416	29,099	37,816	142,331
Gain arising from changes in fair value of biological assets	486	18,057	5,438	23,981

Gross profit after adjustment for biological assets by segment	75,902	47,156	43,254	166,312

2019 -
Revenues	200,484	73,154	51,383	325,021
Cost of sales	(90,579)	(49,481)	(34,586)	(174,646)
Gross profit before adjustment for biological assets	109,905	23,673	16,797	150,375
Gain (loss) arising from changes in fair value of biological assets	3,480	11,190	(4,507)	10,163

Gross profit after adjustment for biological assets by segment	113,385	34,863	12,290	160,538

The following table shows assets by segment, excluding unallocated assets:

	Blueberries	Avocados	Others	Total
	USD	USD	USD	USD
At 31 December 2020 -
Biological assets	102,979	44,284	16,201	163,464
Finished products	18,487	2,959	16,614	38,060
Property, plant and equipment (*)	281,022	255,620	165,281	701,923
Right of use asset	29,187	7,581	13,777	50,545

Total assets by segment	431,675	310,444	211,873	953,992

Area (Hectares)	2,652	4,816	2,450	9,918

At 31 December 2019 -
Biological assets	101,811	27,792	9,057	138,660
Finished products	11,461	1,770	19,085	32,316
Property, plant and equipment	174,039	166,496	99,668	440,203
Right of use asset	9,080	9,542	6,661	25,283

Total assets by segment	296,391	205,600	134,471	636,462

Area (Hectares)	2,559	4,410	1,956	8,925

(*)	This includes land property, which for 2020 has been stated on a revalued basis.

At 31 December 2020 and 2019, no transactions between reportable segments were carried out.

Disclosure of segment profit measurement is made using the gross profit and profit and loss after adjustment for biological assets, which is used in assessing the performance of each segment.

Administrative expenses, selling expenses, other income and other expenses are not considered as expenses and income of the segments, and therefore are not allocated to any segment.

Unallocated revenues and cost of sales correspond to minor products not reported to the CODM. Total assets presented by segment include the asset information provided to the CODM, namely biological assets, goodwill, finished products inventory and property, plant and equipment.

Following is a reconciliation of revenue from continuing operations of reportable segments with the total revenue from continuing operations of the Group:

	2020	2019
	USD	USD
Total revenue of reportable segments	341,741	325,021
Unallocated revenue (i)	1,504	1,617

Total revenue of the Group	343,245	326,638

(i)	Unallocated items correspond to minor activities not reported to the chief operating decision maker, such as packaging and other minor services provided by the Company.

Following is a reconciliation of profit after adjustment for biological assets by segments with the profit after adjustment for biological assets from continuing operations:

	2020	2019
	USD	USD
Profit after adjustment for biological assets by segments	166,312	160,538
Unallocated revenue	1,504	1,617
Unallocated cost of sales	(996)	(1,426)

Profit after adjustment for biological assets	166,820	160,729

Following is a reconciliation of total assets by segments with total assets:

	2020	2019
	USD	USD
Total assets by segments	953,992	636,462)
Unallocated inventories	11,700	13,760)
Unallocated property, plant and equipment	8,905	7,089
Unallocated right of use asset	10,619	26,798
Intangible assets	12,309	8,573
Investment in associate	5,070	3,361
Deferred tax assets	4,099	2,290
Prepaid expenses	4,999	1,495
Other accounts receivable	13,168	12,610
Trade accounts receivable	53,998	49,857
Cash and cash equivalents	33,991	27,788

Total assets	1,112,850	790,083

The following table shows revenues and gross profit by customer from continuing operations:

	Major 10 customers	Major 11 to 20 customers	Major 21 to 28 customers	Other customers	Total
	USD	USD	USD	USD	USD
2020
Revenues	162,398	31,778	29,676	119,393	343,245
Gross profit	93,678	15,117	9,270	24,774	142,839
2019
Revenues	156,367	43,595	22,355	104,321	326,638
Gross profit	83,555	18,481	9,870	38,660	150,566

Gross profit before adjustment for biological assets by type of produce from continuing operations for the year ended 31 December is as follows:

	2020			2019
	Revenue	Cost of sales	Gross profit	Revenue	Cost of sales	Gross profit
	USD	USD	USD	USD	USD	USD
Fresh	310,386	(169,868)	140,518	296,319	(151,106)	145,213
Frozen	25,800	(20,076)	5,724	26,769	(21,862)	4,907
Others	7,059	(10,462)	(3,403)	3,550	(3,104)	446

	343,245	(200,406)	142,839	326,638	(176,072)	150,566

6	PROPERTY, PLANT, EQUIPMENT AND BEARER PLANTS

	Land	Building and other construction	Plant and equipment	Furniture, fixtures and equipment	Vehicles	Bearer plants (mature)	Bearer plants (immature)	Construction in progress	Total
	USD	USD	USD	USD	USD	USD	USD	USD	USD
31 December 2019
Opening net book amount	39,855	48,341	21,305	10,716	219	154,689	64,424	28,789	368,338
Additions	28,082	1,648	856	1,020	172	—	61,561	16,020	109,359
Transfers to right of use assets (Note 9)	—	—	—	—	—	—	—	(5,049)	(5,049)
Transfers of bearer plants	—	—	—	—	—	28,239	(28,239)	—	—
Transfers of other assets	—	2,954	7,435	—	—	—	-2,467	(12,856)	—
Impairment reversal	—	—	617	—	—	1,884	—	—	2,501
Write off	—	(2)	(916)	(87)	(37)	—	—	—	(1,042)
Depreciation charge	—	(2,734)	(3,832)	(994)	(91)	(19,164)	—	—	(26,815)

Closing net book amount	67,937	50,207	25,465	10,655	263	165,648	100,213	26,904	447,292

At 31 December 2019
Cost	67,937	66,277	83,386	16,001	2,132	270,692	100,213	26,904	633,542
Accumulated impairment	—	—	(619)	—	—	(6,216)	—	—	(6,835)
Accumulated depreciation	—	(16,070)	(57,302)	(5,346)	(1,869)	(98,828)	—	—	(179,415)

Net book amount	67,937	50,207	25,465	10,655	263	165,648	100,213	26,904	447,292

31 December 2020
Opening net book amount	67,937	50,207	25,465	10,655	263	165,648	100,213	26,904	447,292
Additions	340	1,026	1,454	1,016	90	—	52,812	9,239	65,977
Revaluation surplus	243,639	—	—	—	—	—	—	—	243,639
Transfers to right of use assets (Note 9)	—	—	—	—	—	—	—	(13,277)	(13,277)
Transfers of bearer plants	—	—	—	—	—	87,893	(87,893)	—	—
Transfers of other assets	—	2,393	2,694	1,256)	-9	—	1,001	(7,353)	—
Write off	—	(24)	—	(6)	(3)	(1,490)	—	—	(1,523)
Depreciation charge	—	(3,148)	(4,320)	(1,235)	(84)	(22,493)	—	—	(31,280)

Closing net book amount	311,916	50,454	25,293	11,686	275	229,558	66,133	15,513	710,828

At 31 December 2020
Cost or fair value	311,916	69,572	88,145	18,225	2,062	356,003	66,133	15,513	927,569
Accumulated impairment	—	—	(619)	—	—	(6,216)	—	—	(6,835)
Accumulated depreciation	—	(19,118)	(62,233)	(6,539)	(1,787)	(120,229)	—	—	(209,906)

Net book amount	311,916	50,454	25,293	11,686	275	229,558	66,133	15,513	710,828

For the year ended 31 December 2020 loss on write-off of property, plant and equipment amounts to USD1,523 (loss of USD1,042 for the year ended 31 December 2019). For the year ended 31 December 2020 gain on disposals of property, plant and equipment amounts to USD3 (gain on disposals of USD45 for the year ended 2019) (Note 31).

a)	The additions of land correspond to acquisition of 11 hectares in Peru for USD340 through Camposol S.A. (3,078 hectares in Colombia for USD28,082 through Camposol Colombia in 2019)

b)

As of 31 December 2020, property, plant and equipment are insured up to a value of USD75,000 (USD60,000 as of 31 December 2019). Management believes that this policy is consistent with international practices in the industry and takes into account the risk of eventual losses due to the nature of the assets.

c) The allocation of the depreciation charge is as follows:

	2020	2019
	USD	USD
Cost of sales (Note 27)	7,842	6,953
Depreciation of bearer plant (Note 27)	22,493	19,164
Administrative expenses (Note 29)	785	669
Selling expenses (Note 28)	160	29

	31,280	26,815

d)	Bank borrowings are secured by fixed assets with a total amount of USD24,424 in 2020 (USD403,509 in 2019).

e)	As of 31 December 2020, if land were stated on the historical cost basis, the amount would be USD68,277.

f)

An impairment test on all CGUs’ was performed in 2019 by comparing the recoverable amount of the cash-generating unit (value in use) and their carrying amount. To estimate the value in use, the Group has used the following assumptions:

•	Projections are based on the Group’s forecasts approved by management.

•	5-year term of cash flows has been used in the calculation, as the forecasted cash flows can be based on reasonable and reliable assumptions.

•	Projections do not include cash inflows or outflows from financing activities.

•	Future cash flows are real pre-tax.

•	The risk adjusted rate is affected by the specific industry and market risks; therefore it represents the rate that a market participant would use.

•

Cash flows projections comprise the entire cash flows expected to be generated in the normal course of business, including the cash flows that relate to biological assets. All relevant non current assets have been allocated to each CGU.

The annual growth rate corresponds to the average growth rate in revenue of the initial five year. In 2019 this assumption increased compared to previous years (in 2016 this assumption decreased because of the results of unexpected climatic conditions).

Management identified the recoverable amount is higher than the carrying amount of CGUs that leads to an impairment reversal in avocado CGU and grape CGU. Management recognized an impairment reversal in avocado and grape CGU of USD2,501 (Note 31) in 2019 in the consolidated statement of comprehensive income as follows:

	2019
	Avocado	Grapes	Total
	USD	USD	USD
Bearer plants	1,253	631	1,884
Plant and equipment	617	—	617

	1,870	631	2,501

The main assumptions used on the recoverable amount calculation were:

	2019
	Avocado	Grape
Compound annual growth rate (%)	3.8%	2.8%
Budgeted gross margin (%)	57.3%	34.1%
Export prices (USD)	2.3	1.03
Risk adjusted rate (%)	10.3%	9.6%
Recoverable amount of the CGU	471,845	48,869
Carrying amount of the CGU	104,079	39,986

Bearer Plants -

During 2020 and 2019, the Company prepared 9,918 and 8,925 hectares land for cultivation, respectively. During 2020 the Company planted 993 hectares (406 hectares of avocado, 343 hectares of tangerine, 150 hectares of cherry, 93 hectares of blueberry and 1 hectares of grapes). During 2019 the Company planted 2,030 hectares (1,459 hectares of avocado, 391 hectares of blueberry and 180 hectares of grapes) and reduction of 79 hectares of tangerine of Uruguay absorbed for other hectares.

Bearer plants additions in 2020 are related to investments in avocado, tangerine, cherry, blueberry and grapes (avocado, blueberry and grapes in 2019).

Write-offs in 2020 are related mainly to avocado and tangerine bearer plants, based on decision by management to replace plantations in order to increase yields in future harvests.

Valuation processes of the Group -

The Group engages external, independent and qualified valuers to determine the fair value of land at least every year.

All resulting fair value estimates for land are included in level 3 and has been derived using the sales comparison approach. Sale prices of comparable land properties are adjusted considering the specific aspects of each land property, the most relevant premise being the price per hectare (Level 3). The key inputs under this approach are the price per hectare from current year sales of comparable lots of land in the area (location and size). There were no transfers between any levels during the year.

7	INVESTMENT ACCOUNTED FOR USING THE EQUITY METHOD

	2020	% share in the capital	2019	% share in the capital
	USD	%	USD	%
Empacadora de Frutos Tropicales S.A.C	5,070	35.00	3,361	35.00

On 30 September 2006 the Company participated in the incorporation of Empacadora de Frutos Tropicales S.A.C (Empafrut), a Peruvian company engaged in the processing and commercialization of fresh fruit products, mainly mangos. The cost of the investment amounted to USD600. Empafrut is not a listed entity.

The Group’s share in the 2020 income of this company amounted to USD1,709 (USD81 in 2019) which are shown separately in the consolidated statement of comprehensive income.

The summarized financial information at 100% for this associated company as follows:

	2020	2019
	USD	USD
Total assets	17,868	12,504
Total liabilities	3,387	2,905
Total revenue	14,982	9,073
Profit for the year	4,680	2,388
Total equity	14,481	9,599

8	INTANGIBLE ASSETS

The movement of the cost and the accumulated amortization of intangibles assets is as follows:

	Goodwill	Software	Licenses	Total
	USD	USD	USD	USD
As at January 1, 2019
Cost	11,950	8,979	1,487	22,416
Accumulated amortization	(11,950)	(5,246)	(40)	(17,236)

Net book amount	—	3,733	1,447	5,180

Year ended 31 December 2019
Opening net book amount	—	3,733	1,447	5,180
Additions	—	4,016	—	4,016
Amortization charge	—	(543)	(80)	(623)

Closing net book amount	—	7,206	1,367	8,573

As at 31 December 2019
Cost	11,950	12,995	1,487	26,432
Accumulated amortization	(11,950)	(5,789)	(120)	(17,859)

Net book amount	—	7,206	1,367	8,573

Year ended 31 December 2020
Opening net book amount	—	7,206	1,367	8,573
Additions	—	5,384	—	5,384
Write off	—	(589)	—	(589)
Amortization charge	—	(978)	(81)	(1,059)

Closing net book amount	—	11,023	1,286	12,309

As at 31 December 2020
Cost	11,950	17,059	1,487	30,496
Accumulated amortization	(11,950)	(6,036)	(201)	(18,187)

Net book amount	—	11,023	1,286	12,309

In 2020 and 2019, additions mainly corresponds to the implementation of the SAP project.

The allocation of the amortization charge is as follows:

	2020	2019
	USD	USD
Cost of sales (Note 27)	309	94
Selling expenses (Note 28)	19	4
Administrative expenses (Note 29)	731	525

	1,059	623

9	RIGHT-OF-USE ASSETS

The following table presents the right-of-use assets for the Company:

	Property	Building and other construction	Plant and equipment	Furniture, fixtures and equipment	Vehicles	Total
	USD	USD	USD		USD	USD
As at January 1, 2019
Cost	9,332	9,634	12,224	1,153	3,883	36,226
Accumulated depreciation	(1,396)	(2,540)	(3,193)	(589)	(683)	(8,401)

Net book amount	7,936	7,094	9,031	564	3,200	27,825

Year ended 31 December 2019
Transference of Property, plant, equipment and bearer plant upon adoption of IFRS 16	7,936	7,094	9,031	564	3,200	27,825
Additions	7,999	6,841	7,661	1,978	117	24,596
Transfers from property, plant and equipment	—	3	5,043	3	—	5,049
Write off	(23)	(44)	—	—	—	(67)
Depreciation charge	(1,040)	(1,182)	(1,265)	(881)	(954)	(5,322)

Closing net book amount	14,872	12,712	20,470	1,664	2,363	52,081

As at 31 December 2019
Cost	17,262	16,283	24,928	3,134	4,000	65,607
Accumulated depreciation	(2,390)	(3,571)	(4,458)	(1,470)	(1,637)	(13,526)

Net book amount	14,872	12,712	20,470	1,664	2,363	52,081

Year ended 31 December 2020
Opening net book amount	14,872	12,712	20,470	1,664	2,363	52,081
Additions	1,852	222	2,629	2	188	4,893
Transfers from property, plant and equipment	8	2,765	9,283	1,128	93	13,277
Write off	(2)	(406)	—	—	(27)	(435)
Depreciation charge	(1,586)	(2,048)	(2,996)	(940)	(1,082)	(8,652)

Closing net book amount	15,144	13,245	29,386	1,854	1,535	61,164

As at 31 December 2020
Cost	19,113	18,911	36,974	4,253	4,215	83,466
Accumulated depreciation	(3,969)	(5,666)	(7,588)	(2,399)	(2,680)	(22,302)

Net book amount	15,144	13,245	29,386	1,854	1,535	61,164

Additions in 2020 are related to contracts signed with suppliers and banks for leased assets such as property, edifications, irrigation systems and vehicles.

The Group leases various properties, equipment, furniture and vehicles. Rental contracts are typically made for fixed periods but may have extension. Lease terms are negotiated on an individual basis and contain a wide range of different terms and conditions. The lease agreements do not impose any covenants, but leased assets may not be used as security for borrowing purposes.

Leases are recognized as a right-of-use asset and a corresponding liability at the date at which the leased asset is available for use by the group. Each lease payment is allocated between the liability and finance cost. The liabilities were measured at the present value of the remaining lease payments, discounted using the lessee’s incremental borrowing rate, the weighted average lessee’s incremental borrowing rate applied to the lease liabilities was 4.73% (4.7% in 2019). The finance cost is charged to profit or loss over the lease period so as to produce a constant periodic rate of interest on the remaining balance of the liability for each period. The right-of-use asset is depreciated over the shorter of the asset’s useful life and the lease term on a straight-line basis

The allocation of the depreciation charge is as follows:

	2020	2019
	USD	USD
Cost of sales (Note 27)	8,337	4,992
Selling expenses (Note 28)	—	93
Administrative expenses (Note 29)	315	237

	8,652	5,322

10	BIOLOGICAL ASSETS

The Group measures the value of biological assets using the expected cash flows for the production of each of them. The cash flows included in the projections are discounted at the risk adjusted rates between the range of 8.03% and 12.55% over different products for 2020 (between the range of 6.62% and 9.10% over different products for 2019).

The movement for the period in the fair value of biological assets is as follows:

	Opening balance		Additions and deductions		Closing balance
	Area	Market value	Area	Market value	Area	Final balance
	Has	USD	Has	USD	Has	USD
At 31 December 2020
Avocados	4,410	27,792	406	16,492	4,816	44,284
Mangos	562	637	—	2,271	562	2,908
Grapes	569	6,186	1	1,395	570	7,581
Tangerines	825	2,234	343	3,478	1,168	5,712
Blueberries	2,559	101,811	93	1,168	2,652	102,979

	8,925	138,660	843	24,804	9,768	163,464

	Opening balance		Additions and deductions		Closing balance
	Area	Market value	Area	Market value	Area	Final balance
	Has	USD	Has	USD	Has	USD
At 31 December 2019
Avocados	2,951	15,205	1,459	12,587	4,410	27,792
Mangos	562	1,276	—	(639)	562	637
Grapes	389	5,590	180	596	569	6,186
Tangerines	904	4,838	(79)	(2,604)	825	2,234
Blueberries	2,168	93,616	391	8,195	2,559	101,811

	6,974	120,525	1,951	18,135	8,925	138,660

The main assumptions used to estimate the fair values of the biological assets were as follows:

Avocados:

•	91 plots in Agromás, Marverde, Frusol, Terra, Agricultor, Yakuy Minka, La Moravia, Salento, La Bretaña and El Castillo. (65 plots in 2019).

•	Every harvest cycle lasts 1 year for 2020 and 2019.

•	Risk adjusted rate of 9.11% in Peru and 12.55% in Colombia for 2020 (7.63% in Peru and 9.01% in Colombia for 2019).

•	The harvest period is mainly during the months of March to January.

Mangos:

•	13 plots in Atypsa, Balfass and Dunas (9 plots in 2019).

•	Every harvest cycle lasts 1 year for 2020 and 2019.

•	Risk adjusted rate of 8.27% for 2020 (6.84% for 2019).

•	The harvest period is mainly during December to March.

Grapes:

•	33 plots in Agroalegre (33 plots in 2019).

•	Each harvest cycle last 1 year for 2020 and 2019.

•	Risk adjusted rate of 9.47% for 2020 (7.97% for 2019).

•	The harvest period is mainly during the months of November and December.

Blueberries:

•	58 plots in Agromas, Marverde, Gloria, Agricultor, Oro azul and Yakuy Minka (56 plots in 2019).

•	Each harvest cycle last 1 year for 2020 and 2019.

•	Risk adjusted rate of 8.03% for 2020 (6.62% for 2019).

•	The harvest period is during all the year.

Tangerines:

•	21 plots in Yakuy Minka and El Tero (8 plots in 2019).

•	Each harvest cycle last 1 year for 2020 and 2019.

•	Risk adjusted rate of 9.11% in Peru and 11.55% in Uruguay for 2020 (7.63% in Peru and 9.10% in Uruguay for 2019).

•	The harvest period is mainly during the months of April to September.

The following table demonstrates the sensitivity to a reasonably possible change in the projected volume production, with all other variables held constant, on the Group’s pre-tax profit:

Increase/decrease production	Effect on profit before tax
USD
At 31 December 2020
+2%	4,958
-2%	(4,958)

At 31 December 2019
+2%	4,179
-2%	(4,179)

The following table demonstrates the sensitivity to a reasonably possible change in the projected prices for each biological asset, with all other variables held constant, on the Group’s pre-tax profit:

Increase/decrease prices	Effect on profit before tax
USD
At 31 December 2020
+2%	6,205
-2%	(6,205)

At 31 December 2019
+2%	5,367
-2%	(5,367)

The following table demonstrates the sensitivity to a reasonably possible change in the projected maintenance costs of growing and harvesting, with all other variables held constant, on the Group’s pre-tax profit:

Increase/decrease costs	Effect on profit before tax
USD
At 31 December 2020
+2%	(2,305)
-2%	2,305

At 31 December 2019
+2%	(2,191)
-2%	2,191

The reconciliation in the fair value of the biological assets within level 3 of the hierarchy is as follows:

	Avocados	Mangos	Grapes	Tangerines	Blueberries	Total
	USD	USD	USD	USD	USD	USD
At 31 December 2020
Initial balance of fair value	27,792	637	6,186	2,234	101,811	138,660
Harvest	(19,255)	(3,431)	(12,212)	(4,441)	(40,640)	(79,979)
Price change	1,842	1,091	458	4,147	7,326	14,864
Change in fair value due to biological transformation	16,215	236	1,722	(2,216)	(6,840)	9,117
Increase due to purchases	17,690	4,375	11,427	5,988	41,322	80,802

Final balance of fair value	44,284	2,908	7,581	5,712	102,979	163,464

Total gains or losses for the year included in profit or loss for assets held at the end of the reporting period, under net gain arising from changes in, fair value of biological assets	18,057	1,327	2,180	1,931	486	23,981

At 31 December 2019
Initial balance of fair value	15,205	1,276	5,590	4,838	93,616	120,525
Harvest	(16,403)	(2,704)	(6,268)	(3,963)	(28,896)	(58,234)
Price change	1,707	(74)	342	(1,979)	11,554	11,550
Change in fair value due to biological transformation	9,483	(1,009)	(741)	(1,046)	(8,074)	(1,387)
Increase due to purchases	17,800	3,148	7,263	4,384	33,611	66,206

Final balance of fair value	27,792	637	6,186	2,234	101,811	138,660

Total gains or losses for the year included in profit or loss for assets held at the end of the reporting period, under net gain arising from changes in, fair value of biological assets	11,190	(1,083)	(399)	(3,025)	3,480	10,163

Valuation processes of the Group -

The Group’s finance department includes a team that performs the valuations of biological assets required for financial reporting purposes, including level 3 fair values. This team reports directly to the chief financial officer (CFO) and the audit committee (AC).

Discussions of valuation processes and results are held between the CFO, AC and the valuation team at least once every quarter, in line with the Group’s quarterly reporting dates. Valuation inputs for biological assets correspond to level 3 of the hierarchy defined in Note 3.3. There were no transfers between any levels during the year.

The following unobservable inputs were used to measure the Group’s biological assets:

Description	Fair value		Valuation technique	Unobservable inputs	Range of unobservable inputs probability- (weighted average)	Relationship of unobservable inputs to fair value
31 December
	2020 USD	2019 USD
Avocados produce	44,284	27,792	Discounted cash flows	Crop yield - tonnes Per hectare (*)	0.9 - 36.9 (16.3) in 2020 (18.5 in 2019)	The higher the crop yield, the higher the fair value

				Avocados average price	31.12.2020 (1,545 in Peru and 0.641 in Colombia) 31.12.2019 (1,399 in Peru and 1,519 in Colombia) per tonne	The higher the market price, the higher the fair value

				Discounted rate	31.12.20 (9.11% in Peru and 12.55% in Colombia) 31.12.19 (7.63% in Peru and 9.01% in Colombia)	The higher the discount rate the lower the fair value

Mangos produce	2,908	637	Discounted cash flows	Crop yield - tonnes Per hectare (*)	2.9 - 34 (17.9) in 2020 (20.6 in 2019)	The higher the crop yield, the higher the fair value

				Mangoes average price	31.12.2020 (495) 31.12.2019 (404) per tonne	The higher the market price, the higher the fair value

				Discounted rate	31.12.20 (8.27%) 31.12.19 (6.84%)	The higher the discount rate the lower the fair value

Description	Fair value		Valuation technique	Unobservable inputs	Range of unobservable inputs probability- (weighted average)	Relationship of unobservable inputs to fair value
	31 December
	2020 USD	2019 USD
Grapes produce	7,581	6,186	Discounted cash flows	Crop yield - tonnes Per hectare (*)	2.9 - 34.0 (17.3) in 2020 (22.1 in 2019)	The higher the crop yield, the higher the fair value

				Grapes average price	31.12.2020 (1,694) 31.12.2019 (1,659) per tonne	The higher the market price, the higher the fair value

				Discounted rate	31.12.20 (9.47%) 31.12.19 (7.97%)	The higher the discount rate, the lower the fair value

Tangerines produce	5,712	2,234	Discounted cash flows	Crop yield - tonnes Per hectare (*)	2.0 - 75 (43.1) in 2020 (47.4 in 2019)	The higher the crop yield, the higher the fair value

				Tangerine average price	31.12.2020 (826 in Peru and 931 in Uruguay) 31.12.2019 (596 in Peru and 514 in Uruguay) per tonne	The higher the market price, the higher the fair value

				Discounted rate	31.12.20 (9.11% in Peru and 11.55% in Uruguay) 31.12.19 (7.63% in Peru and 9.10% in Uruguay)	The higher the discount rate, the lower the fair value

Blueberries produce	102,979	101,811	Discounted cash flows	Crop yield - tonnes Per hectare (*)	3.6 - 22.4 (12.4) in 2020 (16.2 in 2019)	The higher the crop yield, the higher the fair value

				Blueberry average price	31.12.2020 (5,605) 31.12.2019 (5,388) per tonne	The higher the market price, the higher the fair value

				Discounted rate	31.12.20 (8.03%) 31.12.19 (6.62%)	The higher the discount rate, the lower the fair value

	163,464	138,660

(*)	The amounts in brackets correspond to the weighted average of crop yields for all hectares.

11	FINANCIAL INSTRUMENTS BY CATEGORY

Financial assets as per the consolidated statement of financial position as of 31 December 2020 and 2019 are as follows:

	2020	2019
	USD	USD
Financial assets at amortized cost:
Trade accounts receivable (Note 15)	53,998	49,857
Other accounts receivable (*) (Note 14)	2,937	3,094
Cash and cash equivalents (Note 16)	33,991	27,788

	90,926	80,739

(*)	This item excludes Value added tax, Custom duties refund and Prepayment to suppliers.

Financial liabilities as per the consolidated statement of financial position as of 31 December 2020 and 2019 are as follow:

	2020	2019
	USD	USD
Financial liabilities at amortized cost:
Trade accounts payable (Note 21)	74,777	51,045
Other accounts payable (excluding statutory liabilities and non-financial liabilities) (Note 22)	2,340	2,421
Bank loans (Note 25)	57,922	56,131
Lease liability (Note 24)	54,453	47,491
Other liabilities	677	11,972
Long-term debt (Note 20)	361,983	319,313

	552,152	488,373

12	CREDIT QUALITY OF FINANCIAL ASSETS

The Group assesses the credit quality of its accounts receivable by reference to historical information about the counterparties’ default rates as follows:

	2020	2019
	USD	USD
Trade accounts receivable
New customers (less than 6 months as a customer)	3,118	6,078
Existing customers (more than 6 months) without non-compliance experience in the past	50,859	42,048
Existing customers (more than 6 months) with some non-compliance experience in the past	21	1,731

	53,998	49,857

Other accounts receivable
Existing customers (more than 6 months) without non-compliance experience in the past	2,055	1,711
Existing customers (more than 6 months) with some non-compliance experience in the past	444	270

	2,499	1,981

See credit quality of deposits in banks in Note 16.

13	INVENTORIES

	2020	2019
	USD	USD
Finished products:
- Avocados	2,959	1,770
- Mangos	3,937	2,020
- Grapes	12,666	17,054
- Blueberries	18,487	11,461
- Tangerine	11	11
Supplies	5,483	6,922
Packs	4,131	4,753
Seeds, seedlings and others	1,947	1,153

In-transit raw material and supplies	908	2,135
	50,529	47,279
Provision for obsolescence of inventories	(769)	(1,203)

	49,760	46,076

The increase in blueberry finished products in 2020 is mainly due to a increase in the production of harvest campaign that will be finished in March 2021

Finished products by type of produce for the year ended 31 December is as follows:

	2020	2019
	USD	USD
Fresh	32,470	29,887
Frozen	5,590	2,429

	38,060	32,316

As of 31 December 2020 and 2019, inventories are free of any pledges as guarantee on liabilities.

The cost of inventories recognized as expense and included in the cost of sales amounted to USD86,350 (2019: USD77,581) (Note 27).

Movement in the provision for obsolescence of inventories:

	2020	2019
	USD	USD
Opening balance	(1,203)	(1,157)
Additions (Note 31)	(96)	(461)
Net realizable value	(15)	(177)
Write-off	545	592

Balance at the end of the year	(769)	(1,203)

The additions correspond mainly to impaired supplies and net realizable value impairment is related to finished products. Additions are recognized in other expenses amounts to USD96 (2019: USD461) (Note 31).

14	OTHER ACCOUNTS RECEIVABLE

	2020	2019
	USD	USD
Value added tax (IGV in Peru)	6,560	5,810
Custom duties refund (Drawback in Peru and Uruguay)	3,173	3,087
Services rendered to third parties	1,694	1,697
Loans to third parties	785	760
Related companies (Note 36)	435	1,113
Prepayments to suppliers	498	619
Rental of the pepper plant	—	378
Claims to third parties	538	434
Receivables from government health entity	263	264
Due from employees	908	139
Other	8	6

	14,862	14,307
Less: Provision for impairment of other accounts receivable	(1,694)	(1,697)

	13,168	12,610

Loans to third parties corresponds to loans granted to minor farmers, that Camposol makes to incentivize the agricultural activity in the region. These loans are short term and are not guaranteed.

The movement of the provision for impairment of other accounts receivable is as follows:

	2020	2019
	USD	USD
Opening balance	(1,697)	(1,690)
Additions (Note 31 and 33)	—	(18)
Recoveries (Nota 32)	—	8
Reclassification	3	3

Balance at the end of the year	(1,694)	(1,697)

Other accounts receivables not provisioned are current and are not impaired.

The drawback (custom duties refund) recovered during the year 2020 amounted to USD3,087 (USD2,090 in 2019). Receivables from employees are not interest-bearing and are unsecured.

The rental of the pepper plant corresponds to a contract signed with Sociedad Agricola Virú S.A. for the lease of the Nor Agro plant and equipment located in Piura, Peru with a 3-year term contract until 31 December 2020. On 5 November 2020 the contract was renewed until 31 December 2021.

The minimum lease payments receivable on the lease of the plant are as follows:

	2020	2019
	USD	USD
Minimum lease payments under non-cancellable operating lease of the plant not recognised in the financial statements as receivables are as follows: -
Within one year	320	320

	320	320

15	TRADE ACCOUNTS RECEIVABLE

	2020	2019
	USD	USD
Third parties	54,892	50,783
Less: Provision for impairment of trade accounts receivable	(894)	(926)

	53,998	49,857

Trade accounts receivable mainly comprise invoices for the sale of fresh and frozen products. Turnover ranges between 30 and 120 days and are not interest - bearing.

Trade accounts receivable in foreign currency amounts to USD14,838 in Euros (2019: USD17,796) and USD219 in Sol (2019: USD85 in Sol). The remaining balances are denominated in US Dollars.

The movement of the provision for impairment of trade accounts receivable is as follows:

	2020	2019
	USD	USD
Opening balance	(926)	(654)
Additions (Notes 31 and 33)	(305)	(609)
Recoveries (Note 32)	295	253
Write-off	38	86
Adjustments	4	(2)

Balance at the end of the year	(894)	(926)

The Group does not ask for collaterals to secure the full collection of its trade accounts receivable.

As of 31 December 2020 and 2019, the ageing analysis of trade accounts receivable, net of provision is as follows:

	Total	Current	31-90 days	91-180 days	181-360 days	More than 360 days
	USD	USD	USD	USD	USD	USD
At 31 December 2020	53,998	49,634	4,227	137	—	—
At 31 December 2019	49,857	48,785	787	285	—	—

As of 31 December 2020, trade accounts receivable amounting to USD894 (USD926 in 2019) are impaired; for which the Group has recognized a provision for impairment. The individually impaired accounts relate to customers who are in unexpected difficult economic situations or / and under litigation. These accounts are past due for more than a year. As of 31 December 2020, and 2019 these impaired customers have not pledged any security for their debt.

The fair value of accounts receivable approximates their carrying amounts due to their short-term maturities.

16	CASH AND CASH EQUIVALENTS

	2020	2019
	USD	USD
Cash in hand	20	18
Cash at banks	16,248	17,931
Short-term deposits	13,998	6,356
Short-term investments	2,728	2,464
Restricted cash at banks	997	1,019

	33,991	27,788

The Group’s cash and cash equivalents, except cash in hand, amounts to USD28,182, USD4,225 and USD1,584 (in 2019 USD22,748, USD1,811 and USD3,229) in U.S. Dollars, Sol and Euros, respectively. The 2020 and 2019 short-term deposits are denominated in U.S. Dollars.

The short-term deposits as of 31 December 2020 and 2019 comprise balance in banks with maturities of less than three months. As of 31 December 2020, the time deposits have generated interest of USD137 (USD311 to 31 December 2019) (Note 32).

The short-term investments correspond to a fixed portfolio of highly liquid short-term high-quality instruments and debt instruments which can be withdrawn upon demand with insignificant potential change in value.

The credit classification of cash and cash equivalents are as follows:

	2020	2019
	USD	USD
Bank deposits (*)
Classification AAA	1,093	1,018
Classification A +	29,183	23,116
Classification A	3,695	2,806
Others	—	830

	33,971	27,770

(*)	The balances above do not include the balance of cash in hand.

17	SHAREHOLDERS’ EQUITY

Former Parent’s net investment -

As a direct ownership relationship did not exist among the various entities comprising the Camposol Agribusiness prior to the completion of corporate reorganization of Camposol Holding PLC Group, Camposol’s investments in and advances to the Camposol Agribusiness represent the Group’s interest in the recorded net assets of the Camposol Agribusiness, and are shown as Former Parent’s net investment in the consolidated financial statements. Prior to the legal reorganization, net income (loss) of the Camposol Agribusiness forms part of Former Parent’s net investment. Former Parent’s net investment includes the initial contribution of the shareholders of the Company as well as the cost allocations related to compensation of certain members of senior management and its supervisory board.

On 21 May 2018, in accordance to Shareholders’ meeting resolution, there was a reduction of the initial contribution, generating an account payable to Siboure Holdings S.A.C. (subsidiary of Camposol Holding PLC, which is not included in the carve-out group) for an amount of USD 50,000 (see note 36). The Group paid USD42,000 and USD8,000 in 2019 and 2020 respectively.

Revaluation surplus -

In 2020, the Group has recognized a revaluation surplus of its land properties (classified in property, plant and equipment) included in other comprehensive income, net of deferred tax liabilitiy. The Group engaged external independent valuers to determine the fair value estimation. As of 31 December 2020, the revaluation surplus, net of deferred tax liability, amounted to USD172,614.

Share capital and premium -

On 22 October 2019, the shareholders made a capital contribution of USD10,000 into Csol Holding Limited and the spin-off of the main operating companies began.

As of 31 December 2020, the total authorized number of ordinary issued shares is 100,000,000 shares with a par value of USD0.1 per share. All shares issued have been fully paid-in.

In December 2020, Camposol Holding PLC assigned and transferred, free of obligations, its total shares in Camposol Uruguay to Csol Holding Limited for an amount of USD22,000 (see note 1.a).

Shareholder -

As of 31 December 2020, and 2019 the Dyer-Coriat family (comprised of Samuel Barnaby Dyer Coriat, Piero Martin Dyer Coriat and Sheyla Dyer Coriat) is the Group’s ultimate controlling party and owns 82.59% of the shares of the Company. Certain members of the Dyer family own the remainder shares of the Company.

Distribution to shareholders (Note 36) -

In November 2019, Csol Holding Limited distributed a total amount of USD10,000 to its shareholders.

Non-controlling interest -

As of 31 December 2020 and 2019, the non-controlling interest is related to the shareholding in Camposol Europa S.L. and Camposol Fresh B.V.

18	DEFERRED INCOME TAX

The net movement in the deferred income tax liabilities is as follows:

	2020	2019
	USD	USD
Opening balance	39,028	53,598
Expense (profit) for the year (Note 34)	23,924	(14,570)
Other comprehensive income	71,025	—

Balance at the end of the year	133,980	39,028

Deferred tax relates to the following items:

	Opening balance	Income statement	Other comprehensive income	Closing balance
	USD	USD	USD	USD
At 31 December 2020 -
Deferred tax assets -
Tax losses carried-forward	1,625	1,167	—	2,792
Provisions	148	720	—	868
Effect IFRS 16	214	(118)	—	83
Trade accounts receivable	303	53	—	356

	2,290	1,809	—	4,099

Deferred tax liabilities
Withholding tax on dividends	5,640	2,209	—	7,849
Fair value of biological assets	18,220	3,261	—	21,481
Deemed cost - bearer plants	11,259	14,666	—	25,925
Fair value of revalued land	—	—	71,025	71,025
Fair value of fixed assets	6,034	5,280	—	11,314
Gain on investments in associates	328	256	—	584
Fair value of inventories (NRV)	(163)	64	—	(99)

	41,318	25,736	71,025	138,079

Deferred tax	(39,028)	(23,927)	(71,025)	(133,980)

At 31 December 2019 -
Deferred tax assets -
Tax losses carried-forward	282	1,343	—	1,625
Provisions	(474)	622	—	148
Effect IFRS 16	118	96	—	214
Trade accounts receivable	316	(13)	—	303

	242	2,048	—	2,290

Deferred tax liabilities
Withholding tax on dividends	3,455	2,185	—	5,640
Fair value of biological assets	16,121	2,099	—	18,220
Deemed cost - bearer plants	29,663	(18,404)	—	11,259
Fair value of fixed assets	4,901	1,133	—	6,034
Gain on investments in associates	220	108	—	328
Fair value of inventories (NRV)	(520)	357	—	(163)

	53,840	(12,522)	—	41,318

Deferred tax	(53,598)	14,570	—	(39,028)

On 29 October 2019, Law No.27360 was amended and among other provisions, it extended the tax rate benefit of 15% for the agricultural industry until 31 December 2031. This amendment in 2019 has a specific impact in the Deferred income tax over the deemed cost of bearer plants

On 31 December 2020, Law No.31110 was enacted and among other provisions, it establishes a gradual reduction of the tax rate benefit for the agricultural industry until 31 December 2027. A tax rate of 15% for years 2021-2022, 20% for years 2023-2024, 25% for years 2025-2027. After the year 2028 the tax rate will be 29.5%. This amendment in 2020 had a significant impact in the deferred income tax over the deemed cost of bearer plants (see Note 34).

Deferred income tax assets are recognized for tax losses carried-forward to the extent that the realization of the related tax benefit through future taxable profits is probable.

Management expects that remaining balance of tax loss will be recovered in the coming years considering the projections of taxable income.

In 2020 the Group recognized USD2,209 (the Group recognized USD2,185 in 2019) as deferred income tax liability for unremitted earnings from Peruvian subsidiaries to Cyprus companies.

The deferred income tax from tax losses carried forward is expected to be applied to taxable income to be generated in the coming years, as follows:

	2020	2019
	USD	USD
2023	294	—
2022	1,996
2021	502	—
2020	—	1,625

	2,792	1,625

In Peru, tax losses can be carried forward by choosing one of the two tax-loss offsetting regimes available; by one of them, tax losses may be carried forward over 4 consecutive years after the year in which they have been obtained and then they expire; by the second offsetting regime; tax losses are offset at a 50% of the taxable income obtained year after year and they do not expire. The Group has selected the first regime; and at the reporting date; based on Management’s estimate of its future tax losses, no tax loss would expire.

19	WORKERS’ PROFIT SHARING

In accordance with Peruvian Law, Camposol S.A. recorded a provision for workers’ profit sharing equivalent to 5% of the taxable income of the Peruvian subsidiaries for 2020 and 2019. The profit sharing was communicated to the affected employees prior to year-end. The amount of the workers’ profit sharing must be paid during the second quarter of the following year of its determination (Note 2.22).

The distribution is as follow:

	2020	2019
	USD	USD
Cost of sales (Note 27)	633	3,423
Selling expenses (Note 28)	2	17
Administrative expenses (Note 29)	56	358

	691	3,798

20	LONG-TERM DEBT

			31 December
Type of debt	Issuer	Annual interest rate	2020	2019
			USD	USD
Bonds	Camposol S.A.	6.000%	351,040	—
Bank borrowings	Camposol S.A.	6.6%	10,943	73,123
Syndicated loans	Camposol S.A.	5.41%+LIBOR (each 3 months)	—	246,190

			361,983	319,313
Less-current portion			(7,368)	(5,403)

			354,615	313,910

All loans are denominated in United States Dollars.

For purposes of reconciliation with the information provided in the statement of cash flows, following is the movement of long-term borrowings:

	Bonds	Bank borrowings	Syndicated loans	Total long-term debt
	USD	USD	USD	USD
Balance as of 1 January 2019	—	37,808	197,844	235,652
Cash transactions:
Repayment of long-term borrowings	—	(5,428)	—	(5,428)
Borrowings received	—	41,000	49,000	90,000
Transactions costs	—	(498)	(1,012)	(1,510)
Payment of interest	—	(21)	(370)	(391)
Non-cash transactions:
Amortization of transaction costs	—	105	316	421
Accrued interest	—	157	412	569

Balance as of 31 December 2019	—	73,123	246,190	319,313

Balance as of 1 January 2020	—	73,123	246,190	319,313
Cash transactions:
Repayment of long-term borrowings	—	(62,849)	(249,000)	(311,849)
Bonds issuance	346,073	—	—	346,073
Transactions costs	(4,715)	(25)	—	(4,740)
Payment of interest	—	(158)	(411)	(569)
Non-cash transactions:
Amortization of transaction costs	612	785	3,221	4,618
Accrued interest	9,070	67	—	9,137

Balance as of 31 December 2020	351,040	10,943	—	361,983

Transaction costs are related to the issuance of new debt. No significant transaction cost raised from the acquisition of other borrowings.

The maturity of the non - current portion of long-term debt is as follows:

	2020	2019
	USD	USD
1 - 2 years	1,207	41,095
2 - 3 years	794	43,241
3 - 4 years	791	43,780
More than 4 years	351,823	185,794

	354,615	313,910

Fair values -

The carrying amounts and fair value of the non-current borrowings are as follows:

	Carrying amount At 31 December 2020	2019	Fair value At 31 December 2020	2019
	USD	USD	USD	USD
Bank borrowings	10,901	67,662	9,753	63,377
Bonds	343,714	—	333,323	—
Syndicated loans	—	246,248	—	253,241

	354,615	313,910	343,076	316,618

At 31 December 2020 and 2019 valuation inputs for calculating fair value of long-term debt correspond to level 2 of the hierarchy defined in Note 3.3. There were no transfers between any levels during the year.

a)	Bonds -

USD 350,000 6.000% Senior Secured Notes due 2027 –

On 28 January 2020, Camposol S.A., Csol Holding Limited’s subsidiary, issued USD350,000 6.000% senior unsecured notes due 2027, which are guaranteed by Csol Holding Limited as parent guarantor.

Settlement of the bond issue occurred on 3 February 2020. The net proceeds from the bond issue were used to repay long term debt, to finance capital expenditures and for general corporate purposes.

With this transaction, the Company extended the maturity of its long term debt to 6.6 years under better conditions than the previous long-term debt facility, which allowed it to refinance existing debt in order to extend the duration releasing all collateral.

These notes include certain restrictive covenants based on the consolidated financial statements of Csol Holding Limited, as described below.

At any time the Notes are assigned Investment Grade Ratings by two Rating Agencies and no payment default or Event of Default has occurred and is continuing, the Issuer, the Parent Guarantor and its Restricted Subsidiaries will cease to be subject to the following covenants in the Indenture:

i.	Limitation on Indebtedness and Disqualified Stock.

a.

The Parent Guarantor will not, and will not permit any of its Restricted Subsidiaries to, Incur any Indebtedness (including Acquired Indebtedness) or Disqualified Stock; provided that the Parent Guarantor, the Issuer and any Subsidiary Guarantor may Incur Indebtedness (including Acquired Indebtedness) if, immediately after giving effect on a pro forma basis to the Incurrence of such Indebtedness and the receipt and application of the proceeds therefrom, the Consolidated Leverage Ratio of the Parent Guarantor is less than 3.50 to 1.0.

ii.	Limitation on Restricted Payments, which are to:

a.	Declare or pay any dividend or make any distribution on or with respect to the Parent Guarantor’s or any Restricted Subsidiary’s Capital Stock, subject to certain exceptions.

b.	Purchase, redeem, retire or otherwise acquire for value any shares of Capital Stock.

c.	Make any voluntary or optional principal payment, or voluntary or optional redemption, repurchase, defeasance, or other acquisition or retirement for value, of Indebtedness.

d.	Make any Investment, other than a Permitted Investment

iii.

Limitation on Dividend and Other Payment Restrictions Affecting Restricted Subsidiaries. Subject to certain exceptions, the Parent Guarantor will not, and will not permit any Restricted Subsidiary to, create or otherwise cause or permit to exist or become effective any encumbrance or restriction on the ability of any Restricted Subsidiary to:

a.	Pay dividends or make any other distributions on any Capital Stock of such Restricted Subsidiary owned by the Parent Guarantor or any other Restricted Subsidiary.

b.	Pay any Indebtedness owed to the Parent Guarantor or any other Restricted Subsidiary.

c.	Make loans or advances to the Parent Guarantor or any other Restricted Subsidiary.

d.	Sell, lease or transfer any of its property or assets to the Parent Guarantor or any other Restricted Subsidiary.

iv.	Limitation on Issuances of Guarantees by Restricted Subsidiaries

v.	Limitation on Transactions with Affiliates

a.

The Affiliate Transaction will not be permitted unless it is on terms that are not materially less favorable to the Parent Guarantor or the relevant Restricted Subsidiary than those that would have been obtained in a comparable transaction by the Parent Guarantor or the relevant Restricted Subsidiary with a Person that is not an Affiliate of the Parent Guarantor or such Restricted Subsidiary and other requirements are satisfied.

vi.	Limitation on Liens

The Parent Guarantor will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly incur, assume or permit to exist any Lien of any nature whatsoever on any of its assets or properties of any kind, except for certain permitted liens.

vii.	Limitation on Sale of Assets. The Parent Guarantor will not, and will not permit any Restricted Subsidiary to, consummate an Asset Sale, unless, amongst other conditions:

a.	At least 75% of the consideration received consists of cash or Temporary Cash Investments.

viii.	Limitation on Business Activities

The Parent Guarantor and its Restricted Subsidiaries, taken as a whole, will continue to be primarily engaged in Permitted Businesses; provided that the Parent Guarantor or any Restricted Subsidiary may own Capital Stock of an Unrestricted Subsidiary or joint venture or other entity that is engaged in a business other than Permitted Businesses as long as any investment therein was not prohibited when made under the Indenture.

ix.	Maintenance of Insurance

The Parent Guarantor will cause all properties used or useful in the conduct of its business or the business of any of its Restricted Subsidiaries to be maintained and kept in good condition, repair and working order as in the judgment of the Parent Guarantor may be necessary so that the business of the Parent Guarantor and its Restricted Subsidiaries may be properly conducted at all time, except to the extent the failure to do so would not have a material adverse effect on the business and results of operations of the Parent Guarantor and its Restricted subsidiaries taken as a whole.

x.	Designation of Restricted and Unrestricted Subsidiaries

The Board of Directors may designate any Restricted Subsidiary to be an Unrestricted Subsidiary; provided that (i) such designation would not cause a Default and (ii) one of the following: (a) the Subsidiary to be so designated has total assets of U.S.$1,000 or less or (b) if such Subsidiary has total assets greater than U.S.$1,000, the Issuer would be permitted make a Restricted Payment in the amount equal to the aggregate Fair Market Value of all Investments by the Parent Guarantor, the Issuer or any Restricted Subsidiary in such Subsidiary.

xi.	Government Approvals and Licenses; Compliance with Law

The Parent Guarantor will, and will cause each Restricted Subsidiary to, obtain and maintain in full force and effect all governmental approvals, authorizations, consents, permits, concessions and licenses as are necessary to engage in the Permitted Businesses.

b)	Bank borrowings -

USD 68,277 6.6% Interbank Long-Term Loan due 2026

On 28 December 2018, Camposol S.A. obtained a borrowing from Interbank for up to USD68,277 (The New Interbank Mid-Term Loan) at an Annual Interest Rate of 6.6% due November 2026. A first disbursement of USD38,277 was made on 28 December 2018, these proceeds were used to prepay of the outstanding balance of the USD40,000 6.6% Interbank Mid-Term Loan due 2023 and other corporate purposes. A second disbursement of USD30,000 was made on 28 February 2019.

On 14 February 2020, Camposol S.A. prepaid in full the outstanding amount under the Interbank Long-Term Loan for USD 68,277.

USD 20,000 6.6% Banco BBVA Peru Long-Term Loan due 2026

On 12 November 2019, Camposol S.A. obtained a borrowing from Banco BBVA Peru for up to USD20,000 (The New BBVA Long-Term Loan) at an Annual Interest Rate of Libo Rate for a period equal to three months plus 3.20% due December 2026. A first disbursement of USD11,000 was made on 18 November 2019, these proceeds were used for corporate purposes.

The BBVA Long-Term Loan includes certain restrictive covenants:

a.	Leverage ratio less than or equal to 3.5

According to Management evaluation at 31 December 2020, the Group was in compliance with these covenants.

c)	Syndicated Loans.-

USD250,000 3.25% LIBOR Rate plus Applicable Margin Syndicated Loan due 2025

On 13 December 2018, Camposol S.A. obtained a borrowing for up to USD250,000 (The Syndicated Loan) at an Annual Interest Rate of Libor for a period equal to three months plus 3.25% due December 2025. A first disbursement of USD200,000 was made on 20 December 2018, these proceeds were used to redeem the USD147,490 10.5% Senior Secured Notes due 2021 and other corporate purposes. A second disbursement of USD49,000 was made on 20 June 2019.

On 12 February 2020, Camposol S.A. prepaid in full its Syndicated Loan for USD250,000 to 3.25% LIBOR Rate plus Applicable Margin with the proceeds of its 6.000% Senior Notes due 2027.

21	TRADE ACCOUNTS PAYABLE

	2020	2019
	USD	USD
Suppliers	54,089	47,379
Bills of exchange payable	13,004	2,189
Payables to related parties (Note 36)	7,684	1,477

	74,777	51,045

Trade accounts payables to suppliers are mainly in US Dollars, are due within 12 months and are not interest-bearing.

Bills of exchange represent payables to suppliers mainly in US dollars are due within 3 months and bear interest at an annual average rate of 9%.

The average payment terms of trade payables are between 150 to 180 days.

22	OTHER ACCOUNTS PAYABLE

	2020	2019
	USD	USD
Vacations and other payables to employees	7,317	7,953
Workers’ profit sharing	1,437	3,798
Workers’ pension fund payable	663	1,164
Other	1,677	1,257

	11,094	14,172

Workers’ profit sharing pending of payment include USD691 of the period 2020 and USD746 of the period 2019 (Note19). Other accounts payable are due within 12 months, not interest-bearing and are mainly denominated in Sol.

23	PROVISIONS

	Legal claims	Other provisions	Total
	USD	USD	USD
At 1 January 2019	2,028	2,649	4,677
Additional provisions	1,528	—	1,528
Payments	(474)	(2,389)	(2,863)

At 31 December 2019	3,082	260	3,342

At 1 January 2020	3,082	260	3,342
Additional provisions	1,272	3,093	4,365
Payments	(722)	(160)	(882)

At 31 December 2020	3,632	3,193	6,825

New provisions in 2020 of USD2,596 correspond mainly to bonus performance to employees for results of the year and USD1,272 legal claims for employee benefits (USD1,528 in 2019 for legal claims for employee benefits).

24	LEASE LIABILITY

Type of debt	Guarantee	Annual interest rate	2020	2019
			USD	USD
Lease liabilities	Property subject to	Between 3.70%
	financial lease	and 5.70%	54,453	47,491
Less - current portion			(14,522)	(12,180)

Non-current portion			39,931	35,311

All leases are denominated in United States Dollars.

For purposes of reconciliation with the information provided in the consolidated statement of cash flows, following is the movement of leases liabilities:

USD
Balance as of 1 January 2019	22,570
Cash transactions:
Repayment of leases liabilities	(5,392)
Payment of interest	(2,207)
Non-cash transactions:
Accrued interest	2,338
Purchase of fixed assets under finance lease	30,182

Balance as of 31 December 2019	47,491

Balance as of 1 January 2020	47,491
Cash transactions:
Repayment of leases liabilities	(9,426)
Payment of interest	(1,933)
Non-cash transactions:
Accrued interest	2,088
Purchase of fixed assets under finance lease	16,233

Balance as of 31 December 2020	54,453

The maturity of the non-current portion of lease liability is as follows:

	2020	2019
	USD	USD
1 - 2 years	12,368	8,967
2 - 3 years	10,598	8,353
3 - 4 years	5,036	6,939
More than 4 years	11,929	11,052

	39,931	35,311

The future minimum lease payments under finance leases together with the present value of net minimum lease payments are as follows:

	2020		2019
	Minimum payments	Present value of payments	Minimum payments	Present value of payments
	USD	USD	USD	USD
Within one year	16,714	14,522	14,646	12,180
After one year but no more than seven years	47,185	39,931	42,340	35,311

Total minimum lease payments	63,899	54,453	56,986	47,491

less amounts representing finance charges	(9,446)		(9,495)

Present value of minimum lease payments	54,453		47,491

25	BANK LOANS

	2020	2019
	USD	USD
Loans -
Banco BBVA (Peru)	20,000	31,000
Banco Scotiabank (Peru)	28,850	20,000
Banco ICBC (Peru)	9,000	5,000
Accrued interest to pay	72	131

	57,922	56,131

For purposes of reconciliation with the information provided in the consolidated statement of cash flows, following is the movement of bank loans for the years ended 31 December:

	2020	2019
	USD	USD
Initial balance	56,131	—
Accrued interest in the year	1,475	453
Bank loans proceeds	192,850	111,500
Bank loans payments	(191,000)	(55,500)
Interest paid in the year	(1,534)	(322)

Closing balance	57,922	56,131

Bank loans represent promissory notes with maturities up to 210 days, which were obtained for working capital. These loans bear fixed annual interest rates between 1.25 per cent and 1.85 per cent (between 1.80 per cent and 4.55 per cent in 2019).

26	REVENUE

Revenue represents the sale of fresh and frozen biological products.

For the years ended 31 December, comprise the following (Note 5):

	2020	2019
	USD	USD
Blueberries	174,355	200,484
Avocado	75,027	73,154
Mangos	31,465	25,526
Grapes	38,346	15,090
Tangerine	22,548	10,767
Others	1,504	1,617

	343,245	326,638

27	COST OF SALES

	2020	2019
	USD	USD
Cost of inventories recognized as expenses (Note 13)	86,350	77,581
Personnel expenses (Note 30)	77,232	70,319
Depreciation of bearer plants (Note 6)	22,493	19,164
Depreciation of property, plant and equipment (Note 6)	7,842	6,953
Depreciation of right of use asset (Note 9)	8,337	4,992
Write-off of bearer plant (Note 6)	1,490	—
Amortization of computer software (Note 8)	309	94
Custom duties refund	(3,647)	(3,031)

	200,406	176,072

In Peru, Camposol S.A. is beneficiary of a simplified procedure for custom duties refunding (Drawback), at a rate of 3% of FOB value of exports (3% in 2019).

Personal expenses include USD633 of workers profit sharing (USD3,423 in 2019) (Note 19).

In 2020, the Group recognized in cost of sale a reduction in the book value of the inventories by carrying them at the net realizable value amounting to USD15 (USD177 in 2019) (Note 13 and 33).

28	SELLING EXPENSES

Selling expenses for the years ended 31 December comprise the following:

	2020	2019
	USD	USD
Freight	23,559	19,010
Exportation custom duties	10,131	7,717
Personnel expenses (Note 30)	5,297	4,371
Insurances	1,106	1,534
Consulting services	1,069	1,425
Travel and business expenses	275	803
Subscriptions to associations	189	733
Selling commissions	1,849	672
Depreciation of right of use asset (Note 9)	—	93
Depreciation (Note 6)	160	29
Amortization of computer software (Note 8)	19	4
Other expenses	1,262	1,268

	44,916	37,659

Personal expenses include USD2 of workers’ profit sharing (USD17 in 2019) (Note 19).

29	ADMINISTRATIVE EXPENSES

Administrative expenses for the years ended 31 December are comprised of the following:

	2020	2019
	USD	USD
Personnel expenses (Note 30)	11,303	11,874
Professional fees	3,938	5,291
Renting of machinery and equipment	902	1,197
Travel and business expenses	338	1,234
Amortization of computer software (Note 8)	731	525
Depreciation (Note 6)	785	669
Materials and supplies	354	649
Depreciation of right of use asset (Note 9)	315	237
Audit services and others	315	352
Directors’ remuneration (Note 30)	148	280
Maintenance	506	354
Subscriptions to associations	372	372
Insurances	256	27
Other taxes	108	112
Transport and telecommunications	96	128
Utilities	76	108
Other expenses	1,547	2,019

	22,090	25,428

Personal expenses include USD56 of workers’ profit sharing (USD358 in 2019).

30	PERSONNEL EXPENSES

	2020	2019
	USD	USD
Salaries and wages	75,209	73,329
Vacations	4,582	2,376
Other employees’ benefits	12,553	8,255
Other expenses	1,636	2,884

	93,980	86,844

Average number of staff employed during the year	16,259	16,308

Personnel expenses are allocated as follows:

	2020	2019
	USD	USD
Cost of sales (Note 27)	77,232	70,319
Selling expenses (Note 28)	5,297	4,371
Administrative expenses (Note 29)	11,303	11,874
Directors’ remuneration (Note 29)	148	280

	93,980	86,844

31	OTHER INCOME AND EXPENSES

	2020	2019
	USD	USD
Other income -
Indemnity of insurance	36	2,310
Impairment reversal on fixed assets (Note 6)	—	2,501
Gain on sale of supplies	—	323
Services to third parties	313	761
Gain on sale of property, plant and equipment (Note 33)	3	45
Recovery of written-off accounts receivable (Note 14 and 15)	295	261
Other	468	209

	1,115	6,410

Other expenses -
Organizational restructuring expenses	(1,908)	—
Personnel transportation	(1.960)	—
Contingencies (Notes 23)	(1,272)	(1,528)
Write-off of fixed assets (Note 6 and 8)	(622)	(1,042)
Default interest and fines	(45)	(611)
Impairment of trade receivable (Notes 15)	(305)	(627)
Donations and samples	(587)	(507)
Obsolescence of inventories (Notes 13)	(96)	(461)
Write-off of project	(1,121)	—
Loss on sale of supplies	(525)	—
Other	(1,767)	(233)

	(10,208)	(5,009)

32	FINANCIAL INCOME AND COSTS

	2020	2019
	USD	USD
Income -
Interest (Note 16)	137	311
Interest to shareholder	405	455
Gain in investment funds	270	209
Other income	4	26

	816	1,001

Costs -
Interest on bonds and bank loans	(28,717)	(17,566)
Interest on lease liability	(2,559)	(2,402)
Tax on financial transactions	(1,764)	(978)
Interest on accounts payable to suppliers	(1,475)	(453)
Other finance costs	(482)	(452)

	(34,997)	(21,851)

33	CASH GENERATED FROM OPERATIONS

	Note	2020	2019
		USD	USD
Reconciliation of profit for the year to net cash generated from operating activities:
Profit before income tax		57,585	80,791
Depreciation	6	31,280	26,815
Depreciation of right of use asset	9	8,652	5,322
Amortization	8	1,059	623
Impairment of accounts receivable	14 and 15	305	627
Obsolescence of inventories	13	96	461
Write- off of avocado and tangerine	6	1,523	—
Net gain in change of fair value of biological assets	10	(23,981)	(10,163)
Gain on sale of fixed assets	31	(3)	(45)
Gain attributable to associate	7	(1,708)	(81)
Net exchange difference		737	(1,731)
Net realizable value of inventories	13 and 27	15	177
Workers’ profit sharing	19	691	3,798
Recovery of impairment of fixed assets	6 and 27	—	(2,501)
Increase (decrease) of cash flows from operations due to changes in assets and liabilities:
Trade accounts receivable		(4,446)	17,799
Other accounts receivable		(555)	(5,076)
Inventories		(3,795)	(20,292)
Biological assets		(823)	(28,298)
Prepaid expenses		(3,504)	(1,014)
Trade accounts payable		23,732	3,663
Other accounts payable and provisions		(1,160)	3,365

Net cash generated from operating activities		85,700	74,240

34	INCOME TAX EXPENSE

a)

According to the Peruvian law, the income tax is determined on separate basis. Management has determined the taxable income under the general income tax regime, which requires adding to and deducting from the result derived from the accounting records maintained in Sol those items considered as taxable and non-taxable, respectively.

The standard rate for the Peruvian subsidiaries ranges between 29.5% and 15% for 2020 and 2019. The standard tax rate for other subsidiaries ranges between 33% and 25%.

	2020	2019
	USD	USD
Current income tax	3,830	11,727
Deferred income tax (Note 18)	23,924	(14,570)

Income tax expense	27,754	(2,843)

b)

For the years 2020 and 2019 the income tax credited to income differs from the theoretical amount that would arise using the tax rate applicable to profit before workers’ profit sharing and income tax as follows:

	2020	2019
	USD	USD
Profit before income tax	57,585	80,791

Relevant theoretical income tax 15%	8,638	12,119
Income not subject to tax	(627)	(456)
Expenses not deductible for tax purposes	903	2,851
Foreign exchange differences	5,605	(797)
Impact of change in tax rate	10,014	(12,805)
Difference in tax rates from other jurisdictions	2,348	(2,853)
Other	873	(902)

Income tax expense	27,754	(2,843)

c)

Until 30 December 2020, the Company was framed within Law No. 27360 “Ley de Promoción del Sector Agrario”, enacted on October 31, 2000. Among the tax benefits of this Law, some of which the Company had adopted, the highlight was the application of an income tax rate of 15%, subject to the Income Tax Law and its corresponding regulations.

On 31 December 2020, Peruvian Congress issued an agricultural Law No. 31110 , the Agricultural Labor Regime and Incentives under the Agrarian and Irrigation, Agro-exporter and Agro-industrial Sector Law (Ley del Régimen Laboral Agrario y de Incentivos para el Sector Agrario y Riego, Agroexportador y Agroindustrial) (the “New Agricultural Law”) which aims to introduce changes in the standards of working conditions of the sector.

On 1 January 2021, this significant new law went into effect in Peru. The New Agricultural Law has reduced benefits granted to agricultural companies, such as the Company, by the repealed Agricultural Sector Promotion Law (Ley de Promoción del Sector Agrario). Under the New Agricultural Law, companies may qualify for certain benefits, such us (i) a discounted health insurance contribution (EsSalud) of 7% of the monthly salary until 31 December 2022 (it will be further increased to 8% as of 1 January 2023 and to 9% as of 1 January 2025), and (ii) until 31 December 2025, 20% depreciation rate for hydraulic infrastructure. Further, from 2021 to 2023 employees will be entitled to receive 5% of the company’s profit (it will be further increased to 7.5% from 2024 and to 10% from 2027). Also, the New Agricultural Law provides that agricultural companies will be subject to a reduced income tax rate of 15% until the end of 2022, but thereafter a progressive increasing tax regime will apply up to 2028 when the applicable income tax rate will become equal to the general income tax rate (29.5%). This increase may significantly impact the profitability and margins of the Company.

c)

The Peruvian Tax Authority may review and, if required, amend the income tax or the tax loss carry forward determined by the Company and its subsidiaries for four years, as from January 1 of the following year in which the tax return of the corresponding income tax was filed (years open to examination). Since discrepancies may arise over the proper interpretation of the tax law applicable to the Group, it is not possible to anticipate at this date whether additional tax liabilities will arise as a result of eventual examinations. Additional tax, fines and interest, if any, will be recognized in results of the period in which the disagreement with the Peruvian tax authorities arises and they will be probable to be settled. Management considers that no significant liabilities will arise as a result of any eventual tax examinations.

The following table shows the income tax and value-added tax returns subject to review by the Tax Authority corresponding to the Company and its subsidiaries.

Years open to tax review
Company	Income Tax	Value Added Tax
Camposol S.A.	2015-2020	December 2015-2020
Muelles y Servicios Paita S.A.C.	2015-2020	December 2015-2020
Nor Agro Perú S.A.	2015-2020	December 2015-2020
Camposol Europa S.L.	2015-2020	December 2015-2020
Camposol Fresh B.V.	2015-2020	December 2015-2020
Inversiones Agrícolas Inmobiliarias S.A.C.	2015-2020	December 2015-2020
Persea, Inc	2013-2020	December 2013-2020
Camposol Fresh U.S.A Inc	2013-2020	December 2013-2020
Blacklocust S.A.C.	2019-2020	December 2019-2020
Grainlens S.A.C.	2019-2020	December 2019-2020
Camposol Fresh Foods Trading Co., Limited	2019-2020	December 2019-2020
Camposol Foods Trading (Shanghai) Co., Ltd.	2019-2020	December 2019-2020
Camposol Colombia S.A.S.	2019-2020	December 2019-2020
Camposol Uruguay, S.R.L.	2019-2020	December 2019-2020
Camposol Chile	2020	December 2019
CSOL Holding Limited	2020	December 2019
Camposol Cyprus Limited	2020	December 2019
Camposol Switzerland GmbH	2020	December 2019
Camposol Trade España S.L.	2020	December 2019
Aliria S.A.C.	2020	December 2019
Arándanos Camposolinos S.A.P.I. de C.V.	2020	December 2019

35	CONTINGENT LIABILITIES

As of 31 December 2020, the Group has labor-related contingencies and other claims amounting to USD2,440 (USD1,573 as of 31 December 2019). No provision has been made since legal advice indicates that it is not probable that a significant liability will arise.

36	TRANSACTIONS WITH SHAREHOLDERS AND OTHER RELATED PARTIES

a)	Transactions -

The main transactions carried out between the Group and its related parties are as follows:

	2020	2019
	USD	USD
i) Associate -
Empacadora de Frutos Tropicales S.A.C. -
Sale of services	111	6
Dividends received	405	—
Purchase of supplies	38	—
Purchase of services	9,885	4,289

ii) Entities related to Directors -
Gestora del Pacífico S.A.C -
Sale of services	197	543
Sale of finish product	—	1
Purchase of services	1,055	1,099

Desarrollo Inmobiliario Mar Verde S.A.C.-
Purchase of services	604	5,309
Purchase of land	223	—

Marinasol S.A.-
Sales of services	173	61
Loans granted	35	—
Purchase of services	10	—

Corporación Refrigerados Iny S.A.-
Sales of services	2,060	1,510

Ecopacking Clasmshells S.A. -
Purchase of supplies	4,529	4,956

Ecopacking Cartoness S.A. -
Purchase of supplies	3,819	—

Camposol Holding PLC -
Payment for transfer of shares of Camposol Uruguay (Note 17)	22,000	—

iii) Shareholders -
Distribution to shareholders (Note 17)	—	10,000

b)	Amounts due from/to related parties –

Other accounts receivable (Note 14)

	2020	2019
	USD	USD
i) Associate -
Empacadora de Frutos Tropicales S.A.C.	—	2

ii) Entities related to shareholders -
Campoinca S.A.	133	144
Camposol Holding PLC	146	93
Congelados y Frescos S.A.	2	19
Corporacion Refrigerados INY SA	104	752
Marinasol S.A.	—	62
Sociedad Oceanica	50	—

iii) Entities related to Directors -
Gestión del Pacífico S.A.C.		41

	435	1,113

Accounts payable to related companies

	2020	2019
	USD	USD
i) Entities related -
Marinasol S.A. (*)	60	8,000
Siboure Holdings S.A.C. (**)	—	8,000

	60	16,000

(*)	Corresponds to other payables due to services rendered during 2019.
(**)	The Group has paid USD42,000 in 2019 and USD8,000 in 2020.

Trade payables (Note 21)

	2020	2019
	USD	USD
i) Associates
Empacadora de Frutos Tropicales S.A.C.	5,155	1,282

ii) Entities related to Directors
Gestora del Pacífico S.A.C	460	130
Marinazul S.A.	10	—
Ecopacking Clasmshells S.A.	2,059	65

	7,684	1,477

c)	Compensation of the Group key management

	2020	2019
	USD	USD
Short-term employee benefits
Salaries of key management (excluding remuneration of Directors)	7,350	8,367

Remuneration of Directors (all of which are non - executives)	148	280

Post-employment benefits
Employees’ severance indemnities of Key management	67	94

There were no other post-employment benefits, long-term benefits, termination benefits and share-based payments in 2020 and 2019.

There are no management services provided by a related party to the Group.

37	COMMITMENTS AND GUARANTEES

Commitments and guarantees in respect of the bonds and bank borrowings are described in Note 20.

38	BASIC AND DILUTED EARNINGS PER SHARE

Basic earnings per share -

Basic earnings per share is calculated by dividing the profit attributable to equity holders of the Group by the weighted average number of ordinary shares in issue during the year.

	2020	2019
Profit for the year attributable to owners of the Company (USD)	29,143	83,263

Weighted average number of ordinary outstanding shares (thousands)	100,000	100,000

Basic earnings per share (expressed in USD)	0.29	0.83

In October 2019, the Company issued 100,000,000 Ordinary shares at a nominal value of USD10,000.

All shares issued have been fully paid.

For the year ended 31 December 2019 and 2020, the weighted average number of shares outstanding was 100,000,000 shares.

For the year ended 31 December 2018, the denominator for basic earnings per share uses the number of shares distributed on the date of the corporate reorganization.

Diluted earnings per share -

Diluted earnings per share is calculated by adjusting the weighted average number of ordinary shares outstanding to assume conversion of all dilutive potential ordinary shares. The Group has no transactions which are dilutive.

39	RESTRICTIONS AND PARENT COMPANY FINANCIAL INFORMATION

The bond (USD 350,000 6.000% Senior Secured Notes due 2027) contains customary negative covenants that generally limit the ability of Camposol S.A. on making Distributions as such term is defined under the bond (See note 20).

Considering that such covenants restrict the flow of cash from the Restricted Subsidiaries to Csol Holding Limited in the form of dividends and other payments, the stand-alone condensed statements of financial position, statements of comprehensive income, statements of change in equity and statements of cash flows of Csol Holding Limited are included below.

Csol Holding Limited

Financial information of Parent Company

Condensed statement of financial position

(In thousands of U.S. Dollars)

	2020	2019
	USD	USD
ASSETS
NON-CURRENT ASSETS
Investments in subsidiaries	32,037	10,000

Total non-current assets	32,037	10,000

CURRENT ASSETS
Accounts receivable to related companies	79	—
Cash and cash equivalents	982	1

Total current assets	1,061	1

Total assets	33,098	10,001

EQUITY / PARENT NET INVESTMENT
Share capital	10,000	10,000
Retained earnings	(384)	—

Total equity	9,616	10,000

LIABILITIES
CURRENT LIABILITIES
Accounts payable to related companies	23,399	1
Trade accounts payable	53	—
Other accounts payable	30	—

Total current liabilities	23,482	1

Total liabilities	23,482	1

Total equity and liabilities	33,098	10,001

Financial information of Parent Company

Condensed statement of comprehensive income (loss)

For the year ended 31 December 2020 and 2019

(In thousands of U.S. Dollars)

	2020	2019
	USD	USD
Administrative expenses	(376)	—
Net foreign exchange transactions losses	(5)	—

Operating profit (loss)	(381)	—

Financial income	—	10,000
Financial cost	(3)	—

(Loss) Profit before income tax	(384)	10,000

Income tax expense	—	—

(Loss) Profit for the year	(384)	10,000

Financial information of Parent Company

Condensed statement of cash flows

For the year ended 31 December 2020 and 2019

(In thousands of U.S. Dollars)

	2020	2019
	USD	USD
CASH FLOWS FROM OPERATING ACTIVITIES
Other payments	(287)	—
Interest paid	(3)	—

Net cash used in operating activities	(290)	—

CASH FLOWS FROM INVESTING ACTIVITIES
Investment in subsidiary	—	(10,000)
Dividends from subsidiary	—	10,000
Loans granted to related parties	(42)	—

Net cash used in investing activities	(42)	—

CASH FLOWS FROM FINANCING ACTIVITIES
Distribution to shareholders	—	(10,000)
Capital contribution	—	10,000
Payment to related parties for transfer of shares of Camposol Uruguay	(22,000)	—
Loans received from related parties	23,313	1

Net cash generated from financing activities	1,313	1

Net increase in cash and cash equivalents	981	1
Cash and cash equivalents at beginning of year	1	—

Cash and cash equivalents at end of year	982	1

RECONCILIATION OF LOSS BEFORE INCOME TAX FOR THE PERIOD / YEAR TO NET CASH USED IN OPERATING ACTIVITIES:
Loss before income tax	(384)	—
Decrease in accounts receivable from subsidiaries	(35)	—
Increase in accounts payable to subsidiaries	35	—
Net exchange difference	5	—
Increase in trade accounts payable	59	—
Increase in other accounts payable	30	—

Net cash used in operating activities	(290)	—

Business activity -

Csol Holding Limited is the holding company of the Camposol Group (hereinafter the “Group”). The principal activities of Csol Holding Limited is the holding of investments in entities involved mainly in agricultural activities in Peru, Colombia, Uruguay, Chile and Mexico.

Basis of preparation -

Csol Holding Limited was incorporated in Cyprus on 22 October 2019, in accordance with the provisions of the Cyprus Companies Law, Cap. 113, therefore only shows activity since it was incorporated. The parent company only financial information of Csol Holding Limited, presented above, is prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board. Accounting policies adopted in the preparation of this condensed parent company only financial information are the same as those adopted in the consolidated financial statements and described in Note 2 - Summary of significant accounting policies, except that the cost method has been used to account for investments in subsidiaries.

Investments in subsidiaries -

Subsidiaries are all entities (including structured entities) over which the Csol Holding Limited has control. Csol Holding Limited controls an entity when it is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity.

The entity has power over the investee where the investor possesses the right that gives it the current ability to direct the relevant activities. Csol Holding Limited carries the investments in subsidiaries at cost less any impairment in its separate financial statements.

Accounts payable to subsidiaries mainly corresponds to loans received from Camposol S.A. for USD23,358 as well as loan payable to Camposol Cyprus USD34 and Camposol Trade España USD7. The total amount of USD23,399 will be paid by the end of 2021.

Loans receivable from related parties corresponds to borrowing receivable from Camposol Cyprus USD40, Camposol S.A. USD35 and Camposol Trade España USD4.

As at 31 December 2020 there were no material contingencies at Csol Holding Limited.

Distribution to shareholders -

On November 2019, Csol Holding Limited distributed a total amount of USD10,000 to its owners (individual shareholders).

Dividends from subsidiary -

On 2019, Csol Holding Limited received dividends from its subsidiary Blacklocust for a total amount of USD10,000. On 2020, Csol Holding Limited did not received any dividends.

40	EVENTS AFTER THE REPORTING PERIOD

On February 17, 2021, the Company held a shareholders meeting approving its conversion into a public company limited by shares under Cyprus law and changed the name of the Company to Csol Holding PLC, which was filed with the Cypriot Registry of Companies and authorized on March 17, 2021. Then, on March 30, 2021, the Company held a shareholders meeting approving the change of the name to Camposol Holding PLC, which was filed with the Cypriot Registry of Companies and authorized on April 3, 2021.

On March 27, 2021, Peruvian Government issued the Supreme Decree No. 058-2021-PCM for an extension of the state of national emergency until April 30, 2021, due to the consequences of Covid-19 in human lives. The aforementioned Supreme Decree establishes limitations on the exercise of the people’s right to freedom of movement until April 30, 2021, due to an increase in positive cases of the pandemic. Management considers that this event does not require adjustments to 2020 financial statements and, it considers that this situation will not have a significant impact in 2021.

APPENDIX A: GLOSSARY OF SELECTED TERMS

Greenhouse Effect: the process by which radiation from the earth’s atmosphere warms the planet’s surface to a temperature above what it would be without its atmosphere.

Hectare (HA): a unit of area equal to 10,000 square meters

Humboldt Current: is a cold ocean current of the South Pacific, flowing north along the western coast of South America.

Medium Phase: period in time in which the harvesting of agricultural products is ongoing but has not yet reached its peak.

Metric Ton (MT): a unit of mass equal to 1,000 kilograms

Peak Phase: period of time in which the harvesting of agricultural products is at its most productive.

Super Foods: a food that is rich in compounds considered beneficial to a person’s health.

Treatment Lagoon: a water treatment system consisting of a pond with artificial aeration to promote biological oxidation of wastewaters.

Traceable Products: products capable of being traced to a specific location of production.

USDA Organic: a labeling term that indicates that the food or other agricultural product has been produced through approved methods that must be verified by the USDA.

Unproductive Phase: period of time in which the harvesting of agricultural products is at its least productive

Yield Per Hectare: a measurement of the amount of a crop harvested per 10,000 square meters.

A-1

Dealer Prospectus Delivery Obligation

Through and including             , 2021 (the 25th day after the date of this prospectus), all dealers that effect transactions in these securities, whether or not participating in this Offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 6. Indemnification of Directors and Officers

Our Amended and Restated Articles of Association provide, subject to certain limitations, the company may indemnify its directors and officers against any losses or liabilities which he or she may sustain or incur in or about the execution of his or her duties including liability incurred in defending any proceedings whether civil or criminal in which judgment is given in his or her favor or in which he or she is acquitted.

The Underwriting Agreement (Exhibit 1.1) provides for indemnification by the underwriters of us, our directors and officers, and by us of the underwriters, for some liabilities arising under the Securities Act, and affords some rights of contributions with respect thereto.

Under the form of indemnification agreement filed as an exhibit to the registration statement of which this prospectus is a part, we will agree to indemnify our directors and executive officers against certain liabilities and expenses incurred by such persons in connection with claims made by reason of their being such a director or executive officer.

Item 7. Recent Sales of Unregistered Securities

During the past three years, we have issued the following securities (as guarantor thereof) that were not registered under the Securities Act:

Date of Sale or Issuance	Title of Securities	Aggregate Principal Amount of Securities/ Amount of Securities	Purchaser/ Initial Purchaser/ Dealer Managers	Consideration	Exemption
February 3, 2020	6.000% Senior Notes due 2027	U.S.$350,000,000	BofA Securities, Inc., Santander Investment Securities Inc., Scotia Capital (USA) Inc., UBS Securities LLC and BBVA Securities Inc.	New Money Issue	144A/Reg S

Item 8. Exhibits and Financial Statement Schedules

(a) Exhibits

See Exhibits Index beginning on page II-3 of this Registration Statement.

(b) Financial Statement Schedules

All supplemental schedules are omitted because of the absence of conditions under which they are required or because the information is shown in the financial statements or notes thereto.

Item 9. Undertakings

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions described in Item 6 hereof, or otherwise, the Registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue. The undersigned Registrant hereby undertakes:

•

To provide the underwriters specified in the underwriting agreement, at the closing, ordinary shares in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

That for purposes of determining any liability illlder the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424 (b)(1) or (4), or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

That for the purpose of determining any liability illlder the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

EXHIBIT INDEX

Exhibit Number	Title
1.1	Form of Underwriting Agreement**

3.1	Amended and Restated Articles of Association of Camposol Holding PLC, as currently in effect*

4.1	Form of Ordinary Shares Certificate*

5.1	Opinion of Antis Triantafyllides & Sons LLC**

10.1	Indenture dated February 3, 2020, for Camposol’s S.A.’s 6.000% Senior Notes due 2027 (including form of notes)***

10.2	English translation of the Credit Agreement dated November 12, 2019, entered into by Camposol S.A. and Banco BBVA Peru***

10.3	English translation of the Amendment No. 1 dated November 26, 2019, to the Credit Agreement***

10.4	English translation of the Amendment No. 2 dated September 25, 2020, to the Credit Agreement***

10.5	English translation of the Master Agreement dated December 17, 2015, entered into by Camposol S.A. and Sociedad Agrícola Virú S.A.***

10.6	English translation of the Amendment No. 1, to the Master Agreement*

10.7	English translation of the Amendment No. 2, to the Master Agreement***

10.8	English translation of the Amendment No. 3, to the Master Agreement*

10.9	English translation of the Amendment No. 4, to the Master Agreement***

10.10	English translation of the Acquisition Agreement dated April 11, 2018, entered into by Camposol Uruguay S.R.L. and Citrícola Salteña S.A.***

10.11	English translation of the Acquisition Agreement dated April 11, 2018, entered into by Camposol Uruguay S.R.L. and Jamilco S.A.***

10.12	English translation of the Acquisition Agreement dated January 25, 2019, entered into by Camposol Uruguay S.R.L. and Citrícola Salteña S.A.***

10.13	English translation of the Acquisition Agreement dated January 25, 2019, entered into by Camposol Uruguay S.R.L. and Jamilco S.A.***

10.14	English translation of the Mortgage Agreement dated November 12, 2019, entered into by Camposol S.A. and Banco BBVA Peru.***

10.15	English translation of the Short-Term Instruments Indenture Agreement (Acto Marco de Emisión de Papeles Comerciales) dated March 27, 2018, entered into by Camposol S.A.***

10.16	English translation of the Short-Term Instruments Indenture Agreement (Acto Marco de Emisión de Papeles Comerciales) dated June 8, 2018, entered into by Camposol S.A.***

10.17	English translation of the Amendment No. 5, to the Master Agreement*

14.1	Code of Ethics and Conduct***

21.1	List of Subsidiaries of Camposol Holding PLC***

Exhibit Number	Title

23.1	Consent of Antis Triantafyllides & Sons LLC (to be included as part of Exhibit 5.1)**

23.2	Consent of Gaveglio Aparicio y Asociados S. Civil de R.L.*

23.3	Consent of Tasaciones Fiestas S.A.C.*

23.4	Consent of Activos e Inventarios LTDA.*

23.5	Consent of Estudio Cersosimo SRL*

*	Filed herewith
**	To be filed by amendment
***	Previously filed

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing this Registration Statement on Form F-1 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, in the City of Lima, Peru, on May 3, 2021.

CAMPOSOL HOLDING PLC

By:	/s/ SAMUEL BARNABY DYER CORIAT
Name: SAMUEL BARNABY DYER CORIAT
Title: CEO

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Principal Executive Officer

Signature	Title	Date

/s/ SAMUEL BARNABY DYER CORIAT	Chief Executive Officer (Principal Executive Officer)	May 3, 2021
Samuel Barnaby Dyer Coriat

/s/ ANDRES DANIEL COLICHÓN SAS	Chief Financial Officer (Principal Financial Officer)	May 3, 2021
Andres Daniel Colichón Sas

/s/ FELIX EDGARDO AGUERO SALINAS	Chief Accounting Officer (Principal Accounting Officer)	May 3, 2021
Felix Edgardo Aguero Salinas

Board of Directors

Signature	Title	Date

/s/ SAMUEL BARNABY DYER CORIAT	Chairman of the Board of Directors	May 3, 2021
Samuel Barnaby Dyer Coriat

/s/ PIERO MARTIN DYER CORIAT	Director	May 3, 2021
Piero Martin Dyer Coriat

/s/ JACKELINE ROSA DYER CORIAT	Director	May 3, 2021
Jackeline Rosa Dyer Coriat

/s/ WILLIAM PAUL DYER CORIAT	Director	May 3, 2021
William Paul Dyer Coriat

/s/ CHRISTAKIS K. SANTIS	Director	May 3, 2021
Christakis K. Santis

/s/ ANDREAS DEMETRIOU	Director	May 3, 2021
Andreas Demetriou

Signature	Title	Date

/s/ CHRISTOFOROS G. HADJIKYPRIANOU	Director	May 3, 2021
Christoforos G. Hadjikyprianou

/s/ COSTAKIS MAVROCORDATOS	Director	May 3, 2021
Costakis Mavrocordatos

/s/ GIORGOS E. GEORGIOU	Director	May 3, 2021
Giorgos E. Georgiou

SIGNATURE OF AUTHORIZED REPRESENTATIVE

Pursuant to the Securities Act of 1933, the undersigned, the duly authorized representative in the United States of Camposol Holding PLC, has signed this registration statement or amendment thereto, as the case may be, in the City of New York, State of New York, on May 3, 2021.

AUTHORIZED REPRESENTATIVE

/s/ Colleen A. De Vries
Name: Colleen A. De Vries
Title: Assistant Secretary